QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on October 1, 2007

Registration No. 333-145309

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pre-effective
AMENDMENT NO. 2
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

RELIANT PHARMACEUTICALS, INC.
(Exact name of registrant as specified in its charter)

Delaware	2834	22-3740140
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

110 Allen Road
Liberty Corner, New Jersey 07938
(908) 580-1200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Bradley T. Sheares, Ph.D.
Chief Executive Officer
Reliant Pharmaceuticals, Inc.
110 Allen Road
Liberty Corner, New Jersey 07938
(908) 580-1200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Michael A. Pucker, Esq.	Robert R. Ferguson III	John T. Gaffney, Esq.
Cathy A. Birkeland, Esq.	Chief Financial Officer	Andrew J. Pitts, Esq.
Latham & Watkins LLP	Reliant Pharmaceuticals, Inc.	Cravath, Swaine & Moore LLP
233 S. Wacker Drive, Suite 5800	110 Allen Road	Worldwide Plaza
Chicago, Illinois 60606	Liberty Corner, New Jersey 07938	825 Eighth Avenue
(312) 876-7700	(908) 580-1200	New York, New York 10019
(212) 474-1000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

           The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated October 1, 2007.

                           Shares

Common Stock

          This is an initial public offering of shares of common stock of Reliant Pharmaceuticals, Inc.

          Reliant Pharmaceuticals is offering                          shares to be sold in the offering. The selling stockholders identified in this prospectus are offering an additional                           shares. Reliant Pharmaceuticals will not receive any of the proceeds from the sale of the shares by the selling stockholders.

          Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $              and $             . Reliant Pharmaceuticals has applied to list the common stock on the New York Stock Exchange under the symbol "RRX."

          See "Risk Factors" beginning on page 12 to read about factors you should consider before buying shares of the common stock.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Reliant Pharmaceuticals	$	$
Proceeds, before expenses, to the selling stockholders	$	$

          To the extent that the underwriters sell more than                          shares of common stock, the underwriters have the option to purchase up to an additional                          shares from Reliant Pharmaceuticals at the initial public offering price less the underwriting discount.

          The underwriters expect to deliver the shares against payment in New York, New York on                          , 2007.

Goldman, Sachs & Co.		Merrill Lynch & Co.
JPMorgan
Banc of America Securities LLC		Lazard Capital Markets

Prospectus dated                          , 2007.

Rythmol® SR
(propafenone HCl)
Extended Release Capsules
325 mg
Rx only
60 Capsules
Reliant
NDC 65726-425-27
Lovaza™
(omega-3-acid ethyl esters)
Capsules
Formerly OMACOR®
(omega-3-acid ethyl esters)
120 Capsules
Rx only
Reliant
Lovaza™
(omega-3-acid ethyl esters)
Capsules
Formerly OMACOR®
(omega-3-acid ethyl esters)
60 Capsules
Rx only
Reliant
DynaCirc CR®
(isradipine)
Controlled Release Tablets
10 mg
GITS
Rx only
30 Tablets
Reliant

INDUSTRY AND MARKET DATA

          In this prospectus, we rely on and refer to information and statistics regarding our industry. We obtained this market data from independent industry publications or other publicly available information, however we remain responsible for the statistical data included in this prospectus. In particular, we obtained market data for 2004, 2005 and 2006, including competitor revenue, market size and physician prescribing behavior, from the National Sales Perspective, National Prescription Audit Plus and Prescriber Profiler published by IMS Health Inc. in 2006 and Results of the National Cholesterol Education (NCEP) Program Evaluation Project Utilizing Novel E-Technology (NEPTUNE) II Survey and Implication for Treatment Under the Recent NCEP Writing Group Recommendations published by The American Journal of Cardiology in 2005. The definitions of elevated triglycerides (>150 milligrams per deciliter (mg/dL)), high triglycerides (from 200 mg/dL to 499 mg/dL) and very high triglycerides (≥500 mg/dL) are set forth in the Third Report of NCEP Expert Panel on Detection, Evaluation and Treatment of High Blood Cholesterol in Adults (Adult Treatment Panel III) - Final Report (NCEP ATP III Guidelines).

PROSPECTUS SUMMARY

          This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider in making your investment decision. You should read this entire prospectus carefully, including the section entitled "Risk Factors" and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. On April 1, 2004, we converted from a Delaware limited liability company to a Delaware corporation. For tax purposes we converted from a Delaware limited liability company to a Delaware corporation effective June 29, 2003. Unless otherwise specified or the context otherwise requires, references in this prospectus to "we," "our" and "us" refer to Reliant Pharmaceuticals, Inc., including where applicable our predecessor entities Reliant Pharmaceuticals, LLC, Reliant Pharmaceuticals, Inc. and Bay City Pharmaceuticals, Inc., and its subsidiaries. See "Corporate History and Restructuring."

Reliant Pharmaceuticals, Inc.

Our Business

Overview

          We are a rapidly growing pharmaceutical company that specializes in the development, commercialization and marketing of prescription therapeutic products. We currently market four cardiovascular products in the United States, including our lead product LovazaTM (formerly marketed as Omacor®). Lovaza is the only omega-3 product approved by the United States Food and Drug Administration (FDA) for the treatment of very high triglycerides. Very high triglycerides have been linked to pancreatitis, atherosclerosis, coronary heart disease, stroke and other diseases, according to reports issued by the National Institutes of Health as well as various articles in medical journals, including the Journal of the American Medical Association (JAMA) and the Journal of the American College of Cardiology. In addition to Lovaza, we market Rythmol SR®, an anti-arrhythmic, and DynaCirc CR® and InnoPran XL®, each of which is an anti-hypertensive.

          Our net product sales were $117.2, $134.8 and $312.6 million for 2004, 2005 and 2006, respectively, representing a compound annual growth rate of 63%. Net product sales were $217.2 million for the six months ended June 30, 2007, representing an increase of 65% over the same period in 2006. Net product sales of Lovaza were $154.2 million for 2006, its first full year of sale. Net product sales of Lovaza were $127.5 million for the six months ended June 30, 2007, representing an increase of 126% over the six months ended June 30, 2006. Net product sales of Rythmol SR were $26.1, $46.7 and $68.8 million for 2004, 2005 and 2006, respectively, representing a compound annual growth rate of 62%. Net product sales of Rythmol SR were $43.1 million for the six months ended June 30, 2007, representing a 41% increase over the six months ended June 30, 2006. Net product sales of DynaCirc CR were $34.0, $44.8 and $66.7 million for 2004, 2005 and 2006, respectively. Net product sales of DynaCirc CR were $34.9 million for the six months ended June 30, 2007, representing a 1% increase over the six months ended June 30, 2006. In 2006, our net income was $65.1 million (which includes a $74.7 million gain recognized upon the sale of our Antara product, $7.7 million in costs related to the early repayment of our indebtedness and a $4.4 million cumulative effect charge related to the adoption of SFAS 123R). For the six months ended June 30, 2007, our net loss was $21.8 million (which includes $6.9 million in costs related to the refinancing of our debt and $21.4 million in charges related to a separation agreement with our former Chairman).

          Our commercial infrastructure includes integrated sales and marketing, product development and acquisition and in-licensing expertise. We believe our sales and marketing team has the ability and capacity to drive substantially higher revenues. As of June 30, 2007, we employed approximately 875 sales and marketing professionals. Our sales and marketing efforts are focused on effectively promoting our products to targeted primary care and specialty physicians, as well as selected hospitals and academic centers in the United States. We believe that our sales and marketing team's knowledge and expertise with respect to the dyslipidemic, anti-arrhythmic and anti-hypertensive therapeutic categories are important competitive advantages. Our product development team, which consists of approximately 30 professionals, has gained FDA approval for a number of new products and is currently working on clinical trials in support of expanded indications and new uses for our products. We have in-licensed or acquired all of our currently marketed products. Our business development team is actively pursuing both strategic acquisitions and in-licensing opportunities to augment our growth, maximize the value of our commercial infrastructure and further diversify our product portfolio.

          The costs of cardiovascular disease in the United States are substantial, with combined direct and indirect costs estimated at $431.8 billion in 2007, according to an article in Circulation published by the American Heart Association on April 19, 2007. The cardiovascular market is the largest therapeutic category in the United States in terms of both prescriptions and sales dollars. According to National Sales Perspective published by IMS Health Incorporated (IMS Health), in 2006, total U.S. cardiovascular pharmaceutical sales were approximately $43.7 billion, up approximately 8% over the previous year. According to data presented in National Sales Perspective, this market has been growing approximately 8% per annum since 2004. Within the broader cardiovascular market, U.S. pharmaceutical sales in the non-statin dyslipidemic segment, which is comprised of all fibrates plus Niaspan® and Lovaza and referred to in this prospectus as the "NSD market segment," were $2.2 billion in 2006, an increase of 28% over the previous year, according to and based upon data published by IMS Health. This market segment has grown at a compound annual growth rate of 31% since 2002, according to and based upon data published by IMS Health. We believe increased focus on the health implications of lipid parameters, other than low density lipoprotein cholesterol (LDL-C), including triglycerides, will continue to drive growth in the NSD market segment.

Lovaza

          Lovaza is the only FDA-approved omega-3-acid ethyl ester product indicated for the treatment of very high triglycerides (≥ 500 mg/dL) in adult patients as an adjunct to diet. In this prospectus we refer to our FDA-approved indication for Lovaza as "the treatment of very high triglycerides." Lovaza has an excellent safety and tolerability profile and has no warnings in its product label. In contrast, as more completely described in their respective prescribing information, other triglyceride-lowering prescription products have warnings in their product labels regarding clinically-significant side effects, including abnormal liver function (fibrates and statins) and rhabdomyolysis (a potentially fatal skeletal muscle complication) (fibrates, statins and niacin-based products). In patients with very high triglycerides, studies in support of our FDA-approved indication demonstrated that Lovaza provides a clinically significant 45% reduction in triglycerides and a 9% increase in high density lipoprotein-cholesterol (HDL-C).

          Since its commercial launch in October 2005, Lovaza has experienced substantial prescription and revenue growth. Total prescriptions of Lovaza for the six months ended June 30, 2007 were 1.1 million, representing a 135% increase in total prescriptions over the six months ended June 30, 2006, according to and based upon data published by IMS Health. Within the NSD market segment, Lovaza has experienced a significant expansion of its market share, with a 9% share of total prescriptions as of June 30, 2007, compared with a 5% share of total prescriptions as of June 30, 2006, according to IMSNPA Market Dynamics presented by IMS Health.

          As of June 30, 2007, we employed a primary care sales team consisting of approximately 600 sales representatives promoting Lovaza to primary care physicians. We believe that there are significant opportunities to employ our sales and marketing expertise to further grow prescriptions and sales of Lovaza. According to IMS Health, there are presently more than 200,000 patients taking Lovaza, and according to a report published by The American Journal of Cardiology in 2005 and data from the U.S. Census Bureau, there are approximately five million U.S. adults with triglyceride levels greater than or equal to 500 mg/dL, which triglyceride levels are referred to in this prospectus as "very high triglycerides".

          Lovaza is readily differentiated from nutritional and dietary supplements containing omega-3 fatty acids. Lovaza is the only FDA-approved omega-3 product for the treatment of very high triglycerides and is composed of omega-3 acid ethyl esters with purity levels in excess of 90%.

          In December 2006, we submitted clinical study data from our Combination of Lovaza and Simvastatin (COMBOS) study to the FDA in support of an additional indication for use of Lovaza for the treatment of non-HDL-C and high triglycerides (from 200 mg/dL to 499 mg/dL) in adult patients concurrently taking a statin, at or near LDL-C treatment goal, and as an adjunct to diet. On June 12, 2007, we received approval from the FDA to add certain data from clinical studies to our label with respect to Lovaza. This data, reflecting the use of Lovaza by patients with high triglyceride levels who were already using simvastatin, showed that such patients experienced additional reductions in triglyceride levels and a modest increase in LDL-C versus simvastatin monotherapy. Although we did not receive the additional indication for which this data was submitted, the inclusion of this data in our labeling will provide practitioners and patients with additional clinical data on Lovaza.

          We are continuing to analyze the clinical data and possible clinical studies necessary to obtain an additional indication for the treatment of patients with dyslipidemia, or abnormal amounts of lipids (primarily elevated levels of cholesterol and triglycerides) in the blood, concurrently taking a statin. We believe that an approval of an additional indication could result in the substantial expansion of the addressable patient population for Lovaza.

          We also intend to pursue additional development initiatives involving Lovaza, including a fixed dose combination product that will contain both Lovaza and an FDA-approved statin and studies focused on the treatment of symptomatic paroxysmal atrial fibrillation.

          The patent portfolio for Lovaza consists of three issued U.S. patents, the last of which expires in 2018, as well as 27 pending U.S. patent applications and 41 pending international applications that we own or exclusively license. In addition, Lovaza has U.S. marketing exclusivity under the Hatch-Waxman Act into November 2009.

Rythmol SR

          Rythmol SR is an anti-arrhythmic indicated as a first-line therapy (the first product recommended for treatment) to prolong the time to recurrence of symptoms associated with an irregular heart rhythm known as atrial fibrillation in patients without structural heart disease. Clinical studies have demonstrated that Rythmol SR significantly increases the time to recurrence of irregular heart rhythms at all dosage levels studied. As of June 30, 2007, we employed a cardiovascular specialty sales team consisting of approximately 75 sales representatives promoting Rythmol SR to electrophysiologists and select specialty cardiologists.

DynaCirc CR

          DynaCirc CR, a calcium channel blocker, is a once-a-day controlled release formulation of isradipine, indicated for the management of high blood pressure. Isradipine has been proven to be effective in reducing hypertension with a low incidence of side effects making the drug generally well-tolerated in patients on multiple drug regimens. In particular, DynaCirc CR has been shown to result in a reduced incidence of edema, or swelling of the ankles and legs, relative to other leading calcium channel blockers.

Our Strategy

          In order to build upon our growth and maximize profitability, we intend to:

  •
  Maximize the value of Lovaza and Rythmol SR:    A key element of our strategy is to capitalize on the successful launch of Lovaza and continue to grow the approximately 11% market share of new prescriptions we have achieved in the NSD market segment as of June 30, 2007, according to and based upon data published by IMS Health.

    Our strategy is also focused on driving increased sales of Rythmol SR. Our strategy for Rythmol SR primarily focuses upon continued intensive promotion to electrophysiologists and select specialty cardiologists.

  •
  Pursue an expanded label indication and clinical development of Lovaza:    We are pursuing a number of clinical development programs for Lovaza, including additional indications and combination uses with a statin, any of which may significantly increase the size of the addressable market for Lovaza, depending on the outcome of the clinical studies and applicable scope of the indications or additional products ultimately approved, if any.

  •
  Build our product portfolio through targeted business development efforts:    We intend to actively pursue strategic acquisitions and in-licensing opportunities to augment our growth, capitalize upon our operating leverage and to further diversify our product portfolio. We believe that we have the ability to identify and consummate acquisition and in-licensing opportunities as a result of our extensive industry expertise and relationships and available capital, including the funds raised from this offering.

  •
  Improve our operating efficiency to drive profitability:    Following the launch of Lovaza in October 2005, we restructured our sales team to focus on the promotion and growth of our brands for Lovaza and Rythmol SR. We believe our operating efficiencies will continue to improve and that we will have the potential to achieve profitable growth as we execute on one of our principal business strategies to leverage our sales and marketing infrastructure.

Risks Related to Our Business

          Although we believe that our product portfolio and our business strategy described above will provide us with opportunities to achieve our business objectives, there are a number of risks and uncertainties related to our business, including:

  •
  Our total revenue depends and will likely continue to depend in substantial part on Lovaza;

  •
  Pronova BioPharma Norge AS, is the only FDA-approved manufacturer and is the sole supplier of the active pharmaceutical ingredient (API) for Lovaza in the world and limits on Pronova's manufacturing capacity for the API for Lovaza could inhibit our ability to fill prescriptions for Lovaza in the near term and, in the longer term, could constrain our growth;

  •
  Pronova manufacturers all of the API for Lovaza at a single facility;

  •
  Par Pharmaceutical Inc.'s Paragraph IV certification under the Hatch-Waxman Act related to Rythmol SR could adversely affect our financial condition and results of operations as it could result in the introduction of a generic product prior to the expiration of the patent directed to Rythmol SR; and

  •
  Our current product patents may not be broad enough, or we may not be successful in defending our patent positions in order to prevent generic product entry. In addition, for future products, we may not seek or receive sufficiently broad patent protection to defend our products.

          In addition to the preceding risks, you should also carefully consider the risks discussed under "Risk Factors" beginning on page 12 and other information contained in this prospectus before you decide to purchase our common stock.

Corporate Information

          We were founded in August 1999 and commenced commercial operations in July 2000. Our principal executive offices are located at 110 Allen Road, Liberty Corner, New Jersey 07938. Our telephone number is (908) 580-1200. Our website is www.reliantrx.com. We have not incorporated by reference into this prospectus the information included on or linked from our website, and you should not consider it to be part of this prospectus.

          Reliant Pharmaceuticals, the Reliant logo, Lovaza, DynaCirc, DynaCirc CR, InnoPran XL and Axid are trademarks of Reliant Pharmaceuticals, Inc. Lescol and Lescol XL are trademarks owned by Novartis AG. The Rythmol and Rythmol SR are trademarks sub-licensed to Reliant by Abbott Laboratories. Omacor is a trademark licensed to Reliant by Pronova. Unless otherwise noted, all other trademarks, trade names or service marks appearing in this prospectus are the property of their respective owners.

          For additional information regarding our products please refer to the complete prescribing information, which we have attached as exhibits to the registration statement of which this prospectus is a part.

THE OFFERING

Common stock offered by Reliant Pharmaceuticals	Shares
Common stock offered by the selling stockholders	Shares
Common stock to be outstanding after this offering	Shares
Option to purchase additional shares	Shares
Use of proceeds
Our net proceeds from this offering after payment of fees and expenses relating to the offering will be approximately $ million (based on an assumed offering price of $ per share, the midpoint of the range on the cover page of this prospectus). We intend to use approximately $115.0 to $215.0 million of the net proceeds to repay a portion or up to the entire amount of the outstanding indebtedness under our term loan credit facility and the remainder of the net proceeds for general corporate purposes, including the acquisition or in-license of new products and product candidates. See "Use of Proceeds."

A $1.00 increase or decrease in the assumed initial public offering price of $ per share would increase or decrease the net proceeds to us from this offering by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.
Risk factors	You should read the "Risk Factors" section of this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.
Proposed New York Stock Exchange symbol	"RRX"

          The number of shares of common stock to be outstanding after this offering includes the number of shares outstanding as of August 31, 2007, after giving effect to the automatic conversion of all outstanding shares of convertible, redeemable preferred stock into 35,668,315 shares of common stock immediately prior to the consummation of this offering. This number excludes:

  •
  84,200 shares of common stock issuable upon exercise of options outstanding as of August 31, 2007, at an exercise price of $24.00 per share, none of which was exercisable as of that date;

  •
  1,702,500 shares of common stock issuable upon exercise of options outstanding as of August 31, 2007, at an exercise price of $22.00 per share, none of which was exercisable as of that date;

  •
  3,524,936 shares of common stock issuable upon exercise of options outstanding as of August 31, 2007, at an exercise price of $20.00 per share, of which options to purchase 2,488,499 shares were exercisable as of that date;

  •
  531,350 shares of common stock issuable upon exercise of options outstanding as of August 31, 2007, at an exercise price of $10.00 per share, all of which were exercisable as of that date;

  •
  620,313 shares of common stock issuable upon exercise of warrants outstanding at an exercise price of $20.00 per share, all of which are currently exercisable;

  •
  425,000 shares of common stock to be issued to our former Chairman pursuant to his separation agreement on the earlier of a change of control or January 31, 2009;

  •
  up to 1,809,092 additional shares of common stock reserved for future grants as of August 31, 2007, under the Reliant Pharmaceuticals, Inc. 2007 Incentive Award Plan (2007 Incentive Award Plan); plus any additional shares added to the 2007 Incentive Award Plan beginning in 2008 under the evergreen feature of such plan. See "Compensation Discussion and Analysis — Employee Benefit Plans — 2007 Incentive Award Plan — Share Reserve;" and

  •
  up to                          shares of common stock reserved for future issuance upon settlement of stock appreciation rights. See "Compensation Discussion and Analysis — Stock Appreciation Rights — Exchange Offer."

          Except as otherwise indicated, information in this prospectus:

  •
  assumes the underwriters have not exercised their option to purchase                          additional shares;

  •
  reflects a    -for-    stock split of our common stock to be effected prior to the consummation of this offering; and

  •
  assumes the filing of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering.

SUMMARY FINANCIAL DATA

          The following table presents a summary of our historical and pro forma financial information for the periods indicated. You should read this information in conjunction with our consolidated financial statements and related notes, and the information under the headings "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Indebtedness" included elsewhere in this prospectus. We derived the summary historical financial data as of December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, from our audited consolidated financial statements included elsewhere in this prospectus. We derived the summary historical financial data as of June 30, 2007, and for each of the six months ended June 30, 2006 and 2007, from our unaudited consolidated financial statements that are also included elsewhere in this prospectus. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation in all material respects of the financial position and results for the unaudited interim periods. The results of any interim period are not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year, and the historical results do not necessarily indicate results expected for any future period.

          The unaudited pro forma loss per share data for the year ended December 31, 2004 reflects the conversion of common units into shares of common stock upon our conversion on April 1, 2004 from a Delaware limited liability company to a Delaware corporation as if the conversion had taken place as of January 1, 2004.

          The unaudited adjusted pro forma loss per share data for the year ended December 31, 2006 and the six months ended June 30, 2007 reflects the automatic conversion of all outstanding shares of convertible, redeemable preferred stock into 35,668,315 shares of common stock immediately prior to the consummation of this offering, as if the conversion had occurred as of the date of original issuance.

          The unaudited pro forma balance sheet data at June 30, 2007 below reflects the automatic conversion of all outstanding shares of convertible, redeemable preferred stock into 35,668,315 shares of common stock immediately prior to the consummation of this offering as if the conversion had occurred as of June 30, 2007.

          The unaudited adjusted pro forma balance sheet data, as adjusted for the offering, further reflects the issuance and sale of                          shares of our common stock in this offering at an initial public offering price of $             per share, the midpoint of the range of the estimated initial public offering price between $             and $             as set forth on the cover page of this prospectus, and our receipt of the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Consolidated Statements of Operations Data:
(in thousands, except share and per share data)

	Year Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
				(Unaudited)
Revenues:
Net product sales	$117,224	$134,806	$312,619	$131,281	$217,221
Promotion revenues	105,108	84,522	53,055	24,551	11,612
Royalty revenue	—	352	1,794	754	1,195

Total revenues	222,332	219,680	367,468	156,586	230,028
Costs and expenses:
Cost of products sold	21,259	37,379	75,197	32,850	51,572
Cost of promotion revenues	88,129	65,085	61	—	—
Sales and marketing	111,757	138,438	189,229	92,597	109,969
Sales team restructuring	—	2,326	(85)	—	—
General and administrative	34,171	33,288	35,046	17,386	43,913
Amortization of intangible assets	29,252	31,145	23,720	11,830	11,830
Research and development	34,908	24,789	29,500	12,655	19,477

Total costs and expenses	319,476	332,450	352,668	167,318	236,761

(Loss) Income from operations	(97,144)	(112,770)	14,800	(10,732)	(6,733)
Other expense (income), net	27	(9,368)	15	15	14
Interest expense	4,204	28,480	34,642	16,583	15,971
Interest income	(989)	(1,613)	(1,677)	(515)	(2,588)

Loss before income tax (benefit) provision	(100,386)	(130,269)	(18,180)	(26,815)	(20,130)
Income tax (benefit) provision	(267)	40	125	20	1,634

Loss from continuing operations	(100,119)	(130,309)	(18,305)	(26,835)	(21,764)
(Loss) Income from discontinued operations, net of tax of $2,575 in 2006	(6,048)	(934)	87,866	10,725	(39)

(Loss) Income before cumulative effect of accounting change	(106,167)	(131,243)	69,561	(16,110)	(21,803)
Cumulative effect of accounting change	—	—	(4,447)	(4,447)	—

Net (loss) income	$(106,167)	$(131,243)	$65,114	$(20,557)	$(21,803)

Dividend accretion on preferred stock	(64,454)	(63,319)	(70,822)	(33,174)	(34,601)

Net loss attributable to common stockholders	$(170,621)	$(194,562)	$(5,708)	$(53,731)	$(56,404)

Net loss attributable to common stockholders per share — basic and diluted
Loss from continuing operations		$(41.72)	$(18.10)	$(12.77)	$(10.13)
(Loss) income from discontinued operations		(0.20)	17.84	2.28	(0.01)

Loss before cumulative effect of a change in accounting principle		(41.92)	(0.26)	(10.49)	(10.14)
Cumulative effect of a change in accounting principle		—	(0.90)	(0.95)	—

Net loss attributable to common stockholders		$(41.92)	$(1.16)	$(11.44)	$(10.14)

Weighted-average shares outstanding — basic and diluted		4,640,763	4,925,296	4,699,971	5,565,602

Unaudited pro forma net loss attributable to common stockholders — basic and diluted
Loss from continuing operations	$(36.93)
Loss from discontinued operations	(1.36)

Loss before cumulative effect of a change in accounting principle	(38.29)
Cumulative effect of a change in accounting principle	—

Net loss attributable to common stockholders	$(38.29)

Unaudited pro forma weighted-average shares outstanding — basic and diluted	4,455,948

Unaudited adjusted pro forma net loss attributable to common stockholders — basic and diluted
Loss from continuing operations		$(0.45)	$(0.53)
Income from discontinued operations		2.16	—

Income (loss) before cumulative effect of a change in accounting principle		1.71	(0.53)

Cumulative effect of a change in accounting principle		(0.11)	—

Net income (loss) attributable to common stockholders		$1.60	$(0.53)

Unaudited adjusted pro forma weighted average shares outstanding — basic and diluted		40,593,611	41,233,917

Consolidated Balance Sheet Data:
(in thousands)

	As of December 31,		As of June 30, 2007
	2005	2006	Actual	Pro Forma	Pro Forma, As Adjusted for the Offering(1)
				(Unaudited)	(Unaudited)
Cash and cash equivalents	$24,700	$45,952	$152,607	$152,607
Cash and cash equivalents — restricted	1,022	—	—	—
Total current assets	97,807	146,052	276,164	276,164
Intangible assets, net	72,879	48,580	36,750	36,750
Total assets	184,793	204,832	323,944	323,944
Total current liabilities	85,927	90,115	109,141	109,141
Long-term debt	160,759	110,299	212,313	212,313
Common stock subject to repurchase	19,807	12,104	—	—
Convertible, redeemable preferred stock	762,972	833,796	868,396	—
Accumulated deficit	(844,628)	(842,761)	(867,138)	(867,138)
Total stockholders' (deficit) equity	(853,868)	(845,639)	(868,391)	5

(1)
A $1.00 increase in the offering price would result in an approximately $              million increase or decrease in each of pro forma as adjusted additional paid-in capital, pro forma as adjusted total stockholders' equity and pro forma as adjusted total capitalization, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commission and estimated offering expenses payable by us.

RISK FACTORS

          An investment in our common stock involves a substantial risk of loss. You should consider carefully the following risks and other information contained in this prospectus before you decide whether to purchase our common stock. If any such risks should actually occur, our business, results of operations and financial condition could suffer significantly. As a result, the market price of our common stock could decline, and you may lose part or all of your investment.

Risks Related to Our Business

          Our total revenue depends and will likely continue to depend in substantial part on Lovaza.

          We currently actively promote three branded products and derive the vast majority of our revenue from sales of these products. In 2006 and the six months ended June 30, 2007, sales of Lovaza, DynaCirc CR and Rythmol SR in the aggregate accounted for 93% and 95% of our net product sales, respectively. Lovaza represented 49% and 59% of our total net product sales in 2006 and the six months ended June 30, 2007, respectively. We believe that future sales of Lovaza will constitute an increasingly significant portion of our revenue, income and cash flow for the foreseeable future. Accordingly, any factor adversely affecting sales of Lovaza or our other promoted products could have a material adverse effect on our business, financial condition and results of operations.

          Pronova is the only FDA-approved manufacturer and is the sole supplier of the API for Lovaza in the world, and limits on Pronova's manufacturing capacity for the API in Lovaza could inhibit our ability to fill prescriptions for Lovaza in the near term and, in the longer term, could constrain our growth.

          Pronova is our sole source supplier for the API in Lovaza. Pursuant to our license and supply agreement with Pronova, we are obligated to purchase our total requirements of the API for Lovaza from Pronova absent Pronova's inability to supply our total requirements for four consecutive months.

          Pursuant to the terms of our license and supply agreement with Pronova, in the event that Pronova for any reason (including a force majeure event) does not deliver the total amount of the API we order within 60 days of the date specified in our order, then Pronova is required to allocate the API to its licensees on a pro rata basis based on Pronova's actual sales of API over the preceding 12 months. If Pronova fails to supply our total requirements of the API for a reason other than a force majeure event, for four consecutive months, Pronova is obligated to use its commercially reasonable efforts to ensure deliveries of our total requirements of the API from third parties at no increased cost to us. However, to the extent Pronova is required to pay more than the then applicable base supply price for any API procured from a third party, we will bear fifty percent of the incremental cost above the then applicable base supply price. If Pronova has been unable to supply our total requirements of the API for four consecutive months for reasons other than force majeure, we are permitted to obtain our requirements of the API from other sources. In such circumstances, we are responsible for fifty percent of the incremental cost of such API above the then applicable base supply price. Once Pronova's ability to supply our total volume requirements of API is reinstated, we are again required to procure our API requirements exclusively from Pronova and would be obligated to discontinue any and all purchases from third-party manufacturers.

          Notwithstanding the foregoing provisions related to an alternative supply of the API in our license and supply agreement with Pronova, at present Pronova is the only FDA-approved supplier of the API for Lovaza in the world. A change in manufacturer would require formal approval by the

FDA before the new manufacturer could produce commercial supplies of the API for Lovaza. This approval process typically takes a minimum of 12 to 18 months. As a result, our ability to fill prescriptions for Lovaza and successfully execute our business strategy of maximizing the value of Lovaza with increased prescription demand depends on Pronova's ability to meet our API requirements.

          Pronova has advised us that through the six months ended June 30, 2007, its facility in Sandefjord, Norway has produced an annualized quantity of approximately 780 metric tons of the API used in Lovaza and other products marketed outside of the United States. In 2006, we purchased approximately 315 metric tons of the API, and expect that our total purchase requirements for 2007 will be approximately 650 metric tons. Pronova recently informed us that they do not intend to fulfill the entire amount of our ordered quantities for the months of September, October and November, but that they expect to make up a portion of the shortfall in December 2007. As a result, and including the shortfalls discussed below, Pronova anticipates it will ship a total of 600 metric tons to us in 2007 instead of the ordered 650 metric tons. We expect our requirements for the API to increase if we are able to successfully execute our business strategy to grow the Lovaza brand and increase prescription demand. In addition to supplying our requirements of the API, Pronova also supplies or intends to supply API to other pharmaceutical companies for distribution outside of the United States. We expect the demand for the API from Pronova outside of the United States to continue to grow as well.

          In 2006, Pronova announced plans to expand its manufacturing capabilities to be able to produce approximately 1,000 metric tons of the API by the third quarter of 2007 and approximately 1,200 metric tons by the end of 2007. In April 2007, Pronova experienced an unexpected set-back in its manufacturing capability due to an equipment malfunction, which resulted in a reduction of capacity of approximately 25% for approximately one month. As a result of this malfunction and as a result of cumulative demand exceeding available supply, Pronova needed to limit and allocate its supply of API to its various customers, including us.

          During the six months ended June 30, 2007, Pronova shipped approximately 82% of our ordered quantities for API within the specific timeframe requested by us for delivery. During such period, we were able to satisfy total prescription demand for Lovaza with a combination of the API supplied by Pronova, API inventory on hand, encapsulated product, work in process and packaged finished dosage form product. We believe that if Pronova continues to deliver API at this monthly rate relative to our orders, we will be able to satisfy total prescription demand for Lovaza through the middle of 2008. If for any reason, Pronova's deliveries of API ceased in their entirety, we would be able to satisfy total prescription demand for Lovaza through early 2008.

          Pronova has indicated to us that it has resolved the equipment malfunction it experienced, however we cannot assure you that such interruptions in the production off API will not occur again in the future. Similarly, while we understand that Pronova is continuing its work to expand the manufacturing capabilities of its Norway facility, we cannot assure you that such expansion will be completed on time or that production capacity will increase by the contemplated amounts. If we are unable to obtain sufficient quantities of the API, due to a shortfall in production or otherwise, we may be unable to fill prescriptions of Lovaza in full, which could materially affect our results of operations, and be unable to successfully execute our business strategy to grow Lovaza, which could result in a material adverse effect on our business, financial condition and results of operations.

          Pronova manufactures all of the API for Lovaza at a single facility.

          Pronova currently manufactures all supplies of the API for Lovaza through two manufacturing lines both located at a single facility in Sandefjord, Norway. A natural disaster or other calamity affecting this facility could negatively impact our ability to obtain required quantities of the API for

Lovaza in a timely manner or at all, which could materially reduce our net product sales of Lovaza and have a material adverse effect on our business, financial condition and results of operations if such failure to deliver were sustained for any material period of time. In addition to natural disasters, any interruption in manufacturing operations at the Sandefjord, Norway facility could further negatively impact our ability to obtain required quantities of the API from Pronova. A number of factors could cause interruptions, including:

  •
  equipment malfunctions or failures;

  •
  fire;

  •
  technology malfunctions;

  •
  strikes, lock-outs or work stoppages;

  •
  regional power outages;

  •
  product tampering;

  •
  an uncured breach of our supply agreements;

  •
  war or terrorist activities; or

  •
  actions of regulatory authorities.

          As discussed in the prior risk factor Pronova has informed us that it recently experienced an unexpected set-back in its manufacturing capability due to equipment malfunctions, which resulted in a reduction of capacity of approximately 25% for approximately one month.

          Pronova has advised us that it is in the process of planning a second manufacturing facility for the production of the API for Lovaza. The plant is to be located in Denmark with construction currently expected to commence prior to the end of 2007. However, construction has not yet commenced and it is currently anticipated that this second facility will not be completed and approved by the FDA until the first half of 2010. We cannot assure you that this facility will be completed and receive the necessary regulatory approvals by such time, or at all.

          Failure by Pronova to achieve, maintain or follow manufacturing standards and governmental regulation could negatively impact our business.

          In addition, any failure by Pronova to achieve, maintain or follow manufacturing standards could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could hurt our business. Pronova is subject to periodic and ongoing unannounced inspections by governmental agencies to ensure strict compliance with applicable governmental regulations. These regulations include, among other things, quality control, quality assurance and the maintenance of records and documentation. If Pronova fails to comply with these regulatory requirements, it may not be able to continue the production of the API for Lovaza. If the safety of any product supplied is compromised due to Pronova's failure to adhere to applicable law or for other reasons, this may jeopardize our regulatory approval for Lovaza and we may not be able to obtain regulatory approval for additional indications or uses of Lovaza, and may be held liable for any injuries sustained as a result. Except for contractual rights and remedies that we have with Pronova, we have no direct control over Pronova's compliance with these regulations and standards. We have $35.0 million of professional and product liability insurance coverage. We pay an annual premium of $1.8 million for this coverage. This policy covers, among other things, human clinical trials and associated medical expenses and product sales. This policy does not cover, among other things, unapproved off-label promotion and product withdrawal and crisis management expenses. In addition, we have $28.5 million of business interruption insurance coverage, of which there is a $17.25 million sub-limit with respect to Pronova's manufacturing facility. Our business interruption insurance falls within our property insurance coverage, for which we pay an annual premium of $0.6 million. Our business interruption insurance covers, among other things, additional expenditures until manufacturing resumes full operation. This policy does not cover, among other things, financing transactions.

          Failure by Pronova to comply with regulations regarding safety standards, manufacturing practices and the use and destruction of hazardous substances could result in sanctions being imposed on Pronova, including temporary or permanent suspension of its operations.

          Pronova's manufacturing operations are subject to regulations regarding safety standards and manufacturing practices and the use and destruction of hazardous substances resulting from processing fish oil, such as mercury, heavy hydrocarbons and other materials, some of which are removed from the fish oil distilled in the manufacture of the API for Lovaza. In particular, Pronova is subject to regulations imposed by the Norwegian Pollution Control Authority. Pronova in the past has received complaints regarding the emission of refined fish oil into the water from its manufacturing facility in Sandefjord, Norway. We have been informed by Pronova that it is currently under investigation for three incidents beginning in 2005 of possible breach of the applicable water pollution legislation for certain discharges of refined fish oil into the local fjord. In addition, Pronova performed an analysis of the soil at its facility in Sandefjord, Norway and discovered that the soil contains quantities of heavy hydrocarbons. Pronova has informed us that regulators have not yet required them to undertake any remedial action and that Pronova is in the process of analyzing the situation to determine what action, if any, will be required. If Pronova is found to be in noncompliance with applicable regulations, it could be sanctioned, including the temporary or permanent suspension of its operations, which could have a material adverse effect on our business and results of operations.

          Par Pharmaceutical, Inc.'s Paragraph IV certification under the Hatch-Waxman Act related to Rythmol SR could adversely affect our financial condition and results of operations as it could result in the introduction of a generic product prior to the expiration of the patent directed to Rythmol SR.

          On November 8, 2006, we received notice that Par Pharmaceutical, Inc. (Par) submitted an Abbreviated New Drug Application (ANDA) containing a Paragraph IV certification seeking approval from the FDA to sell a generic version of Rythmol SR. A Paragraph IV certification is the declaration by the generic filer that its product will not infringe the already approved product's listed patent or that such patent is invalid. For a more detailed discussion regarding Paragraph IV certifications, we refer you to "Business—Generic Drug Approval".

          On December 19, 2006, we filed a lawsuit against Par in the United States District Court for the District of Delaware. Our complaint alleges that Par's ANDA constitutes infringement of U.S. Patent No. 5,681,588 (the `588 patent), the patent which is listed in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations (Orange Book) for Rythmol SR. In its answer, Par alleged that the `588 patent is invalid or not infringed. Par also claims that the `588 patent is unenforceable as a result of the applicants' alleged inequitable conduct in obtaining the patent in proceedings before the United States Patent and Trademark Office. This lawsuit is pending and discovery is expected to begin in the near future. A trial date has not been set.

          As a result of our filing this lawsuit, a 30-month stay, as provided for under the Hatch-Waxman Act, has been imposed during which (unless a court holds that the `588 patent is not infringed or is invalid or unenforceable, or that we did not reasonably cooperate in expediting the litigation) the FDA may not approve Par's ANDA. This stay will otherwise expire on May 8, 2009 and at such time, could result in the introduction of a generic product to Rythmol SR prior to resolution of the litigation. An adverse outcome in this litigation could result in one or more generic versions of

Rythmol SR being launched before the expiration of the `588 patent on October 28, 2014, which could adversely affect our ability to successfully execute our business strategy to maximize the value of Rythmol SR and could negatively impact our financial condition and results of operations. In 2006 and the first six months of 2007, Rythmol SR accounted for $68.8 million and $43.1 million in net product sales, representing 22% and 20% of our total net product sales, respectively. For additional information regarding the Hatch-Waxman Act, we refer you to "Business—New Drug Applications—Generic Drug Approval."

          Our current product patents may not be broad enough, or we may not be successful in defending our patent positions in order to prevent generic competitive product entry. For future products, we may not seek or receive sufficiently broad patent protection to defend our products.

          Our success will depend in part on our and our partners' ability to obtain patents and maintain adequate protection of intellectual property for our technologies and products in the United States. While we believe that we have been able to successfully protect our intellectual property to date, if we do not adequately protect or expand our intellectual property covering both our current and future products or available patent protection is changed by legislation, competitors may be able to use our technologies or design around our owned or licensed patents and erode or negate our competitive advantage by introducing branded or generic products into the marketplace prior to the expiration dates of our patents.

          The patent positions of pharmaceutical companies, including our patent positions, involve complex legal and factual questions, and as a result, the validity and enforceability of our patents cannot be predicted with certainty. Patents may be challenged, deemed unenforceable, invalidated or circumvented. In order to protect or enforce our intellectual property rights, we may initiate actions against third parties. The prosecution of actions involving disputes related to intellectual property is costly and could divert technical and management personnel from their normal responsibilities. We may fail to apply for patents on important technologies or products in a timely fashion, if at all, and in any event, the applications we do file may be challenged and may not result in issued patents. Any patents we obtain may not be sufficiently broad to prevent others from using our technologies or developing competing products. Furthermore, others may independently develop similar or alternative technologies or design around our patented technologies or products and potentially seek therapeutic equivalence through a proper suitability petition. In addition, if challenged, our patents may be declared invalid or unenforceable. Even if valid and enforceable, our patents may fail to provide us with any competitive advantages. We are aware that Pronova is involved in litigation over the validity of certain of their omega-3 patents in both Germany and Italy. An adverse decision in either of these proceedings could be used to undermine our patent position for Lovaza.

          We also rely upon trade secret protection for our confidential and proprietary information. We have taken measures to protect our proprietary information; however, these measures may not provide adequate protection. We seek to protect our proprietary information by entering into confidentiality agreements with our employees, collaborators and consultants. Nevertheless, employees, former employees, collaborators or consultants may disclose our proprietary information, and we may not be able to meaningfully protect our trade secrets. We may also hire scientific personnel formerly employed by other companies, and either we or these individuals may become the subject of allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our trade secrets.

          We also engage in collaborations, sponsored research agreements and other arrangements with academic researchers and institutions that have received and may receive funding from U.S. government agencies. As a result of these arrangements, the U.S. government or other third parties may have rights in inventions developed during the course of the performance of such collaborations and agreements as required by law or such agreements.

          Pronova is currently involved in litigation in Italy and Germany regarding the core composition patent for their API.

          In Italy, the German company Flavex Naturextrakte brought an action in the Court of Milan in April 2005 seeking a declaration of nullity against the Pronova Italian patent for products containing their API. Subsequently, two other firms, Institut Biochimique SA of Switzerland (IBSA) and Chiesi Farmaceutici of Italy joined that nullity action. In March 2007, a Court appointed expert issued a report in which he opined that there were grounds to invalidate certain patent claims that are material to the protection of the Italian product. The Court has scheduled a hearing on the expert report for October 2007. Pronova has advised us that while the timing of the Court proceedings cannot be predicted with certainty, it currently expects that the decision of the Court will be rendered no earlier than the end of 2008.

          In May 2006, Pronova filed a preliminary injunction proceeding against Chiesi Farmaceutici for infringement of Pronova's Italian patent in Rome. In July 2007, a Court appointed expert issued a report and made conclusions broadly similar to the expert report issued in connection with the Milan proceedings. The Court has scheduled a hearing on the expert report for October 2007 and we have been advised that Pronova expects that the decision of the Court will be rendered no earlier than the fourth quarter of 2007.

          In May 2006, Pronova brought an action in Germany against KD Pharma Bexbach GmbH (KD Pharma) for infringement of Pronova's German patent in connection with two of KD Pharma's products. The Court decided partially in favor of Pronova, holding that one of the products did infringe while the other was outside of the patent claims. Pronova is appealing the decision of non-infringement for the second product on the basis that it does infringe the Pronova patent.

          In June 2006, KD Pharma along with IBSA initiated a nullity action against the Pronova patent in Germany. A hearing is scheduled for November 2007 on this matter and Pronova expects a decision shortly thereafter.

          All of the foregoing mentioned proceedings are ongoing and Pronova has advised us that while it intends to vigorously pursue enforcement of its patent rights, it is not possible at this time to reasonably assess the outcomes of these proceedings, or, if they were not to prevail in the litigation, the timing of potential generic competition with their products in Italy and Germany. There has been no final judgment issued with respect to any of the pending proceedings in Italy and Germany; however, there is a risk that material patent claims covering Pronova's Italian and German products may be declared partially or wholly invalid. The Italian and German product formulations are different than Lovaza, and the Pronova patents in Italy and Germany contain additional claims that are different than the claims within the patents covering Lovaza. The outcomes of the proceedings in Italy and Germany are not determinative in proceedings brought in the United States. An adverse decision in either of these litigation proceedings could possibly weaken our ability to protect our patents covering Lovaza if our patents are challenged. If we are unable to protect our intellectual property covering Lovaza and our patents are declared invalid or unenforceable, competitors may be able to use our technologies and erode or negate our competitive advantage by introducing generic products into the marketplace prior to the expiration dates of our patents, which could have a material adverse effect on our business, financial condition and results of operations.

          The change of brand name of our Omacor product to Lovaza may adversely affect its sales and negatively impact our business.

          In June 2006, the FDA requested that we obtain a brand name other than Omacor for the product in order to address name confusion between Omacor and Amicar®, a drug which blocks the breakdown of blood clots in the treatment of severe bleeding. Of the approximately 2.4 million prescriptions of Omacor filled from its launch in October 2005 through June 30, 2007, we are aware of 23 medication errors involving some degree of name confusion, and have reported these to the FDA. On May 23, 2007, the FDA accepted the brand name Lovaza and on May 24, 2007, we filed a trademark application for Lovaza with the United States Patent and Trademark Office. We began actively marketing our Omacor product under the brand name Lovaza on August 1, 2007.

          Since we commenced our name change plan for Lovaza prior to completing the trademark registration process, any objections we receive from the United States Patent and Trademark Office, foreign trademark authorities or third parties could disrupt our name change plan and require us to incur significant expense in defending the objections or establishing an alternative brand that qualifies under applicable U.S. and foreign trademark laws, and does not infringe the existing rights of third parties.

          If we do not successfully manage the name change process for Lovaza, we may be unable to build a successful brand identity for our new tradename in a timely manner or at all, which could negatively impact the commercial prospects for Lovaza and result in a significant temporary or permanent loss of prescription demand and significant product returns. Such an outcome could have a material adverse effect on our business, financial condition and results of operations.

          We have a limited history of successful operations and may not achieve profitability in future periods or on a consistent basis.

          We began commercial operations in July 2000. Since our inception and through the quarter ended June 30, 2006, we incurred substantial losses from operations. Beginning with the quarter ended June 30, 2006, through the quarter ended March 31, 2007, we recorded income from operations for each quarter. As a result, we have a limited history of generating operating income from which you can evaluate our business and our prospects.

          Although we recorded net income for fiscal year 2006, we incurred a net loss of $21.8 million in the six months ended June 30, 2007 (including $6.9 million in costs related to the refinancing of our debt and $21.4 million in charges related to a separation agreement with our former Chairman), $131.2 million in 2005 and $106.2 million in 2004, and, as of June 30, 2007, we had a total stockholder's deficit of $868.4 million. We may not be able to achieve consistent profitability on a quarterly basis or sustain or increase profitability on an annual basis. Our profitability is substantially dependent on revenues from sales of our promoted products, in particular Lovaza, Rythmol SR and DynaCirc CR, and other factors, such as our ability to successfully execute our strategy with respect to Lovaza, obtain and maintain regulatory approval for our products in the United States, obtain adequate coverage and reimbursement for our products from insurance companies, government programs and other third-party payors, secure product supply from third parties and raise and maintain sufficient funds to finance our activities. We may not achieve any or all of these goals. Even if we do achieve some or all of these goals, we may not be able to sustain profitability.

          Our quarterly results have fluctuated significantly in the past and may fluctuate significantly in the future.

          Our results of operations have varied and may continue to vary from quarter to quarter due to a variety of factors, including sales volumes and pricing of our marketed products, interruptions in supply by third-party manufacturers, costs associated with the acquisition or in-licensing of new products or product candidates, the launch of new products, the Omacor name change to Lovaza, changes made to our sales team, the nature and timing of milestone payments made to our collaborative partners, the nature and timing of our financing transactions, gains realized upon product divestitures and general economic and industry conditions that affect customer demand.

          For example, our quarterly results have fluctuated in the past due to the following:

  •
  expenses incurred upon the launch of new products such as Lovaza and Antara®;

  •
  the nature and timing of milestone payments made to our collaborative partners, such as the $10.0 million license payment made to Pronova in September 2004, which was expensed as incurred since FDA approval of the product had not been obtained;

  •
  the nature and timing of our financing transactions, which has impacted the amount of interest expense incurred by us on a quarterly basis, such as our March 2007 debt refinancing, which resulted in incremental costs of $6.9 million;

  •
  the divestiture of products (and related inventory), including Axid OS in the third quarter of 2005 and Antara in the third quarter of 2006, which resulted in the receipt of cash proceeds of $15.9 million and $82.4 million, respectively;

  •
  the receipt in December 2003 of a one-time termination fee of $61.0 million upon termination of our co-promotion agreement with Biovail; and

  •
  the recognition in the second quarter of 2007 of $21.4 million in charges related to a separation agreement with our former Chairman.

          In addition to Lovaza, we depend entirely on third parties to supply the API for and manufacture of Rythmol SR, DynaCirc CR and InnoPran XL.

          We do not have manufacturing facilities or the personnel to manufacture our products or produce the API for our products independently. Pursuant to our agreement with Abbott GmbH & Co. KG, Abbott is the exclusive manufacturer of Rythmol SR and supplier of propafenone, the API used in the manufacture of Rythmol SR. DynaCirc CR is manufactured by Patheon Pharmaceuticals, Inc. and Novartis Consumer Health, Inc. Shasun Chemicals and Drugs Ltd. supplies isradipine, the API used in the manufacture of DynaCirc CR. Finally, we have agreed to purchase all of our requirements of InnoPran XL from Eurand America, Inc., which is responsible for procuring propanolol, the API used in the manufacture of InnoPran XL.

          Any failure by our third-party manufacturers to achieve, maintain or follow manufacturing standards could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could hurt our business. Our third-party suppliers and manufacturers are subject to periodic and ongoing unannounced inspections by the FDA and other federal and state agencies to ensure strict compliance with current Good Manufacturing Practices (cGMP) and other applicable government regulations. These regulations include, among other things, quality control, quality assurance and the maintenance of records and documentation. If these third parties fail to comply with these regulatory requirements, they may not be able to continue the production of our products, and we could be subject to fines and penalties, suspension of production, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval, injunctions or criminal prosecution. If the safety of any product supplied is compromised due to our manufacturers' failure to adhere to applicable law or for other reasons, we may not be able to obtain regulatory approval for, or successfully commercialize, our products, and we may be held liable for any injuries sustained as a result. Except for contractual rights and remedies that we have with our manufacturers, we have no direct control over our third-party manufacturers' compliance with these regulations and standards, or the availability of our products or the quality of the products supplied to us. In 2005 and 2006, we wrote off approximately $2.5 million and approximately $1.3 million, respectively, of inventory of DynaCirc CR related to failed production batches of the product primarily the result of delivered product failing to meet regulatory or our internal specifications and manufacturing-related issues caused by power outages, equipment set-up and material handling. We have not experienced similar problems with respect to DynaCirc CR in 2007.

          In addition, we face the possibility of termination, interruption or non-renewal of our supply and manufacturing agreements by third parties based on their own business priorities and financial stability, as well as other external factors. Any termination or interruption may be costly or operationally disruptive to us. As a result of our exclusive arrangements with certain manufacturers and suppliers, we are also prohibited from using alternative manufacturers or suppliers for certain of our products and are unable to diversify manufacturing and supply sources. We may not be able to locate alternative manufacturers for our products on commercially acceptable terms or in a timely manner in the event of a manufacturing interruption or termination of an existing manufacturing agreement. The number of third-party manufacturers with the expertise and facilities to manufacture pharmaceutical products on a commercial scale is limited. In addition, a change in manufacturer requires formal approval by the FDA before the new manufacturer may produce commercial supplies of our products. This approval process typically takes a minimum of 12 to 18 months and, during that time, we may face a shortage of supply of our products. An interruption in the supply of our products could adversely affect our ability to generate revenue from our marketed products or to proceed with clinical trials of product candidates under development. We have $35.0 million of professional and product liability insurance coverage. We pay an annual premium of $1.8 million for this coverage. This policy covers, among other things, human clinical trials and associated medical expenses and product sales. This policy does not cover, among other things, unapproved off-label promotion and product withdrawal and crisis management expenses. In addition, we have $28.5 million of business interruption insurance coverage, of which there is a $17.25 million sub-limit with respect to Pronova's manufacturing facility. Our business interruption insurance falls within our property insurance coverage, for which we pay an annual premium of $0.6 million. Our business interruption insurance covers, among other things, additional expenditures until manufacturing resumes full operation. This policy does not cover, among other things, financing transactions.

          If clinical trials for our product development candidates are unsuccessful or regulatory approvals are delayed, our timely development and commercialization of these candidates would be impaired significantly.

          Some of our current products and the product development candidates we may acquire rights to are in mid- to late-stage clinical development. To obtain regulatory approvals necessary for commercial sale, we must complete the formulation and development of these product development candidates and demonstrate through adequate and well-controlled clinical trials, and to the satisfaction of the FDA and other regulatory authorities in the United States, that they are safe and effective for use in humans. In addition, if we choose to make claims of superiority over currently marketed competitive products, we must substantiate those claims with scientific evidence from prospectively designed head-to-head clinical trials. Conducting clinical trials is a complicated, time-consuming and expensive process. In the event we incorrectly design or carry out human clinical trials or those clinical trials fail to demonstrate clinical significance, we will not likely be able to obtain FDA approval for product development candidates.

          We do not know whether planned clinical trials will begin on time, need to be restructured or be completed on schedule, if at all. The commencement and rate of completion of clinical trials for our product development candidates may be delayed by many factors, including:

  •
  delay or failure in reaching agreement on acceptable terms with prospective study sites;

  •
  delay or failure in obtaining an FDA Institutional Review Board (IRB) review and approval of the clinical trial protocol;

  •
  delay in obtaining cGMP compliant clinical materials and manufacturing sufficient quantities of the product candidates for use in clinical trials;

  •
  unforeseen safety issues;

  •
  lack of demonstrated efficacy in the clinical trials;

  •
  slower than expected rate of patient recruitment and enrollment;

  •
  failure of our clinical trials and clinical investigators to be in compliance with Good Clinical Practice (GCP) regulations;

  •
  difficulty monitoring multiple study sites;

  •
  failure of third parties, such as contract research organizations (CRO), medical institutions, or investigators, to satisfy contractual duties, comply with GCP or meet expected deadlines;

  •
  inability to monitor patients adequately during or after treatment;

  •
  delays in obtaining regulatory authorizations to commence a clinical study; or

  •
  changes in regulation or regulatory policy.

          In addition, all of our product development candidates are prone to the risks of failure inherent in drug development. The results from preclinical animal testing of our product development candidates may not be predictive of results obtained in later human clinical trials. Further, although a new product may show promising results in preclinical or early human clinical trials, it may subsequently prove unfeasible or impossible to generate sufficient safety and efficacy data to obtain necessary regulatory approvals. The data obtained from preclinical and clinical studies are susceptible to varying interpretations that may delay, limit or prevent regulatory approval. In addition, the administration of any product we develop may produce undesirable side effects or safety issues that could result in the interruption, delay or suspension of clinical trials, or the failure to obtain FDA approval for any or all targeted indications. We may encounter regulatory delays or rejections as a result of many factors, including results that do not support our claims, defects in the design of the clinical trials and changes in the regulatory environment.

          In light of widely publicized events concerning the safety of certain drug products, regulatory authorities, members of Congress, the Government Accountability Office, medical professionals and the general public have raised concerns abut potential drug safety issues. These events have resulted in the withdrawal of certain drug products, revisions to certain drug labeling that further limit use of the drug products and establishment of risk management programs that may, for instance, restrict distribution of drug products. The increased attention to drug safety issues may result in a more cautious approach by the FDA to clinical trials. Data from clinical trials may receive greater scrutiny with respect to safety, which may make the FDA or other regulatory authorities more likely to terminate clinical trials before completion, or require longer or additional clinical trials that may result in substantial additional expense and a delay or failure in obtaining approval or approval for a more limited indication than originally sought.

          In particular, in November 2004, Lovaza was approved by the FDA for the treatment of very high triglycerides. At the same time, we received an Approvable Letter from the FDA citing the requirements that must be met for Lovaza to be approved for the treatment of elevated non-HDL-C and triglycerides (from 200 mg/dL to 499 mg/dL) in adult patients concurrently taking a statin (a cholesterol lowering product), at or near LDL-C treatment goal, as an adjunct to diet. We completed a study with adult patients currently taking simvastatin and at or near LDL-C treatment goal who then added treatment with Lovaza. The results of this study directed at the requirements agreed upon with the FDA following receipt of the Approvable Letter, were submitted to the agency. On June 12, 2007, the FDA issued us an Approval Letter permitting the addition of select study data within the clinical studies section of the label for Lovaza, but did not approve the additional indication for Lovaza that we sought. Although we intend to pursue an expanded indication, we cannot be certain of the scope or extent of any approval we may ultimately receive from the FDA, or whether any such approval will ultimately be obtained. In addition, even if we ultimately receive approval for an expanded label indication, potential restrictions included in the label may further limit the treatment pool for such expanded label indication of Lovaza and restrict the growth of sales of Lovaza.

          Although we may spend funds to acquire rights to a product development candidate or even receive FDA approval for a product development candidate, we may not be able to commercialize a product development candidate successfully. Our business, financial condition and results of operations may be materially adversely impacted by any delays in, or termination of, our clinical trials, or a determination by the FDA that the results of our clinical trials are inadequate to obtain regulatory approval. We may discontinue the development of any of our products under development at any time.

          We rely on Priority Healthcare to perform a variety of necessary services, including product distribution and invoicing and collection services.

          We rely on Priority Healthcare Distribution, Inc., a subsidiary of Express Scripts Inc. (Priority Healthcare), to perform a variety of services related to the distribution of our products. We have a non-exclusive arrangement with Priority Healthcare to perform such services through January 1, 2011, unless terminated by either party upon 720 days notice. These services include distribution, logistics management, inventory storage and transportation and invoicing and collections. We are Priority Healthcare's only customer for invoicing and collections services. If they stop providing these services, any transition to an alternative service provider, including performing the services ourselves, may cause a delay in our invoicing and collections, which could disrupt our business and have a negative impact on our cash flow.

          Priority Healthcare is the sole distributor of our products. Priority Healthcare distributes all of our products from a single facility located in Groveport, Ohio. This facility primarily warehouses all of our finished goods inventory, samples inventory and promotional materials. A natural disaster or other calamity affecting this facility could have a material adverse effect on our business, financial condition and results of operations. Furthermore, distribution of prescription pharmaceutical products is subject to regulation by the FDA and various states, including pedigree requirements in some circumstances. Failure to meet these requirements could lead to regulatory enforcement, which could cause supply disruption.

          In addition, Priority Healthcare performs all of our invoicing and collections. A failure of these processes could impair or prevent access to the cash necessary to operate our business. We rely on the internal controls of Priority Healthcare in performing these services. Should there be a significant deficiency or material weakness in Priority Healthcare's internal controls, this may negatively impact our financial reporting and we may be required to disclose such findings in our management report on internal control over financial reporting required pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

          We cannot be certain that our arrangement with Priority Healthcare will be extended, or extended upon commercially favorable terms, or that Priority Healthcare will be able to perform uninterrupted supply chain services. If Priority Healthcare is unable to perform these services for any meaningful period, fails to meet expected deadlines or otherwise fails to comply with applicable laws and regulations, we may incur a substantial loss of sales to wholesalers and other purchasers of our products. If we are forced to find an alternative supply chain service provider for our products, in addition to loss of sales, we may also incur costs or experience delays and data loss while establishing a new arrangement.

          We rely on third parties to conduct clinical trials for our product candidates, and if they do not properly and successfully perform their legal and regulatory obligations, as well as their contractual obligations to us, we may not be able to obtain or may be delayed in obtaining regulatory approvals for our product candidates.

          We do not have the ability to independently conduct clinical trials for our drug candidates, and we rely on third parties such as CROs, medical institutions and clinical investigators to enroll qualified patients and conduct our clinical trials in accordance with the protocol, GCP and other regulatory requirements. We also rely on third parties to assist with our preclinical studies, including studies regarding biological activity, toxicology, safety, absorption, distribution, metabolism and excretion of product candidates in accordance with good laboratory practice (GLP) requirements. The CROs' employees and the investigators are not our employees, and we cannot control the amount or timing of resources that they devote to our programs. Accordingly, these third-party contractors may not complete activities on schedule or may not conduct our clinical trials in accordance with GCP and GLP requirements or our trial design.

          Although we rely on CROs to conduct our clinical trials, we are responsible for ensuring that each of our clinical trials is conducted in accordance with its investigational plan and protocol. Moreover, the FDA requires us to comply with GCPs for conducting, monitoring, recording and reporting adverse events and the results of clinical trials to ensure, among other things, that the data and results are scientifically credible and accurate and that the trial subjects are adequately informed of the potential risks of participating in clinical trials. Our reliance on CROs does not relieve us of these responsibilities and requirements.

          From time to time, we may request changes in the timing or scope of work from a CRO or other third party. In some cases, our contractual agreements also permit third parties to request a change in timing or scope of work from us. If we make or agree to such a request, this could increase the costs required to conduct and complete the studies and could cause our studies to be extended or delayed. This in turn could delay the approval and commercialization of our product candidates.

          If third parties do not successfully carry out their duties under their agreements with us, if the quality or accuracy of the data they obtain is compromised due to failure to adhere to our clinical protocols or GLP and GCP requirements or if they otherwise fail to comply with clinical trial protocols or meet expected deadlines, our clinical trials may not meet regulatory requirements. If our clinical trials do not meet regulatory requirements or if these third parties need to be replaced, our clinical trials may be extended, delayed, suspended or terminated. If any of these events occur, we may not be able to obtain or may be delayed in obtaining regulatory approval of our product candidates.

          In addition, if these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be required to replace them. Although we believe that there are a number of other third-party contractors we could engage to continue these activities, it may result in a delay of the affected trial. Accordingly, our efforts to obtain regulatory approvals for and commercialize our drug candidates may be delayed.

          We may have difficulties managing our growth.

          We are experiencing rapid growth and must periodically evaluate how we allocate our resources. To manage our growth, we may need to expand our operations to successfully facilitate additional collaborations and pursue future product acquisition and drug development opportunities, and further our promotional and developmental efforts for existing and future products. If our current rate of growth continues or accelerates, it may place a strain on us, our management and our resources. Our ability to effectively manage our operations, growth and various development projects requires us to continue to improve our operational, financial and management controls, reporting systems and procedures and to attract and retain a sufficient number of talented employees. We may not be able to successfully implement these tasks on a larger scale and, accordingly, we may not achieve our development and commercialization goals. If we fail to improve our operational, financial or management information systems, or fail to effectively monitor or manage our new and future employees, our business, financial condition and results of operations could suffer significantly.

          We are subject to a number of restrictive covenants that may limit our operating and financial flexibility.

          Our credit facilities impose, and the terms of any future indebtedness may impose, operating and other restrictions on us. Such restrictions limit our ability to take various actions that could be in the interests of our stockholders, including, among other things, our ability to incur additional debt, pay dividends and make distributions, make certain investments (including acquisitions), merge or consolidate and sell assets.

          Our credit facilities require us to achieve certain financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these ratios will be affected by certain events both within and beyond our control.

          We are currently in compliance with the covenants contained in our credit facilities. However, if we are unable to maintain compliance with these covenants or upon the occurrence of any event of default under our credit facilities, the lenders could:

  •
  declare all borrowings outstanding, together with accrued and unpaid interest, to be immediately due and payable; and

  •
  enforce any and all liens and security interests created under the credit facilities, including through the forced sale of collateral securing our credit facilities, which constitutes substantially all of our assets.

          Concentration of our customers may have a material adverse impact on our business, financial condition and results of operations.

          The majority of our sales are to pharmaceutical wholesalers, which in turn sell our products primarily to retail pharmacies, who ultimately dispense our product to the end consumers. If our relationship with these customers terminates or if they materially reduce the amount of product they purchase from us, our ability to distribute our products through retail pharmacies would likely be restricted. Our top two wholesalers, Cardinal Health and McKesson Corporation, together accounted for 60%, 69%, 72% and 73% of gross product sales in 2004, 2005, 2006, and the six months ended June 30, 2007, and 65%, 68%, 75% and 77% of our gross accounts receivable balance as of December 31, 2004, 2005, 2006, and June 30, 2007, respectively. Our largest customer, McKesson, accounted for 31%, 40%, 39% and 40% of gross product sales in 2004, 2005, 2006, and the six months ended June 30, 2007, respectively, and 53%, 44%, 44% and 45% of our gross accounts receivable balance as of December 31, 2004, 2005, 2006, and June 30, 2007, respectively.

          If any of these customers cease doing business with us or if they materially reduce the amount of product they purchase from us, our ability to distribute our products through retail pharmacies could be restricted, thereby limiting our ability to match supply to demand. If we are unable to replace such customers, our business, financial condition and results of operations could be adversely affected.

          An inability to acquire or in-license additional products or product development candidates could negatively impact the growth capabilities of our business.

          The growth of our business will depend in significant part on our ability to acquire or in-license additional products or product development candidates that we believe have significant commercial potential and are consistent with our commercial objectives. A key component of our business strategy is to actively pursue strategic acquisitions and in-licensing opportunities to augment our growth, achieve operating leverage and to diversify our product portfolio. In particular, we intend to seek to acquire or in-license one or more relatively small presently marketed FDA-approved pharmaceutical products or late-stage product candidates (with annual sales potential of approximately $100 million). In addition, we will also seek to selectively acquire or in-license a major primary care product (with annual sales potential of greater than $500 million). We will also seek to acquire or in-license FDA-approved specialty pharmaceutical products or mid- to late-stage product candidates (with annual sales potential of approximately $100 million) that can be marketed by a specialty sales team of 100 members or less. Growth through acquisitions or in-licensing requires the continued availability of suitable acquisition or in-license products and product development candidates at favorable prices and upon advantageous terms and conditions. Identifying, negotiating and implementing an economically viable product acquisition or license is a lengthy, expensive and complex process. Other companies, including those with substantially greater financial, marketing and sales resources, may compete with us for the acquisition or in-license of products or product development candidates. We may not be able to acquire or in-license the rights to additional products or product development candidates on terms that we find acceptable, or at all. The failure to acquire or in-license additional products or product development candidates may adversely impact our business and results of operations. Furthermore, even if we are able to acquire or in-license products or product development candidates that meet our criteria, such products and product development candidates may never achieve their expected annual sales potential, which may adversely impact our business and results of operations.

          Any difficulties we encounter in integrating the marketed products or product development candidates we acquire or develop could negatively impact our business.

          Once we acquire a marketed product or product development candidate, we must integrate the newly acquired product or product development candidate into our existing business. This process can be expensive and time-consuming because we must effectively re-allocate existing sales and marketing personnel or expand our sales and marketing capacity and associated operating personnel. We may not be able to integrate any new product acquisition successfully or launch our products immediately upon receipt of FDA approval. In addition, our marketing strategy, distribution channels and levels of competition with respect to acquired products or product development candidates may be different than those of our current products, and we may not be able to compete favorably in those product categories. Any difficulties in integrating the marketed products or product development candidates we acquire or develop could negatively impact our business.

          If any future products are not accepted by the market or if users of these products are unable to obtain adequate coverage of and reimbursement for these products from government and other third-party payors, our revenues and potential profitability will suffer.

          Future products may not gain or maintain market acceptance among physicians, patients, healthcare payors or the medical community at large. The degree of market acceptance of these products depends on a number of factors, including:

  •
  our ability to communicate the clinical safety and efficacy of these products to physicians, patients, healthcare payors and the medical community at large;

  •
  the price of these products in relation to competitive products or alternative therapies;

  •
  potential advantages over alternative therapies, such as dosage level and administration method;

  •
  the level and effectiveness of our marketing, promotion and distribution efforts, as we believe the number of prescriptions written for these products is related to the level of sales and marketing efforts applied to these products; and

  •
  whether these products are as promotionally sensitive as we anticipate them to be.

          The commercial success of our products will also depend in significant part on the availability of coverage and reimbursement from third-party payors, including government health administrators under programs, including Medicare and Medicaid, the U.S. Department of Veterans Affairs (VA), managed care organizations (MCOs) and private health insurers. Even where third-party payors have approved coverage, there can be no guarantee that reimbursement amounts will be sufficient to allow us to cover our costs or make a profit. In addition, third-party payors may impose coverage limitations (including, but not limited to restrictions on the clinical indications that would be covered, increases in co-payments to be made by individuals, and limitations on quantities that may be dispensed), and are increasingly challenging the pricing of pharmaceutical products. We cannot assure you that third-party payors will consider our products cost-effective or provide coverage of and reimbursement for our products in whole or in part.

          Uncertainty exists as to the coverage and reimbursement status of healthcare products newly approved by the FDA and newly approved indications for new and existing products. Approval of our products by the FDA does not guarantee that those products will be covered or reimbursed by third-party payors. Further, third-party payors may conclude that our products are less safe, less effective or less cost-effective than existing products. Therefore, third-party payors may not approve our products for coverage and reimbursement. If third-party payors do not approve our products for coverage or reimbursement or fail to reimburse them adequately, physicians may limit how much or under what circumstances they will prescribe or administer them. Such reduction or limitation in use of our products could cause our sales to suffer. Even if third-party payors make reimbursement available, reimbursement levels may be subject to change over time and may not be sufficient to make the sale of these products profitable to us.

          The market for our products also depends significantly on access to formularies, which are lists of medications for which third-party payors, such as government and private health insurers and MCOs, provide reimbursement. These formularies are increasingly restricted, and pharmaceutical companies face significant competition in their efforts to place their products on them. This increased competition has created a trend of downward pricing pressure in the industry. In addition, many third-party payors, in particular MCOs, are pursuing various ways to reduce pharmaceutical costs and are considering formulary contracts primarily with those pharmaceutical companies that can offer a full line of products for a given therapeutic category or disease state. Our products might not be included in the formularies of third-party payors, and downward pricing pressure in the industry generally may negatively impact our business, financial condition and results of operations.

          We could be forced to pay substantial damage awards if product liability claims are brought against us successfully, and our sales may be adversely affected if product recalls or withdrawals occur.

          The administration of drugs to humans, whether in clinical trials or commercially, can result in product liability claims whether or not the drugs are actually at fault for causing an injury. Furthermore, our products may cause, or may appear to have caused, adverse side effects (including death) or potentially dangerous drug interactions that we may not learn about or understand fully until the drug has been administered to a large patient population for some time. As our products are used more widely and by patients with varying medical conditions, the likelihood of an adverse drug reaction, unintended side effect or incidence of misuse will increase. Product liability claims can be expensive to defend and may result in large judgments or settlements against us, which would adversely affect our financial performance. Even if a product liability claim is not successful, the adverse publicity and time and expense of defending such a claim may interfere with our business.

          We currently have product liability insurance coverage with a $35.0 million aggregate limitation, subject to a deductible of $50,000 per occurrence and $500,000 in the aggregate. From time to time, the pharmaceutical industry has experienced difficulty in obtaining product liability insurance coverage for certain products or coverage in the desired amounts or with the desired deductibles. We cannot assure you that we will be able to obtain the levels or types of insurance we would otherwise have obtained prior to these market changes or that the insurance coverage we do obtain will not contain large deductibles or fail to cover certain liabilities or that it will otherwise cover all potential losses.

          Product recalls, product field alerts and product market withdrawals may be issued at our discretion, at the direction of the FDA or other government agencies or, in some cases, at the discretion of the companies from which we license rights to a particular product. From time to time, we may recall products for various reasons, including failure of our products to meet specifications or maintain their stability through their expiration dates. We may also withdraw or we may be required to withdraw a product from the market for safety or other reasons. Any recall or product field alert has the potential of damaging the reputation of the product. Any significant recalls could also materially affect our sales or the prescription trends for the products and damage our reputation. Any market withdrawals of a product would preclude future sales of the product and could result in significant returns of the product as well as product liability claims being filed against us. In any of these cases, our business, financial condition and results of operations could be materially adversely affected.

          Third parties may own or control intellectual property that our products may infringe.

          We may encounter future litigation by third parties based on claims that our products or activities infringe the intellectual property rights of others or that we have misappropriated the trade secrets of others. If any litigation or claims are resolved against us, we may be required to do one or more of the following:

  •
  cease selling, incorporating or using any of our products that incorporate the challenged intellectual property, which would adversely affect our revenue or costs, or both;

  •
  obtain a license from the holder of the infringed intellectual property right, which might be costly or might not be available on reasonable terms, or at all; or

  •
  redesign our products to make them non-infringing, which would be costly and time-consuming and may require additional clinical trials or regulatory review or may not be possible at all.

          Because patents can take many years to issue, there may be pending applications, unknown to us, that may later result in issued patents that our drug candidates or technologies may infringe. These patent applications may have priority over patent applications filed by us or our licensors. Disputes may arise regarding the ownership or inventorship of our inventions. It is difficult, if not impossible, to predict how such disputes would be resolved.

          Furthermore, because of the substantial amount of discovery required in connection with this kind of litigation, there is a risk that some of our confidential information could be required to be publicly disclosed. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could have a substantial negative effect on the trading price of our securities.

          Gerd Petrik's trademark infringement lawsuit regarding Rythmol SR could, among other things, result in our being prohibited from marketing Rythmol SR under the Rythmol trademark. Any such prohibition could have a material adverse effect on our business, financial conditions and results of operations.

          On August 16, 2007, Gerd Petrik filed a lawsuit against us for federal trademark infringement, false designation of origin and Florida common law trademark infringement with respect to the Rythmol trademark in the United States District Court for the Middle District of Florida. Mr. Petrik is the owner of the federally registered trademark Rythmol and claims that under Swiss law, the controlling law of his license agreement with Abbott, the sublicense of the mark to us from Abbott Laboratories required his consent, which he claims was not given.

          In his complaint, Petrik seeks to prohibit us from continuing to market and sell products under the Rythmol trademark and to pay damages for past sales. We are in the process of responding to the complaint and have tendered the claim to Abbott Laboratories for indemnification pursuant to our sub-license agreement with them. We intend to vigorously defend and protect our intellectual property interests with respect to the Rythmol trademark. Trademark litigation involves complex legal and factual questions and we can provide no assurance concerning the outcome or duration of this lawsuit. If Mr. Petrik is successful in this lawsuit and awarded some or all of the relief he seeks, we could, among other things, be prohibited from marketing Rythmol SR under the Rythmol trademark. Any such prohibition could have a material adverse effect on our business, financial condition and results of operations.

Risks Related To Our Industry

          We operate in a highly competitive market, and we may not be able to compete effectively.

          We compete with other pharmaceutical companies, including large global pharmaceutical companies with financial resources, marketing capabilities and experience in obtaining regulatory approvals substantially greater than ours, to sell products and to acquire pharmaceutical products and product candidates. For example, we believe Lovaza primarily competes with Tricor® and Niaspan, which are each manufactured by Abbott. DynaCirc CR competes with Norvasc® and generic amlodipine which are manufactured by Pfizer and Mylan Laboratories Inc., respectively. According to IMS Health, Norvasc accounted for approximately 57% of U.S. calcium channel blocker sales in 2006 and as of June 30, 2007 generic amlodipine accounted for approximately 54% of U.S. calcium channel blocker sales with Norvasc being reduced to approximately 7%.

Rythmol SR competes with several generic anti-arrhythmic formulations. We also compete with other pharmaceutical companies for new product acquisitions and in-licensing opportunities.

          In the future our products may compete with products currently under development by others. Products now in use, under development or acquired by other pharmaceutical companies may be safer, more effective or offered at lower prices than our current or future products. Competitors may also be able to complete the regulatory process sooner and therefore may begin to market their products in advance of our products. Even if our products prove to be more effective than those developed by other entities, our competitors may be more successful than we are in marketing their products because of their greater financial resources, stronger sales and marketing efforts and other factors. In addition, in the case of Lovaza, our customers may not distinguish between our products and nutritional and dietary supplements. We believe that competition in product sales is based on, among other things, safety, product efficacy, reliability, availability and price. We cannot assure you that we will be able to acquire or in-license commercially attractive pharmaceutical products or product candidates, additional competitors will not begin to compete with our products or competition for products and product line acquisitions will not have a material adverse effect on our business, financial condition and results of operations.

          We face generic and other competition that could reduce our sales volumes and revenues.

          Upon loss of marketing exclusivity, patent protection or as a result of design around strategies that allow for generic product introduction prior to the expiration of key product patents, many branded prescription pharmaceutical products experience competition from lower cost generic drugs. Upon loss of marketing exclusivity or patent protection, most pharmaceutical companies reduce or discontinue promotional activities in support of their branded products. Government agencies, third-party payors and pharmacies often put pressure on patients to purchase generic or other products instead of branded products as a way to reduce healthcare costs. Third-party payors usually require substitution, and pharmacists can substitute generic or other competitive products for our branded products even when prescribed by physicians. An increase in the amount of generic or other competition against any one or more of our products could reduce our sales volumes and adversely impact our revenues.

          Rythmol SR is protected by a formulation patent that expires in October 2014, which may be affected by the result of the Par litigation as discussed in the risk factor titled "Par Pharmaceutical, Inc.'s Paragraph IV Certification under the Hatch-Waxman Act related to Rythmol SR could adversely affect our financial condition and results of operations as it could result in the introduction of a generic product prior to the expiration of the patent directed to Rythmol SR." In addition, we are aware of a published U.S. Patent Application, filed by a third party, relating to sustained release capsules for oral administration containing propafenone hydrochloride, the API used in the manufacture of Rythmol SR. DynaCirc CR is protected by four formulation patents, three of which expire in October 2007 and one of which expires in November 2008. InnoPran XL is covered by a formulation patent that expires in December 2022. Lovaza, being a New Chemical Entity (NCE), has FDA-granted marketing exclusivity through November 2009 and is protected by three patents, which expire in 2009, 2013 and 2018, respectively. Our competitors may be able to design around these patents, and therefore, may be able to introduce competitive products prior to the relevant patent expiry dates. In addition, generic versions of our products may be introduced upon expiration of the patents covering these or other products containing the same API or prior to expiration upon a judicial determination of non-infringement or invalidity, or expiration of the 30-month stay, even without such a determination by the court.

          The Medicare Prescription Drug Improvement and Modernization Act of 2003, also known as the Medicare Prescription Drug Law, modified the rules governing the timing of generic drug approval. Generic applicants claiming patent invalidity or non-infringement give us notice each time an ANDA is submitted or amended to claim invalidity or non-infringement of listed patents. If we file a patent infringement suit against the generic applicant within 45 days of receiving such notice, the FDA is barred from approving the ANDA for 30 months unless specific events occur sooner. Previously, such "30-month stays" were available for suits filed on all patents, even those listed in the Orange Book, after the submission of the ANDA. To avoid multiple 30-month stays for the same branded drug, the Medicare Prescription Drug Law modified the relevant provisions of the Hatch-Waxman Act so that a 30-month stay will only attach to patents that are listed at the time an ANDA is submitted. Although the ANDA filer is still required to certify against a later-listed patent and the new drug application (NDA) holder can still bring suit based upon infringement of that patent, that suit would no longer trigger an additional 30-month stay of FDA approval of the ANDA. As a result, generic substitutes of our branded pharmaceutical products could be approved sooner.

          We may incur significant liability if it is determined that we are promoting "off-label" use of our products in violation of federal and state regulations in the United States.

          Under the Federal Food, Drug, and Cosmetic Act, or FDC Act, and other similar laws, we are prohibited from labeling or promoting our products for off-label uses, which are uses for which we have not obtained marketing approval from the FDA. This prohibition means that, as a general matter, we may not make claims about the safety or effectiveness of our products for uses for which they are not approved. However, physicians may choose to use our products for off-label uses. Although the FDA and other regulatory agencies do not regulate a physician's choice of treatments, the FDA and other regulatory agencies do restrict communications from manufacturers on the subject of off-label use. There are circumstances, however, in which it is permissible to discuss off-label uses with physicians in a non-promotional way as part of a medical or scientific exchange. The FDA and other regulatory agencies actively enforce laws prohibiting promotion of off-label uses and the promotion of products for which marketing approval has not been obtained. A company that is found to have improperly promoted a product for off-label uses may be subject to significant liability, including civil and administrative remedies as well as criminal sanctions. On June 12, 2007, we received approval from the FDA to add certain data from clinical studies to our label with respect to Lovaza. This data, reflecting the use of Lovaza by patients with high triglyceride levels who were already using simvastatin, showed that such patients experienced additional reductions in triglyceride levels and a modest increase in LDL-C versus simvastatin monotherapy. Although we did not receive the additional indication for which this data was submitted, the inclusion of this data in our labeling will provide practitioners and patients with additional clinical data on Lovaza. Should our sales representatives improperly promote Lovaza based on this data, we could be subject to enforcement action by the FDA. On September 15, 2006, we received a letter from the Division of Drug Marketing, Advertising and Communications (DDMAC) regarding the promotion of Rythmol SR that the FDA considered to be false or misleading. We have since fully cooperated with DDMAC regarding this issue and fulfilled all of the DDMAC's requests, which included sending out a "Dear Pharmacist" letter. On June 12, 2007, we received a letter from DDMAC indicating that we had successfully completed all of the necessary steps mandated by DDMAC and that the FDA considered the matter closed.

          If we do not obtain regulatory approvals for our products or comply with other regulatory requirements, it could prevent or delay us from selling our products.

          The clinical development, manufacturing, labeling, storage, record-keeping, advertising, export, marketing, and distribution of our products are subject to extensive regulation by the FDA and other regulatory agencies in the United States and by comparable governmental authorities in foreign countries. We must obtain regulatory approvals before our products can be sold. The FDA approval process for a particular drug candidate can take several years and requires us to dedicate substantial resources to securing approvals, and we cannot assure you that we will receive regulatory approval for our drug candidates. In order to receive approval from the FDA for each drug candidate, we must demonstrate that a new drug product is safe and effective for its intended use, and that the manufacturing processes for that drug candidate comply with cGMP. The FDA may delay or deny approval of our product candidates for these and other reasons. The FDA also has the authority to revoke drug approvals previously granted and remove these products from the market for a variety of reasons, including, among others, a failure to comply with applicable regulations or the discovery of previously unknown problems with the product. Further, the FDA may condition approval of a product on the completion of additional post-marketing clinical studies. These post-marketing studies may suggest that our product causes undesirable side effects or safety issues. If data we collect from post-marketing studies suggest that one of our approved products may present a risk to safety, the FDA could withdraw our product approval, suspend production or place other marketing restrictions on our products. Other manufacturers or other third parties may also conduct clinical trials that could lead to the publication of results that suggest safety concerns involving our products.

          We and our third-party manufacturers must also comply with the FDA's cGMP regulations, which include requirements related to production processes, quality control and assurance and recordkeeping. The requirements are enforced through periodic inspections by the FDA and other regulatory authorities. Our inability or the inability of our suppliers to comply with applicable FDA and other regulatory requirements can result in, among other things, delays in or denials of new product approvals, warning letters, fines, consent decrees restricting or suspending manufacturing operations, injunctions, civil penalties, recall or seizure of products, total or partial suspension of sales and criminal prosecution. Any of these or other regulatory actions could materially adversely affect our business, financial condition and results of operations.

          Given the large number of recent high profile safety events with certain drug products, the FDA may require, as a condition of approval, costly risk management programs with components including safety surveillance, restricted distribution and use, patient education, enhanced labeling, special packaging or labeling, expedited reporting of certain adverse events, preapproval of promotional materials and restrictions on direct-to-consumer advertising. Furthermore, heightened congressional scrutiny on the adequacy of the FDA's drug approval process and the agency's efforts to assure the safety of marketed drugs has resulted in the proposal of new legislation addressing drug safety issues. If enacted, any new legislation could result in delays or increased costs during the period of product development, clinical trials and regulatory review and approval, as well as increased costs to assure compliance with any new post-approval regulatory requirements.

          The Medicare Prescription Drug Law and regulations and future legislative or regulatory changes to the healthcare system may affect our ability to sell our products profitably.

          In the United States, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to market and sell our products profitably. Federal and state lawmakers regularly propose and, at times, enact legislation that would result in significant changes to the healthcare system. For instance, on December 8, 2003, President Bush signed into law the Medicare Prescription Drug Law, which changed significantly the way that Medicare covers and reimburses certain pharmaceutical products. The law included a new "Part D" prescription drug benefit, which, beginning January 1, 2006, provided Medicare beneficiaries with subsidized prescription drug coverage from private sector providers, or plan sponsors. Under the new Part D benefit, plan sponsors can limit the number of prescription drugs that will be covered in each therapeutic category and class on their formularies. Each of our principal products is included on formularies under Medicare Part D; however, we cannot predict whether our current products will continue to be placed on any or all Part D plan formularies in the future or whether our future products will be included on any Part D plan formularies. As with formularies of other third-party payors, if our products are not placed on Part D plan formularies, this may negatively impact our results of operations. Further, because many governmental and private third-party payors rely on Medicare policies as a guideline in setting their own policies, treatment of our products under the new prescription drug benefit may result in lack of coverage or inadequate or no reimbursement not only for Medicare beneficiaries, but also for other insured patients.

          It remains difficult to predict the full impact over time that the Medicare Prescription Drug Law will have on us and our industry. The expanded access to prescription medications afforded by Medicare coverage of prescription drugs may increase the volume of pharmaceutical sales. However, this potential sales volume increase may be offset by downward pricing pressures, including those pressures resulting from the enhanced purchasing power of the private sector providers who will negotiate pharmaceutical pricing on behalf of Medicare beneficiaries. In addition, there have been legislative proposals to allow the federal government to negotiate the prices of certain drugs included on Part D plan formularies. If the federal government were to be granted such authority, this could adversely impact the amount of Medicare reimbursement available for our products.

          In addition to changes to the Medicare program affecting our products, there have been and likely will continue to be legislative and regulatory proposals at the state and federal level that could bring about significant changes to the Medicaid drug rebate program and other federal pharmaceutical pricing programs and agreements in which we also participate. Under the Medicaid drug rebate program, we are required to provide a rebate for each unit of our products that is reimbursed by Medicaid. Rebate amounts for our products are statutorily set based on the average manufacturer price (AMP) and best price for our products, which we are required to report to the government. Rebate amounts are calculated on a quarterly basis. Calculation of rebates involves interpretation of relevant statutes, regulations and other guidelines, which are subject to challenge or change in interpretation. We cannot provide any assurance that current or future administrative or judicial interpretations of existing requirements or legislative enactment of new laws or other new requirements will not have a material adverse effect on our business. For example, the Deficit Reduction Act of 2005, or DRA mandates several changes to the Medicaid drug rebate program. The DRA's changes included defining which sales are to be considered in calculating AMP and best price for each of our drugs as well as requiring that we report AMP on a monthly basis, which would be part of our submissions to the Centers for Medicare and Medicaid Services, or CMS. The DRA also mandates the use of AMP for setting federal upper limits of certain drugs which is used for purposes of determining Medicaid prescription drug cost-sharing by the federal government, and requires that CMS post AMP data on a publicly available website and update that data on at least a quarterly basis. In July 2007 CMS issued a final rule that, among other things, clarifies how manufacturers must calculate both AMP and best price, requires manufacturers to report monthly and quarterly AMPs and continue to report on a quarterly basis best price data, and implements the DRA's requirement to use AMP to calculate federal upper limits on cost-sharing for certain prescription drugs. We cannot predict the full impact of these changes, which become effective on October 1, 2007, on our business, nor can we predict whether there will be additional federal legislative or regulatory proposals to modify current Medicaid rebate rules.

          Other developments regarding the Medicaid drug rebate program may affect our ability to market and sell our products. For instance, many states are seeking rebates in excess of the amounts required by federal law. A number of states are participating in multi-state pooling supplemental rebate agreements in an effort to increase purchasing power to generate larger rebates and discounts from pharmaceutical companies. Other cost-containment measures, such as restrictions on access to certain medications, have been proposed and, in some instances, enacted by states. In addition, more generally, the Medicare Prescription Drug Law has required that, since January 1, 2006, individuals who are dually eligible for Medicare and Medicaid obtain their prescription medications through the Medicare Part D prescription drug benefit, rather than through the Medicaid program.

          To participate in the Medicaid drug rebate program, we are also required by federal law to provide rebates and discounts under other pharmaceutical pricing programs and agreements. Coverage of our drugs by the Medicaid drug rebate program requires that we provide comparable discounts for our pharmaceutical products under the Public Health Service, or PHS, pharmaceutical pricing program. The PHS pricing program extends these discounts to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as to "disproportionate share" hospitals that serve a high percentage of low-income Medicare beneficiaries. We are also required to provide minimum discounts to federal government entities that purchase drugs from the Federal Supply Schedule for pharmaceuticals, or FSS, which is administered by the VA. Certain federal agencies — the VA, the U.S. Department of Defense, the PHS, (including the Indian Health Service), and the Coast Guard — can purchase pharmaceuticals at an even greater discount based on a defined "non-federal average manufacturer price," or non-FAMP, which manufacturers are required to report on a quarterly basis to the VA.

          Our results of operations could be materially and adversely affected by changes to the federal government's pharmaceutical pricing programs, by the Medicare Prescription Drug Law and by other healthcare reforms including, but not limited to, those changing federal and state Medicaid drug rebate laws, which have been enacted or may be proposed and adopted in the future. Efforts by federal, state and local governments to contain or reduce the cost of health care or otherwise reform the health care system are likely to continue, and such legislation and regulations, if enacted or adopted, may adversely affect the demand for our products, as well as the way we conduct business, which, in turn, may negatively impact our business, financial condition and results of operations.

          We may be subject to investigations or other inquiries concerning our compliance with reporting obligations under the federal government's pharmaceutical pricing programs.

          The federal government, certain state governments and private payors are investigating and have filed civil actions against numerous pharmaceutical and biotechnology companies alleging that the reporting of prices for pharmaceutical products has resulted in a false and overstated Average Wholesale Price, or AWP, which in turn is alleged to have improperly inflated the reimbursement paid by Medicare, private insurers, state Medicaid programs, medical plans and others to healthcare providers who prescribed and administered those products or pharmacies that dispensed those products. These same payors are also alleging that companies are not reporting their "best price" to states under the Medicaid program. We are currently a named defendant, along with numerous other pharmaceutical companies, in civil complaints originally filed in three different counties in New York State Supreme Court (Erie, Schenectady and Oswego). Plaintiffs in each of the three complaints allege that we (and numerous other pharmaceutical companies) overcharged for prescription drugs paid for by Medicaid by misrepresenting the AWP on which reimbursement is based. By order dated February 7, 2007, all three matters were transferred to the Joint Panel on Multidistrict Litigation, or MDL, for consolidation with other AWP actions pending before Judge Saris, United States District Judge for the District of Massachusetts, under the caption In re Average Wholesale Price Pharmaceutical Litigation, MDL No. 1456. We had previously been named as a defendant in approximately 40 similar AWP complaints filed by other New York county governments that have since been dismissed. Although we do not expect this litigation to have a material effect on our business, proceedings related to the AWP of our products or other pricing issues could adversely impact our operating results and financial condition.

          In addition, under the terms of our Medicaid drug rebate agreements, we are required to adjust rebate payments reported in previous quarters if a correction is necessary. Any such adjustment could result in an overage or underage in our rebate liability for previous quarters, depending upon whether the adjusted rebate payments are greater or less than those previously reported. In addition to retroactive rebates, if we were found to have knowingly submitted false information to the government, civil monetary penalties could be assessed in the amount of $100,000 per item of false information.

          In February 2006, we received a subpoena from the U.S. Department of Health and Human Services Office of Inspector General, or OIG, in connection with an investigation it is conducting with the United States Attorneys' Office for the Southern District of New York. The subpoena requested particular documents and materials relating to (i) the pricing and marketing of the products Lescol and Lescol XL; (ii) our relationship with AdvancePCS as it pertains to the placement of Lescol XL on the AdvancePCS formulary, including any payments, discounts, price concessions, or educational grants; (iii) the calculation of AMP for the products DynaCirc, DynaCirc CR and Axid; and (iv) the payment of any rebates for Lescol, DynaCirc, DynaCirc CR and Axid. We cooperated fully with the federal government in responding to its subpoena and substantially completed our production of documents and materials in November 2006. In addition, we have responded to periodic requests for information and made both current and former employees of the company available for interview by the government. To date, no claims have been asserted against us in connection with this matter. However, due to uncertainties related to investigations of this nature, we cannot predict whether any litigation or claim will arise from the OIG's investigation and, if so, whether the impact of any such litigation or claim could be material.

          Further, in connection with our reporting obligations under the FSS, in May 2006, we requested an extension until November 2006 to submit our quarterly non-FAMP reporting to the VA for the three previous quarters. The VA approved our request for an extension to submit three quarterly non-FAMP reports, conditioned on our promise to inform and cooperate with auditors in VA's Office of Inspector General if we discovered errors in our reports. In connection with this reporting extension, we engaged KPMG LLP to review our FSS contracts for the period covering January 2000 through September 2006. In January 2007, we and KPMG finalized our analysis of our data submissions to the VA for January 2000 through September 2006 concluding that we owe the federal government approximately $0.7 million. In May 2007, we submitted the results of our review to the VA and are currently in the process of responding to requests made by the VA for additional information.

          Recent federal legislation and actions by state and local governments may permit re-importation of drugs from foreign countries into the United States, including foreign countries where the drugs are sold at lower prices than in the United States, which could adversely affect our operating results and our overall financial condition.

          We may face competition for our products from lower priced products from foreign countries that have placed price controls on pharmaceutical products. The Medicare Prescription Drug Law contains provisions that may change U.S. importation laws and expand consumers' ability to import lower-priced versions of our product candidates and competing products from Canada, where there are government price controls. These changes to U.S. importation laws will not take effect unless and until the Secretary of the U.S. Department of Health and Human Services certifies that the changes will lead to substantial savings for consumers and will not create a public health safety issue. The Secretary of the U.S. Department of Health and Human Services has not yet announced any plans to make this required certification. As directed by Congress, a task force on drug importation conducted a comprehensive study regarding the circumstances under which drug importation could be safely conducted and the consequences of importation on the health, medical costs and development of new medicines for U.S. consumers. The task force report issued its report in December 2004, finding that there are significant safety and economic issues that must be addressed before importation of prescription drugs is permitted. In addition, a number of federal legislative proposals have been made to implement the changes to the U.S. importation laws without any certification, and to broaden permissible imports in other ways. Even if the changes do not take effect, and other changes are not enacted, imports from Canada and elsewhere may continue to increase due to market and political forces, and the limited enforcement resources of the FDA, the U.S. Customs Service and other government agencies. For example, Pub. L. No. 109-295, which was signed into law in October 2006 and provides appropriations for the Department of Homeland Security for the 2007 fiscal year, expressly prohibits the U.S. Customs Service from using funds to prevent individuals from importing from Canada less than a 90-day supply of a prescription drug for personal use when the drug otherwise complies with the Federal Food, Drug, and Cosmetic Act. Further, several states and local governments have implemented importation schemes for their citizens and, in the absence of federal action to curtail such activities, we expect other states and local governments to launch importation efforts. The importation of foreign products that compete with our own products could negatively impact our results of operations.

          The manufacture and storage of pharmaceutical and chemical products is subject to a range of environmental, health and safety laws and regulations, and failure of our third-party manufacturers and warehousers to comply with these laws and regulations could result in suspension of their operations and impair our ability to satisfy the market demand for our products.

          Because of the chemical ingredients used in the manufacture of pharmaceutical products and the nature of the manufacturing processes, the pharmaceutical industry is subject to extensive environmental, health and safety laws and regulations and can incur significant costs to comply, or as a result of liabilities under these laws and regulations. If our third-party manufacturers fail to comply with environmental, health and safety laws or regulations, fail to manage, use or dispose of hazardous materials properly, or fail to comply with the conditions attached to their operating licenses and permits, they could incur substantial civil or criminal sanctions, cleanup costs or other liabilities, be required to suspend or modify their operations or have their licenses and permits revoked. Such circumstances could impair our ability to meet the market demand for our products. We do not currently maintain insurance to cover these types of potential liabilities.

          Our efforts to comply with federal and state fraud and abuse laws could be costly, and, if we are unable to fully comply with such laws, we could face substantial penalties.

          We are subject to extensive federal and state healthcare fraud and abuse laws and regulations, including, but not limited to, the following:

  •
  the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

  •
  the federal False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government;

  •
  the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which creates federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program and which also imposes certain obligations on entities with respect to the privacy, security and transmission of individually identifiable health information;

  •
  the federal False Statements Statute, which prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; and

  •
  state laws that are analogous to each of the above federal laws, such as state anti-kickback and false claims laws (some of which may apply to healthcare items or services reimbursed by any third-party payor, including commercial insurers), as well as certain state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government.

          While we have developed a corporate compliance program based on industry and federal government guidance, we cannot provide any assurance that governmental authorities will conclude that our business practices comply with current or future statutes, regulations or case law involving applicable fraud and abuse laws. If our past or present operations, including activities conducted by our sales team or agents, are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from third-party payor programs such as Medicare and Medicaid and/or the curtailment or restructuring of our operations. If any of the physicians or other providers or entities with whom we do business are found to be non-compliant with applicable laws, they may be subject to criminal, civil or administrative sanctions including exclusions from government-funded health care programs, which could also negatively impact our operations. Our ongoing efforts to comply with these laws may be costly, and our failure to comply with these laws could have a material adverse effect on our business, financial condition and results of operations. The risk of our being found in violation of these laws is increased by the fact that many of them have not been definitively interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of subjective interpretations. In addition, these laws and their interpretations are subject to change. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management's attention from the operation of our business and damage our reputation.

Risks Related To This Offering

          If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the book value of your investment.

          Purchasers of our common stock in this offering will pay a price per share that substantially exceeds the per share value of our tangible assets after subtracting our liabilities. Accordingly, assuming an initial public offering price of $             per share, the midpoint of the range of the estimated initial public offering price set forth on the cover page of this prospectus, you will experience immediate and substantial dilution of approximately $             per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the assumed initial public offering price. Further dilution will result from the exercise of options, stock appreciation rights and warrants. For additional information regarding the dilution effects of this offering, see "Dilution."

          We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

          Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. We cannot predict with certainty all of the particular uses for the proceeds from this offering. The failure by our management to apply these funds effectively could delay the development of our product candidates or delay our acquisition of rights to additional marketed brands, and result in financial losses that could have a material adverse effect on our business and cause the price of our common stock to decline. In addition, whether or not our application of the net proceeds result in financial losses, our stock price could drop if the market does not view our use of the net proceeds favorably. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

          A significant portion of our total outstanding shares may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

          Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. Based on shares outstanding as of August 31, 2007, upon completion of this offering and assuming no exercise of the underwriters' option to purchase additional shares, we will have                          shares of common stock outstanding, including                          shares of common stock to be sold in this offering. Of these outstanding shares, all of the shares of our common stock sold in this offering will be freely tradable in the public market. Of the remaining shares,                           , or    % of our outstanding shares after this offering, are currently restricted as a result of securities laws or lock-up agreements but will be able to be sold in the near future as set forth below.

Number of Shares and Percent of Total Outstanding	Date Available for Sale Into Public Market
shares, or %	181 days after the date of this prospectus due to lock-up agreements between the holders of these shares and the underwriters. However, the underwriters can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time.
shares, or %	Between 181 and 365 days after the date of this prospectus, depending on the requirements of the federal securities laws.

          Moreover, after this offering, holders of an aggregate of                          shares of our common stock, including shares issuable upon the exercise of outstanding warrants, will have rights, subject to some conditions, to require us to file registration statements covering sales of their shares or to include sales of their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our employee benefit plans. Shares sold under these registration statements can be freely sold in the public market, subject to the lock-up agreements described in "Underwriting." In addition, 5,842,986 shares of common stock reserved for issuance pursuant to outstanding options as of August 31, 2007, if exercised, 1,809,092 shares available for grant under our 2007 Incentive Award Plan as of August 31, 2007, 620,313 shares outstanding or reserved for issuance pursuant to outstanding warrants, if exercised, 425,000 shares of common stock to be granted to our former

Chairman pursuant to his separation agreement upon the earlier of a change of control or January 31, 2009, and                          shares of common stock reserved for future grants upon settlement of stock appreciation rights, if exercised, will become eligible for sale in the public market once permitted by provisions of various vesting agreements, lock-up agreements and Rule 144, as applicable.

          If any of these holders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. See "Shares Eligible for Future Sale" for a description of sales that may occur in the future.

          We also may issue shares of our common stock from time to time as consideration for future acquisitions and investments. If any such acquisition or investment is significant, the number of shares that we may issue may in turn be significant.

          Our stock price is likely to be volatile, and you may not be able to resell shares of our common stock at or above the price you paid.

          Prior to this offering, our common stock has not been traded in a public market. We cannot predict the extent to which a trading market will develop or, if it develops, how liquid that market might become. If an active, liquid trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares of our common stock has been determined by negotiations among us, the selling stockholders and the underwriters, and it may not be indicative of the price that will prevail in the open market following this offering, which is likely to be volatile, and could be subject to wide fluctuations in response to various factors, including variations in our financial results, changes in earnings estimates by industry research analysts and changes in investors' perceptions of us. Consequently, you may not be able to sell shares of our common stock at a price equal to or greater than the price paid by you in this offering.

          In addition, the stock market in general, and the market for pharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Such fluctuations may be even more pronounced in the trading market shortly following this offering. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

          After this offering, our major stockholders will continue to have substantial control over us and will maintain the ability to control all matters submitted to stockholders for approval.

          As of August 31, 2007, PharmBay Investors, L.L.C., Bay City Capital LLC and Alkermes, Inc. beneficially owned in the aggregate approximately 59% of our outstanding common stock on an as-converted basis. Following this offering, these stockholders will beneficially own, in the aggregate, approximately    % of our common stock. If some or all of these principal stockholders act together, they will be able to exert a significant degree of influence or actual control over our management and affairs and over matters requiring stockholder approval, including the election of directors, a merger, consolidation or sale of all or substantially all of our assets, and any other significant transaction. The interests of these stockholders may not always coincide with our interests or the interests of our other stockholders. For instance, this concentration of ownership may have the effect of delaying or preventing a change in control of us otherwise favored by our other stockholders and could depress our stock price.

          If we are unable to favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, our stock price could be adversely affected.

          Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2008, our management will be required to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are new and complex, and require significant documentation, testing and possible remediation. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting. In connection with this effort, we will likely incur increased expenses and diversion of management's time and other internal resources. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. In addition, in connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. As discussed in the risk factor titled "We rely on Priority Healthcare to perform a variety of necessary services, including product distribution and invoicing and collection services," we rely on the internal controls of Priority Healthcare in performing invoicing and collection services for us. We are in discussions with Priority Healthcare regarding the means by which we will satisfy our obligations pursuant to Section 404. Should there be a significant deficiency or material weakness in Priority Healthcare's internal controls, our financial reporting may be adversely effected and we may be required to disclose such findings in our management report on internal control over financial reporting required pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, investor confidence and our stock price could be adversely affected.

          Provisions in our charter documents may prevent or discourage third parties or our stockholders from attempting to replace our management or influencing significant decisions.

          Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors. These provisions include, among others, requiring advance notice for raising business matters or nominating directors at stockholders' meetings and authorizing preferred stock. Our board of directors may issue, in its sole discretion and without stockholder approval, one or more series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including convertible securities with no limitation on conversion, as our board of directors may determine, including rights to dividends and proceeds in a liquidation that are senior to our common stock.

          We will incur increased costs as a result of becoming a public company.

          As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with recently enacted changes in the laws and regulations affecting public companies, including the provisions of the

Sarbanes-Oxley Act of 2002 and related rules implemented by the Securities and Exchange Commission (SEC) and the New York Stock Exchange. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers.

          We do not intend to pay dividends on our common stock for the foreseeable future.

          We have never declared or paid any cash dividend on our common stock. In addition, the payment of cash dividends is restricted by the covenants in our credit facilities. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. As a result, capital appreciation, if any, will be your sole source of return on your investment for the foreseeable future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of these terms or other comparable terminology. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect actual results, levels of activity, performance or achievements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to:

  •
  our ability to successfully market our products;

  •
  our ability to obtain additional and adequate supplies of the API for Lovaza;

  •
  the outcome of the patent infringement suit against Par involving Rythmol SR;

  •
  our ability to obtain and protect our intellectual property and market exclusivity related to our owned products and product candidates and the timing and impact of generic competition;

  •
  our ability to successfully utilize the capacity presently existing in our primary care sales team to drive substantially higher revenues;

  •
  competition in our industry;

  •
  general economic and business conditions;

  •
  our ability to service our indebtedness;

  •
  the outcome of pending and any future litigation;

  •
  our ability to successfully obtain FDA approval for an expanded label indication for Lovaza;

  •
  our ability to identify and successfully acquire or in-license new products or product candidates;

  •
  our ability to obtain coverage and reimbursement from third-party payors for our owned products or any of our product candidates and the extent of such coverage;

  •
  the ability of our third-party manufacturers to timely manufacture and supply sufficient quantities of our product to meet demand;

  •
  our ability to successfully complete pre-clinical and clinical development and commercialization of our product candidates on expected timetables;

  •
  changes in governmental laws and regulations relating to the development and commercialization of pharmaceutical products;

  •
  claims that our products or product candidates infringe third-party patents;

  •
  our arrangements with and the financial health of our collaborative partners; and

  •
  the other risks described under "Risk Factors" in this prospectus.

          All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of these statements in light of new information or future events.

USE OF PROCEEDS

          We estimate that we will receive approximately $              million in net proceeds from the sale of our common stock in this offering, or approximately $              million if the underwriters' option to purchase additional shares is exercised in full, based on an assumed initial public offering price of $             per share, the midpoint of the range of the estimated initial public offering price of between $             and $             as set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

          The principal purposes of this offering are to obtain additional working capital, to increase our capitalization and financial flexibility, to provide a public trading market for our common stock and to facilitate future access to the public capital markets.

          We currently intend to use:

  •
  approximately $115.0 to $215.0 million of net proceeds to repay a portion or up to the entire amount of our outstanding indebtedness under our term loan credit facility; and

  •
  the remaining net proceeds for general corporate purposes, including the acquisition or in-license of new products and product candidates.

          As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the proceeds from this offering, or the amounts that we will actually spend on the uses set forth above. The amount and timing of our actual expenditures of the proceeds from this offering will depend on numerous factors, including the progress and results of our clinical development efforts, the timing of governmental approvals, our operating costs, our ability to identify products and product development candidates to acquire or in-license rights to and our ability to negotiate acceptable terms. Accordingly, we will retain the discretion to allocate the net proceeds of this offering among the identified uses described above. We currently do not have any understandings, commitments or agreements with respect to the acquisition of rights of new products or product candidates or with respect to the acquisition of any businesses. While we have identified a number of potential pharmaceutical products or product candidates that we believe may meet our criteria, we are only in the initial stages of analyzing and conducting due diligence of possible products and product candidates. No negotiation is ongoing with respect to any product or product candidate and no decision has been made to pursue the acquisition or in-licensing of such potential products or product candidates. To the extent viable opportunities are identified and pursued, we cannot assure you that we will complete any acquisitions or that, if completed, any such acquisition will be successful. Pending application of the net proceeds as described above, we intend to invest the net proceeds in short-term, investment-grade, interest-bearing securities.

          With respect to our term loan credit facility, we must repay in full all amounts outstanding on March 31, 2012. We are required to make quarterly principal payments in the amount of 0.25% of the outstanding principal. All amounts outstanding under our term loan credit facility will accrue interest, at our option, at either the greater of the prime rate or the federal funds effective rate plus 0.5%, plus 2.25% per annum (subject to adjustment) or the LIBOR plus 3.25% (subject to adjustment) per annum. For information regarding the use of proceeds of the term loan credit facility, we refer you to "Description of Indebtedness—Term Loan Credit Facility—Use of Proceeds."

          A $1.00 increase or decrease in the assumed initial public offering price of $             per share, the midpoint of the range of the estimated initial public offering price of between $             and $             as set forth on the cover page of this prospectus, would increase or decrease the net proceeds to us from this offering by approximately $              million, or approximately $              million if the underwriters' option to purchase                          additional shares is exercised in full, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

          We have never declared or paid cash dividends on our common stock. In addition, the payment of cash dividends is restricted by the covenants in our credit facilities. We currently intend to retain our future earnings, if any, to finance the further development and expansion of our business and do not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current or future financing instruments and such other factors as our board of directors deems relevant.

CAPITALIZATION

          The following table sets forth our capitalization as of June 30, 2007:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to the automatic conversion of all outstanding shares of convertible, redeemable preferred stock into 35,668,315 shares of common stock immediately prior to the consummation of this offering; and

  •
  on a pro forma as adjusted basis to further give effect to the receipt of the net proceeds from the sale of                          shares of common stock by us in this offering at an assumed initial public offering price of $             per share, the midpoint of the range of the estimated initial public offering price of between $             and $             as set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

          You should read this capitalization table together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and other financial information included in this prospectus.

	June 30, 2007
	Actual	Pro Forma	Pro Forma As Adjusted(1)
		(Unaudited)
	(in thousands)
Long-term debt, including current portion	214,463	214,463
Convertible, redeemable preferred stock:
Series A convertible, redeemable preferred stock; $0.01 par value, 425,000 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	7,652	—
Series B convertible, redeemable preferred stock; $0.01 par value, 14,250,000 shares authorized and 13,499,998 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	234,811	—
Series C convertible, redeemable preferred stock; $0.01 par value, 8,211,047 shares authorized and 8,057,625 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	254,979	—
Series D convertible, redeemable preferred stock; $0.01 par value, 19,172,842 shares authorized and 13,685,692 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	370,954	—
Stockholders' deficit:
Preferred stock; $0.01 par value; none authorized issued or outstanding, actual and pro forma; 70,000,000 shares authorized and no shares issued or outstanding, pro forma as adjusted	—	—
Common stock; $0.01 par value; 400,000,000 shares authorized and 5,967,469 shares issued and outstanding, actual; 400,000,000 shares authorized 41,635,784 shares issued and outstanding, pro forma; 400,000,000 shares authorized and shares issued and outstanding, pro forma as adjusted	60	417
Additional paid-in capital	2,074	870,113
Subscriptions and loans receivables	(3,161)	(3,161)
Accumulated other comprehensive loss	(226)	(226)
Accumulated deficit	(867,138)	(867,138)

Total stockholders' (deficit) equity	(868,391)	5

Total capitalization	214,468	214,468

(1)
A $1.00 increase in the offering price would result in an approximately $              million increase or decrease in each of pro forma as adjusted additional paid-in capital, pro forma as adjusted total stockholders' equity and pro forma as adjusted total capitalization, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commission and estimated offering expenses payable by us.

          The table above does not include:

  •
  1,710,200 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2007, at an exercise price of $22.00 per share, none of which were exercisable as of that date;

  •
  3,538,211 shares of common stock issuable upon the exercise of options outstanding as of June 30, 2007, at an exercise price of $20.00 per share, of which options to purchase 2,480,099 shares were exercisable as of that date;

  •
  531,350 shares of common stock issuable upon exercise of options outstanding as of June 30, 2007, at an exercise price of $10.00 per share, all of which were exercisable as of that date;

  •
  425,000 shares of common stock to be issued to our former Chairman pursuant to his separation agreement upon the earlier of a change of control and January 31, 2009;

  •
  620,313 shares of common stock issuable upon exercise of warrants outstanding at an exercise price of $20.00 per share, all of which are currently exercisable;

  •
  up to 1,932,317 additional shares of common stock reserved for future grants as of June 30, 2007, under the Reliant Pharmaceuticals, Inc. 2007 Incentive Award Plan (2007 Incentive Award Plan); plus any additional shares added to the 2007 Incentive Award Plan beginning in 2008 under the evergreen feature of such plan. See "Compensation Discussion and Analysis — Employee Benefit Plans — 2007 Incentive Award Plan — Share Reserve;" and

  •
  up to                          shares of common stock reserved for future issuance upon settlement of stock appreciation rights. See "Compensation Discussion and Analysis — Stock Appreciation Rights — Exchange Offer."

DILUTION

          If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share, after giving effect to the offering. The historical net tangible book value of our common stock as of June 30, 2007 was approximately $(910.4) million, or approximately $(152.55) per share, based on 5,967,469 shares of common stock outstanding, as of June 30, 2007. Our pro forma net tangible book value as of June 30, 2007 was approximately $(42.0) million, or approximately $(1.01) per share, based on 41,635,784 shares of our common stock outstanding, after giving effect to the conversion of all of our currently outstanding shares of convertible, redeemable preferred stock to common stock upon the consummation of this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding before giving effect to this offering. After giving effect to our issuance of                           shares of common stock at an assumed initial public offering price of $             per share, the midpoint of the range of the estimated initial offering price of between $             and $             as set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as adjusted as of June 30, 2007, would have been approximately $              million, or approximately $             per pro forma share of common stock. This represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to new investors in this offering. If the initial public offering price is higher or lower than $             per share, the dilution to new stockholders will be higher or lower. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of June 30, 2007	$(152.55)
Increase per share attributable to the conversion of convertible redeemable preferred stock	151.54

Pro forma net tangible book value per share as of June 30, 2007	(1.01)
Increase per share attributable to new investors
Pro forma net tangible book value per share after this offering
Dilution per share to new investors		$

          Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. If any shares are issued in connection with outstanding options or warrants or the underwriters' option to purchase additional shares, you will experience further dilution.

          A $1.00 increase or decrease in the assumed initial public offering price of $             per share, the midpoint of the range of the estimated initial public offering price of between $             and $             as set forth on the cover page of this prospectus, would increase or decrease pro forma net tangible book value per share as of June 30, 2007 by $              million, pro forma net tangible book value per share after this offering by $             per share and dilution per share to new investors by $             , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

          The following table summarizes as of June 30, 2007, on the pro forma basis described above, the number of shares purchased from us, the total consideration paid and the average price per share paid by our existing stockholders and by the investors purchasing shares in this offering with respect to the number of shares purchased from us at an assumed initial offering price of $             per share, the midpoint of the range of the estimated initial public offering price of $             and

$             set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated expenses payable by us:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors							$

Totals		100%			$100%

          A $1.00 increase or decrease in the assumed initial public offering price of $             per share, the midpoint of the range of the estimated initial public offering price of between $             and $             as set forth on the cover page of this prospectus, would increase or decrease total consideration paid by new investors and total consideration paid by all stockholders by $              million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

          The discussion and tables above are based on 5,967,469 shares of common stock issued and outstanding as of June 30, 2007, and giving effect to the conversion of all outstanding shares of convertible, redeemable preferred stock into 35,668,315 shares of our common stock upon the consummation of this offering. This number excludes:

  •
  1,710,200 shares of common stock issuable upon exercise of options outstanding as of June 30, 2007, at an exercise price of $22.00 per share, none of which were exercisable as of that date;

  •
  3,538,211 shares of common stock issuable upon exercise of options outstanding as of June 30, 2007, at an exercise price of $20.00 per share, of which options to purchase 2,480,099 shares were exercisable as of that date;

  •
  531,350 shares of common stock issuable upon exercise of options outstanding as of June 30, 2007, at an exercise price of $10.00 per share, all of which were exercisable as of that date;

  •
  620,313 shares of common stock issuable upon exercise of warrants outstanding at an exercise price of $20.00 per share, all of which are currently exercisable;

  •
  425,000 shares of common stock to be issued to our former Chairman pursuant to his separation agreement upon the earlier of a change of control and January 31, 2009;

  •
  up to 1,932,317 additional of common stock reserved for future grants as of June 30, 2007, under the Reliant Pharmaceuticals, Inc. 2007 Incentive Award Plan (2007 Incentive Award Plan); plus any additional shares added to the 2007 Incentive Award Plan beginning in 2008 under the evergreen feature of such plan. See "Compensation Discussion and Analysis — Employee Benefit Plans — 2007 Incentive Award Plan — Share Reserve;" and

  •
  up to                          shares of common stock reserved for future issuance upon settlement of stock appreciation rights. See "Compensation Discussion and Analysis — Stock Appreciation Rights — Exchange Offer."

          If the underwriters' option to purchase additional shares is exercised in full, the number of shares held by existing stockholders will decrease to                          , or approximately     % of the total number of shares of common stock outstanding after this offering, and the number of shares held by new investors will increase to                          , or approximately     % of the total number of shares of common stock outstanding after this offering.

          Sales by the selling stockholders in this offering will reduce the number of shares held by existing stockholders to                          , or approximately    %, and will increase the number of shares to be purchased by new investors to                          , or approximately    %, of the total shares of common stock outstanding after this offering.

SELECTED FINANCIAL DATA

          The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Indebtedness" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. The statements of operations data for the fiscal years ended December 31, 2002 and 2003 and the balance sheet data as of December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements which are not included in this prospectus. The statements of operations data for the fiscal years ended December 31, 2004, 2005 and 2006 and the balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The statements of operations data for the six months ended June 30, 2006 and 2007 and the balance sheet data as of June 30, 2007 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus and which, in the opinion of management, have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation in all material respects of the financial position and results for the unaudited interim periods. The results of any interim period are not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year, and the historical results do not necessarily indicate results expected for any future period.

          The unaudited pro forma loss per share data for the year ended December 31, 2004 reflects the conversion of common units into shares of common stock upon our conversion on April 1, 2004 from a Delaware limited liability company to a Delaware corporation as if the conversion had taken place as of January 1, 2004.

          The unaudited adjusted pro forma loss per share data for the year ended December 31, 2006 and the six months ended June 30, 2007 reflects the automatic conversion of all outstanding shares of convertible, redeemable preferred stock into 35,668,315 shares of common stock immediately prior to the consummation of this offering, as if the conversion had occurred as of the date of original issuance.

          The unaudited pro forma balance sheet data at June 30, 2007 below reflects the automatic conversion of all outstanding shares of convertible, redeemable preferred stock into 35,668,315 shares of common stock immediately prior to the consummation of this offering as if the conversion had occurred as of June 30, 2007.

Consolidated Statements of Operations Data:
(in thousands, except share and per share data)

	Year Ended December 31,					Six months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
						(Unaudited)
Revenues:
Net product sales	$105,890	$29,342	$117,224	$134,806	$312,619	$131,281	$217,221
Promotion revenues	71,465	142,412	105,108	84,522	53,055	24,551	11,612
Royalty revenue	—	—	—	352	1,794	754	1,195

Total revenues	177,355	171,754	222,332	219,680	367,468	156,586	230,028
Costs and expenses:
Cost of products sold	75,405	22,223	21,259	37,379	75,197	32,850	51,572
Cost of promotion revenues	104,663	164,268	88,129	65,085	61	—	—
Sales and marketing	46,149	40,327	111,757	138,438	189,229	92,597	109,969
Sales team restructuring	—	—	—	2,326	(85)	—	—
General and administrative	19,476	20,955	34,171	33,288	35,046	17,386	43,913
Amortization of intangible assets	25,526	11,905	29,252	31,145	23,720	11,830	11,830
Research and development	23,842	14,068	34,908	24,789	29,500	12,655	19,477

Total costs and expenses	295,061	273,746	319,476	332,450	352,668	167,318	236,761

(Loss) income from operations	(117,706)	(101,992)	(97,144)	(112,770)	14,800	(10,732)	(6,733)
Other expense (income), net	351	(61,019)	27	(9,368)	15	15	14
Interest expense	1,064	4,963	4,204	28,480	34,642	16,583	15,971
Interest income	(860)	(602)	(989)	(1,613)	(1,677)	(515)	(2,588)

Loss before income tax provision (benefit)	(118,261)	(45,334)	(100,386)	(130,269)	(18,180)	(26,815)	(20,130)
Income tax provision (benefit)	—	305	(267)	40	125	20	1,634

Loss from continuing operations	(118,261)	(45,639)	(100,119)	(130,309)	(18,305)	(26,835)	(21,764)
(Loss) income from discontinued operations, net of tax of $2,575 in 2006	(2,458)	(4,182)	(6,048)	(934)	87,866	10,725	(39)

(Loss) income before cumulative effect of accounting change	(120,719)	(49,821)	(106,167)	(131,243)	69,561	(16,110)	(21,803)
Cumulative effect of accounting change	—	—	—	—	(4,447)	(4,447)	—

Net (loss) income	$(120,719)	$(49,821)	$(106,167)	$(131,243)	$65,114	$(20,557)	$(21,803)

Dividend accretion on preferred stock	(31,611)	(38,554)	(64,454)	(63,319)	(70,822)	(33,174)	(34,601)

Net loss attributable to common stockholders	$(152,330)	$(88,375)	$(170,621)	$(194,562)	$(5,708)	$(53,731)	$(56,404)

Net loss attributable to common stockholders per share — basic and diluted
Loss from continuing operations		$(41.72)	$(18.10)	$(12.77)	$(10.13)
(Loss) income from discontinued operations		(0.20)	17.84	2.28	(0.01)

Loss before cumulative effect of a change in accounting principle		(41.92)	(0.26)	(10.49)	(10.14)
Cumulative effect of a change in accounting principle		—	(0.90)	(0.95)	—

Net loss attributable to common stockholders		$(41.92)	$(1.16)	$(11.44)	$(10.14)

Weighted-average shares outstanding — basic and diluted		4,640,763	4,925,296	4,699,971	5,565,602

Unaudited pro forma net loss attributable to common stockholders
Loss from continuing operations	$(36.93)
Loss from discontinued operations	(1.36)

Loss before cumulative effect of a change in accounting principle	(38.29)
Cumulative effect of a change in accounting principle	—

Net loss attributable to common stockholders	$(38.29)

Unaudited pro forma weighted-average shares outstanding — basic and diluted	4,455,948

Unaudited adjusted pro forma net loss attributable to common stockholders
Loss from continuing operations			$(0.45)		$(0.53)
Income from discontinued operations			2.16		—

Income (loss) before cumulative effect of a change in accounting principle			1.71		(0.53)
Cumulative effect of a change in accounting principle			(0.11)		—

Net income (loss) attributable to common stockholders			$1.60		$(0.53)

Unaudited adjusted pro forma weighted-average shares outstanding — basic and diluted			40,593,611		41,233,917

Consolidated Balance Sheet Data:
(in thousands)

	As of December 31,					As of June 30, 2007
	2002	2003	2004	2005	2006	Actual	Pro Forma
						(Unaudited)
Cash and cash equivalents	$32,219	$94,712	$58,348	$24,700	$45,952	$152,607	$152,607
Cash and cash equivalents — restricted	—	—	—	1,022	—	—	—
Total current assets	68,595	135,085	118,910	97,807	146,052	276,164	276,164
Intangible assets, net	22,882	116,477	103,197	72,879	48,580	36,750	36,750
Total assets	109,495	259,623	239,902	184,793	204,832	323,944	323,944
Total current liabilities	92,081	105,122	96,354	85,927	90,115	109,141	109,141
Long-term debt	60,200	—	93,371	160,759	110,299	212,313	212,313
Common units/stock subject to repurchase	17	83	248	19,807	12,104	—	—
Convertible, redeemable preferred units/stock	326,850	632,934	699,654	762,972	833,796	868,396	—
Accumulated deficit	(393,486)	(481,927)	(648,919)	(844,628)	(842,761)	(867,138)	(867,138)
Total members'/stockholders' (deficit) equity	(393,974)	(482,328)	(651,194)	(853,868)	(845,639)	(868,391)	5

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

          The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. As a result of many factors, our actual results may differ materially from those anticipated in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in "Risk Factors."

Overview

  General

          We were founded in August 1999 and commenced commercial operations in July 2000. We are a rapidly growing pharmaceutical company that specializes in the development, commercialization and marketing of prescription therapeutic products. We currently market four cardiovascular products in the United States, including our lead product Lovaza (formerly marketed as Omacor). Lovaza is the only omega-3 product approved by the United States Food and Drug Administration (FDA) for the treatment of very high triglycerides. Very high triglycerides have been linked to pancreatitis, atherosclerosis, coronary heart disease, stroke and other diseases. In addition to Lovaza, we market Rythmol SR, an anti-arrhythmic, and DynaCirc CR and InnoPran XL, each of which is an anti-hypertensive.

          Our commercial infrastructure includes integrated sales and marketing, product development and acquisition and in-licensing expertise. We believe our sales and marketing team has the ability and capacity to drive substantially higher revenues. As of June 30, 2007, we employed approximately 875 sales and marketing professionals. Our sales and marketing efforts are focused on effectively promoting our products to targeted primary care and specialty physicians, as well as selected hospitals and academic centers in the United States. We believe that our sales and marketing team's knowledge and expertise with respect to the dyslipidemic, anti-arrhythmic and anti-hypertensive therapeutic categories are important competitive advantages. Our product development team, which consists of approximately 30 professionals, has gained FDA approval for a number of new products and is currently working on clinical trials in support of expanded indications and new uses for our products. Reliant has in-licensed or acquired all of its currently marketed products. Our business development team is actively pursuing both strategic acquisitions and in-licensing opportunities to augment our growth, maximize the value of our commercial infrastructure and further diversify our product portfolio.

          In 2006, our revenues were $367.5 million and our net product sales were $312.6 million, representing an increase of 67% and 132%, respectively, over 2005. In 2006, our net income was $65.1 million (which includes a $74.7 million gain recognized upon the sale of our Antara product, $7.7 million in costs related to the early repayment of our indebtedness and a $4.4 million cumulative effect charge related to the adoption of SFAS 123R). For the six months ended June 30, 2007, our revenues were $230.0 million and our net product sales were $217.2 million, representing an increase of 47% and 65%, respectively, over the six months ended June 30, 2006. Our net loss for the six months ended June 30, 2007 was $21.8 million (which includes $6.9 million in costs related to the refinancing of our debt and $21.4 million in charges related to a separation agreement with our former Chairman), compared with a net loss of $20.6 million for the same period in 2006. In 2006, our net product sales of Lovaza were $154.2 million. For the six months ended June 30, 2007, net product sales of our lead product Lovaza were $127.5 million, representing a 126% increase over the same period in 2006.

Principal Drivers Affecting Our Business

          The following are the principal drivers affecting our business:

Revenues

  Principal Components

          Net Product Sales.    With respect to our owned and licensed products (which we refer to as our owned products), we recognize revenue net of various sales adjustments to arrive at net product sales as reported in our consolidated statements of operations. Net product sales are based on the volume of product sold and the average unit selling price, adjusted for the amount of rebates we are required to pay under Medicaid, Medicare, managed care and other commercial contract programs and the amount of wholesaler distribution service fees, chargebacks, returns, coupons and co-pay assistance debit cards issued in respect of our products, which we refer to collectively as "gross-to-net" adjustments. Accordingly, the primary drivers of our revenues from owned products are ultimately the level of prescription demand for such products, their unit sales prices and the amount of gross-to-net adjustments we are required to recognize in determining net product sales. As of June 30, 2007, we actively promote three owned product brands from which we derive the majority of our revenue, the most significant product being Lovaza, which represented 59% of our net product sales for the six months ended June 30, 2007. We believe that future sales of Lovaza will constitute an increasingly significant portion of our revenue, income and cash flow for the foreseeable future.

          Promotion Revenues.    Promotion revenues for the year ended December 31, 2006 and the six months ended June 30, 2007 were derived from our promotion agreement with Novartis in respect of the Lescol brands. Under this arrangement, Novartis recorded the net sales for the Lescol brands and we received promotion revenues equal to a percentage of those net sales. In September 2005, Novartis notified us that it was terminating our promotion agreement effective as of the close of business on December 31, 2005. As such, effective January 1, 2006, we stopped promoting the Lescol brands. In 2006, we continued to receive residual payments in the form of promotion revenues equal to 20% of Novartis' reported Lescol brand net sales and in 2007 we will receive 10% of such net sales. Following 2007, we will no longer receive promotion revenues from Novartis. We are currently not a party to any other promotion agreements.

  Factors Impacting Our Revenues

          Competition.    Most of our products compete directly with products of large global pharmaceutical companies with financial resources and marketing capabilities substantially greater than our own. Our ability to compete effectively with these companies is driven in part by our selection of products for marketing or development. Our products also compete with generic products. We believe products with proven safety, demonstrated efficacy and differentiated features and benefits are more likely to be successful than the products against which they will compete, and therefore we seek to acquire and develop such products in order to maintain overall prescription demand and drive our revenue.

          Patent Protection and Marketing Exclusivity.    Upon loss of marketing exclusivity, patent protection or as a result of design around strategies that allow for generic product introduction prior to the expiration of key product patents, we are potentially subject to competition from generic versions of our branded products. These generics are typically priced at lower levels and may substantially erode prescription demand and sales of our products.

          On November 8, 2006, Par provided us with notice of a Paragraph IV certification in relation to Rythmol SR. In response, we filed a patent infringement lawsuit within the 45 days provided for under the Hatch-Waxman Act, thereby triggering an automatic 30-month stay. See "Business — Legal Proceedings." An adverse outcome in this litigation could result in one or more generic versions of our product Rythmol SR being launched before the expiration in October 2014 of our patent related to Rythmol SR.

          Payor Price Pressures.    We are subject to price pressures resulting from increasingly restricted formularies that third-party payors use to determine which products will be reimbursed. The U.S. healthcare industry is subject to various government-imposed laws and regulations that are intended to limit the prices paid by government programs and entities for pharmaceutical products, and these laws and regulations could have an adverse impact on our ability to market and sell our products profitably. In order to combat this price pressure, in our promotion campaigns, we increasingly stress the benefits of our products versus their cost.

          Rebate Requirements.    Our net product sales are influenced significantly by prevailing federal and state drug rebate laws. Changes to such laws which may be proposed and adopted in the future could increase or decrease the adjustments to gross product sales that are required in determining our net product sales as reported in our consolidated statements of operations.

          Customer Concentration.    The majority of our sales are to pharmaceutical wholesalers, which in turn sell our products primarily to retail pharmacies, who ultimately dispense our product to the end consumers who use the product. Our top three customers accounted for 78% and 83% of gross product sales in the twelve months ended December 31, 2005 and 2006, respectively and 82% and 83% of gross product sales in the six months ended June 30, 2006 and 2007. We believe that sales of a limited number of products and sales to a limited number of customers will continue to constitute the majority of our revenues for the foreseeable future. We currently have distribution agreements with two of our top three customers. One of our agreements requires the customer to stock certain minimum amounts of our product and both agreements provide for a cap on the amount of product the customers can have in stock. We believe our sales of product to these customers are consistent with underlying prescription demand. Changes to the terms of these agreements, the entering into of new agreements or fluctuations in the level of inventory in the distribution channel could materially affect our revenues.

          New Drug Discovery.    The discovery of innovative and improved pharmaceuticals can make older drug therapies obsolete. We must continually seek and gain access to new product candidates and utilize life cycle management strategies on our existing products in order to maintain long-term prescription demand for our product portfolio and drive revenue.

  Costs and Expenses

          Following the launch of Lovaza in October 2005 and upon the termination of the Lescol promotion agreement effective as of December 31, 2005, we restructured our sales team to focus on the promotion and growth of Lovaza and Rythmol SR. We believe our operating efficiencies will continue to improve and that we will have the potential to achieve profitable growth as we execute on our business strategy to leverage our sales and marketing infrastructure, pursue development of expanded and additional label indications for Lovaza and acquire or in-license strategic products and product candidates.

          Sales and Marketing.    Our sales and marketing costs consist of the costs associated with our sales team promotion of our owned products, including sales team compensation and promotional spending. We market products that we believe are promotionally sensitive, and we believe that a substantial portion of our revenues are driven by the success and level of our promotional activities. As part of our strategy to accelerate the growth of prescriptions of Lovaza, we are continually refining the focus of our sales team and promotional efforts to achieve an increase in the number of physicians prescribing Lovaza and prescriptions written by prescribing physicians. Additionally, we have directed our cardiac specialty sales team to intensively call on electrophysiologists and select specialty cardiologists in an effort to further drive prescription demand for Rythmol SR. Our sales and marketing activities represent a significant expense to us.

          Cost of Products Sold.    The direct costs of the products we sell are one of our primary expenses. Third-parties manufacture all of our products, and we do not have the manufacturing facilities or personnel to manufacture our products independently. Changes in the price of raw materials and manufacturing costs could adversely affect the gross margins realized on the sale of our products. Costs of products sold also include royalties owed on certain of our products.

          Research and Development.    Research and development also represents a significant component of our expenses. To develop our drug candidates, we use in-house expertise and rely heavily on third-party contractors to perform substantially all activities related to our clinical trials, including patient recruitment, monitoring services and conducting the trials. Conducting clinical trials is a complicated, lengthy and expensive process and may not always meet the intended endpoint or result in FDA approval of new drug candidates or additional or expanded indications for existing products. Upfront and milestone payments made to third parties in connection with research and collaborative arrangements are expensed as incurred up to the point of product regulatory approval.

          Our Medical Affairs department provides scientific and medical information regarding our products and related medical issues to the health care community. This information is communicated through a broad variety of channels in four principal areas consisting of Medical Information, Professional Education, Publications and Medical Science Liaisons.

          Amortization Expense.    We intend to actively pursue strategic acquisitions and in-licensing opportunities to augment our growth, achieve operating leverage and to further diversify our product portfolio. To acquire these licenses and/or products, we may be required to expend significant financial resources and to the extent these expenditures are capitalized, may incur increased amortization expense. We may incur one-time charges related to in-process research and development upon a product license or acquisition. When we purchase products or acquire licenses to products with FDA approval, we classify the excess of the purchase price over the tangible net assets acquired, if any, as intangible assets. We amortize the intangibles over their relevant useful lives.

          General and Administrative Expenses.    General and administrative costs consist of legal fees, compensation of our executive officers, corporate staff (excluding those employees associated with sales and marketing and research and development) and members of our board of directors, professional fees (including consulting, audit and legal fees) and various other overhead costs, including severance costs related to certain former executive officers.

  Indebtedness

          We are a highly leveraged company, and our financial performance could be affected by our significant indebtedness and our significant debt service obligations. As of June 30, 2007, our total indebtedness was $214.5 million, and our annual interest expense in the year ended December 31, 2007 is expected to be $25.9 million, which includes $0.7 million related to the amortization of deferred financing fees associated with the term loan credit facility we entered into in March 2007, $4.5 million related to prepayment penalties and $2.4 million related to the write-down of the unamortized debt discount and deferred financing fees upon repayment of our term loan credit facilities entered into in April 2005. We paid approximately $33.0 million in 2006 and $15.3 million in the six months ended June 30, 2007 in cash for interest. These payments reduced the amount of money available to finance our operations and other business activities. We intend to use a portion of the net proceeds from this offering to repay approximately $115.0 to $215.0 million in indebtedness under our term loan credit facility.

Our Product Portfolio

          The following table sets out a breakdown of our revenues for each of our products, including the percentage increase/(decrease) in the product revenue from the corresponding period of the previous year ($ in millions):

	Twelve Months Ended December 31,						Six Months Ended June 30,
	2004		2005		2006		2006		2007
	(unaudited)						(unaudited)
Net Product Sales*:
Lovaza**	$—	—%	$19.4	—%	$154.2	—%	$56.3	—%	$127.5	126%
Rythmol SR	26.1	—	46.7	79	68.8	47	30.6	55	43.1	41
DynaCirc CR	34.0	114	44.8	32	66.7	49	34.7	60	34.9	1
InnoPran XL	7.0	—	12.7	81	13.9	9	6.0	(3)	8.7	45
Rythmol	22.7	—	4.6	(80)	5.0	9	2.5	(17)	2.3	(8)
Axid	5.1	—	3.1	(39)	4.6	48	1.2	—	1.1	(8)
DynaCirc***	22.3	(6)	5.7	(74)	(0.6)	—	—	—	(0.4)	—
Other	—	—	(2.2)	—	—	—	—	—	—	—

Subtotal	$117.2	299%	$134.8	15%	$312.6	132%	$131.3	130%	$217.2	65%

Promotion Revenues:
Lescol and Lescol XL	$105.1	(13)%	$84.5	(20)%	$53.1	(37)%	$24.5	(32)%	$11.6	(53)%

Royalty Revenue:
Axid OS	$—	—%	$0.4	—%	$1.8	—%	$0.8	—%	$1.2	50%

Total Revenues	$222.3	29%	$219.7	(1)%	$367.5	67%	$156.6	67%	$230.0	47%

*
Excludes net product sales for Antara of $23.5 million and $23.3 million in the twelve months ended December 31, 2005 and 2006, respectively, and $18.9 million in the six months ended June 30, 2006 as such sales are presented as discontinued operations in the accompanying consolidated statements of operations.

**
We started shipping Lovaza in September 2005 and therefore the twelve-month revenues are not comparable.

***
We ceased shipping DynaCirc in September 2005.

  Lovaza

          In 2004, we acquired the U.S. rights to Lovaza from Pronova. To date, we have paid Pronova $25.0 million and may be required to pay up to an additional $35.0 million, less certain reimbursements for product development costs, upon the achievement of certain milestones. Under the terms of the agreement, we have exclusive marketing and distribution rights in the United States and Puerto Rico and maintain the NDA. In November 2004, the FDA approved Lovaza for the treatment of very high triglycerides. We commercially launched Lovaza in October 2005 under the brand name Omacor. At the FDA's request, we changed the name of Omacor to Lovaza effective August 1, 2007 in order to address potential name confusion between Omacor and Amicar, a drug which blocks the breakdown of blood clots in the treatment of severe bleeding. Our net product sales of Lovaza were $154.2 million in 2006. For the six months ended June 30, 2007, our net product sales of Lovaza were $127.5 million. Lovaza received five years of marketing exclusivity in the United States under the Hatch-Waxman Act; this exclusivity will expire in November 2009. Lovaza is also protected by three patents, the last of which expires in August 2018. We believe that future sales of Lovaza will constitute an increasingly significant portion of our revenue, income and cash flow for the foreseeable future.

  Rythmol and Rythmol SR

          In December 2003, we acquired the U.S. rights to Rythmol and Rythmol SR from Abbott for $93.0 million. Rythmol has been marketed for more than 12 years. Rythmol SR, a sustained release formulation, was approved by the FDA in September 2003, and we began promoting Rythmol SR in February 2004. Net sales of Rythmol and Rythmol SR were $73.8 million and $45.4 million in the twelve months ended December 31, 2006 and the six months ended June 30, 2007, respectively. Net sales of the promoted product, Rythmol SR, were $68.8 million and $43.1 million in the twelve months ended December 31, 2006 and the six months ended June 30, 2007, respectively. Prescription demand for Rythmol SR increased by 49% in the twelve months ended December 31, 2006 as compared to the twelve months ended December 31, 2005 and increased by 37% in the six months ended June 30, 2007 as compared to the six months ended June 30, 2006. Hatch-Waxman marketing exclusivity expired in September 2006. Rythmol SR is protected by a formulation patent which expires in October 2014. On November 8, 2006, Par provided us with notice of a Paragraph IV certification in relation to Rythmol SR. In response, we filed a patent infringement lawsuit within the 45 days provided for under the Hatch-Waxman Act, thereby triggering an automatic 30-month stay of generic product approval. See "Business — Legal Proceedings." An adverse outcome in this litigation could result in one or more generic versions of our product Rythmol SR being launched before the expiration in October 2014 of our patent related to Rythmol SR. On August 16, 2007, Gerd Petrik filed a lawsuit against us alleging trademark infringement. See "Business — Legal Proceedings." If Mr. Petrik is successful in this lawsuit and awarded some or all of the relief he seeks, we could, among other things, be prohibited from marketing Rythmol SR under the Rythmol trademark.

  DynaCirc and DynaCirc CR

          In July 2000, we acquired from Novartis an exclusive license to market, sell and distribute DynaCirc and DynaCirc CR in the United States for $47.6 million. We exercised an option to acquire the brand for $12.5 million and completed the acquisition of DynaCirc and DynaCirc CR in March 2003.

          Net sales of DynaCirc and DynaCirc CR were $66.1 million and $34.5 million in the twelve months ended December 31, 2006 and the six months ended June 30, 2007, respectively. Net sales of the promoted product, DynaCirc CR, were $66.7 million and $34.9 million in the twelve months ended December 31, 2006 and the six months ended June 30, 2007, respectively. The patent applicable to isradipine, the active ingredient used in the DynaCirc products, expired in August 2003. As a result, we ceased active promotion of DynaCirc and we stopped shipping this product in September 2005. Two third parties have received FDA approval for a generic version of isradipine and have begun selling such product. As a result, we converted DynaCirc prescription demand to DynaCirc CR, which resulted in an increase of 26% in the twelve months ended December 31, 2006 as compared to the twelve months ended December 31, 2005. Prescription demand for DynaCirc CR increased by 6% in the six months ended June 30, 2007 as compared to the six months ended June 30, 2006, however our net product sales with respect to DynaCirc CR only increased by 1% in the same period. We continue to actively promote DynaCirc CR, which has four formulation patents, three of which expire in October 2007 and one of which expires in November 2008.

  InnoPran XL

          We received FDA approval in March 2003 for InnoPran XL, an internally developed extended release formulation of propranolol, for the treatment of high blood pressure. Net sales of InnoPran XL were $13.9 million and $8.7 million in the twelve months ended December 31, 2006 and the six months ended June 30, 2007, respectively. Prescription demand for InnoPran XL decreased by 6% in the twelve months ended December 31, 2006 as compared to the twelve months ended December 31, 2005 and increased by 19% in the six months ended June 30, 2007 as compared to the six months ended June 30, 2006. The increase in prescription demand in the six months ended June 30, 2007 is primarily due to a shift in patient demand caused by product supply shortages being experienced by the manufacturer of a principal competitor to InnoPran XL. We have experienced a decrease in prescription demand since January 2007, and therefore net sales, as this competitor's supply issues appear to have been resolved. We did not actively promote InnoPran XL in 2006 and we have no present plans to actively promote this product in 2007.

          InnoPran XL is protected by a formulation patent through October 2021.

  Lescol and Lescol XL

          In November 2000, we entered into a five-year promotion agreement with Novartis to acquire promotional rights to Lescol and Lescol XL in the United States. The promotion agreement was terminated effective as of the close of business on December 31, 2005. We received residual payments in the form of promotion revenues equal to 20% of Novartis' reported Lescol and Lescol XL net sales in 2006 and we will receive 10% of such net sales in 2007. We will not receive any promotion revenues with respect to Lescol and Lescol XL beyond 2007.

  Antara

          In November 2004, we received FDA approval to market Antara, a fenofibrate product we licensed from Ethypharm. We paid Ethypharm milestone and license payments totaling $1.8 million. Net sales of Antara were $23.3 million in the twelve months ended December 31, 2006 and $18.9 million in the six months ended June 30, 2006. In July 2006, we entered into an asset purchase agreement with Oscient Pharmaceuticals Corporation (Oscient) pursuant to which we agreed to sell certain assets related to the development, manufacture, marketing and sale of the Antara product line and operations in the United States, its territories and possessions, and the Caribbean, including the product registrations and intellectual property, which we refer to in this prospectus as the "Antara Assets." On August 18, 2006, the transaction was consummated and we received $78.0 million for the Antara Assets as well as $4.4 million for the Antara inventory and samples on-hand (equal to carrying value) as of the closing date. The proceeds from the sale were primarily used to pay down a significant portion of our outstanding indebtedness. The net sales of Antara for the twelve months ended December 31, 2005 and 2006 and the six months ended June 30, 2006 are classified within discontinued operations in the accompanying consolidated statements of operations.

  Axid and Axid OS

          In October 2000, we acquired from Eli Lilly and Company the rights to Axid (nizatidine) for the treatment of acid reflux disease. In April 2002, Axid's patent protection expired, and in July 2002, the first generic version of nizatidine entered the market. As a result, we no longer actively market this product. In 2006, net product sales for Axid were $4.6 million, which included the reversal of product return reserves of approximately $2.2 million. In the six months ended June 30, 2007, net product sales for Axid were $1.1 million.

          In June 2005, we entered into an asset purchase agreement with Braintree Laboratories, Inc. (Braintree), pursuant to which we sold the rights to Axid Oral Solution (Axid OS) to Braintree. We receive a royalty on the net product sales of Axid OS by Braintree and in the twelve months ended December 31, 2006 and the six months ended June 30, 2007, earned $1.8 million and $1.2 million in royalties, respectively.

Product Development Projects

          To develop our drug candidates, we use in-house expertise and rely heavily on third-party contractors to perform substantially all activities related to our clinical trials, including patient recruitment, monitoring services and conducting the trials. Our research and development expenses were $29.5 million in the twelve months ended December 31, 2006 compared to $24.8 million in the corresponding period in 2005 and were $19.5 million in the six months ended June 30, 2007 compared to $12.6 million in the corresponding period in 2006. Such costs include spending related to:

  •
  Lovaza-expanded label indication;

  •
  Lovaza-statin fixed dose combinations;

  •
  Lovaza-fenofibrate fixed dose combinations;

  •
  Lovaza-symptomatic paroxysmal atrial fibrillation;

  •
  Rythmol observational registry; and

  •
  Propranolol LA.

Critical Accounting Policies and Estimates

          The preparation of our financial statements requires us to make estimates and assumptions that affect the amounts reported in the financial statements. We base our estimates on historical experience, current business factors and various other assumptions that we believe are necessary to form a basis for making judgments about the carrying values of assets and liabilities and disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. Actual results could differ from these estimates.

          We believe that the following reflect our most critical accounting policies and judgments and estimates used in the preparation of our financial statements:

  Revenue Recognition

          We recognize revenue in accordance with the SEC's Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as amended by Staff Accounting Bulletin No. 104, Revenue Recognition (together, SAB 101) and Statement of Financial Accounting Standards No. 48, Revenue Recognition When Right of Return Exists (SFAS No. 48). SAB 101 provides that revenue should not be recognized until it is realized or realizable and earned. Revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred, risk of loss has passed or services have been rendered; (3) the seller's price to the buyer is fixed and determinable; and (4) collectibility is reasonably assured. SFAS No. 48 provides that revenue from sales transactions where the buyer has the right to return the product shall be recognized at the time of sale only if (1) the seller's price to the buyer is substantially fixed or determinable at the date of sale, (2) the buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product, (3) the buyer's obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product, (4) the buyer acquiring the product for resale has economic substance apart from that provided by the seller, (5) the seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer and (6) the amount of future returns can be reasonably estimated.

          We recognize revenue when title to the product passes to the customer. In the event that we ship product to a wholesaler that does not meet the revenue recognition criteria of SFAS No. 48 and SAB 101, we would invoice the wholesaler and record deferred revenue at gross invoiced sales price. We would recognize the deferred revenue (net of discounts, rebates, sales allowances and accruals for returns) when the inventory was utilized by the end-user, as quantified using data from third-party information sources. We would continue to recognize revenue on these shipments on this basis until such time as all of the revenue recognition criteria of SFAS No. 48 and SAB 101 are met. As of December 31, 2006 and June 30, 2007, deferred product revenue was zero.

          Promotion revenues, which are based on sales reported by third-parties, are recognized once contractual sales performance measures are met.

  Accruals for Rebates, Returns, Chargebacks, Coupons and Co-pay Discount Debit Cards

          We have the following significant categories of gross-to-net sales adjustments: managed healthcare rebates, Medicaid rebates, Medicare rebates, chargebacks, cash discounts, sales returns and other adjustments for items such as coupons and co-pay discount debit cards, all of which involve significant estimates and judgments and require us to use information from external sources. The nature of our allowances requiring critical accounting estimates, and the specific considerations we use in estimating their amounts, are as follows:

  Managed Health Care, Medicaid Rebates and Medicare Rebates

          We offer rebates to managed health care organizations. We account for managed health care rebates by establishing an accrual at the time the sale is recorded in an amount equal to our estimate of managed health care rebates attributable to such sale. We determine our estimate of the managed health care rebates primarily based on historical experience and current contract arrangements. We consider the sales performance of products subject to managed health care rebates and levels of inventory in the distribution channel and adjust the accrual periodically to reflect actual experience.

          We participate in state government-managed Medicaid programs. We account for Medicaid rebates by establishing an accrual at the time the sale is recorded in an amount equal to our estimate of Medicaid rebate claims attributable to such sale. We determine our estimate of the Medicaid rebates accrual primarily based on historical experience regarding Medicaid rebates, legal interpretations of the applicable laws related to the Medicaid program and any new information regarding changes in the Medicaid programs' regulations and guidelines that would impact the amount of the rebates. We consider outstanding Medicaid claims, Medicaid payments and levels of inventory in the distribution channel and adjust the accrual periodically to reflect actual experience.

          We participate in the Medicare Part D rebate programs established by the Federal Government. Such programs are managed by the private plans with whom we have established contracts to provide rebates based on member utilization. We have estimated the amount of rebates to be paid under Medicare Part D contracts based on historical experience, current contract prices, available utilization data and discussions with industry experts. Such amounts have been recorded by establishing an accrual at the time of sale equal to our estimate of the Medicare Part D rebates attributable to such sale.

          As of December 31, 2006 and June 30, 2007, our allowance for managed health care, Medicaid rebates and Medicare rebates was $12.8 million and $19.5 million, respectively.

  Chargebacks

          Although we sell our products primarily to wholesalers and distributors, we typically enter into agreements with pharmacies and other distributors, either directly or through group purchasing organizations acting on behalf of their members, in connection with their purchase of our products from our wholesalers. Based on the terms of these agreements, our customers have the right to receive a discounted price and volume-based rebates on product purchases. We provide a credit to the wholesaler, or a chargeback, representing the difference between the wholesaler's acquisition list price and the discounted price. As a result of these contracts, at the time of product shipment and the recording of the related sale, we must estimate the likelihood that our products sold to wholesalers might be ultimately sold to a contracting pharmacy or group purchasing organization. We must also estimate the contracting pharmacy or group purchasing organization's volume of purchases. We base our estimates on the historical chargeback data we receive from wholesalers, which detail historical buying patterns and sales mix for particular customers and group purchasing organizations, and the applicable chargeback rates and rebate thresholds and adjust the accrual rate periodically to reflect actual experience.

          As of December 31, 2006 and June 30, 2007, our allowance for chargebacks was $1.1 million and $1.9 million, respectively.

  Cash discounts

          We offer cash discounts, generally 2% of the gross invoiced sales price, as an incentive for prompt payment. We account for cash discounts by reducing accounts receivable by the full amount of the discounts. We consider payment performance and adjust the accrual to reflect actual experience.

          As of December 31, 2006 and June 30, 2007, our allowance for cash discounts was $1.0 million and $1.2 million, respectively.

  Sales returns

          We accrue for sales returns in accordance with SFAS 48 by establishing an accrual in an amount equal to our estimate of sales recorded for which the related products are expected to be returned. For returns of established products, we determine our estimate of the sales return accrual primarily based on historical experience regarding sales returns, as well as other factors that could impact sales returns. These factors include, among others, levels of inventory in the distribution channel, estimated shelf life, product recalls, product discontinuances, price changes of competitive products and introductions of generic products and competitive new products.

          When considering the level of inventory in the distribution channel, we determine whether an adjustment to the sales return accrual is appropriate. For example, if levels of inventory in the distribution channel increase and accordingly we believe sales returns will be larger than expected, we adjust the sales return accrual, taking into account historical experience, our returned goods policy and the shelf life of our products, which is 36 months for all of the products we currently sell. In situations where we are aware of products in the distribution channel nearing their expiration date, if our analysis indicates that sales returns will be larger than expected, we adjust the sales return accrual, taking into account historical experience, our returned goods policy and the level of inventory in the distribution channel. We consider all of these factors, among others, and adjust the accrual amount periodically to reflect actual experience.

          We determine our estimate of the sales return accrual for new products primarily based on the historical sales return experience of similar products, such as those within the same line of product or those within the same or similar therapeutic category. In limited circumstances, where the new product is not an extension of an existing line of product or where we have no historical experience with products in a similar therapeutic category, such that we cannot reliably estimate expected returns of the new product, we defer recognition of revenue until the right of return no longer exists or until we have developed sufficient historical experience to estimate sales returns. We also consider the shelf life of new products, the level of inventory in the distribution channel and projected demand in order to determine whether we believe an adjustment to the sales return accrual is appropriate.

          As of December 31, 2006 and June 30, 2007, our allowance for sales returns was $9.1 million and $11.2 million, respectively.

  Other adjustments

          In addition to the significant gross-to-net sales adjustments described above, we make other gross-to-net sales adjustments. For example, we offer consumer coupons and co-pay discount debit cards and offer off-invoice and stocking allowances upon an initial product launch and in circumstances where we re-launch a product as the result of a significant change to the product. We accrue for coupons and debit cards when they are issued based on historical redemption rates for similar programs and adjust the accrual periodically to reflect actual experience. We accrue for off-invoice and stocking allowances at the time of sale based on historical programs.

          As of December 31, 2006 and June 30, 2007, our allowance for other adjustments was $0.6 million and $1.5 million, respectively.

  Use of Information from External Sources

          We utilize information from external sources to estimate our significant gross-to-net sales adjustments. Our estimates of inventory at wholesalers are based on written and oral information obtained from certain wholesalers with respect to their inventory levels and sell-through to customers. Our estimates of inventory of other customers are based on the projected prescription demand-based sales for the products and historical inventory experience, as well as our analysis of third-party information, including third-party market research data and our internal information. The inventory information received from wholesalers is a product of their record-keeping process and excludes inventory held by intermediaries to whom they sell, such as retailers and hospitals. We receive information from IMS Health Inc., a supplier of market research to the pharmaceutical industry, which we use to project the prescription trends, patient demand and average selling prices. Our estimates are subject to the inherent limitations of estimates that rely on third-party information, as certain third- party information was itself in the form of estimates, and reflect other limitations, including lags between the date as of which third-party information is generated and the date on which we receive third-party information. We believe that the information obtained from external sources provides a reasonable basis for our estimates.

          The following table provides a summary of activity with respect to our allowances ($ in millions):

	Managed Care, Medicare and Medicaid Rebates	Sales Returns	Cash Discounts	Chargebacks	Other
Balance December 31, 2004	$(8.4)	$(8.2)	$(0.4)	$(0.5)	$(1.9)
Current Provision	(15.4)	(8.9)	(4.1)	(2.4)	(2.8)
Changes in Prior Year Estimate	(3.5)	(3.3)	—	—	—
Credits Issued	13.4	9.8	3.9	2.5	3.1
Reversals	—	1.0	—	—	—

Balance December 31, 2005	$(13.9)	$(9.6)	$(0.6)	$(0.4)	$(1.6)
Current Provision	(26.3)	(11.5)	(8.1)	(4.5)	(2.1)
Changes in Prior Year Estimate	(0.6)	(0.6)	—	—	—
Credits Issued	28.0	10.4	7.7	3.8	3.1
Reversals	—	2.2	—	—	—

Balance December 31, 2006	$(12.8)	$(9.1)	$(1.0)	$(1.1)	$(0.6)
Current Provision	(20.4)	(4.8)	(5.4)	(4.6)	(2.0)
Changes in Prior Year Estimate	(0.6)	(0.5)	—	—	—
Credits Issued	14.3	3.1	5.2	3.8	1.1
Reversals	—	0.1	—	—	—

Balance June 30, 2007	$(19.5)	$(11.2)	$(1.2)	$(1.9)	$(1.5)

  Inventory

          We consider projected demand for our products, remaining patent protection and product expiry dates in calculating the amount of our inventory reserves. Product demand is projected by estimating future prescriptions based on current and historical trends, market conditions, competitive products and other relevant information.

  Intangible Assets

          When we purchase products or acquire licenses to products with FDA approval, we classify the excess of the purchase price over the tangible net assets acquired, if any, as intangible assets. This excess purchase price is allocated to intangible assets, including patents and licenses, based on their estimated fair values. We estimate the useful lives of the assets by factoring in the characteristics of the products, such as patent protection, competition by products prescribed for similar indications, estimated future introductions of competing products and other similar issues, and we amortize the intangibles over the relevant periods. The factors that drive the estimate of the life of the asset are inherently uncertain.

          In the event that we purchase a product or license or make milestone payments to third-parties in connection with research and development collaborations, such amounts are expensed as incurred up to the point of regulatory product approval.

          We assess the impairment of intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Some factors we consider important that could trigger an impairment review include the following: (i) significant underperformance relative to expected historical or projected future operating results; (ii) significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and (iii) significant negative industry or economic trends.

          When we determine that the carrying value of intangible assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we first perform an assessment of the asset's recoverability. Recoverability is determined by comparing the carrying amount of an intangible asset against an estimate of the undiscounted future cash flows expected to result from its use and eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the intangible asset, an impairment loss is recognized based on the excess of the carrying amount over the estimated fair value of the intangible asset. As of June 30, 2007, the book value of net intangible assets represented approximately 11% of our total assets. Any determination requiring the write-off of a significant portion of unamortized intangible assets could adversely affect our results of operations and financial condition but not our cash flow from operations or liquidity.

  Income Taxes

          Our deferred tax assets at June 30, 2007 consist primarily of federal net operating loss carryforwards of $167.3 million for losses incurred since June 29, 2003, the effective date of our election to be treated as a C-corporation for federal income tax purposes. Due to a lack of history of generating taxable income, we record a valuation allowance equal to 100% of our net deferred tax assets. In the event that we are able to generate taxable earnings in the future and determine it is more likely than not that we can realize our deferred tax assets, an adjustment to the valuation allowance would be made and such adjustment would increase income in the period that such determination is made. A portion of our net operating loss carry forwards may be subject to an annual limitation regarding their utilization against taxable income in future periods due to "change of ownership" provisions of the Internal Revenue Code of 1986, as amended (the Code), and similar state provisions.

          We adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"), on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. Under FIN 48, we must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. The determination as to whether a particular tax position meets the more likely-than-not recognition threshold requires significant management judgment and requires an evaluation of applicable tax laws and regulations as well as the administrative practices and procedures of particular taxing authorities. The measurement of tax positions which meet the more-likely-than-not threshold requires significant management judgment regarding the probabilities assigned to possible outcomes with the taxing authority and may include an assessment of possible settlement outcomes, guidance received from qualified tax advisors and other available information.

          As a result of the implementation of FIN 48, we recognized a $2.6 million increase in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 accumulated deficit. We will be required to continually re-evaluate our tax positions each reporting period in which new information about recognition or measurement becomes available.

  Stock-Based Compensation

          We adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment ("SFAS 123R"), effective January 1, 2006. SFAS 123R requires the recognition of the fair value of stock-based compensation in results of operations.

          We recognize stock-based compensation expense over the requisite service period of the individual grantees, which generally equals the vesting period. We provide newly issued shares to satisfy stock option exercises and for the issuance of restricted stock awards.

          We have elected the modified prospective transition method for adopting SFAS 123R. Under this method, the provisions of SFAS 123R apply to all awards granted or modified after the date of adoption. In addition, the unrecognized expense of awards not yet vested at the date of adoption, determined under the original provisions of SFAS 123, shall be recognized in results of operations in the periods after the date of adoption. Results for prior periods have not been restated. The fair value of our stock options was estimated using the Minimum Value Method until May 20, 2005, when we filed an initial registration statement on Form S-1 (which was subsequently withdrawn). The Minimum Value Method considers a number of variables, including the exercise price and the expected life of the option, the current price of the common stock, the expected dividend yield of the underlying common stock and the risk-free interest rate during the expected term of the option. Subsequent to May 20, 2005, the fair value of stock options was estimated using the Fair Value Method, which considers the variables used in the Minimum Value Method as well as stock volatility. No compensation expense will be recognized in any period for awards in which fair value was measured using the Minimum Value Method.

          We use a Black-Scholes option valuation model for estimating the fair value of stock options and SARs. The dividend yield is assumed to be zero as we do not anticipate dividend payments in the foreseeable future. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The expected life of stock option grants is based on the plain vanilla method per SAB 107, Share-Based Payment, which represents the vesting period plus the grant life divided by 2.

          Because our common stock is not yet publicly traded, we do not have sufficient information available on which to base a reasonable and supportable estimate of the expected volatility of our share prices (for example there is no external market for our shares, there have been no recent private transactions in our shares and there have been only a limited number of new equity issuances). Accordingly, we concluded upon the adoption of SFAS 123R on January 1, 2006, that we did not have the ability to reasonably estimate the expected volatility of our share price.

          As a result, we identified similar public entities within the pharmaceutical industry in order to estimate the volatility of our own stock by considering the historical volatility of the stock of these similar entities. We identified a group of public companies that had the following characteristics similar to us: (a) stage of development, (b) levels of profitability, (c) revenues, (d) revenue and earnings driven by a small number of key products, (e) significant revenue and income growth, (f) significant sales and marketing infrastructure, (g) modest financial leverage and (h) a focus on acquiring branded marketed products and reformulation rather than scientific research to develop new compounds. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies. We intend to continue to consistently apply this process using the same or similar entities until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances change such that the identified entities are no longer similar to us.

          If factors change and we employ different assumptions in the application of SFAS 123R, the compensation expense that we record in future periods may differ significantly from what we have recorded in the current period.

          As of June 30, 2007, the total remaining unrecognized compensation cost related to nonvested stock options and nonvested restricted stock amounted to $17.8 million and $5.1 million, respectively, which will be amortized over the weighted-average remaining requisite service periods of 3.6 years and 3.3 years, respectively.

          As of June 30, 2007, we had 5,779,761 outstanding options to acquire shares of our common stock. Based on an assumed initial public offering price of $             , which is the midpoint of the price range set forth on the cover page of this prospectus, the intrinsic value of the options outstanding at June 30, 2007, was $              million, of which $              million related to vested options and $              million related to unvested options.

Results of Operations

Comparison of the six months ended June 30, 2006 and 2007.

          Revenues.    Total revenues in the six months ended June 30, 2007 increased by 47% to $230.0 million as compared to the six months ended June 30, 2006. The components of total revenues for these periods were as follows:

	Six Months Ended June 30,
	2006	2007
	(in millions)
Net Product Sales	$131.3	$217.2
Promotion Revenues	24.5	11.6
Royalty Revenue	0.8	1.2

Total Revenues	$156.6	$230.0

          The following table sets forth the reconciliation of our gross product sales to net product sales by each significant category of gross-to-net sales adjustments:

	Six Months Ended June 30,
	2006		2007
	($ in millions)
Gross Product Sales	$157.0		$267.1
Gross-to-Net Sales Adjustments:
Medicaid, Medicare and Managed Care Rebates	(7.3)	5%	(21.0)	8%
Wholesaler Distribution Service Fee	(5.9)	4%	(11.7)	4%
Sales Returns	(6.6)	4%	(5.2)	2%
Cash Discounts	(3.1)	2%	(5.4)	2%
Coupons and Co-Pay Discount Cards	(1.1)	1%	(2.0)	1%
Prime Vendor Chargebacks	(1.7)	1%	(4.6)	2%

Total Gross-to-Net Sales Adjustments	(25.7)	16%	(49.9)	19%

Net Product Sales	$131.3		$217.2

          The increase in Medicaid, Medicare and managed care rebate expense as a percentage of gross product sales in the six months ended June 30, 2007 as compared to the six months ended June 30, 2006 is due to higher Medicare Part D and managed care rebates for Lovaza, DynaCirc CR and Rythmol SR as a result of new contracts and increased utilization on existing contracts. The decrease in sales returns expense as a percentage of gross product sales in the six months ended June 30, 2007 as compared to the six months ended June 30, 2006 is primarily due to a reduction in the Lovaza sales returns reserve percentage in the six months ended June 30, 2007 as a result of lower than previously anticipated product returns and the recording of a specific returns reserve in the six months ended June 30, 2006 of $1.0 million for shipments of short-dated Rythmol SR. The increase in prime vendor chargebacks expense in the six months ended June 30, 2007 as compared to the six months ended June 30, 2006 is primarily due to increased utilization of Lovaza under government contracts.

          Net product sales in the six months ended June 30, 2007 increased $85.9 million, or 65%, to $217.2 million compared to the six months ended June 30, 2006. The increase in net product sales was attributable to (1) $127.5 million of net product sales of Lovaza compared to $56.3 million in the corresponding period in 2006; (2) a $12.3 million increase in combined net product sales of Rythmol and Rythmol SR and (3) a $2.7 million increase in net product sales of InnoPran XL partially offset by a decrease in net product sales of DynaCirc of $0.2 million.

          We began shipping and recognizing net product sales of Lovaza in September 2005. Net product sales of Lovaza for the six months ended June 30, 2007 increased $71.2 million, or 126%, compared to the six months ended June 30, 2006. The increase was driven by a 135% increase in prescription demand when compared to the corresponding period in the prior year.

          Combined net product sales of Rythmol and Rythmol SR in the six months ended June 30, 2007 increased $12.3 million, or 37%, compared to the six months ended June 30, 2006. The increase was driven by a $12.5 million, or 41%, increase in net product sales of Rythmol SR partially offset by a $0.2 million, or 8%, decrease in net product sales of Rythmol. Net product sales of Rythmol SR increased primarily due to a 37% increase in prescription demand for the product in the six months ended June 30, 2007 as compared to the corresponding period in 2006. Net product sales of Rythmol continue to be negatively impacted by generic competition and the erosion of prescription demand. Prescription demand for Rythmol decreased 33% in the six months ended June 30, 2007 as compared to the corresponding period in 2006.

          Net product sales of InnoPran XL in the six months ended June 30, 2007 increased $2.7 million, or 45%, compared to the six months ended June 30, 2006. Net product sales of InnoPran XL increased due to price increases and a 19% increase in prescription demand for the product in the six months ended June 30, 2007 from the corresponding period in 2006. The increase in prescription demand is primarily due to a shift in patient demand caused by product supply shortages being experienced by a principal competitor to InnoPran XL. We anticipate that we will see a decrease in prescription demand, and therefore in net product sales, once these competitor supply issues have been resolved.

          The $0.2 million decrease in combined net product sales of DynaCirc and DynaCirc CR was driven by higher sales return adjustments ($0.4 million) for DynaCirc in the six months ended June 30, 2007 as compared to the corresponding period in 2006 partially offset by a $0.2 million, or 1%, increase in net product sales for DynaCirc CR. Prescription demand for DynaCirc CR increased 6% in the six months ended June 30, 2007 compared to the corresponding period in 2006. The patent applicable to isradipine, the active pharmaceutical ingredient used in the DynaCirc products, expired in August 2003. As a result, we stopped promoting DynaCirc at that time and in September 2005, we discontinued shipments of the product to wholesalers and retailers. No further net product sales of DynaCirc are anticipated.

          Brand promotion revenues of Lescol and Lescol XL in the six months ended June 30, 2007 decreased $12.9 million, or 53%, to $11.6 million as compared to the six months ended June 30, 2006. Cost of promotion revenues was approximately zero in the six months ended June 30, 2006 and 2007. We received residual payment in the form of promotion revenues equal to 20% of Novartis' reported net sales of Lescol and Lescol XL in 2006 and we will receive 10% of such net sales in 2007. We will not receive any promotion revenues with respect to Lescol and Lescol XL beyond 2007.

          Royalty revenue in the six months ended June 30, 2006 and 2007 was $0.8 million and $1.2 million, respectively, in each case related to royalties received from Braintree Laboratories based on their net product sales of Axid OS.

          Gross Product Margin.    Gross product margin on net product sales in the six months ended June 30, 2006 and 2007 was 75% and 76%, respectively, and was calculated as follows:

	Six Months Ended June 30,
	2006	2007
	(in millions)
Net Product Sales	$131.3	$217.2
Cost of Product Sales	32.9	51.6

Gross Product Margin on Net Product Sales	$98.4	$165.6

Gross Product Margin as a Percentage of Net Product Sales	75%	76%

          The margin in the six months ended June 30, 2006 was impacted by write-offs of failed production batches of DynaCirc CR of $1.3 million and a product returns charge of $1.0 million recorded for the shipment of short-dated Rythmol SR product. The margin in the six months ended June 30, 2007 was impacted by a decrease in costs for raw materials for DynaCirc resulting from a change in the contract manufacturer and an increase of $12.5 million in net product sales of relatively higher margin Rythmol SR, partially offset by an increase of $71.2 million in net product sales of lower margin Lovaza.

Other Operating Costs and Expenses

	Six Months Ended June 30,
	2006		2007
	$	% of net sales	$	% of net sales
	($ in millions)
Sales and Marketing	$92.6	71%	$110.0	51%
General and Administrative	17.4	13%	43.9	20%
Research and Development	12.7	10%	19.5	9%
Amortization	11.8	9%	11.8	5%

          Sales and Marketing.    Sales and marketing expense in the six months ended June 30, 2007 increased $17.4 million to $110.0 million as compared to the six months ended June 30, 2006. The increase is principally attributable to (1) a $5.2 million increase in sales team compensation, primarily driven by additional headcount and an increase in the fair value of cash settled stock appreciate rights (SARs); (2) a $4.9 million increase in marketing program spend primarily due to increased spend on Lovaza; (3) a $1.6 million increase in strategic consulting expenses; (4) a

$1.3 million increase in sales team meeting expenses; (5) a $1.3 million increase in auto fleet expenses and (6) a $1.0 million increase in market data and research.

          General and Administrative.    General and administrative expenses in the six months ended June 30, 2006 and 2007 were $17.4 million and $43.9 million, respectively. The increase of $26.5 million, or 152%, was primarily attributable to (1) an increase in compensation of $24.9 million primarily driven by charges related to severance payments and stock-based compensation pursuant to separation agreements with a former officer and our former Chairman ($22.0 million); (2) the write-off of an interest in an aircraft of $1.4 million pursuant to a separation agreement with our former Chairman and (3) an increase in legal fees of $1.3 million primarily related to protecting our patents and seeking additional patents. These items were partially offset by a decrease in spend on professional fees of $2.0 million due to lower fees associated with the implementation of a revenue management system and pricing departmental support.

          Research and Development.    Research and development expense in the six months ended June 30, 2006 and 2007 was $12.7 million and $19.5 million, respectively. The increase of $6.8 million, or 54%, was primarily related to increased spending on development projects related to Lovaza.

          Amortization of Intangible Assets.    Amortization of intangible assets in the six months ended June 30, 2006 and 2007 was $11.8 million.

          Other Expense (Income), Net.    Other expense (income), net in the six months ended June 30, 2006 and 2007 was approximately zero.

          Interest Expense.    Interest expense in the six months ended June 30, 2006 and 2007 was $16.6 million and $16.0 million, respectively. Interest expense incurred during the six months ended June 30, 2006 primarily consisted of $8.5 million of interest attributable to the $120.0 million first-lien term loan, $2.9 million of interest attributable to the $30.0 million second-lien term loan and $2.9 million of interest attributable to the $49.6 million third-lien term loan, of which $32.6 million was outstanding as of June 30, 2006, all of which we entered into as of April 13, 2005. Interest expense for the six months ended June 30, 2006 also includes $1.8 million related to the amortization of the deferred financing fees and debt discount associated with the April 13, 2005 financing transactions. Interest expense incurred during the six months ended June 30, 2007 primarily consisted of $2.9 million of interest attributable to outstanding borrowings under our first-lien term loan, which was repaid in full in March 2007, $0.5 million related to the amortization of the deferred financing fees on the first-lien term loan and amortization of the debt discount on the third-lien term loan and $6.9 million in costs related to the refinancing of our debt, consisting of $4.5 million in prepayment penalties and $2.4 million of write-offs of deferred financing fees and unamortized debt discount. Interest expense for the six months ended June 30, 2007 also includes $5.1 million attributable to outstanding borrowings under the $215.0 million term loan credit facility entered into on March 9, 2007 and $0.2 million related to the amortization of deferred financing fees on such loan.

          Interest Income.    Interest income in the six months ended June 30, 2006 and 2007 was $0.5 million and $2.6 million, respectively. The increase of $2.1 million was due to an increase in the average cash balance on-hand during the six months ended June 30, 2007.

          Income Tax Provision.    An income tax provision of approximately zero and $1.6 million was recorded in the six months ended June 30, 2006 and 2007, respectively. We adopted the provisions of FIN 48 on January 1, 2007. As a result, we recognized a $2.6 million increase in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 accumulated deficit. We recognize the interest and penalties accrued related to unrecognized tax benefits in income tax expense. During the six months ended June 30, 2007, we recognized approximately $0.7 million in interest and penalties, $0.5 million in federal alternative minimum tax and $0.4 million in state taxes.

          Discontinued Operations.    In July 2006 we entered into an asset purchase agreement with Oscient by which we agreed to sell the Antara Assets for $78.0 million. On August 18, 2006, the transaction was consummated and we received $78.0 million for the Antara Assets as well as $4.4 million for the Antara inventory and samples on-hand (equal to the carrying value) as of the closing date. The proceeds from the sale were used to pay down a significant portion of our outstanding indebtedness. The Antara product line had identifiable cash flows that were largely independent of the cash flows of other assets and liabilities. The net sales, all direct costs and the gain recognized on the sale of Antara, net of tax, for both current and prior periods are presented as discontinued operations in the accompanying consolidated financial statements. The following represents a summary of the components of discontinued operations:

	Six Months Ended June 30,
	2006	2007
	(in millions)
Net Product Sales	$18.9	$—
Operating Expenses	(8.2)	—

Discontinued Operations, Net of Tax	$10.7	$—

          Net Income (Loss).    As a result of the items discussed above, we incurred a net loss of $20.6 million in the six months ended June 30, 2006 and a net loss of $21.8 million in the six months ended June 30, 2007.

Comparison of the twelve months ended December 31, 2005 and 2006.

          Revenues.    Total revenues in the twelve months ended December 31, 2006 increased by 67% to $367.5 million compared to the twelve months ended December 31, 2005. The components of total revenues for these periods were as follows:

	Twelve Months Ended December 31,
	2005	2006
	(in millions)
Net Product Sales	$134.8	$312.6
Promotion Revenues	84.5	53.1
Royalty Revenue	0.4	1.8

Total Revenues	$219.7	$367.5

          The following table sets forth the reconciliation of our gross product sales to net product sales by each significant category of gross-to-net sales adjustments:

	Twelve Months Ended December 31,
	2005		2006
	($ in millions)
Gross Product Sales	$175.4		$371.7
Gross-to-Net Sales Adjustments:
Medicaid, Medicare and Managed Care Rebates	(16.3)	9%	(21.9)	6%
Wholesaler Distribution Service Fee	(5.8)	3%	(14.4)	4%
Sales Returns	(10.4)	6%	(9.1)	2%
Cash Discounts	(3.5)	2%	(7.4)	2%
Prime Vendor Chargebacks	(2.4)	1%	(4.5)	1%
Other Adjustments	(2.2)	1%	(1.8)	0%

Total Gross-to-Net Sales Adjustments	(40.6)	23%	(59.1)	16%

Net Product Sales	$134.8		$312.6

          The decrease in Medicaid, Medicare and managed care rebate expense as a percentage of gross product sales in the twelve months ended December 31, 2006 as compared to the twelve months ended December 31, 2005 is due to significantly higher sales of Lovaza, which did not have significant Medicaid, Medicare or managed care utilization, and a decrease in Medicaid rebates as a result of the shift of a large portion of the Medicaid population to plans managed under Medicare Part D, partially offset by the payment of rebates under Medicare Part D and increased managed care utilization. Additionally, we recorded a specific Medicaid reserve of $2.7 million in the twelve months ended December 31, 2005 as a result of an internal review of the liability calculation methodology. The lower sales returns expense as a percentage of gross product sales in the twelve months ended December 31, 2006 as compared to the twelve months ended December 31, 2005 is primarily due to the reversal of a sales returns reserve for Axid of $2.2 million in the twelve months ended December 31, 2006 as the returns window for such product expired and a reduction in the sales returns for Lovaza reserve rate in the twelve months ended December 31, 2006 as a result of lower than anticipated product returns.

          Net product sales in the twelve months ended December 31, 2006 increased $177.8 million, or 132%, to $312.6 million compared to the twelve months ended December 31, 2005. The increase in net product sales was primarily attributable to (1) $154.2 million of net product sales of Lovaza, compared to $19.4 million in 2005; (2) a $22.5 million increase in combined net product sales of Rythmol and Rythmol SR; and (3) a $15.6 million increase in combined net product sales of the DynaCirc and DynaCirc CR.

          We began shipping and recognizing net product sales of Lovaza in September 2005. Net product sales of Lovaza for the year ended December 31, 2006 grew to $154.2 million from $19.4 million in the year ended December 31, 2005.

          Combined net product sales of Rythmol and Rythmol SR in the twelve months ended December 31, 2006 increased $22.5 million, or 44% compared to the twelve months ended December 31, 2005. The increase was driven by a $22.1 million, or 47%, increase in Rythmol SR net product sales and a $0.4 million, or 9%, increase in Rythmol net product sales. Net product sales of Rythmol SR, which we began promoting in February 2004, increased primarily due to a 49% increase in prescription demand for the product in the twelve months ended December 31, 2006 from the corresponding period in 2005. The increase in net product sales of Rythmol in the twelve months ended December 31, 2006 as compared to the twelve months ended December 31,

2005 is due to our efforts to reduce channel inventory levels of Rythmol in 2005. Rythmol net product sales continue to be negatively impacted by generic competition and the erosion of prescription demand. Prescription demand for Rythmol decreased 44% in the twelve months ended December 31, 2006 compared to the corresponding period in 2005.

          Combined net sales of DynaCirc and DynaCirc CR were $66.1 million in the twelve months ended December 31, 2006. Net sales of the promoted product, DynaCirc CR, were $66.7 million in the twelve months ended December 31, 2006. The patent applicable to isradipine, the active ingredient used in DynaCirc and DynaCirc CR, expired in August 2003. As a result, we ceased active promotion of DynaCirc and we stopped shipping this product in September 2005. Two third parties have received FDA approval for a generic version of isradipine and have begun selling such product. As a result, we converted DynaCirc prescription demand to DynaCirc CR, which resulted in an increase of 26% in the twelve months ended December 31, 2006 as compared to the twelve months ended December 31, 2005. Net product sales of DynaCirc CR in the twelve months ended December 31, 2005 were negatively impacted by manufacturing difficulties experienced by our contracted supplier, which have been resolved. We continue to actively promote DynaCirc CR, which has four formulation patents, three of which expire in October 2007 and one of which expires in November 2008.

          Brand promotion revenues of Lescol and Lescol XL in the twelve months ended December 31, 2006 decreased $31.4 million, or 37%, to $53.1 million compared to the twelve months ended December 31, 2005. The decrease is due to the termination of the promotion agreement effective as of the close of business on December 31, 2005. Cost of promotion revenues was $65.1 million in the twelve months ended December 31, 2005 and $0.1 million in the twelve months ended December 31, 2006. We received residual payment in the form of promotion revenues equal to 20% of Novartis' reported net sales of Lescol and Lescol XL in 2006 and will receive 10% of such net sales in 2007. Net sales of Lescol and Lescol XL as reported by Novartis increased by 1% to $255.4 million in the twelve months ended December 31, 2006 as compared to $252.2 million in the corresponding period in 2005. The increase in net sales was due to the reversal by Novartis of $14.0 million in rebate reserves, offset by declining prescription demand. Prescription demand for Lescol XL, the brand we actively promoted, decreased 18% in the twelve months ended December 31, 2006 when compared to the corresponding period in 2005.

          Royalty revenue in the twelve months ended December 31, 2005 and 2006 was $0.4 million and $1.8 million, respectively, in each case related to royalties received from Braintree Laboratories based on their net product sales of Axid OS.

          Gross Product Margin.    Gross product margin on net product sales in the twelve months ended December 31, 2005 and 2006 was 72% and 76%, respectively, and was calculated as follows:

	Twelve Months Ended December 31,
	2005	2006
	(in millions)
Net Product Sales	$134.8	$312.6
Cost of Product Sales	37.4	75.2

Gross Product Margin on Net Product Sales	$97.4	$237.4

Gross Product Margin as a Percentage of Net Product Sales	72%	76%

          The margin in the twelve months ended December 31, 2005 was negatively impacted by the write-off of $2.5 million of inventory of DynaCirc CR that did not meet quality specifications and a charge of $2.7 million to increase Medicaid returns reserves as a result of an internal review of the calculation methodology. The margin in the twelve months ended December 31, 2006 was impacted by increases in net product sales of $22.1 million and $21.9 million of higher margin Rythmol SR and DynaCirc CR, respectively, during the twelve months ended December 31, 2006, lower costs for inventory of DynaCirc CR and the reversal of Axid product returns reserves of $2.2 million as the returns window for such product expired. These items were partially offset by a $134.8 million increase in net product sales of lower margin Lovaza in the twelve months ended December 31, 2006.

Other Operating Costs and Expenses.

	Twelve Months Ended December 31,
	2005		2006
	$	% of net sales	$	% of net sales
		($ in millions)
Sales and Marketing/Cost of Promotion Revenue*	203.5	93%	189.3	61%
Sales Team Restructuring	2.3	2%	(0.1)	—
General and Administrative	33.3	25%	35.0	11%
Research and Development	24.8	18%	29.5	9%
Amortization	31.1	23%	23.7	8%

*
Percentage is based on total revenues for the year ended December 31, 2005

          Sales and Marketing and Cost of Promotion Revenues.    Sales and marketing expenses and cost of promotion revenues in the twelve months ended December 31, 2006 decreased $14.2 million to $189.3 million as compared to the twelve months ended December 31, 2005. The decrease is primarily due to reduced labor costs owing to the reduction in our sales team as a result of the termination of the Lescol promotion agreement with Novartis effective as of the close of business on December 31, 2005, which resulted in a decrease in Lescol and Lescol XL promotional spending of $65.0 million, partially offset by an increase in promotional spending in support of Lovaza and DynaCirc CR. We incurred a total of $69.2 million in sales and marketing expenses for Lovaza and DynaCirc CR in the twelve months ended December 31, 2005 and $157.5 million in the twelve months ended December 31, 2006. Sales and marketing expenses for Rythmol SR were $14.6 million and $16.4 million in the year ended December 31, 2005 and 2006, respectively.

          Sales Team Restructuring.    In December 2005, in connection with the termination of the promotional agreement for Lescol and Lescol XL effective as of the close of business on December 31, 2005, our field sales team was reduced by approximately 230 positions. Affected employees were extended certain termination benefits, including severance and extended health care benefits during the severance period, which was determined based on the respective employee's years of service. As a result of the above, in December 2005, we recognized a restructuring charge and corresponding liability of $2.3 million consisting entirely of employee termination costs. A true-up to the liability was recorded in the first quarter of 2006 resulting in a reduction in the liability of $0.1 million. All payments related to the restructuring were made by July 2006.

          General and Administrative.    General and administrative expenses in the twelve months ended December 31, 2005 and 2006 were $33.3 million and $35.0 million, respectively. The increase of $1.7 million, or 5%, was primarily attributable to professional fees associated with an internal review of prior period Medicaid filings, pricing departmental support and increased professional fees associated with the implementation of a revenue management system ($3.2 million) and higher compensation expense, including stock compensation ($3.3 million). These items were partially offset by lower legal fees ($2.0 million) primarily due to expenses incurred related to an abandoned initial public offering in the twelve months ended December 31, 2005 and lower expenses related to the site transfer of DynaCirc CR ($2.0 million) in the twelve months ended December 31, 2006.

          Research and Development.    Research and development expense in the twelve months ended December 31, 2005 and 2006 was $24.8 million and $29.5 million, respectively. The increase of $4.7 million, or 19%, was primarily related to increased spending on Lovaza development projects.

          Amortization of Intangible Assets.    Amortization of intangible assets in the twelve months ended December 31, 2005 and 2006 was $31.1 million and $23.7 million, respectively. The decrease of $7.4 million, or 24%, was primarily attributable to the expiry of the Lescol license from Novartis, which was fully amortized as of December 31, 2005.

          Other (Income) Expense, Net.    Other (income) expense, net in the twelve months ended December 31, 2005 and 2006 was approximately ($9.4) million and zero, respectively. Other (income) expense, net in the twelve months ended December 31, 2005 primarily related to the ($9.6) million in proceeds received from the September 2005 sale of the patent rights, trademarks, copyrights and registrations for Axid OS to Braintree Laboratories.

          Interest Expense.    Interest expense in the twelve months ended December 31, 2005 was $28.5 million. Interest expense incurred during the year ended December 31, 2005 primarily consisted of $3.0 million of interest attributable to the $95.0 million term loan agreement entered into in September 2004, which was repaid on April 13, 2005, $3.6 million attributable to the write-down of the unamortized prepaid and deferred financing fees and the unamortized original issue discount from the repayment of the $95.0 million term loan, $11.4 million of interest attributable to the $120.0 million first-lien term loan, $3.8 million of interest attributable to the $30.0 million second-lien term loan and $2.9 million of interest attributable to the $49.6 million third-lien term loan, of which $20.0 million was outstanding as of December 31, 2005. Interest expense for the year ended December 31, 2005 also includes $2.6 million related to the amortization of the deferred financing fees and debt discount associated with the April 13, 2005 financing transactions. Interest expense in the twelve months ended December 31, 2006 was $34.6 million. Interest expense incurred during the twelve months ended December 31, 2006 consisted of $17.3 million of interest attributable to the $120.0 million first-lien term loan, $3.8 million of interest attributable to the $30.0 million second-lien term loan and $2.2 million of interest attributable to the $49.6 million third-lien term loan, all of which we entered into as of April 13, 2005. The proceeds from the Antara divestiture in August 2006 were used to fully repay the outstanding principal and interest under the second-lien and third-lien term loans with the remaining proceeds used to repay a portion of the first-lien term loan. We incurred $3.1 million in prepayment penalties and wrote down $4.5 million of the deferred financing fees and debt discount at the time of the debt payments, which were charged to interest expense. Interest expense for the twelve months ended December 31, 2006 also includes $3.2 million related to the amortization of the deferred financing fees and original issue discount associated with the April 13, 2005 financing transactions.

          Interest Income.    Interest income in the twelve months ended December 31, 2005 and 2006 was $1.6 million and $1.7 million, respectively.

          Income Tax Provision.    An income tax provision of approximately zero and $0.1 million, exclusive of taxes associated with the gain on sale of Antara (see below) was recorded in the twelve months ended December 31, 2005 and 2006, respectively, for certain state taxes.

          Discontinued Operations.    In July 2006, we entered into an Asset Purchase Agreement with Oscient by which we agreed to sell the Antara Assets for $78.0 million. On August 18, 2006, the transaction was consummated and we received $78.0 million for the Antara Assets as well as $4.4 million for the Antara inventory and samples on-hand (equal to the carrying value) as of the closing date. The proceeds from the sale were used to pay down a significant portion of our outstanding indebtedness. The Antara product line had identifiable cash flows that were largely independent of the cash flows of other assets and liabilities. The net sales, all direct costs and the gain recognized on the sale of Antara, net of tax, for both current and prior periods are presented as discontinued operations in the accompanying consolidated financial statements. The following represents a summary of the components of discontinued operations:

	Twelve Months Ended December 31,
	2005	2006
	(in millions)
Net Product Sales	$23.5	$23.3
Operating Expenses	(24.4)	(10.1)
Gain on Sale, Net of Tax	—	74.7

Discontinued Operations, Net of Tax	$(0.9)	$87.9

          The gain on sale is net of $1.9 million and $0.7 million of federal and state alternative minimum tax provisions, respectively, for the year ended December 31, 2006.

          Net Income (Loss).    As a result of the items discussed above, we incurred a net loss of $131.2 million in the twelve months ended December 31, 2005 and generated net income of $65.1 million in the twelve months ended December 31, 2006.

Comparison of the twelve months ended December 31, 2004 and 2005.

          Revenues.    Total revenues in the year ended December 31, 2005 decreased by 1% to $219.7 million compared to the year ended December 31, 2004. The components of total revenues for these periods were as follows:

	Twelve Months Ended December 31,
	2004	2005
	(in millions)
Net Product Sales	$117.2	$134.8
Promotion Revenues	105.1	84.5
Royalty Revenue	—	0.4

Total Revenues	$222.3	$219.7

          The following table sets forth the reconciliation of our gross product sales to net product sales by each significant category of gross-to-net sales adjustments:

	Twelve Months Ended December 31,
	2004		2005
	($ in millions)
Gross Product Sales	$143.8		$175.4
Gross-to-Net Sales Adjustments:
Medicaid and Managed Care Rebates	(7.3)	5%	(16.3)	9%
Wholesaler Distribution Service Fee	(1.0)	1%	(5.8)	3%
Sales Returns	(9.2)	6%	(10.4)	6%
Cash Discounts	(2.8)	2%	(3.5)	2%
Coupons and Co-Pay Discount Cards	(4.4)	3%	(1.3)	1%
Prime Vendor Chargebacks	(1.4)	1%	(2.4)	1%
Other Adjustments	(0.5)	0%	(0.9)	1%

Total Gross-to-Net Sales Adjustments	(26.6)	18%	(40.6)	23%

Net Product Sales	$117.2		$134.8

          The significant increase in Medicaid and managed care rebate expense is due to an increase to the Medicaid rebate reserve of $2.7 million recorded in the twelve months ended December 31, 2005 as a result of an internal review of the liability calculation methodology and a reduction to the Axid IR Medicaid rebate reserve of $4.2 million in the year ended December 31, 2004 as it was determined that payment of such liability was no longer probable. The increase in wholesaler distribution service fees in the twelve months ended December 31, 2005 is due to the payment of distribution service fees to certain wholesalers beginning in the fourth quarter of 2004. The lower coupons and co-pay discount card expense in the year ended December 31, 2005 is primarily due to lower shipments of coupons for DynaCirc CR as compared to the twelve months ended December 31, 2004. The higher expense related to other adjustments in the year ended December 31, 2005 is due to off-invoice and stocking allowances offered to customers upon the initial launch of Lovaza in September 2005.

          Net product sales in the year ended December 31, 2005 increased $17.6 million, or 15%, to $134.8 million compared to the year ended December 31, 2004. The increase in net product sales was primarily attributable to (1) $19.4 million in net product sales of Lovaza, compared to none in 2004, (2) a $5.7 million increase in net product sales of InnoPran XL due to a 59% increase in the prescription demand for the product in the year ended December 31, 2005 from the prior year and (3) a $2.5 million increase in combined net product sales of Rythmol and Rythmol SR. These increases were partially offset by (1) a $5.8 million decrease in combined net product sales of DynaCirc and DynaCirc CR, (2) a decrease of $2.0 million in net product sales of Axid IR and (3) a charge of $2.7 million to increase Medicaid rebate reserves is the twelve months ended December 31, 2005.

          We began shipping and recognizing net product sales of Lovaza in September 2005. Certain customary discounts were offered to customers during the initial launch period, including off-invoice discounts and stocking allowances. Such discounts were recognized as a reduction to gross sales in the period in which the product was shipped.

          The $2.5 million increase in combined net product sales of Rythmol and Rythmol SR was driven by a $20.6 million increase in the net product sales of Rythmol SR that was partially offset by an $18.1 million decrease in net product sales of Rythmol. Net product sales of Rythmol SR, which we began promoting in February 2004, increased due to a 180% increase in prescription demand for the product in the year ended December 31, 2005 from the prior year. Net product sales of Rythmol continue to be negatively impacted by generic competition and the erosion of prescription demand. Prescription demand for Rythmol decreased 38% in the year ended December 31, 2005 compared with the prior year.

          The $5.8 million decrease in combined net product sales of DynaCirc and DynaCirc CR was driven by a $16.6 million decrease in net product sales of DynaCirc that was partially offset by a $10.8 million increase in net product sales of DynaCirc CR. Prescription demand for DynaCirc CR increased 49% in the year ended December 31, 2005 compared with the corresponding period in 2004. Prescription demand for DynaCirc in the year ended December 31, 2005 decreased 16% when compared with the corresponding period in 2004; however, net sales were negatively impacted to a greater degree due to a reduction in wholesaler inventory levels early in 2005. The patent applicable to isradipine, the API used in DynaCirc and DynaCirc CR, expired in August 2003. As a result, we stopped promoting DynaCirc at that time and in September 2005, we discontinued shipments of the product to wholesalers and retailers. No further net product sales of DynaCirc are anticipated.

          The $2.0 million decrease in net product sales of Axid IR was due to the reversal in September 2004 of a previously accrued Medicaid liability of $4.2 million relating to Axid, as it was determined that payment of such liability was no longer probable. In August 2005, we completed the transition of production of Axid to a third party manufacturer and purchased new Axid inventory with three year dating. We believe that Axid net product sales will continue to be a minimal portion of total revenues.

          As a result of an internal review of the liability calculation methodology for Medicaid rebates, we recorded a charge of $2.7 million in the twelve months ended December 31, 2005. Such charge was not allocated to specific products within the consolidated statements of operations.

          Brand promotion revenues of Lescol and Lescol XL in the year ended December 31, 2005 decreased $20.6 million, or 20%, to $84.5 million compared to the year ended December 31, 2004. This decrease in revenues of Lescol and Lescol XL was attributable to lower sales of Lescol and Lescol XL by Novartis, which decreased by $26.9 million in the year ended December 31, 2005 compared to the year ended December 31, 2004. The decrease in revenues of Lescol and Lescol XL was partially offset by the recognition of $10.0 million in deferred promotion revenues in the year ended December 31, 2005 as we achieved all minimum sales requirements upon contract termination. Brand prescription demand for Lescol and Lescol XL was lower as a result of the publication of clinical results demonstrating the benefits of higher potency statins, as well as the significant promotional spending by Pfizer (in support of the statin market leader, Lipitor), AstraZeneca (in support of Crestor®) and Merck/Schering-Plough (in support of Vytorin®), which has continued to erode the market share of competing statins, including Lescol and Lescol XL. In September 2005, we received notification from Novartis of their intent to terminate the promotion agreement effective as of the close of business on December 31, 2005.

          Gross Product Margin.    Gross product margin on net product sales in the years ended December 31, 2004 and 2005 was 82% and 72%, respectively, and was calculated as follows:

	Twelve Months Ended December 31,
	2004	2005
	(in millions)
Net Product Sales	$117.2	$134.8
Cost of Product Sales	21.3	37.4

Gross Product Margin on Net Product Sales	$95.9	$97.4

Gross Product Margin as a Percentage of Net Product Sales	82%	72%

          The lower margin in the year ended December 31, 2005 was driven by (1) $19.4 million in net product sales of lower margin Lovaza in the year ended December 31, 2005 compared to none in 2004; (2) lower net product sales ($16.6 million) of higher margin DynaCirc during the year ended December 31, 2005; (3) the payment of distribution service fees to certain wholesalers beginning in the fourth quarter of 2004; (4) an increase in inventory costs for DynaCirc CR; (5) the write-off of $2.5 million of DynaCirc CR inventory that did not meet quality specifications during the year ended December 31, 2005; (6) the reversal in September 2004 of a previously accrued Medicaid liability of $4.2 million relating to Axid, as it was determined that payment of such liability was no longer probable; (7) our decision to relinquish our contractual exclusive licensing rights with respect to the technology used to manufacture InnoPran XL in March 2004 and subsequent reversal in 2004 of a $2.6 million minimum royalty commitment required to maintain exclusive licensing rights; and (8) an increase to the Medicaid rebate reserve of $2.7 million recorded in the twelve months ended December 31, 2005 as a result of an internal review of the liability calculation methodology. These items were partially offset by an increase in net product sales of higher margin Rythmol SR of $20.6 million in the year ended 2005 as compared to 2004.

  Other Operating Costs and Expenses.

	Twelve Months Ended December 31,
	2004		2005
	$	% of net sales	$	% of net sales
	($ in millions)
Cost of Promotion Revenue*	$88.1	84%	$65.1	77%
Sales and Marketing	111.8	95%	138.4	103%
Sales Team Restructuring	—	—	2.3	2%
General and Administrative	34.2	29%	33.3	25%
Research and Development	34.9	30%	24.8	18%
Amortization	29.3	25%	31.1	23%

*
Percentage is based on promotion revenue

          Cost of Promotion Revenues.    Cost of promotion revenues in the year ended December 31, 2005 decreased $23.0 million, or 26%, to $65.1 million compared to the year ended December 31, 2004. The decrease was due to a reduction in promotional spending under the extended terms of the Lescol agreement with Novartis, which reduced the contractually required promotional spending in 2005 by $10.0 million, as well as a shift in our promotional efforts from Lescol and Lescol XL to our owned brands.

          Sales and Marketing.    Sales and marketing expenses in the years ended December 31, 2004 and 2005 were $111.8 million and $138.4 million, respectively. The increase of $26.6 million, or 24%, was attributable to higher average headcount and an increase in promotional spending in connection with the launch of Lovaza, partially offset by a decrease in spending on other brands. We incurred a total of $37.7 million in sales and marketing expenses for Lovaza in the year ended December 31, 2005. The sales and marketing expenses for all other brands decreased by 8% to $103.0 million in the year ended December 31, 2005 from $111.5 million in the corresponding period for 2004.

          Sales Team Restructuring.    In December 2005, in connection with the termination of the promotional agreement for Lescol effective as of the close of business on December 31, 2005 our field sales team was reduced by approximately 230 positions. Affected employees were extended certain termination benefits, including severance and extended health care benefits during the severance period, which was determined based on the respective employee's years of service. As a result of the above, in December 2005, we recognized a restructuring charge and corresponding liability of $2.3 million consisting entirely of employee termination costs. As of December 31, 2005, no amounts had been paid to the affected employees.

          General and Administrative.    General and administrative expenses in the years ended December 31, 2004 and 2005 were $34.2 million and $33.3 million, respectively. The decrease of $0.9 million, or 3%, was primarily attributable to a decrease in site transfer of DynaCirc CR and other general and administrative costs partially offset by higher employee and board compensation costs and higher legal fees.

          Research and Development.    Research and development expense in the years ended December 31, 2004 and 2005 was $34.9 million and $24.8 million, respectively. The decrease of $10.1 million, or 29%, was primarily related to decreased spending on the development of RP-606 ($8.7 million) due to the discontinuation of clinical development of this product, Propranolol LA ($1.9 million) and Lovaza ($2.0 million decrease in 2005 due to $10.0 million milestone payment in 2004), partially offset by increased spending on the Rythmol SR registry program ($2.9 million).

          Amortization of Intangible Assets.    Amortization of intangible assets in the years ended December 31, 2004 and 2005 was $29.3 million and $31.1 million, respectively. The increase of $1.8 million, or 6%, was attributable to the amortization of the intangible asset of Lovaza resulting from a milestone payment in November 2004.

          Other (Income) Expense, Net.    Other (income) expense, net in the years ended December 31, 2004 and 2005 was approximately zero and ($9.4) million, respectively. We recorded other income of ($9.6) million in the year ended December 31, 2005 resulting from the June 2005 sale of the patent rights, trademarks, copyrights and registrations for Axid OS to Braintree Laboratories.

          Interest Expense.    The $4.2 million in interest expense incurred during the year ended December 31, 2004 primarily consisted of interest attributable to the $95.0 million term loan agreement entered into by us in September 2004. Interest expense in the year ended December 31, 2005 was $28.5 million. Interest expense incurred during the year ended December 31, 2005 primarily consisted of $3.0 million of interest attributable to the $95.0 million term loan agreement entered into in September 2004, which was repaid on April 13, 2005, $3.6 million attributable to the write-down of the unamortized prepaid and deferred financing fees and the unamortized original issue discount from the repayment of the $95.0 million term loan, $11.4 million of interest attributable to the $120.0 million first-lien term loan, $3.8 million of interest attributable to the $30.0 million second-lien term loan and $2.9 million of interest attributable to the $49.625 million third-lien term loan, of which $20.0 million was outstanding as of December 31, 2005, all of which we entered into as of April 13, 2005. Interest expense for the year ended December 31, 2005 also includes $2.6 million related to the amortization of the deferred financing fees and debt discount associated with the April 13, 2005 financing transactions.

          Interest Income.    Interest income in the years ended December 31, 2004 and 2005 was $1.0 million and $1.6 million, respectively.

          Income Tax (Benefit) Provision.    An income tax (benefit) provision of $(0.3) million and approximately zero was recorded in the years ended December 31, 2004 and 2005, respectively, for certain state taxes.

          Discontinued Operations.    In July 2006 we entered into an asset purchase agreement with Oscient by which we agreed to sell the Antara Assets for $78.0 million. On August 18, 2006, the transaction was consummated and we received $78.0 million for the Antara Assets as well as $4.4 million for the Antara inventory and samples on-hand (equal to the carrying value) as of the closing date. The proceeds from the sale were used to pay down a significant portion of our outstanding indebtedness. The Antara product line had identifiable cash flows that were largely independent of the cash flows of other assets and liabilities. The net sales, all direct costs and the gain recognized on the sale of Antara, net of tax, for all periods are presented as discontinued operations in the accompanying consolidated financial statements. The following represents a summary of the components of discontinued operations:

	Twelve Months Ended December 31,
	2004	2005
	(in millions)
Net Product Sales	$—	$23.5
Operating Expenses	(6.0)	(24.4)

Discontinued Operations, Net of Tax	$(6.0)	$(0.9)

          Net Loss.    As a result of the items discussed above, we incurred a net loss of $106.2 million in the year ended December 31, 2004 and $131.2 million in the year ended December 31, 2005.

          The following table sets forth our selected unaudited quarterly statement of operations data for each of the last six fiscal quarters. The financial statements for each of these quarters have been prepared on the same basis as the audited financial statements included elsewhere in this prospectus and, in the opinion of management, include all adjustments necessary for the fair presentation of the results of operations for these periods. You should read this information together with our financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of the results of any future period.

	Three Months Ended
	Mar. 31, 2006	June 30, 2006	Sep. 30, 2006	Dec. 31, 2006	Mar. 31, 2007	June 30, 2007
	(unaudited)
	(in millions)
Revenues:
Net product sales	$56.9	$74.4	$79.0	$102.3	$101.4	$115.8
Promotion revenues	12.7	11.9	16.1	12.4	6.4	5.2
Royalty revenue	0.3	0.4	0.5	0.6	0.7	0.5

Total revenues	69.9	86.7	95.6	115.3	108.5	121.5
Costs and expenses:
Cost of products sold	14.3	18.5	18.2	24.1	24.6	27.0
Cost of promotion revenues	0.1	—	—	—	—	—
Sales and marketing	48.9	43.8	45.4	51.1	54.1	55.9
Sales force restructuring	(0.1)	—	—	—	—	—
General and administrative	8.6	8.8	9.5	8.2	12.2	31.7
Amortization of intangible assets	5.9	5.9	5.9	6.0	5.9	5.9
Research and development	5.9	6.8	7.9	9.0	9.3	10.2

Total costs and expenses	83.6	83.8	86.9	98.4	106.1	130.7

(Loss) income from operations	(13.7)	2.9	8.7	16.9	2.4	(9.2)
Interest expense	8.1	8.5	13.0	5.0	11.5	4.4
Interest income	(0.2)	(0.3)	(0.5)	(0.6)	(0.9)	(1.7)

(Loss) income before income tax provision	(21.6)	(5.3)	(3.8)	12.5	(8.2)	(11.9)
Income tax provision	—	—	0.1	—	0.6	1.1

(Loss) income from continuing operations	(21.6)	(5.3)	(3.9)	12.5	(8.8)	(13.0)
Income (loss) from discontinued operations, net of tax	4.6	6.1	78.0	(0.9)	—	—

(Loss) income before cumulative effect of accounting change	(17.0)	0.8	74.1	11.6	(8.8)	(13.0)
Cumulative effect of accounting change	(4.4)	—	—	—	—	—

Net (loss) income	$(21.4)	$0.8	$74.1	$11.6	$(8.8)	$(13.0)

Revenues

          Our net product sales have increased consistently over the past six quarters, primarily driven by increased net product sales of Lovaza. Promotion revenues decreased in 2007 as compared to 2006 due to a decrease in the percentage of net product sales of Lescol and Lescol XL received from Novartis from 20% in 2006 to 10% in 2007. Royalty revenue has remained relatively consistent for the periods presented.

Costs and expenses

          Cost of products sold has shown an increasing trend for the periods presented, consistent with the increase in net product sales. The increasing trend in sales and marketing expense is mainly due to increases in sales team compensation expense and increased marketing program spend on Lovaza. General and administrative expense remained consistent during each quarter in 2006. The increase in general and administrative expense in the quarter ended March 31, 2007 was primarily due to an increase in stock-based compensation expense and the increase in the quarter ended June 30, 2007 was due to charges of $21.4 million related to a separation agreement with our former Chairman. Amortization of intangible assets has remained consistent for the periods presented. Research and development expense has increased consistently over the periods presented primarily due to increased spending on development projects related to Lovaza.

Interest expense

          The increase in interest expense for the quarters ended September 30, 2006 and March 31, 2007 was due to charges of $7.6 million and $6.9 million, respectively, related to the repayment of our long-term debt.

Interest income

          The consistent increase in interest income is due to higher average cash balances on-hand.

Income tax provision

          The increase in the income tax provision in 2007 was primarily due to the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes on January 1, 2007, which resulted in the recognition of interest and penalties related to unrecognized tax benefits in income tax expense. We also recorded increased federal and state tax expenses in 2007.

Discontinued operations

          The income (loss) from discontinued operations for all periods presented was generated from our Antara product line, which we divested in the third quarter of 2006 for proceeds of $78.0 million plus $4.4 million for the carrying value of Antara inventory and samples on-hand as of the closing date. We recognized a gain on sale of $74.7 million.

Cumulative effect of accounting change

          Upon the adoption of Statement of Financial Accounting Standards No. 123, Share-Based Payment (revised 2004) on January 1, 2006, we recorded a charge and related liability of $4.4 million, which was equal to the fair value of the vested portion of outstanding cash-settled stock appreciation rights as of such date.

          Our quarterly results of operations have varied in the past and are likely to do so again in the future. As such, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance.

Liquidity and Capital Resources

          Since our inception in August 1999, we have financed our operations primarily through sales of preferred equity interests and various forms of debt. We have received a total of $574.1 million from private equity offerings and $665.7 million from the issuance of debt. As of June 30, 2007, there was outstanding principal on long-term debt of $214.5 million.

          We generated net income of $65.1 million in the twelve months ended December 31, 2006, which includes a $74.7 million gain recognized upon the sale of our Antara product, $7.7 million in costs related to the early repayment of our indebtedness and a $4.4 million cumulative effect charge related to the adoption of SFAS 123R. We incurred a net loss of $21.8 million in the six months ended June 30, 2007, which includes $6.9 million in costs related to the refinancing of our outstanding indebtedness in March 2007 and $21.4 million in charges related to a separation agreement with our former Chairman in June 2007. As of June 30, 2007, we had an accumulated deficit of $867.1 million.

          As of December 31, 2006, our principal sources of liquidity consisted of $46.0 million in unrestricted cash and cash equivalents, up to $25.0 million available for borrowing under a revolving credit facility and an additional $17.0 million available for borrowing under a third-lien term loan.

          As of June 30, 2007, our principal sources of liquidity consisted of $152.6 million in unrestricted cash and cash equivalents and up to $40.0 million available for borrowing under a revolving credit facility, of which $28.0 million was available for borrowing at June 30, 2007.

          Our management believes that our existing capital resources, including amounts available for borrowing under our revolving credit facility, will be sufficient to maintain and grow our current operations. Our longer-term liquidity and capital requirements will depend upon numerous factors, including our operating performance, significant economic, regulatory, product supply and competitive uncertainties in addition to the cost to license or acquire new products or product development candidates, changes in the size of our sales team and related infrastructure and the conduct of clinical trials in support of development projects. If required, we may raise additional funds through public or private debt or equity financings or other arrangements. There can be no assurance that these arrangements will be available on terms acceptable to us, if at all, or that these arrangements will not be dilutive to our stockholders.

Summary of Cash Flows

	Twelve Months Ended December 31,			Six Months Ended June 30,
	2004	2005	2006	2006	2007
	(in millions)			(unaudited)
Cash (used in) provided by:
Operating activities	$(117.9)	$(107.6)	$3.1	$(7.7)	$9.6
Investing activities	(20.3)	5.9	81.9	(0.4)	—
Financing activities	101.9	69.1	(64.8)	3.4	97.1
Net increase (decrease) in cash and cash equivalents	(36.4)	(32.6)	20.2	(4.7)	106.7

          Cash (used in) provided by operating activities was $(117.9) million, $(107.6) million and $3.1 million in the twelve months ended December 31, 2004, 2005 and 2006, respectively. Cash used in operating activities during the year ended December 31, 2004 was primarily the result of a net loss of $106.2 million. Cash used in operating activities during the year ended December 31, 2005 was primarily the result of a net loss of $131.2 million partially offset by an increase in accrued liabilities of $16.8 million and an increase in other long-term liabilities of $7.7 million. Cash provided by operating activities during the twelve months ended December 31, 2006 was primarily the result of a net loss from continuing operations of $18.3 million more than offset by the add-back of the amortization of intangible assets.

          Cash (used in) provided by operating activities was $(7.7) million and $9.6 million in the six months ended June 30, 2006 and 2007, respectively. Cash used in operating activities during the six months ended June 30, 2006 was primarily the result of a net loss of $20.6 million and an increase in accounts receivable of $13.6 million, partially offset by the add back of $23.6 million of various non-cash charges. Cash provided by operating activities during the six months ended June 30, 2007 was primarily the result of a net loss of $21.8 million and $24.5 million of cash used to build inventories of Lovaza, partially offset by the add back of $44.2 million of various non-cash charges and an increase in accrued expenses of $12.9 million.

          Cash (used in) provided by investing activities was $(20.3) million, $5.9 million and $81.9 million in the twelve months ended December 31, 2004, 2005 and 2006, respectively. Cash used in investing activities during the year ended December 31, 2004 was the result of milestone payments for Lovaza and Antara of $15.0 million and $0.5 million, respectively, as well as capital expenditures of $4.8 million to support our new sales training center, computer software upgrades and the transfer of manufacturing of DynaCirc CR from Novartis to Patheon. Cash provided by investing activities during the twelve months ended December 31, 2005 was primarily from the $15.9 million received from the sale of the Axid OS product line, partially offset by a $6.0 million payment to buy out the minimum royalty owed to Eli Lilly and Company with respect to Axid OS and $3.3 million of capital expenditures. Cash provided by investing activities during the twelve months ended December 31, 2006 was primarily from the proceeds from the sale of the Antara product line of $82.4 million partially offset by capital expenditures of $0.5 million.

          Cash used in investing activities was $0.4 million and approximately zero in the six months ended June 30, 2006 and 2007, respectively. Cash used in investing activities during the six months ended June 30, 2006 was for capital expenditures.

          Cash provided by (used in) financing activities was $101.9 million, $69.1 million and $(64.8) million in the twelve months ended December 31, 2004, 2005 and 2006, respectively. Cash provided by financing activities during the year ended December 31, 2005 was primarily from the $170.0 million in gross proceeds received from the three secured term loan credit facilities entered into as of April 13, 2005, offset by the payment of (1) $0.9 million of the outstanding principal on the three secured term loan credit facilities, (2) the $95.0 million term loan entered into in September 2004 and (3) $1.1 million of outstanding borrowings under the revolving credit facility. In addition, we incurred $4.4 million of debt issuance costs in obtaining the three secured term loan credit facilities. Cash used in financing activities during the twelve months ended December 31, 2006 was primarily for the repayment of $68.8 million of the outstanding principal on the secured term loan credit facilities and the repayment of $8.7 million of outstanding borrowings under the revolving credit facility partially offset by $12.6 million in proceeds from additional borrowings under the third-lien term loan.

          Cash provided by financing activities was $3.4 million and $97.1 million in the six months ended June 30, 2006 and 2007, respectively. Cash provided by financing activities during the six months ended June 30, 2006 was primarily from $12.6 million in proceeds from additional borrowings under the third-lien term loan, partially offset by the repayment of $8.7 million of outstanding borrowings under the revolving credit facility and the repayment of $0.6 million of the outstanding principal on the secured term loan credit facilities. Cash provided by financing activities during the six months ended June 30, 2007 was primarily from the gross proceeds of $215.0 million borrowed under the term loan credit facility entered into on March 9, 2007 partially offset by debt issuance costs of $4.7 million and the repayment of outstanding principal on the first-lien term loan of $112.9 million.

Credit Facilities

          As of December 31, 2006 and June 30, 2007, our total debt outstanding consisted of the amounts set forth in the following table ($ in millions):

	December 31, 2006	June 30, 2007
Short-term borrowings and current portion of long-term debt:
Current portion of 2007 Term Loan	$—	$2.2
Current portion of First-Lien Term Loan	1.2	—

Total current debt	1.2	2.2
Long-term debt, less current portion
2007 Term Loan	—	212.3
First-Lien Term Loan	111.7	—

Total long-term debt, less current portion	111.7	212.3

Total outstanding indebtedness	112.9	214.5

Less unamortized debt discount — Third-Lien Term Loan	(1.4)	—

Carrying amount of outstanding debt	$111.5	$214.5

          We entered into three secured term loan credit facilities on April 13, 2005, secured by liens on substantially all of our assets: (1) a $120.0 million syndicated first-lien term loan with Goldman Sachs Credit Partners L.P., as lead arranger, sole book-runner, syndication agent and a lender, The Bank of New York, as administrative agent and collateral agent, and various lenders, with $120.0 million outstanding, accruing interest, at our option, at either the greater of the prime rate or the federal funds effective rate plus 0.5% plus 8.50% (subject to adjustment) or LIBOR plus 9.50% (subject to adjustment) per annum, and having a final maturity date of December 31, 2008; (2) a $30.0 million syndicated second-lien term loan with Silver Point Finance, LLC, as administrative agent and collateral agent, and various lenders, with $30.0 million outstanding, accruing interest at a fixed rate equal to 17% per annum compounded quarterly, all of which interest was due at final maturity and having a final maturity date of December 31, 2008; and (3) a third-lien term loan in an amount up to $49.6 million with certain of our existing stockholders as lenders, certain other lenders and Orchard First Source Capital, Inc., as administrative agent and collateral agent, accruing interest at a rate equal to 19% per annum consisting of 14% per annum compounded quarterly which was due in cash at the final maturity date of December 30, 2008 and additional compensation via warrants, cash or both to produce a target return of 19% per annum.

          The proceeds from borrowings under the April 2005 credit facilities were used to repay and terminate a $95.0 million term loan incurred in September 2004.

          We also issued to the lenders under the third-lien term loan, pro rata in accordance with their respective commitments, detachable warrants to purchase 620,313 shares of our common stock. The warrants are exercisable at $20.00 per share at any time on or prior to the tenth anniversary of the closing date of the third-lien term loan.

          On August 22, 2006, we utilized the proceeds received from the divestiture of Antara, less certain allowable holdbacks, to repay in full all amounts outstanding under the second-lien and third-lien term loans and prepaid a portion of the outstanding principal on the first-lien term loan. As a result of the prepayment of these amounts, we incurred a prepayment penalty of 4% on the amounts repaid. Additionally, the amount available for future borrowing under the third-lien term loan was reduced to $17.0 million.

          On March 9, 2007, we entered into a credit and guaranty agreement with Goldman Sachs Credit Partners L.P., as lender, administrative agent, syndication agent and collateral agent. The credit and guaranty agreement provides for a term loan in a principal amount not to exceed $215.0 million, of which $170.0 million was borrowed at closing and $45.0 million which was borrowed on June 5, 2007. Following the closing, Goldman Sachs Credit Partners L.P. assigned all of its interest in the term loan to other lenders. The term loan matures on March 31, 2012 and is secured by a first priority security interest in substantially all of our assets, with the exception of our accounts receivable and related assets, in which Merrill Lynch Capital (MLC) maintains a first priority security interest under the revolving credit facility (and on which the term loan lenders have a second priority security interest). At closing, a substantial portion of the proceeds from the term loan were used to repay the outstanding indebtedness, all accrued and unpaid interest and the related prepayment penalty under the first-lien term loan as well as all transaction fees and expenses associated with securing the credit and guaranty agreement. Additionally, the $17.0 million of undrawn commitments under the third-lien term loan were terminated. The excess proceeds from the new term loan will be used for working capital and other general corporate purposes.

          Beginning on June 30, 2007, we are required to make quarterly principal payments equal to 0.25% of the total amount borrowed. We have the option to select the interest rate to be applied against its unpaid balance or a portion thereof based on either (i) LIBOR, adjusted for reserves, if any, plus 3.25% per annum or (ii) the greater of the prime rate or the federal funds effective rate plus 0.5% plus 2.25% per annum. As of June 30, 2007, the Company has elected to pay interest based on the LIBOR rate (8.61%, including the spread, as of June 30, 2007).

          Should we voluntarily prepay the term loan, or a portion thereof, any time prior to the first anniversary of the closing, with the proceeds of new term loans having interest rate spreads that are lower than the interest rate spreads in the term loan, we shall pay to the lenders a call premium equal to 1% of the principal amount prepaid. Prepayments made subsequent to the first anniversary of the closing through the termination of the term loan shall not be subject to any call premiums.

          The credit and guaranty agreement also required that within 90 days of closing, we enter into one or more interest rate swaps or other hedging arrangements so that at least 40% of our aggregate principal amount of outstanding indebtedness are subject to a fixed interest rate to protect against exposure to interest rate fluctuations.

          Effective June 7, 2007 we entered into six separate interest rate swap transactions with Goldman Sachs Capital Markets, L.P. having an aggregate notional value of $190.0 million. Pursuant to the interest rate swap agreements, we pay a fixed interest rate of 5.40% per annum with respect to swaps having an aggregate notional value of $100.0 million and pay a fixed interest rate of 5.415% per annum with respect to the remainder of the swaps and receive a LIBOR-based floating rate. Interest rate swaps with an aggregate notional value of $100.0 million mature on December 9, 2007 and the remainder of the swap agreements mature on March 31, 2012. As of June 30, 2007, the fixed interest rate coverage was 89% of our outstanding debt.

          The credit and guaranty agreement requires us to maintain compliance with certain financial and non-financial covenants. The agreement also contains additional covenants including limitations with respect to the incurrence of additional debt, investments, guarantees, the making of restricted payments, mergers and acquisitions, sales of assets, sales and lease-backs and transactions with affiliates. At June 30, 2007, we were in compliance with all covenants under the credit and guaranty agreement.

          We entered into a $25.0 million syndicated revolving credit facility with MLC, as agent and lender (and other lenders from time to time), on August 19, 2004, secured by a lien on our accounts receivable and proceeds therefrom. On March 9, 2007, we and MLC agreed to amend the revolving credit facility. The amendment extended the termination date for the facility to March 31, 2012 and increased the maximum amount available for borrowing to $40.0 million, subject to available collateral. Additionally, the amendment reduced the interest rate on the revolving credit facility to one-month LIBOR plus 2.25% per annum, payable on a monthly basis, and reduced the unused line fee to 0.42% per annum. As of December 31, 2006 and June 30, 2007 there were no amounts outstanding under the revolving credit facility, and $25.0 million and $28.0 million available for borrowing, respectively. As of December 31, 2006 and June 30, 2007 we were in compliance with the financial covenants contained in the revolving credit facility.

          In the event that we permanently prepay the revolving credit facility in full and terminate the revolving credit facility or MLC terminates the revolving credit facility after the occurrence of an event of default, we will be obligated to pay MLC a deferred commitment fee of $0.4 million if the revolving credit facility is terminated prior to March 8, 2008 or $0.2 million if the revolving credit facility is terminated between March 9, 2008 and September 8, 2008. No amounts will be payable if we voluntarily prepay the revolving credit facility in full or if MLC terminates the revolving credit facility due to, and during the continuance of, an event of default after September 8, 2008. In the event that MLC exercises its right to implement reserves or new eligibility criteria not specifically provided for in the revolving credit facility and the effect of the implementation of such reserves or new eligibility criteria is to reduce the amount available for borrowing by more than 20% in comparison to the amount available for borrowing without the effect of such reserves or new eligibility criteria, we will be permitted to voluntarily and permanently prepay and terminate the revolving credit facility in full without incurring any fees.

Summary Disclosures about Contractual Obligations

          The following table reflects a summary of our contractual obligations at June 30, 2007 (in millions):

	Total	Remainder of 2007	2008	2009	2010	2011	2012
Contractual Obligations:
Long-term debt(1)	$299.1	$10.3	$19.9	$19.6	$19.5	$19.5	$210.3
Operating leases(2)	13.2	1.9	3.3	3.1	3.1	1.8	—
Stand-by letter of credit(3)	2.0	2.0	—	—	—	—	—

Total	$314.3	$14.2	$23.2	$22.7	$22.6	$21.3	$210.3

(1)
In March 2007, we entered into a credit and guaranty agreement that provided for a term loan in a principal amount not to exceed $215.0 million, of which $170.0 million was borrowed at closing and $45.0 million which was borrowed on June 5, 2007. The term loan matures on March 31, 2012. The amounts in the table include the estimated interest payable on these loans using the interest rates currently in effect on our variable interest rate debt, which is described above under "Credit Facilities."

(2)
We lease office space, vehicles, office equipment and other assets used in the operation of the business under operating leases.

(3)
In 2003, we entered into a letter of credit arrangement in which a bank issued a letter of credit in the amount of $2.0 million in favor of our landlord.

          In addition to the aggregate minimum commitments noted above, we have various contractual arrangements and purchase commitments totaling approximately $68.0 million for (a) trade products and samples, (b) arrangements with pharmaceutical product development companies, clinical research organizations and other research service providers to design formulations and perform and service clinical trials with respect to both compounds under development and approved products and (c) marketing services, other sales and marketing and general and administrative services. Certain of these commitments may be cancelled at our discretion at no cost to us. We are also contractually obligated to pay up to $35.0 million over time upon the achievement of specific milestones for certain clinical research and development programs.

          Pursuant to our licensing and supply agreement with Pronova, we are obligated to purchase minimum quantities of inventory from Pronova during the twelve month period following the first commercial sale of Lovaza and each twelve month period thereafter. Such quantities amount to $3.0 million in year one, $9.5 million in year two, $15.0 million in year three and each year thereafter until 2014 and $6.0 million in years beyond 2014. We began shipping Lovaza on September 14, 2005 and as such, the first commercialization year commenced at that time. We purchased inventory quantities sufficient to cover the minimum purchase requirement for commercialization year one.

          The Company adopted the provisions of FIN 48, on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized a $2.6 million liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 accumulated deficit. The balance consists of tax positions for which the ultimate deductibility is uncertain and therefore the disallowance of such positions would negatively affect the annual effective rate and would result in a cash payment. We are currently unable to make reasonable estimate of the period of cash settlement with the respective taxing authorities for these liabilities.

Off-Balance Sheet Entities

          As of December 31, 2006 and June 30, 2007, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosure About Market Risk

          Our exposure to market risk is confined to our cash and cash equivalents. We invest in high-quality, highly liquid financial instruments, primarily money market funds, with original maturities of six months or less, which we believe are subject to limited credit risk. Due to the short-term nature of our investments, we do not believe that we have any material exposure to interest rate risk arising from our investments.

          We are exposed to interest rate risk primarily through our borrowing activities, which are described in Note 9 of the June 30, 2007 interim consolidated financial statements included elsewhere in this prospectus. Our borrowings under the revolving facility and term loan are subject to variable rate interest. Pursuant to the credit and guaranty agreement entered into on March 9, 2007, we were required, within 90 days of closing, to enter into one or more interest rate swaps or other hedging arrangements so that at least 40% of our aggregate principal amount of outstanding indebtedness is subject to a fixed interest rate to protect against exposure to interest rate fluctuations. Effective June 7, 2007 we entered into six separate interest rate swap transactions with Goldman Sachs Capital Markets, L.P. having an aggregate notional value of $190.0 million. Pursuant to the interest rate swap agreements, we pay a fixed interest rate of 5.40% per annum with respect to swaps having an aggregate notional value of $100.0 million and pay a fixed interest rate of 5.415% per annum with respect to the remainder of the swaps and receive a LIBOR-based floating rate. Interest rate swaps with an aggregate notional value of $100.0 million mature on December 9, 2007 and the remainder of the swap agreements mature on March 31, 2012. As of June 30, 2007 the fixed interest rate coverage was 89% of our outstanding debt. In March 2007, we terminated two interest rate swap agreements associated with the first-lien term loan with an aggregate notional amount of $58.0 million, resulting in a gain of $0.3 million, which is included in interest expense for the six months ended June 30, 2007.

          As of June 30, 2007, we had floating rate debt totaling $214.5 million, all consisting of borrowings under our term loan. If interest rates were to increase or decrease by one percentage point, the annual interest expense on our debt would increase or decrease by approximately $2.1 million. However, as a result of the aforementioned interest rate swap agreements, we have in effect converted 89% of our floating rate debt to fixed rate debt. The impact of a change in interest rates on our debt hedged by the swaps would be offset by the impact of the change in the interest rates on our swaps.

          Most of our transactions are conducted in U.S. dollars, although we do have some development and commercialization agreements with vendors located outside the United States. Transactions under certain of these agreements are conducted in United States dollars, subject to adjustment based on significant fluctuations in currency exchange rates. Transactions under certain other of these agreements are conducted in the local foreign currency. The API for Lovaza is purchased pursuant to a contractual arrangement with Pronova and our purchase price is subject to adjustment based on changes in the Norwegian consumer price index and the year over year change in the average weighted month end price of fish oil in the Norwegian markets. For the year ended December 31, 2006 and the six months ended June 30, 2007, a 10% change in the cost of the API for Lovaza would increase or decrease our cost of sales by approximately $2.7 million and $2.4 million, respectively.

          A significant portion of our sales are to wholesalers in the pharmaceutical industry. We continuously monitor the creditworthiness of customers to whom we grant credit, and we have not experienced significant credit losses. Our top three customers accounted for 74%, 78%, 83%, 83% and 83% of gross product sales for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007, respectively, and 74%, 84% and 85% of the gross accounts receivable balance as of December 31, 2005 and 2006 and June 30, 2007, respectively. Our largest customer accounted for 31%, 40%, 39%, 38% and 40% of gross product sales for the years ended December 31, 2004, 2005 and 2006 and the six months ended June 30, 2006 and 2007, respectively, and 44%, 44% and 45% of the gross accounts receivable balance as of December 31, 2005 and 2006 and June 30, 2007, respectively.

Recent Accounting Pronouncements

          In February 2007, FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which permits an entity to measure certain financial assets and financial liabilities at fair value. This statement is effective for the first fiscal year beginning after November 15, 2007. The adoption of this accounting pronouncement is not expected to have a material effect on our consolidated financial statements.

          In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007. The adoption of this accounting pronouncement is not expected to have a material effect on our consolidated financial statements.

BUSINESS

Overview

          We are a rapidly growing pharmaceutical company that specializes in the development, commercialization and marketing of prescription therapeutic products. We currently market four cardiovascular products in the United States, including our lead product Lovaza (formerly marketed as Omacor). Lovaza is the only omega-3 product approved by the FDA for the treatment of very high triglycerides. Very high triglycerides have been linked to pancreatitis, atherosclerosis, coronary heart disease, stroke and other diseases, according to reports issued by the National Institutes of Health as well as various articles in medical journals, including JAMA and the Journal of the American College of Cardiology. In addition to Lovaza, we market Rythmol SR, an anti-arrhythmic, and DynaCirc CR and InnoPran XL, each of which is an anti-hypertensive.

          In 2006, our revenues were $367.5 million and our net product sales were $312.6 million, representing an increase of 67% and 132%, respectively, over 2005. In 2006, our net income was $65.1 million (which includes a $74.7 million gain recognized upon the sale of our Antara product, $7.7 million in costs related to the early repayment of indebtedness and a $4.4 million cumulative effect charge related to the adoption of SFAS 123R). For the six months ended June 30, 2007, our revenues were $230.0 million and our net product sales were $217.2 million, representing an increase of 47% and 65%, respectively, over the six months ended June 30, 2006. Our net loss for the six months ended June 30, 2007 was $21.8 million (which includes $6.9 million in costs related to the refinancing of our debt and $21.4 million in charges related to a separation agreement with our former Chairman), compared with a net loss of $20.6 million for the same period in 2006. In 2006, our net product sales of Lovaza were $154.2 million. For the six months ended June 30, 2007, net product sales of Lovaza were $127.5 million, representing a 126% increase over the same period in 2006.

          Our commercial infrastructure includes integrated sales and marketing, product development and acquisition and in-licensing expertise. We believe our sales and marketing team has the ability and capacity to drive substantially higher revenues. As of June 30, 2007, we employed approximately 875 sales and marketing professionals. Our sales and marketing efforts are focused on effectively promoting our products to targeted primary care and specialty physicians, as well as selected hospitals and academic centers in the United States. We believe that our sales and marketing team's knowledge and expertise with respect to the dyslipidemic, anti-arrhythmic and anti-hypertensive therapeutic categories are important competitive advantages. Our product development team, which consists of approximately 30 professionals, has gained FDA approval for a number of new products and is currently working on clinical trials in support of expanded indications and new uses for our products. Reliant has in-licensed or acquired all of its currently marketed products. Our business development team is actively pursuing both strategic acquisitions and in-licensing opportunities to augment our growth, maximize the value of our commercial infrastructure and further diversify our product portfolio.

          The costs of cardiovascular disease in the United States are substantial, with combined direct and indirect costs estimated at $431.8 billion in 2007, according to an article in Circulation published by the American Heart Association on April 19, 2007. The cardiovascular market is the largest therapeutic category in the United States in terms of both prescriptions and sales dollars. According to National Sales Perspective published by IMS Health, in 2006, total U.S. cardiovascular pharmaceutical sales were approximately $43.7 billion, up 8% over the previous year. According to data presented in National Sales Prospective, this market has been growing approximately 8% per annum since 2004. Within the broader cardiovascular market, U.S. pharmaceutical sales in the NSD market segment were $2.2 billion in 2006, an increase of 28% over the previous year, according to and based upon data published by IMS Health. This market segment has grown at a compound annual growth rate of 31% since 2002 according to and based upon data published by IMS Health.

We believe increased focus on the health implications of lipid parameters, other than LDL, including triglycerides, will continue to drive growth in the NSD market segment.

Our Strategy

          In order to build upon our growth and maximize profitability, we intend to:

  •
  Maximize the value of Lovaza and Rythmol SR.    A key element of our strategy is to capitalize on the successful launch of Lovaza and continue to grow the approximately 11% market share in new prescriptions we have achieved in the NSD market segment as of June 30, 2007, according to data published by IMS Health. Since its commercial launch in 2005, Lovaza has experienced strong sales and prescription growth resulting in net product sales of $154.2 million and $127.5 million in 2006 and the six months ended June 30, 2007, respectively. Lovaza is unique in the market as the only FDA-approved omega-3 acid ethyl ester product indicated for the treatment of very high triglycerides in adult patients as an adjunct to diet. We believe we can further increase the penetration of Lovaza in the very high triglyceride population by continually refining the focus of our sales and promotional efforts to achieve an increase in the number of physicians prescribing Lovaza and prescriptions written by prescribing physicians. As of June 30, 2007, there were approximately 200,000 patients taking Lovaza and there are approximately five million U.S. adults with very high triglycerides, the condition for which the product is currently indicated, according to an article published in JAMA in 2002.

    Our strategy is also focused on driving increased sales of Rythmol SR. In 2006 and the six months ended June 30, 2007, net product sales for Rythmol SR were approximately $68.8 million and $43.1 million, respectively, representing a 47% and 41% increase over net product sales in 2005 and the six months ended June 30, 2006. Rythmol SR is the only branded first-line therapy under the ACC/AHA/ESC Guidelines indicated for the treatment of atrial fibrillation in patients without structural heart disease. Our strategy includes achieving increased prescription demand for Rythmol SR by enhancing medical education programs, continuing our patient assistance co-pay program and intensively promoting to electrophysiologists and select specialty cardiologists.

  •
  Pursue an expanded label indication and clinical development of Lovaza.    We are pursuing an additional indication for the treatment of patients with mixed dyslipidemia concurrently taking a statin. We believe that this additional indication may significantly increase the size of the market for Lovaza, depending upon the scope of any indication ultimately approved, if any. According to data published by IMS Health, we believe that there are approximately 23 million adults in the United States on statin therapy. The number of these patients eligible for treatment with Lovaza concurrently with a statin would depend upon the indication ultimately approved. We are also pursuing a number of other research and development initiatives involving Lovaza, including a fixed dosed combination product that will contain both Lovaza and an FDA-approved statin. We are also pursuing an additional indication in a symptomatic paroxysmal atrial fibrillation patient population. In addition, we are evaluating a number of earlier-stage programs in other therapeutic areas.

  •
  Build our product portfolio through targeted business development efforts.    We intend to actively pursue strategic acquisitions and in-licensing opportunities to augment our growth, capitalize upon our operating leverage and to further diversify our product portfolio. We believe that attractive market opportunities exist to acquire or in-license:

  •
  relatively smaller presently marketed FDA-approved pharmaceutical products or late-stage product candidates (with annual sales potential of approximately $100 million), which we do not believe reach the minimum product size thresholds of many major pharmaceutical companies. We believe such products will allow us to capitalize upon the operating leverage inherent in our business model through better utilization of the capacity presently existing in our primary care sales team;

    •
    a major primary care product (with annual sales potential of greater than $500 million). Our goal is for such a product to be a major growth driver; and

    •
    FDA-approved specialty pharmaceutical products or mid- to late-stage product candidates (with annual sales potential of approximately $100 million) that can be marketed by a specialty sales team of 100 members or less. Such a product may require us to expand our current sales team and its capabilities or form a wholly new specialty sales team.

    We believe that we have the ability to identify and consummate acquisition and in-licensing opportunities as a result of our extensive industry expertise and relationships and available capital, including the funds raised from this offering. In particular, with respect to in-licensing opportunities, we believe that our management's operating experience, coupled with our product development capabilities, sales and marketing infrastructure, track record in the primary care and specialty physician markets and lack of competition with internal development programs positions us as an attractive partner. While we have identified a number of potential pharmaceuticals products or product candidates that we believe may meet our criteria described above, we are only in the initial stages of analyzing and conducting due diligence of possible products and product candidates. No negotiation is ongoing with respect to any product or product candidate and no decision has been made to pursue the acquisition or in-licensing of such potential products or product candidates. To the extent viable opportunities are identified and pursued, we may not be successful in acquiring or in-licensing the rights to such products or product candidates on terms we find acceptable, or at all.

  •
  Improve our operating efficiency to drive profitability    Following the launch of Lovaza in October 2005, we restructured our sales team to focus on the promotion and growth of our brands Lovaza and Rythmol SR. Since the second quarter of 2006, we have achieved positive cash flow. As we execute on our business strategy to leverage our sales and marketing infrastructure, to pursue development of expanded and additional label indications for Lovaza and to acquire or in-license strategic products and product candidates, we believe our operating efficiencies will continue to improve and that we will have the potential to achieve profitable growth.

Our Principal Product Portfolio

          The following table contains information about our principal products:

	Lovaza	Rythmol SR	DynaCirc CR	InnoPran XL
Therapeutic Use	Very high triglycerides (hypertriglyceridemia)	Irregular heart rhythms (arrhythmia)	High blood pressure (hypertension)	High blood pressure (hypertension)
Acquisition and/or Approval	Acquired U.S. rights from Pronova in August 2004; approved by FDA in November 2004	Acquired U.S. rights from Abbott in December 2003	Licensed U.S. rights from Novartis in July 2000 and acquired these rights in March 2003	Internally developed using a proprietary drug release system, the global rights to which were licensed from Eurand in January 2000; approved by FDA in March 2003
Last Patent Expiration(1)	August 2018	October 2014	November 2008	October 2021
Reliant Promotional Launch Date	October 2005	February 2004	July 2000	January 2004
2006 Net Product Sales	$154 million	$69 million	$67 million	$14 million
Net Product Sales For the Six Month Period Ending June 30, 2007	$128 million	$43 million	$35 million	$9 million
Sales Team Effort	Approximately 600 representatives in first position(2) to primary care physicians	Approximately 75 representatives in first position to electrophysiologists and select specialty cardiologists	Approximately 600 representatives in second position(3) to primary care physicians	None
Competing Products	TriCor® Niaspan®	Propafenone (generic) Flecainide (generic) Amiodarone (generic)	Norvasc® Amlodipine (generic to Norvasc)	Toprol XL® Inderal LA® Propanolol LA (generic to Inderal LA)

(1)
For additional information regarding the expiration of patent protection of our products, see "— Existing Patents and Patent Applications, Trademarks and Trademark Applications."

(2)
Promoting a product in the first position means that the product is the first or only product discussed with the physician by the sales representative on a sales call.

(3)
Promoting a product in the second position means that the product is the second product discussed with a physician by a sales representative on a sales call.

Lovaza

          Product Overview.    Lovaza is the only FDA-approved omega-3 product indicated for the treatment of very high triglycerides. Specifically, Lovaza is a highly purified and distilled formulation of the ethyl esters of a range of omega-3 acids, predominantly a combination of ethyl esters of eicosapentaenoic acid (EPA) of approximately 465 mg and docosahexaenoic acid (DHA) of approximately 375 mg. The API is manufactured by Pronova using a unique and complex process that yields extracts of omega-3 acid ethyl esters with in excess of 90% purity levels and an absence of contaminants. Lovaza is protected by patents, the last of which expires in August 2018, and has FDA-granted marketing exclusivity in the United States under the Hatch-Waxman Act into November 2009.

          We commercially launched Lovaza in October 2005 under the brand name Omacor. At the FDA's request, we changed the name of Omacor to Lovaza effective August 1, 2007 in order to address potential name confusion between Omacor and Amicar, a drug which blocks the breakdown of blood clots in the treatment of severe bleeding.

          Lovaza targets the approximately five million adults in the United States with very high triglycerides. Through June 30, 2007, we have recorded cumulative net product sales of Lovaza of approximately $301.1 million. For the six months ended June 30, 2007, net product sales of Lovaza were $127.5 million, representing a 126% increase over the same period in 2006. Within the NSD market segment, Lovaza has experienced a significant expansion of its market share. Within the NSD market segment, as of June 30, 2007, according to IMS NPA Market Dynamics presented by IMS Health, Lovaza had approximately a 19% share of patients new to therapy, an 11% share of new prescriptions and a 9% share of total prescriptions, compared with a 13% share of patients new to therapy, a 7% share of new prescriptions and a 5% share of total prescriptions as of June 30, 2006.

          According to National Sales Perspective published by IMS Health, in 2006, total U.S. sales in the NSD market segment were approximately $2.2 billion, representing a 28% increase from 2005. According to IMS Health total prescriptions for non-statin dyslipidemic products grew 14% in 2006 compared to 2005. In 2006, our net product sales of Lovaza were $154.2 million. According to and based upon data from IMS Health, for the six months ended June 30, 2007, net product sales of non-statin dyslipidemic products were approximately $1.3 billion, representing a 21% growth in net product sales of non-statin dyslipidemic products over the six months ended June 30, 2006.

          Product Background.    Pronova developed Lovaza through a unique and complex process yielding highly pure extracts of EPA and DHA. We entered into an exclusive license and supply agreement with Pronova in August 2004 for the U.S. rights to Lovaza.

  Product Differentiation.

          Lovaza has an excellent efficacy, safety and tolerability profile without the clinically significant side effects often seen with other triglyceride-lowering prescription products. For adult patients with very high triglycerides, studies in support of our FDA-approved indication demonstrated that Lovaza provides a clinically significant 45% reduction in triglycerides and a 9% increase in HDL-C. The following table illustrates the principal differences in label warnings between Lovaza and other triglyceride-lowering prescription product classes:

Product	Label Warnings
Fibrates	• Abnormal liver function; rhabdomyolysis
Niacin-based	• Abnormal liver function; rhabdomyolysis
Statins	• Abnormal liver function; rhabdomyolysis
Lovaza	• None(1)

(1)
The most common adverse events reported in clinical studies were eructation (burping), infection, flu syndrome, dyspepsia (chronic or recurrent pain or discomfort centered in the upper abdomen), taste perversion, back pain and rash.

          According to a paper published in the Current Medical Research and Opinion journal, Lovaza is readily differentiated from nutritional and dietary supplements. Lovaza is a prescription drug and is subject to the rigorous regulatory requirements of the FDA. Drugs, like Lovaza, are subject to extensive pre-and post-market regulation by the FDA, including regulations that govern the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, advertising and promotion of such products. Importantly, a new drug or dosage form cannot be marketed in the U.S. unless the FDA determines, through approval of an NDA, that it is safe and effective for its intended use. NDA approval of a new drug requires extensive clinical and preclinical data and a preapproval inspection of the manufacturing process. FDA also regulates dietary supplements, but they are not subject to the same pre-and post-market requirements as drugs. FDA does not require premarket review and approval of dietary supplements or premarket inspection of their manufacturing processes. Manufacturers of dietary supplements generally are not required to submit any information to the FDA regarding the safety or effectiveness of any of their dietary supplements comprised of existing dietary ingredients. Based on suggestive but not conclusive scientific evidence that a dietary ingredient may have health benefits, FDA may permit products containing that ingredient to carry a limited health claim. Lovaza is the only FDA-approved omega-3 product for the treatment of very high triglycerides and consists of omega-3 acid ethyl esters with in excess of 90% purity levels. Lovaza's multi-step refinement process consistently removes environmental toxins, such as mercury and PCBs, from the product. The following table illustrates the principal differences between Lovaza and the omega-3 products available in the nutritional and dietary supplement category:

Differentiation	Lovaza	Nutritional/Dietary Supplements
Purity (percentage of omega-3 acid ethyl esters)	• In excess of 90%	• Varies
Manufacturing	• FDA approved manufacturing process which ensures purity, stability, batch-to-batch consistency, and reliability	• No pre-production approval of manufacturing facility or process required
Demonstrated Efficacy and Safety	• Proven in rigorous FDA qualified clinical trials	• Qualified health claim (Qhc) based on suggestive, but not conclusive, scientific evidence
Indication	• FDA approved for treatment of very high triglycerides (500 mg/dL and greater) in adult patients as an adjunct to diet	• (Qhc): Consumption of omega-3 fatty acids may reduce the risk of coronary heart disease
Dose	• Four one gram capsules per day demonstrated to be effective for treatment of very high triglycerides (500 mg/dL and greater) in adult patients	• Specified effective dosage recommendation not supported by clinical evidence
Disease Management	• Physician prescribed and intake managed	• Self prescribed and managed
Reimbursement	• Managed care Tier 2(1) access at approximately 60% with average co payment of approximately $30 as of June 30, 2007	• None

(1)
Tier 2 is a term used to reflect preferred status on a managed care formulary. Specifically, it refers to preferred branded pharmaceutical products, and typically represents the lowest co-pay available for patients with respect to branded products.

          Development Pipeline.    In addition to maximizing the value of Lovaza in its current indication, we are pursuing a number of research and development initiatives in an effort to obtain expanded and additional label indications for Lovaza, including the following:

  •
  Co-administration with a statin:    In November 2004, Lovaza was approved by the FDA for the treatment of very high triglycerides. At the same time, we received an Approvable Letter from, and had subsequent dialogue with, the FDA that clarified the conditions that must be met for Lovaza to be approved as an adjunct to diet for the further reduction of non-HDL-C and triglycerides in adult patients with high triglycerides concurrently taking a statin (a cholesterol-lowering product), and who are at or near LDL-C treatment goal.

    In May 2005, we initiated the COMBOS study. The objective of the COMBOS study was to assess the efficacy of Lovaza 4 grams per day combined with simvastatin 40 mg per day for lowering triglycerides and non-HDL-C levels in subjects with persistent hypertriglyceridemia despite statin therapy. In December 2006, we submitted the results of the COMBOS trial to the FDA. On June 12, 2007, the FDA issued us an Approval Letter permitting the addition of select COMBOS study data within the clinical studies section of the label for Lovaza. Although we did not receive the additional indication for which this data was submitted, the inclusion of this data in our labeling will provide practitioners and patients with additional clinical data on Lovaza.

    In February 2007, we initiated a Phase III study to evaluate the efficacy and safety of the combination of Lovaza and atorvastatin for the treatment of hypertriglyceridemic patients. This is a randomized, double-blind, placebo-controlled, parallel-group, forced titration study of 10 mg, 20 mg, and 40 mg atorvastatin plus 4 g of Lovaza or matching placebo across a 16-week study period. The primary outcome measure is the change in non-high-density lipoprotein cholesterol (non-HDL-C).

    We are continuing to analyze the clinical data and possible clinical studies necessary to obtain an additional indication for the treatment of patients with dyslipidemia concurrently taking a statin. According to an article published by JAMA in 2002, there are approximately 30 million adults in the United States with high or very high triglycerides levels, a meaningful number of whom we believe are also on statin.

    •
    Fixed dose combination with a statin:    We are in the early stages of developing a fixed dose combination product that will contain both Lovaza and an FDA-approved statin. We expect that a fixed dose combination product or the co-administration of Lovaza with a statin, whichever is the first to be approved, would receive three years of marketing exclusivity pursuant to the Hatch-Waxman Act. We have pending patent applications with respect to Lovaza which, if issued, we believe would result in patent protection for this fixed dose combination product formulation. We believe the fixed dose combination product will provide the efficacy of Lovaza and a statin in the same capsule and result in increased convenience and potentially enhanced patient compliance along with improved economic value to patients and payors.

  •
  Atrial fibrillation:    According to an article published in 2001 in the Journal of the American College of Cardiology, atrial fibrillation is the most common arrhythmia encountered in clinical practice, and affects approximately 3 million patients in the United States. Patients with paroxysmal atrial fibrillation (approximately 45% of all patients with atrial fibrillation) are potential candidates for anti-arrhythmic drug therapy. Despite recent treatment advances, atrial fibrillation remains a major cause of morbidity, and currently available anti-arrhythmic drugs are neither as efficacious nor as safe as what would be desirable for the prevention of atrial fibrillation. Based upon the available scientific literature, we believe Lovaza could potentially offer a treatment alternative to the currently marketed anti-arrhythmic drugs for the treatment of atrial fibrillation. As a result, in November 2006 we initiated a Phase III efficacy and safety study to evaluate the effect of Lovaza on the timecourse to symptomatic recurrence of atrial fibrillation in patients with symptomatic paroxysmal atrial fibrillation. This is a randomized, double-blind, placebo-controlled, parallel-group trial involving patients with paroxysmal or persistent symptomatic atrial fibrillation. The primary outcome measure is the time (days) from the first dose of study drug to the first symptomatic recurrence of electrocardiographically-documented atrial fibrillation or atrial flutter.

  •
  Preclinical projects:    We are also evaluating other possible clinical development options with respect to Lovaza.

          Lovaza Promotion.    In October 2005, we commercially launched Lovaza. In 2005, we spent approximately $38 million related to sales and marketing and recognized approximately $19 million in net product sales for Lovaza. From January through July 2006, approximately 425 primary care sales representatives promoted Lovaza in a first position. Following the sale of Antara in August 2006, we applied in total approximately 600 primary care sales representatives to the promotion of Lovaza. The goal of applying the additional representatives was to increase the number of targeted physicians being called upon by our sales team. The number of called upon physicians increased from approximately 55,000 in the third quarter to approximately 82,000 in the fourth quarter of 2006. Following the sale of Antara on August 18, 2006 through December 22, 2006, weekly new prescriptions of Lovaza grew approximately 21% more than the number of new prescriptions expected for such period prior to the sale of Antara.

          As part of our strategy to accelerate the growth of Lovaza prescriptions, we are continually refining the focus of our sales team and promotional efforts to achieve an increase in the number of physicians prescribing Lovaza and prescriptions written by prescribing physicians.

          As discussed above, at the FDA's request, we changed the name of Omacor to Lovaza, in order to address potential name confusion between Omacor and Amicar, a drug which blocks the breakdown of blood clots in the treatment of severe bleeding. On May 23, 2007, the FDA accepted the brand name Lovaza and on May 24, 2007, we filed a trademark application for Lovaza with the United States Patent and Trademark Office. We began to actively market our Omacor product under the brand name Lovaza on August 1, 2007. The FDA permitted us to use a distinct NDC for the newly named product, which allows wholesalers and retailers to sell off existing wholesale and retail inventories of the Omacor-branded product while at the same time selling the product under the Lovaza tradename. In connection with the name change we expect to incur approximately $11 million in incremental costs for the year ended December 31, 2007, the majority of which we expect will be incurred in the second half of the year.

          As of June 30, 2007, Lovaza is covered under third party payor health coverage plans as to 93% of total covered lives and is on Tier 2 with respect to approximately 60% of covered lives.

  Third Party Studies

          We are aware of multiple third-party clinical studies with Lovaza that are ongoing, including studies sponsored by Sanofi-Aventis in pre-/early-diabetic patients at high risk for vascular disease (the ORIGIN study), the University of Oxford in diabetic patients at risk for cardiovascular events (the ASCEND study), and the Gruppo Italiano per lo Studio della Sopravvivenza nell'Infarto Miocardico (GISSI) in patients with symptomatic congestive heart failure (the GISSI-HF study). Each of these studies seeks to test clinical hypotheses that may lead to the identification of additional indications and uses for the product for the treatment of cardiovascular disease for markets outside of the United States. We have exclusive marketing rights for Lovaza in the United States. We do not control the design, administration or data analysis of these trials. Additionally, some of the studies are using doses different than the dose used for the current FDA-approved indication for Lovaza. In most of these trials, we will not have complete access to the clinical results for use in seeking FDA approvals for the potential additional uses of Lovaza in the United States.

          In addition, Mochida Pharmaceutical Company sponsored the JELIS study, which was designed to demonstrate the effects of long-term use of one of the omega-3 fatty acids contained in Lovaza, EPA, for prevention of major coronary events in 18,645 hypercholesterolemic Japanese patients, who consume a large amount of fish. After a 4.6 year follow-up, the study showed a 19% relative risk reduction in major coronary events. The results of this study were published in the March 31, 2007 issue of Lancet. The GISSI Group completed the GISSI-Prevenzione (GISSI-P study) in 1999. This study was designed to investigate the independent and combined effects of Lovaza and vitamin E on morbidity and mortality in 11,324 Italian patients who had survived a recent myocardial infarction. The study demonstrated that Lovaza reduced overall mortality by 20% and sudden death by 45% compared to the control group. This study and related analyses were published in the August 7, 1999 issue of Lancet and in the April 23, 2002 issue of Circulation. Data from the JELIS and GISSI-P studies provide a rationale for further research to investigate the ability of Lovaza to positively affect cardiac outcomes in at-risk patients. Furthermore, the GISSI-P study, because it was conducted with Lovaza, may provide background support along with one or more of the ongoing or future studies for Lovaza in a potential future FDA filing for an indication to prevent cardiac events in at-risk patients. As part of our life cycle management strategy for the brand, we will continue to evaluate the merits and utility of the data from these clinical studies.

  Regulatory Exclusivity and Patent Protection.

          As of the date of this prospectus, the patent portfolio for Lovaza consists of three issued U.S. patents, 28 pending U.S. patent applications and 52 pending international applications owned by or exclusively licensed to Reliant. We hold an exclusive license in the United States to the three issued patents and eleven of the pending U.S. patent applications, four of which are co-owned with Pronova pursuant to our license and supply agreement with Pronova. Twelve of the international applications described above are co-owned by Pronova and Reliant. The issued patents described above contain claims directed, among other things, to the composition of Lovaza, a complex drug substance comprised of omega-3 fatty acid ethyl esters, and methods for treating hypertriglyceridemia as well as treatment or prophylaxis of multiple risk factors for cardiovascular disease. These patents are scheduled to expire in 2009, 2013 and 2018.

          The remainder of the pending U.S. and international applications, that is 17 pending U.S. applications (seven pending non-provisional applications and ten pending provisional applications) and 40 international applications relating to Lovaza and omega-3 fatty acids, are solely owned by Reliant. These pending applications are directed to pharmaceutical combinations of omega-3 fatty acids and various other pharmaceutical compounds, as well as methods of using omega-3 fatty acids, either alone or in combination, for the treatment of, among other things, atrial fibrillation, dyslipidemia, vascular dementia and osteoarthritis.

          Following its approval in November 2004, Lovaza received five years of NCE marketing exclusivity pursuant to the Hatch-Waxman Act through November of 2009. NCE exclusivity prohibits the FDA from accepting an ANDA during this period unless a Paragraph IV certification is submitted, in which case an ANDA may be accepted after four years. Should a third party file an ANDA at the earliest possible date permitted by law, and we determine to sue for infringement of our relevant patents within the required time period, an automatic 30-month stay would be imposed, thereby precluding the approval of such ANDA until the expiration of the 30-month period or a final judicial determination in the patent infringement lawsuit, whichever is earlier. If we maintain the lawsuit and it has not been resolved by the end of the initial 30-month stay, depending on the date when the ANDA was filed, we may get the benefit of an extension of the stay for up to an additional year as long as the lawsuit is still ongoing. If we do not ultimately prevail in the patent infringement lawsuit, this extension of the statutory injunction would expire.

Rythmol SR

          Product Overview.    Rythmol SR (a sustained release, twice daily formulation) contains propafenone, an anti-arrhythmic indicated for the treatment of an irregular heart rhythm known as atrial fibrillation in patients without structural heart disease. In atrial fibrillation, abnormal electrical impulses cause spasms in the upper chambers of the heart that result in irregular and rapid beating of the heart. As a result, the heart pumps less efficiently, reducing blood flow to the body and to the heart muscle. Atrial fibrillation is also a major cause of stroke. Anti-arrhythmic drugs, with a local anesthetic effect, act as a stabilizing agent on the fibrillating membranes.

          Unlike our other products, which are generally promoted to primary care and cardiovascular physicians, Rythmol SR is marketed to a small base of physicians, consisting mainly of electrophysiologists and select specialty cardiologists. Our cardiovascular specialty sales team of approximately 75 sales professionals is promoting Rythmol SR in addition to our other products. We believe that our cardiovascular specialty sales team can effectively promote these products due to its expertise in marketing drugs that target arrhythmias.

          In 2006, total U.S. sales of anti-arrhythmics were approximately $315 million, representing a 6% decrease from 2005, according to data published by IMS Health. The anti-arrhythmic market consists primarily of lower-priced generic drugs. Total prescriptions for anti-arrhythmic drugs grew 4% in 2006 compared to 2005, according to data published by IMS Health. Within this category, Rythmol SR is an anti-arrhythmic that is indicated for the treatment of atrial fibrillation in patients without structural heart disease.

          In 2006, net product sales for Rythmol SR were approximately $69 million, representing a 47% increase over net sales in 2005. Total U.S. prescriptions for Rythmol SR increased by 49% in 2006 compared to 2005.

          Product Background.    On December 3, 2003, we acquired the U.S. rights to the Rythmol family of products from Abbott. Rythmol SR, a sustained release formulation, was approved by the FDA in September 2003. We began promoting Rythmol SR in February 2004. We have an ongoing Phase IV study commitment with respect to Rythmol SR. As part of the approvable letter received from FDA in January 2003 for Rythmol SR, FDA required the submission of additional information (either literature sources or additional clinical investigation) with respect to drug interactions. We are in further discussions with FDA concerning this requirement.

          Product Differentiation.    Rythmol SR is approved to prolong the time to recurrence of symptomatic atrial fibrillation in patients without structural heart disease. The extended release Rythmol SR product provides greater convenience with twice daily dosing versus the three-times daily dosing of the original immediate release Rythmol product.

          Abbott published the results of the European Rythmol SR Atrial Fibrillation Trial (ERAFT) and the Rythmol SR Atrial Fibrillation Trial (RAFT) in 2002 and 2003, respectively. The results of the ERAFT and RAFT studies, which are included in the product labeling for Rythmol SR, showed that Rythmol SR significantly increased the time to first symptomatic recurrence of atrial fibrillation at all dosage levels studied when compared to a placebo.

          In the RAFT study, the largest clinical evaluation to date of a single class 1C antiarrhythmic agent (Rythmol SR), there were no reported incidences of proarrhythmia, a new or worsened rhythmic disturbance. Risk information pertaining to proarrhythmias is, however, required to be included in the label for Rythmol SR since the active ingredient (propafenone) has been reported to have caused new or worsened arrhythmias in other clinical studies.

          Regulatory Exclusivity and Patent Protection.    Rythmol SR is protected by a formulation patent until October 2014. Marketing exclusivity under the Hatch-Waxman Act expired in September 2006.

          On November 8, 2006, Par provided us with notice of a Paragraph IV certification in relation to Rythmol SR. In response, we filed a patent infringement lawsuit within the 45 days provided for under the Hatch-Waxman Act, thereby triggering an automatic 30-month stay of approval of Par's product. Pursuant to the Hatch-Waxman Act, the FDA cannot grant final approval of an ANDA until the earlier of 30 months from the date we received notice or a final judicial determination favorable to the applicant or if the court determines that we did not reasonably cooperate in expediting the litigation. This stay will otherwise expire on May 8, 2009 and at such time, could result in the introduction of a generic product to Rythmol SR prior to resolution of the litigation. This lawsuit is currently pending and discovery is expected to begin in the near term. Par has in its answer, alleged that the `588 patent is invalid or not infringed. Par also claims that the `588 patent is unenforceable as a result of the applicants' alleged inequitable conduct in obtaining the patent in proceedings before the United States Patent and Trademark Office. This lawsuit is pending and no trial date has been set.

          On August 16, 2007, Gerd Petrik filed a lawsuit against us for federal trademark infringement, false designation of origin and Florida common law trademark infringement with respect to the Rythmol trademark in the United States District Court for the Middle District of Florida. Mr. Petrik is the owner of the federally registered trademark Rythmol and claims that under Swiss law, the controlling law of his license agreement with Abbott, the sublicense of the mark to us from Abbott Laboratories required his consent, which he claims was not given.

          In his complaint, Petrik seeks to prohibit us from continuing to market and sell products under the Rythmol trademark and to pay damages for past sales. We are in the process of responding to the complaint and have tendered the claim to Abbott Laboratories for indemnification pursuant to our sub-license agreement with them. We intend to vigorously defend and protect our intellectual property interests with respect to the Rythmol trademark. If Mr. Petrik is successful in this lawsuit and awarded some or all of the relief he seeks, we could, among other things, be prohibited from marketing Rythmol SR under the Rythmol trademark.

DynaCirc CR

          Product Overview and Differentiation.    DynaCirc CR (a controlled release, once-daily formulation) contains isradipine, a dihydropyridine calcium channel blocker indicated for the treatment of high blood pressure. Calcium channel blockers work by interrupting the movement of calcium into heart and blood vessel tissue, thereby reducing blood pressure. Isradipine, the API in DynaCirc CR, has been proven to be effective in reducing hypertension with a low incidence of side effects, making the drug generally well-tolerated in patients on multiple drug regimes, according to various medical articles including an article published in Congestive Heart Failure in 2003. DynaCirc CR incorporates a patented drug delivery system that is intended to provide accurate and consistent drug delivery over a 24-hour period. In addition, at least one study has suggested that the risk of edema, or swelling of the legs and ankles, with DynaCirc CR is less than with other leading calcium channel blockers.

          According to data published by IMS Health, in 2006, total U.S. sales of calcium channel blockers were approximately $4.7 billion, representing a 3% increase from 2005 sales levels. Of the $4.7 billion, Norvasc accounted for $2.7 billion. In March 2007, a generic formulation of Norvasc entered the market.

          In 2006, our net product sales of DynaCirc CR were $67 million, representing a 49% increase over 2005. Total U.S. prescriptions for DynaCirc CR grew 26% in 2006 as compared to 2005. Substantially all of the increase in prescriptions was driven by the conversion from the immediate release formulation of DynaCirc, which was withdrawn from the marketplace in September 2005, to the controlled release formulation. Notwithstanding the introduction of a generic against the market leader, Norvasc, DynaCirc CR has maintained its sales levels through June 30, 2007.

          Product Background.    In July 2000, we acquired from Novartis an exclusive license to market, sell and distribute the DynaCirc family of products in the United States, with an option to purchase the brand. In March 2003, we completed the acquisition of the U.S. rights to DynaCirc and DynaCirc CR from Novartis. We now own all the NDAs and trademarks for DynaCirc CR and sublicense the other intellectual property related to DynaCirc CR pursuant to the terms of a sublicense agreement entered into with Novartis in March 2003. Under the terms of the sublicense agreement, we are required to pay royalties on our net sales of DynaCirc CR. The sublicense agreement may be terminated by either party in the event of, among other things, an uncured material breach of the agreement by the other party (e.g. failure to pay required royalty payments when due) or the filing of a voluntary or involuntary bankruptcy petition by the other party. The sublicense agreement will continue in full force and effect provided we continue to pay the required royalty payments when due. Other related intellectual property is licensed through Novartis. The composition of matter patent applicable to the DynaCirc product expired in August 2003, and beginning in late 2005 a generic version of DynaCirc entered the market. As a result, we stopped promoting DynaCirc at that time and in September 2005, we discontinued shipments of the product to wholesalers and retailers. No further net sales of DynaCirc are anticipated.

          Patent Protection.    DynaCirc CR is protected by four Orange Book listed patents, the last of which expires in November 2008.

InnoPran XL

          Product Overview.    InnoPran XL is an extended release once-daily formulation of propranolol, a beta blocker indicated for the treatment of high blood pressure. Beta blockers reduce heart rate and blood pressure by blocking the effects of adrenaline.

          According to data published by IMS Health, in 2006, total U.S. sales of beta blockers were approximately $2.3 billion, a 9% increase over 2005 sales. The market leader is AstraZeneca's Toprol XL (metoprolol). Total U.S. sales of Toprol XL in 2006 were approximately $1.7 billion. We began active promotion of InnoPran XL in January 2004 and discontinued promotion of the product in the fourth quarter of 2005 in favor of promoting Lovaza and our other products. In 2006, our net product sales of InnoPran XL were approximately $14 million, a 9% increase over net product sales in 2005. For the six months ended June 30, 2007, our net product sales were $8.7 million, representing a 45% increase over the six months ended June 30, 2006. This increase is primarily due to a shift in patient demand caused by product supply shortages being experienced by a principal competitor of InnoPran XL. We have experienced a decrease in prescription demand since January 2007, and therefore in net product sales, as this competitor's supply issues appear to have been resolved.

          Product Background.    Propranolol, the first FDA-approved beta blocker, was originally developed for the treatment of high blood pressure, angina and migraine headaches. We entered into a license and supply agreement with Eurand in 2000 and submitted the NDA for InnoPran XL to the FDA in November 2001. On March 12, 2003, we received FDA approval for InnoPran XL. Shipments of the product commenced in the second quarter of 2003. In April 2004, we determined that we would not meet certain required annual sales minimums and elected to notify Eurand that we were terminating the non-compete provisions of the agreement applicable to Eurand, which resulted in Eurand being permitted to produce a competitive product to InnoPran XL. To our knowledge, Eurand has not produced an alternative extended release beta blocker to date.

          Product Differentiation.    InnoPran XL is the first and only beta blocker designed with an innovative timed delivery system to provide rising plasma drug levels in the morning and deliver reliable blood pressure control across the morning hours via a single nightly dose of the drug. The Sixth Report of the Joint National Committee on Prevention, Detection, Evaluation and Treatment of High Blood Pressure from the National Institutes of Health published in November 1997 noted that a risk of heart attack and stroke exists during the early morning period due to abrupt increases in blood pressure after rising from overnight sleep.

          Regulatory Exclusivity and Patent Protection.    InnoPran XL is protected by a formulation patent until October 4, 2021. There are five additional pending patent applications covering either the product directly or propranolol generally. Hatch-Waxman exclusivity expired in March 2006.

Other Products

  Rythmol

          Upon the commercial launch of Rythmol SR in 2004, we discontinued active promotion of Rythmol, a branded version of propafenone. In 2006, net product sales for Rythmol were approximately $5 million, representing approximately a 9% increase over net product sales in 2005. Rythmol net product sales in 2005 decreased by approximately 80% from net product sales in 2004. We believe that Rythmol net sales will continue to be a minimal portion of our total revenues.

  Axid

          In October 2000, we acquired from Eli Lilly rights to Axid (nizatidine) for the treatment of acid reflux disease. In April 2002, Axid's patent protection expired, and in July 2002, the first generic version of nizatidine entered the market. As a result, we no longer actively market this product. In 2006, net product sales for Axid were approximately $5 million, which included the reversal of product return reserves of approximately $2 million. We believe that Axid net sales will continue to be a minimal portion of our total revenues.

Products For Which We Receive Royalties or Fees

  Lescol

          In November 2000, we entered into a five year promotion agreement with Novartis to acquire marketing rights to Lescol and Lescol XL in the United States. Novartis terminated the promotion agreement effective as of the close of business on December 31, 2005. We received residual payments in the form of promotion revenues equal to 20% of Novartis' reported Lescol brand net sales in 2006 and we will receive 10% of such net sales in 2007. We will not receive promotion revenue from Lescol beyond 2007.

  Axid OS

          In June 2005, we entered into an asset purchase agreement with Braintree Laboratories, Inc. (Braintree), pursuant to which we sold the rights to Axid Oral Solution (Axid OS) to Braintree. Through September 2010, we are entitled to a 20% royalty on net product sales of Axid OS by Braintree, and thereafter, we are entitled to a 5% royalty. In 2006, we received approximately $2 million in royalties from the sale of Axid OS by Braintree.

Sales & Marketing

          A key element of our business strategy is to leverage our existing sales and marketing infrastructure. We have established a sales team consisting of approximately 875 full-time sales professionals located throughout the United States, including approximately 90 sales team managers, as of June 30, 2007. We believe we have significant expertise in primary care and specialty pharmaceutical sales and marketing.

          We have organized our sales team into four groups to manage the national reach of our marketing and promotion efforts and to maximize calling frequency. The first and largest group, consisting of approximately 600 sales professionals, targets primary care and cardiovascular physicians on a national basis. This group promotes Lovaza in the first position (meaning that the product is the first or only product discussed with the physician by the sales representative on a sales call) and DynaCirc CR in the second position (meaning that the product is the second product discussed with the physician by the sales representative on a sales call). The second group, consisting of approximately 75 sales professionals and which we refer to as our cardiac specialty sales team, calls on electrophysiologists and other select specialty cardiologists. This group promotes Rythmol SR in the first position and Lovaza in the second position. The third group consists of approximately 35 sales professionals who focus on hospitals and selected clinics. This group promotes Lovaza in the first position and DynaCirc CR in the second position. The fourth group consists of approximately 35 sales professionals who focus exclusively on managed-care, government and pharmaceutical benefit management organizations.

          To accelerate the growth of prescriptions of Lovaza, we are continually refining the focus of our sales team and promotional efforts to achieve an increase in the number of physicians prescribing Lovaza and prescriptions written by prescribing physicians. Additionally, we have directed our cardiac specialty sales team to intensively call on electrophysiologists and select specialty cardiologists in an effort to further drive prescription demand for Rythmol SR.

          As discussed in "— Business Development and Product Acquisition Model," we intend to actively seek to acquire or in-license products or product candidates that will allow us to better utilize existing capacity in our sales teams. Additionally, certain of our business development strategies may require us to expand our current sales team and its capabilities or to form a wholly new primary care or specialty sales team.

          We have established a fully-integrated marketing strategy and sales support department consisting of approximately 35 professionals responsible for brand management, market research and sales operations. Our marketing strategy team develops and tests the brand-specific positioning messages that communicate the safety and efficacy advantages of our products and identifies targeted primary care, cardiovascular and specialist physicians. Our sales operations group provides training, promotional material production, logistical support and management development for our sales team.

          We also use third-party vendors, such as consultants, advertising agencies, market research firms and suppliers of marketing and other sales support related services.

Product Development

          Our product development team, which consists of approximately 30 professionals, has gained FDA approval of the following products: Innopran, Antara and Axid OS. Our product development team is currently working on various clinical trials in support of expanded indications and new uses for our products. These clinical trials include trials in support of obtaining an additional indication for use of Lovaza in patients with dyslipidemia who are concurrently taking a statin, the development of a fixed dose combination product that will contain both Lovaza and an FDA-approved statin, a Phase III efficacy and safety study to evaluate the effect of Lovaza on the timecourse to symptomatic recurrence of atrial fibrillation in patients with symptomatic paroxysmal atrial fibrillation, and other possible clinical development options with respect to Lovaza. Our product development team is also in the process of completing a Phase IV physician education program and observational registry for patients with atrial fibrillation without structural heart disease.

Medical Affairs

          We have a Medical Affairs department consisting of approximately 25 professionals, which provides scientific and medical information regarding our products and related medical issues to the health care community. This information is communicated through a broad variety of channels in four principal areas consisting of Medical Information, Professional Education, Publications and

Medical Science Liaisons. The Medical Information Group addresses unsolicited scientific and medical inquiries from physicians and other health care professionals. The Professional Education Group educates physicians, consumers and other allied health care professionals on cardiovascular therapeutic areas relevant to our products. The Publications Group works cross-functionally with the Clinical and Commercial teams to develop, analyze, and communicate the results of Reliant clinical trials to health care professionals. The Medical Science Liaison Group interacts and develops vital relationships with thought leaders in cardiovascular medicine and key decision makers in Managed Care, with an objective of educating and addressing unsolicited scientific and medical questions.

Business Development and Product Acquisition Model

          A key element of our business strategy is to build our product portfolio through targeted business development efforts. We do not conduct basic research for the creation or discovery of novel chemicals or biologics with the potential for development as new medicines. Instead, we replace the traditional drug research process with a drug search process. We intend to actively pursue strategic acquisitions and in-licensing opportunities to augment our growth, achieve operating leverage and to further diversify our product portfolio. We are focused on and believe attractive market opportunities exist to acquire or in-license:

  •
  relatively smaller presently marketed FDA-approved pharmaceutical products or late-stage product candidates (with annual sales potential of approximately $100 million). We believe such products will allow us to capitalize upon the operating leverage inherent in our business model through better utilization of the capacity presently existing in our primary care sales team. Further, we believe these product opportunities do not reach the minimum product size thresholds of many major pharmaceutical companies;

  •
  a major primary care product (with annual sales potential of greater than $500 million). Our goal is for such a product to be a major growth driver; and

  •
  FDA-approved specialty pharmaceutical products or mid- to late-stage product candidates (with annual sales potential of approximately $100 million) that can be marketed by a specialty sales team of 100 members or less. Such a product may require us to expand our current sales team and its capabilities or form a wholly new specialty sales team.

          We may also seek to develop pharmaceutical products by entering into partnering arrangements. Potential partners typically include large- and mid-sized pharmaceutical companies, as well as biotech or international companies that lack U.S. marketing presence and expertise.

          We believe that we have the ability to identify and consummate acquisition and in-licensing opportunities as a result of our extensive industry expertise and relationships of our board of directors and senior management team and available capital, including the funds raised from this offering. In particular, with respect to in-licensing and partnering opportunities, we believe that our senior management's operating experience, coupled with our product development capabilities, sales and marketing infrastructure, track record in the primary care and specialty physician markets and lack of competition with internal development programs positions us as an attractive partner. We provide a level of partner focus and senior management involvement which we believe distinguishes us from many major multinational pharmaceutical companies as a potential partner. While we have identified a number of potential pharmaceuticals products or product candidates that we believe may meet our criteria described above, we are only in the initial stages of analyzing and conducting due diligence of possible products and product candidates. No negotiation is ongoing with respect to any product or product candidate and no decision has been made to pursue the acquisition or in-licensing of such potential products or product candidates. To the extent viable opportunities are identified and pursued, we may not be successful in acquiring or in-licensing the rights to such products or product candidates on terms we find acceptable, or at all.

          Our business development group has successfully negotiated for the rights to three marketed brands, two promotion agreements and four mid- to late-stage clinical development compounds. We are currently evaluating multiple opportunities across several therapeutic categories. While our currently marketed products treat cardiovascular disorders, our management team has experience in clinical development, obtaining regulatory approval for and marketing products in many different therapeutic areas. While our business development activity has, to date, focused on the acquisition of product rights rather than companies, we expect to consider such acquisitions going forward.

Competition

          The pharmaceutical industry is highly competitive and characterized by a number of established, large pharmaceutical companies, as well as smaller emerging companies. Our products compete with products manufactured and marketed by major pharmaceutical companies, biotechnology companies and manufacturers of generic drugs. Some of these companies have financial resources, marketing capabilities, experience in obtaining regulatory approvals for products, experience in product-line acquisitions and market share substantially greater than ours. Our products may also compete with new products currently under development by others, as well as alternate therapies during the period of patent protection and thereafter from generic equivalents. For example, we believe Lovaza primarily competes with Tricor and Niaspan, which are each manufactured by Abbott. DynaCirc CR competes with Norvasc and generic amlodipine which are manufactured by Pfizer and Mylan Laboratories Inc., respectively. According to data published by IMS Health, Norvasc accounted for approximately 57% of U.S. calcium channel blocker sales in 2006 and as of June 30, 2007 generic amlodipine accounted for approximately 54% of U.S. calcium channel blocker sales with Norvasc being reduced to approximately 7%. Rythmol SR competes with several generic anti-arrhythmic formulations. We also compete with other pharmaceutical companies for new product acquisitions and in-licensing opportunities. We believe that competition in product sales is based on, among other things, product safety, efficacy, reliability, availability and price.

          In addition, the marketing of pharmaceutical products is increasingly affected by the growing role of managed care organizations and pharmaceutical benefit management companies in the provision of health services. Such organizations negotiate with pharmaceutical companies for highly competitive prices for pharmaceutical products in equivalent therapeutic categories, including certain of our marketed products. Failure to be included or to have a preferred position in a managed care organization's drug formulary could result in decreased prescriptions of our products.

Customers

          While the ultimate end-users of our products are individual patients, our direct customers are primarily wholesale pharmaceutical distributors, which in turn sell our products to retail pharmacies. Our top two wholesaler customers, Cardinal Health and McKesson Corporation, accounted for 34% and 39%, respectively, of our gross product sales in 2006, and 33% and 40%, respectively, of our gross product sales in the first six months of 2007.

Patents and Proprietary Rights

          We actively seek, when appropriate and available, protection for our products and proprietary information by means of domestic, and where applicable, foreign, patents, trademarks, trade secrets, copyrights and contractual arrangements. Patent protection in the pharmaceutical field, however, can involve complex legal and factual issues. Moreover, broad patent protection for new formulations or new methods of use of existing chemical entities is sometimes difficult to obtain, primarily because the active ingredient and many of the formulation techniques have been public for some time. Consequently, some patents claiming new formulations or new methods of use for old drugs may not provide meaningful protection against competition. Nevertheless, we intend to seek patent protection when appropriate and available and otherwise to rely on regulatory-related exclusivity and trade secret law to protect certain of our products, technologies and other scientific information. There can be no assurance, however, that any steps taken to protect such proprietary information will be effective.

  Existing Patents and Patent Applications, Trademarks and Trademark Applications

          In the United States, with respect to our four currently marketed products, we own or have exclusively licensed rights to 10 issued patents and 39 pending patent applications (including 12 provisional patent applications) with the United States Patent and Trademark Office. In addition, we own or have exclusively licensed rights to 41 pending international patent applications. We also own or have licensed rights to 13 registered U.S. trademarks, 2 registered foreign trademarks, 12 pending U.S. trademark applications and 20 pending foreign trademark applications.

          In general, the U.S. patents and patent applications owned by or licensed to us are directed to the formulation of the products as well as the drug delivery technologies incorporated in the products. Patent protection is no longer available for the chemical entities that comprise the active ingredients in Lovaza, DynaCirc, Rythmol, InnoPran XL and Axid. The APIs in each of these products, with the exception of DynaCirc, are all currently sold in generic formulations, other branded pharmaceutical products or in the case of Lovaza, as nutritional supplements. The following table sets forth each of the material patents issued by the United States Patent and Trademark Office for each of our products that we actively market:

Product	U.S. Patent	Expiration Date
Lovaza	5502077 5656667 5698594	March 26, 2013 August 27, 2018 August 4, 2009
DynaCirc CR	4816263 4950486 4946687 5030456	October 2, 2007 October 2, 2007 October 2, 2007 November 7, 2008
Rythmol SR	5681588	October 28, 2014
InnoPran XL	6500454	October 4, 2021

  Protection of Intellectual Property

          Because the patent positions of pharmaceutical companies are highly uncertain and involve complex legal and factual questions, the patents we own and license, or any future patents we may own or license, may not prevent other companies from developing similar or therapeutically equivalent products or ensure that others will not be or have not been issued patents that may prevent the sale of our products or require licensing and the payment of significant fees or royalties. Furthermore, to the extent that any of our future products or methods are not patentable, infringe upon the patents of third parties, or in the event our patents or future patents fail to give us an exclusive position in the subject matter claimed by those patents, our business could be adversely affected. We may be unable to avoid "claims of" infringement of third-party patents and may have to obtain a license, defend an infringement action or challenge the validity of the patents in court. A license may be unavailable on terms and conditions acceptable to us, if at all. Patent litigation is costly and time consuming, and we may be unable to prevail in any such patent litigation or devote sufficient resources to even pursue such litigation. If we do not obtain a license under such patents, are found liable for infringement or are not able to have such patents declared invalid, we may be liable for significant money damages, encounter significant delays in bringing products to market or be precluded from participating in the manufacture, use or sale of products or methods of treatment requiring such licenses.

          On November 8, 2006, Par provided us with notice of a Paragraph IV certification in relation to Rythmol SR. In response, we filed a patent infringement lawsuit within the 45 days provided for under the Hatch-Waxman Act, thereby triggering an automatic 30-month stay. Pursuant to the Hatch-Waxman Act, the FDA cannot grant final approval of an ANDA until the earlier of 30 months from the date we received notice or a final judicial determination favorable to the applicant or if the court determines that we did not reasonably cooperate in expediting the litigation. This stay will otherwise expire on May 8, 2009 and at such time, could result in the introduction of a generic product to Rythmol SR prior to resolution of the litigation. This lawsuit is currently pending and discovery is expected to begin near term. No trial date has been set.

          We also rely on trade secrets and other unpatented proprietary information in our product development activities. To the extent we maintain a competitive technological position by relying on trade secrets and unpatented know-how, such competitive technological position may be compromised if others independently develop the same or similar technologies. We seek to protect our trade secrets and proprietary knowledge in part through confidentiality agreements with our employees, consultants, advisors and collaborators. Nevertheless, these agreements may not effectively prevent disclosure of our confidential information and may not provide us with an adequate remedy in the event of unauthorized disclosure of such information. If our employees, consultants, advisors or collaborative partners develop inventions or processes independently that may be applicable to our products under development, disputes may arise about ownership or proprietary rights to those inventions and processes. Such inventions and processes will not necessarily become our property, but may remain the property of those persons or their employers. Protracted and costly litigation could be necessary to enforce and determine the scope of our proprietary rights. Failure to obtain or maintain patent and trade secret protection, for any reason, could have a material adverse effect on our business.

          We engage in collaborations, sponsored research agreements and other arrangements with academic researchers and institutions that have received and may receive funding from U.S. government agencies. As a result of these arrangements, the U.S. government or other third parties may have rights in inventions developed during the course of the performance of such collaborations and agreements as required by law or such agreements. Several legislative bills affecting patent rights have been introduced in the U.S. Congress. These bills address various aspects of patent law, including publication, patent term, re-examination of subject matter, and enforceability. It is not certain whether any of these bills will be enacted into law or what form such new laws may take. Accordingly, the effect of such potential legislative changes on our intellectual property estate is uncertain.

Manufacturing Supply Chain

          Third parties manufacture all of our products, and we do not have manufacturing facilities or personnel to independently manufacture our products or the APIs. The following is a description of our manufacturing and supply arrangements for our owned products that we actively promote:

  Lovaza

          Supply of API:    The API for Lovaza is supplied by Pronova pursuant to a 15-year supply agreement through 2020, with exclusivity in the United States and Puerto Rico. Under the terms of the agreement, we are required to purchase all of our requirements of the API for Lovaza from

Pronova during the term of the agreement, unless Pronova is unable to supply our required quantities of API. Under the terms of the agreement, if Pronova fails to supply our total requirements of the API for a reason other than a force majeure, Pronova is obligated to use its commercially reasonable efforts to ensure deliveries of our total requirements of the API from third parties at no increased cost to us. However, to the extent Pronova is required to pay more than the then applicable base supply price for any API procured from a third party, we will bear fifty percent of the incremental cost above the then applicable base supply price. If Pronova has been unable to supply our total requirements for the API for four consecutive months for reasons other than force majeure, we are permitted to obtain our requirements for the API from other sources. In such circumstances, we are responsible for fifty percent of the incremental cost of such API above the then applicable base supply price. Once Pronova's ability to supply our total volume requirements of API is reinstated, we are again required to procure our API requirements exclusively from Pronova and would be obligated to discontinue any and all purchases from third-party manufacturers. The agreement may be terminated if, among other things, the other party commits a material breach and fails to cure such breach within 90 days or the other party enters into a bankruptcy event. Notwithstanding the foregoing provisions for alternate supply and termination rights in our agreement with Pronova, at present Pronova is the only FDA-approved supplier of the API for Lovaza in the world.

          We pay Pronova a base supply fee for the API and are also obligated to pay Pronova a royalty on all net sales of Lovaza. In order to maintain the exclusivity of our rights, we must purchase minimum annual quantities of API following the first commercial sale of Lovaza or pay amounts to Pronova to compensate for any shortfall. The current minimum annual quantities of the API amount to $9.5 million for the commercialization year beginning in September 2006, $15.0 million for the commercialization year beginning in September 2007 and each commercialization year until 2014 and $6.0 million in 2014 and beyond. If the expanded indication for Lovaza is approved by the FDA, these amounts double for each corresponding period. To date, we have paid Pronova $25.0 million and may be required to pay up to an additional $35.0 million, less certain reimbursements for product development costs, upon the achievement of "full regulatory approval" and completion of certain other milestones. In accordance with the License and Supply Agreement we have with Pronova, "full regulatory approval" is defined as the expansion of the product label to include an indication for "the initial and ongoing commercialization of Lovaza for patients with triglyceride levels between 200 mg/dL and 499 mg/dL (inclusive)." At this time, we do not believe we can obtain in the foreseeable future full regulatory approval as defined in the agreement.

          As discussed under "Risk Factors — Pronova is the only FDA-approved manufacturer and sole supplier of the API for Lovaza in the world, and limits on Pronova's manufacturing capacity for the API in Lovaza could inhibit our ability to fill prescriptions for Lovaza in the near term and, in the longer term, could constrain our growth," during the six months ended June 30, 2007, Pronova shipped approximately 82% of our ordered quantities for API within the specific timeframe requested by us for delivery. During such period, we were able to satisfy total prescription demand for Lovaza with a combination of the API supplied by Pronova, API inventory on hand, encapsulated product, work in process and packaged finished dosage form product. In addition, Pronova recently informed us that they do not intend to fulfill the entire amount of our ordered quantities for the months of September, October and November, but that they expect to make up a portion of the shortfall in December 2007. As a result, and including the shortfalls discussed above, Pronova anticipates it will ship a total of 600 metric tons to us in 2007 instead of the ordered 650 metric tons. We believe that if Pronova continues to deliver API at this monthly rate relative to our orders, we will be able to satisfy total prescription demand for Lovaza through the middle of 2008. If for any reason, Pronova's deliveries of API ceased in their entirety, we would be able to satisfy total prescription demand for Lovaza through early 2008.

          Pronova has advised us that it is in the process of planning a second manufacturing facility for the production of the API for Lovaza. The plant is to be located in Denmark with construction currently expected to commence prior to the end of 2007. However, construction has not yet commenced and it is currently anticipated that this second facility will not be completed and approved by the FDA until the first half of 2010. We cannot assure you that this facility will be completed and receive the necessary regulatory approvals by such time, or at all.

          Encapsulation:    Catalent Pharma Solutions, LLC (formerly known as Cardinal Health PTS, LLC) (Catalent) encapsulates Lovaza pursuant to a 5-year manufacturing agreement which expires in December 2011, unless extended by its terms. Pursuant to the terms of our manufacturing agreement, we are required to purchase 80% of our requirements of the trade product from Catalent on an annual basis. In addition, we have an annual minimum purchase requirement of $250,000. In the event we fail to purchase such minimum quantities, we will be required to make payments to Catalent to compensate for any shortfall. The agreement may be terminated by either party if, among other things, the other party commits a material breach and fails to cure such breach within 60 days; the other party becomes insolvent; or either party provides 36 months prior written notice. We have qualified Banner Pharmacaps Inc. as an additional encapsulator for the product and are also in the process of qualifying Accucaps Industries Limited.

          Packaging:    We have entered into a packaging agreement with Catalent to package the finished product. The agreement may be terminated by either party upon 180 days prior written notice. Termination may occur immediately by either party if, among other things, the other party files a petition in bankruptcy; the other party commits a material breach and such breach is not cured within 30 days; or a required license, permit or certificate is revoked or not approved by a local, state or federal agencies. Anderson Packaging, Inc. and Patheon Pharmaceuticals, Inc. have been qualified by the FDA as additional packagers for Lovaza.

          Rythmol SR.    Abbott GmbH & Co. KG supplies all of the API for Rythmol SR and encapsulates Rythmol SR pursuant to a manufacturing agreement, which expires in December 2010. Abbott also packages our Rythmol product. We may terminate the agreement upon one year prior written notice to Abbott. Either party may terminate the agreement if the other party commits a material breach and fails to cure such breach within 45 days. We are in the process of qualifying Catalent as an additional packaging supplier.

          DynaCirc CR.    The API supply for DynaCirc CR is provided by Shasun Chemicals & Drugs pursuant to an exclusive supply agreement through September 2012. We may terminate the agreement upon written notice to Shasun if, among other things, (i) the FDA prohibits the API from being manufactured, shipped, sold or marketed; (ii) in the absence of force majeure, Shasun is unable to supply the API in sufficient quantities; or (iii) there is a materially incorrect representation or warranty by Shasun in the agreement. Shasun may terminate the agreement if we made a materially incorrect representation or warranty in the agreement. Either party may terminate the agreement by written notice if the other party commits a breach and fails to cure such breach within 30 days or if the other party is subject to a bankruptcy event. Granulation and packaging of the product is performed by Novartis Consumer Health, Inc. pursuant to a supply and packaging agreement, which expires in March 2009 unless extended by its terms. Either party may terminate the agreement if, among other things, the other party either files a petition in bankruptcy or fails to cure a noncompliance within 60 days of receiving notice of the noncompliance. Tableting is conducted by Patheon Pharmaceuticals, Inc. pursuant to an exclusive manufacturing agreement through 2010. Either party may terminate the agreement after 60 days prior notice if the other party has failed to cure a material breach. The agreement may also be terminated by the other party if, among other things, the other party is declared insolvent or bankrupt.

          InnoPran XL.    Pursuant to the terms of a development, license and supply agreement with Eurand, which expires in May 2013, we purchase the API for InnoPran XL from Eurand. Eurand also tablets our InnoPran XL product. Either party may terminate the agreement with one year prior written notice or if the other party commits an event of default and fails to cure such default after 60 days notice. We may terminate the agreement at the completion of any stage of the development program. Packaging of the product is performed by Catalent pursuant to the packaging agreement described above.

          Except for any contractual rights and remedies that we may have against our manufacturers, we have no control over the availability of our products or the quality of the products supplied to us. We rely solely on the manufacturers listed above to manufacture our actively promoted products, and we do not have alternative manufacturing sources for any of such products. We may not be able to locate alternative manufacturers on commercially acceptable terms in the event of a manufacturing interruption or termination of an existing manufacturing agreement. In addition, a change in manufacturer requires approval by the FDA before the new manufacturer may produce commercial supplies of our products. An interruption in the supply of our products will adversely affect, and has from time to time adversely affected, our ability to generate revenue and will adversely affect our ability to proceed with clinical trials of products we are developing.

Other Agreements

  Priority Healthcare

          Pursuant to the terms of an amended and restated distribution agreement with Priority Healthcare, which expires in January of 2011, unless terminated earlier by either party upon 720 days' notice, Priority Healthcare performs a variety of services for us, on a non-exclusive basis, including distribution, logistics management, inventory storage and transportation and invoicing and collections. Pursuant to the agreement, Priority Healthcare warehouses all of our finished goods inventory at a single facility located in Groveport, Ohio. Additionally, either party may terminate the agreement if, among other things, the other party commits a material breach and fails to cure such breach within 30 days after notice. We may unilaterally terminate the agreement with 360 days prior notice if we undergo a change of control or immediately if, among other things, Priority Healthcare is the subject or any bankruptcy or insolvency proceeding. We are in the process of working with Priority Healthcare to review its internal controls and procedures to ensure compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

  Cardinal Health

          Cardinal Health, a pharmaceutical wholesaler and one of our two largest customers, purchases, and subsequently sells and distributes our products to retail pharmacies pursuant to a distribution services agreement. Our agreement with Cardinal Health expires in February 2009. Pursuant to our agreement, Cardinal Health also provides logistics and inventory management and certain administrative services with respect to our products. In exchange for these services, we pay Cardinal Health a service fee. Either party may terminate the agreement if, among other things, there is mutual consent; the other party has failed to cure a breach within 30 days after written notice; a party files for bankruptcy; or either party determines that a term in the agreement violates new or existing laws.

  McKesson Corporation

          Pursuant to the terms of a core distribution agreement with McKesson Corporation, a pharmaceutical wholesaler and one of our two largest customers, McKesson Corporation purchases, and subsequently sells and distributes our products to retail pharmacies while also providing us inventory management and logistics services. We pay McKesson Corporation a fee for these distribution and management services. Our agreement with McKesson became effective in January of 2005 and remains in effect unless terminated by either party on thirty (30) days notice.

Government Regulation and Patent Law

          As a pharmaceutical company, our activities are governed by two principal areas of the law in the United States: patent law and the laws, rules and regulations promulgated and administered by the FDA. Among the laws administered by the FDA, two statutes, the Federal Food, Drug and Cosmetic Act, which we refer to as the FDC Act, and the Drug Price Competition and Patent Term Restoration Act of 1984, known as the Hatch-Waxman Act, are most important to us and our activities. The FDC Act and its implementing regulations set forth, among other things, the procedures and requirements for the clinical development, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our drug products. The Hatch-Waxman Act amended the FDC Act and is intended to promote the development of new drugs, including both novel drugs and generic equivalents to branded drugs. The Hatch-Waxman Act also promotes the development of new usages of existing drugs, as well as the procedures we are required to follow to gain approval for new formulations of existing drugs.

          Both the Hatch-Waxman Act as well as the body of patent law may provide us and other pharmaceutical companies with certain legal and regulatory protections from competition. In the case of the Hatch-Waxman Act, this protection comes in the form of FDA-granted marketing exclusivity, which is a period of time in which the FDA may not accept or approve a generic application for a drug for which we have gained FDA approval to treat a particular disease. The Hatch-Waxman Act grants five years of marketing exclusivity when a pharmaceutical company develops and gains approval for a novel compound, or New Chemical Entity, which is a drug (including any salt or ester of the drug) that has not previously been approved by the FDA. This exclusivity provides that the FDA may not accept a generic drug application for five years from the date of approval of the New Chemical Entity, or four years in the case of an ANDA containing a Paragraph IV certification. The Hatch-Waxman Act also grants three years of marketing exclusivity for any new dosage form, indication or condition of use of a previously approved drug where the approval is based on new clinical data. This exclusivity provides that the FDA may not approve a generic drug application for the protected use for three years from the date of approval of the new use. In the case of patent law, this protection comes in the form of a legally defined period of time during which others may not infringe upon our intellectual property through, for example, the copying and subsequent sale of products for which we have been granted patents by the United States Patent and Trademark Office.

          The FDA-marketing exclusivity for Lovaza expires under the Hatch-Waxman Act in November 2009. None of our other owned or licensed products have marketing exclusivity under the Hatch-Waxman Act.

Federal Food, Drug and Cosmetic Act

          Under the FDC Act, all new and generic drugs are subject to extensive pre- and post-market regulation by the FDA, including regulations that govern the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, advertising and promotion of such products. FDA approval is required before any new drug or dosage form, including a generic equivalent of a previously approved drug, can be marketed in the United States. There are three types of applications that we can submit to the FDA in order to gain approval for our products. The type of application that we file will depend on the compound for which we are seeking approval, whether it has previously received approval from the FDA, whether it has any remaining patent protection, the extent to which we have conducted our own safety and efficacy trials and the disease indications for which we are seeking approval. All applications for FDA approval must contain, among other things, information relating to preclinical and clinical trial data, pharmaceutical formulation, stability, manufacturing, processing, packaging, labeling and quality control.

New Drug Applications

          The FDA must approve a new drug application, or NDA, before a new drug that is not equivalent to a previously approved drug may be marketed in the United States. NDAs require extensive studies and submission of a large amount of data by the applicant.

          The process of obtaining approval of an NDA principally involves the following steps:

  •
  Completion of extensive pre-clinical toxicology and pharmacology studies performed in compliance with the FDA's current Good Laboratory Practice, or cGLP, regulations. Pre-clinical studies generally include laboratory evaluation of product chemistry and formulation, as well as toxicological and pharmacological animal studies, to assess the quality and safety of the new product. These studies provide the basis for the design of the human clinical trials.

  •
  Submission to the FDA of an Investigational New Drug, or IND, application, which must become effective before human clinical trials can commence. Once the pre-clinical studies are completed, the applicant submits the results (including the chemistry, manufacturing and control information) along with pharmacology and toxicology data to support its proposed clinical study design, to the FDA as a part of an IND. The FDA must review the IND prior to the commencement of human clinical trials. Unless the FDA raises concerns (such as concerns that human research subjects will be exposed to unreasonable risks), the IND will become effective 30 days following its receipt by the FDA.

  •
  Performance of adequate and well-controlled human clinical trials to establish the safety and effectiveness of the product for each proposed indication. Such trials are typically conducted in three phases, which may overlap:

Phase I:	Studies are initially conducted in a limited population to test the product candidate for safety, dose tolerance, absorption, metabolism, distribution and excretion in healthy humans or, on occasion, in patients, such as cancer patients.
Phase II:
Studies are generally conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted indications and to determine dose tolerance and optimal dosage.
Phase III:
These are commonly referred to as pivotal studies. When Phase II evaluations demonstrate that a dose range of the product is effective and has an acceptable safety profile, Phase III trials are undertaken in large patient populations to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population at multiple, geographically-dispersed clinical trial sites.
  •
  Submission of an NDA to the FDA;

  •
  Satisfactory completion of an FDA preapproval inspection of the manufacturing facilities at which the product is produced to assess compliance with cGMP regulations; and

  •
  FDA review and approval of the NDA prior to any commercial sale or shipment of the product.

          The conduct of the clinical trials is subject to extensive regulation, including compliance with GCP regulations, obtaining informed patient consent, sponsor monitoring and auditing of the clinical, laboratory and product manufacturing sites, and review and approval of each study by an independent IRB for each medical center proposing to conduct the clinical trial. The FDA, the IRB or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

          Submitting an NDA does not guarantee that the FDA will find the application complete and accept it for filing. The FDA may refuse to file the application and request additional information from the sponsor. Once the FDA accepts an NDA for filing, by law the FDA has 180 days to review the application and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification. In fact, FDA performance goals generally provide for action on an NDA within 10 months, but even that deadline gets extended in certain circumstances. The FDA may deny approval of an NDA if the applicable regulatory criteria are not satisfied, or it may require additional clinical data and/or an additional pivotal Phase III clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and FDA may interpret data differently than we or our collaborators interpret data. Often, FDA's request for additional information or data is communicated through an Approvable Letter, which identifies steps the sponsor needs to take to bring the application to the point of approval. Once issued, the FDA may withdraw product approval if ongoing regulatory requirements are not met or if safety problems occur after the product reaches the market. In some cases, the FDA may condition approval of an NDA on the completion, within a specified time period, of additional clinical studies referred to as Phase IV clinical studies. The FDA may require such studies, also called post-marketing studies, to obtain additional safety and efficacy data, to detect potential new uses for or abuses of a drug or to determine effectiveness for the approved indications under conditions of widespread usage. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved label. Further, if there are any modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, we may be required to submit and obtain FDA approval of a new or supplemental NDA, which may require us to develop additional data or conduct additional preclinical studies and clinical trials.

  Section 505(b)(2) New Drug Applications

          Another, less-burdensome, form of an NDA is the so-called "505(b)(2) NDA," which applicants submit pursuant to Section 505(b)(2) of the FDC Act. A Section 505(b)(2) NDA presents an alternate path to FDA approval of modifications to products previously approved by the FDA. Section 505(b)(2) was enacted as part of the Hatch-Waxman Act and permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The 505(b)(2) NDA is similar to a full NDA, except that, under conditions prescribed by the FDA, it may be supported in whole or in part by one or more animal and human study investigations in a previously approved NDA or those published in scientific literature in lieu of the applicant's clinical trials. We filed with the FDA, and subsequently gained approval for, a 505(b)(2) NDA covering InnoPran XL, which is a new formulation of a previously approved compound (propranolol). We intend to submit this type of NDA application to market potential product line extensions or new uses of already-approved products that are manufactured by other pharmaceutical companies.

          To the extent that a Section 505(b)(2) NDA relies on studies conducted for a previously approved drug product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book. Specifically, the applicant must certify for each listed patent that (1) the required patent information has not been filed; (2) the listed patent has expired;

(3) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (4) the listed patent is invalid, unenforceable or will not be infringed by the new product. A certification that the new product will not infringe the already approved product's listed patent or that such patent is invalid is known as a Paragraph IV certification. If the applicant does not challenge the listed patents through a Paragraph IV certification, the Section 505(b)(2) NDA will not be approved until all the listed patents claiming the referenced product have expired. The Section 505(b)(2) NDA also will not be accepted or approved until any non-patent exclusivity, such as exclusivity for obtaining approval of a New Chemical Entity, listed in the Orange Book for the referenced product, has expired.

          If the 505(b)(2) NDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the referenced NDA and patent holders once the 505(b)(2) NDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a legal challenge to the Paragraph IV certification. Under the FDC Act, the filing of a patent infringement lawsuit within 45 days of their receipt of a Paragraph IV certification automatically prevents the FDA from approving the Section 505(b)(2) NDA for 30 months, or until a court decides that the patent is invalid, unenforceable or not infringed, whichever is earlier. The court also has the ability to shorten or lengthen the 30-month stay if either party is found not to be reasonably cooperating in expediting the litigation. Thus, the Section 505(b)(2) applicant may invest a significant amount of time and expense in the development of its product only to be subject to significant delay and patent litigation before its product may be commercialized. Alternatively, if the listed patent holder does not file a patent infringement lawsuit within the required 45-day period, the applicant's NDA will not be subject to the 30-month stay.

  Generic Drug Approval

          The Hatch-Waxman Act established abbreviated FDA approval procedures for drugs that are no longer protected by patents and which are shown to be equivalent to proprietary drugs previously approved by the FDA through its NDA process. Approval to market and distribute these drugs is obtained by filing an ANDA with the FDA. An ANDA is a comprehensive submission that contains, among other things, data and information pertaining to the API, drug product formulation, specifications and stability of the generic drug, as well as analytical methods, manufacturing process validation data and quality control procedures. Pre-market applications for generic drugs are termed abbreviated because they generally do not include preclinical and clinical data to demonstrate safety and effectiveness. Instead, in order to gain approval from the FDA for an ANDA, an applicant must establish that its product is bioequivalent to an existing approved drug and that it is identical to the approved drug with respect to the active ingredient(s), route of administration, dosage form, strength and conditions of use recommended on the product's labeling. A product is considered bioequivalent to an existing approved drug if testing demonstrates that the rate and extent of absorption of the proposed generic drug is not significantly different from the rate and extent of absorption of the existing approved drug when administered under similar experimental conditions. In certain situations, an applicant may obtain ANDA approval of a generic product with a strength or dosage form that differs from a referenced innovator drug pursuant to the filing and approval of an ANDA Suitability Petition. The FDA will approve the generic product as suitable for an ANDA application if it finds that the generic product does not raise new questions of safety and effectiveness as compared to the innovator product. A product is not eligible for ANDA approval if the FDA determines that it is not equivalent to the referenced innovator drug or if it is intended for a different use. However, such a product might be approved under an NDA, including a 505(b)(2) NDA, with supportive data from clinical trials.

          Similar to the rules governing Section 505(b)(2) NDAs, any applicant who files an ANDA seeking approval of a generic equivalent version of a drug listed in the Orange Book before expiration of the referenced patent(s), must certify to the FDA for each patent that (1) no patent information on the drug product that is the subject of the ANDA has been submitted to the FDA; (2) that such patent has expired; (3) the date on which such patent expires; or (4) that such patent is invalid or will not be infringed by the manufacture, use or sale of the drug product for which the ANDA is submitted. The applicant must also send notice of any certification under (4), a Paragraph IV certification, to the referenced NDA and patent holders once the ANDA has been accepted by the FDA. Before the enactment of the Medicare Prescription Drug Law, which amended the Hatch-Waxman Act, if the NDA owner or patent holder filed a patent infringement lawsuit within 45 days of its receipt of notice of the ANDA applicant's Paragraph IV certification, the FDA was prevented from approving that ANDA for 30 months, or until a court decided that the patent was invalid, unenforceable or not infringed, whichever was earlier. The court also has the ability to shorten or lengthen the 30-month stay if either party is found not to be reasonably cooperating in expediting the litigation. This prohibition is generally referred to as the 30-month stay. In some cases, NDA owners and patent holders have obtained additional patents for their products after an ANDA had been filed but before that ANDA received final marketing approval, and then initiated a new patent challenge, which resulted in more than one 30-month stay.

          The Medicare Prescription Drug Law amended the Hatch-Waxman Act to provide that the NDA owner remains entitled to an automatic 30-month stay if it initiates a patent infringement lawsuit within 45 days of its receipt of notice of a Paragraph IV certification, but only if the patent infringement lawsuit is directed to patents that were listed in the Orange Book before the ANDA was submitted.

          If an ANDA applicant is the first to file an ANDA with a Paragraph IV certification and provides appropriate notice to the FDA, the NDA holder, and all patentees for a particular generic product, the applicant may be awarded a 180-day period of marketing exclusivity against other companies that subsequently file ANDAs for that same product. The Medicare Prescription Drug Law also modified the rules governing when generic products are eligible for 180-day marketing exclusivity periods and when the 180-day marketing exclusivity period is triggered or forfeited. Prior to the legislation, the 180-day marketing exclusivity period was triggered upon the first commercial marketing of the generic drug or a court decision holding the patent invalid, unenforceable, or not infringed. For ANDAs filed after the effective date of the Medicare Prescription Drug Law (December 2003), the marketing exclusivity period is only triggered upon the first commercial marketing of the generic drug, but that exclusivity may be forfeited under certain circumstances, including if the FDA does not tentatively approve the first-to-file applicant's ANDA within 30 months.

  Manufacturing Requirements

          We and our third-party manufacturers must comply with applicable FDA regulations relating to cGMP requirements. The cGMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports and returned or salvaged products. A failure to comply with these regulations could result in sanctions being imposed on the manufacturer, including fines, injunctions, civil penalties, suspension or withdrawal of FDA approvals, seizures or recalls of products, operating restrictions and criminal prosecutions. While we periodically monitor the FDA compliance of our third-party manufacturers, we cannot be certain that our present or future third-party manufacturers will be able to comply with the cGMP regulations and other ongoing FDA regulatory requirements. If our present or future third-party manufacturers or suppliers are not able to comply with these requirements, the FDA may halt our clinical trials or withdraw approval of the drug product at issue, and we may need to recall a drug from distribution.

  Other Regulatory Requirements

          Any products manufactured or distributed by us or our collaborators pursuant to FDA approvals are subject to continuing regulation by the FDA, including recordkeeping requirements and reporting of adverse experiences associated with the drug. The FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the Internet. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the product's labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, impose stringent restrictions on manufacturers' communications regarding off-label use, intended to prohibit promotion of off-label use while allowing scientific or medical exchange.

Foreign Regulatory Approval

          At this time, we focus primarily on the U.S. marketplace. However, we have rights to develop and register certain of our products outside the United States. If we elect to develop a product for a market outside the United States, we must obtain approval by governmental regulatory authorities similar to the FDA in those countries prior to the commencement of clinical trials and subsequent marketing. The approval procedure varies from country to country, and the time required may be longer or shorter than that required for U.S. FDA approval.

Third-Party Payor Coverage and Reimbursement

          Sales of pharmaceutical products depend in significant part on the availability of coverage and reimbursement from government and other third-party payors, including the Medicare and Medicaid programs. Third-party payors are increasingly challenging the pricing of pharmaceutical products and may not consider our products cost-effective or may not provide coverage of and reimbursement for our products in whole or in part. In the United States, there have been and we expect there will continue to be a number of legislative and regulatory proposals to change the healthcare system in ways that could significantly affect our business. For instance, on December 8, 2003, President Bush signed into law the Medicare Prescription Drug Law, which, among other things, changed significantly the way that Medicare covers and reimburses certain pharmaceutical products. The new law created a new Part D prescription drug benefit which, beginning January 1, 2006, provided Medicare beneficiaries with subsidized prescription drug coverage from private sector providers, or Part D plan sponsors. Under the Medicare Prescription Drug Law, multiple plans and plan sponsors can limit the number of prescription drugs that will be covered in each therapeutic category and class on their formularies. Each of our marketed products is included on formularies under Medicare Part D; however, we cannot predict whether our products will continue to be placed on any or all Part D plan formularies in the future. As with formularies of other third-party payors, if our products are not placed on Part D plan formularies, it may negatively impact our results of operations. Further, because many governmental and private third-party payors rely on Medicare policies as a guideline in setting their own policies, treatment of our products under the new prescription drug benefit may result in lack of coverage or inadequate or no reimbursement not only for Medicare beneficiaries, but also for other insured patients.

          In addition, recently there have been legislative proposals to allow the federal government to negotiate the prices of certain drugs included on Part D plan formularies. At this time, the federal government does not have such authority. If the federal government were to be granted such authority, it could adversely impact the amount of reimbursement available for our products sold to Medicare beneficiaries.

          We also participate in several pharmaceutical pricing programs administered by the federal government. Under the Medicaid drug rebate program, we are required to provide a rebate for each unit of our products that is reimbursed by the Medicaid program. In a contractual agreement with the Department of Health and Human Services, drug manufacturers agree to pay rebates to state Medicaid agencies on a quarterly basis for covered outpatient drugs dispensed or administered to Medicaid recipients. These rebates are calculated on the basis of a statutorily-derived formula using the average manufacturer price, or AMP, and best price for each drug as reported by manufacturers to the Centers for Medicare and Medicaid Services, or CMS, which administers the rebate program within the Department, within 30 days after the end of each calendar quarter. AMP means the average price paid to the manufacturer for a particular drug by wholesalers in the United States for drugs distributed to the retail pharmacy class of trade. Best price means the lowest price at which a manufacturer sells the drug to any purchaser in the United States, with certain limited exceptions. CMS calculates a rebate amount, or unit rebate amount, for the smallest unit of each drug sold-for instance, a tablet, capsule or ounce of liquid. The unit rebate amount for brand-name drugs such as ours is the greater of (a) 15.1% of AMP or (b) AMP less best price, plus an additional rebate that is tied to the amount by which a product's price has increased faster than the rate of inflation. Once CMS has made the appropriate calculations, it provides the unit rebate amount information for each drug to the states. Each state in turn determines quarterly utilization by its Medicaid recipients for each covered drug — as measured by the total number of units for each dosage form, strength and package size. The manufacturer then must pay the appropriate rebate amount to each state based on the quarterly utilization information for each drug.

          Calculation of rebates involves interpretation of relevant statutes, regulations and other guidelines, which are subject to challenge or change in interpretation. While we believe we are in compliance in all material respects with applicable Medicaid requirements, we cannot provide any assurance that current or future administrative or judicial interpretations of existing requirements or legislative enactment of new laws or other new requirements will not have a material adverse effect on our business. For example, the DRA mandated several changes to the Medicaid drug rebate program. The DRA's changes included defining which sales are to be considered in calculating the AMP and best price for each of our drugs as well as requiring that we report AMP on a monthly basis to CMS. The DRA also mandates the use of AMP, which replaces other values that are generally higher than AMP, for setting federal upper limits of certain drugs. These limits are used for purposes of determining Medicaid prescription drug cost-sharing by the federal government and the new calculations may provide incentives for the lowering of payment rates by States to avoid lower cost-sharing. The DRA also requires that CMS post AMP data on a publicly available website and update that data on a quarterly basis. In July 2007, CMS issued a final rule to implement the DRA's changes. The final rule, among other things, clarifies how manufacturers are to calculate both AMP and best price, requires manufacturers to report monthly and quarterly AMP and continue to report only quarterly best price and implements the DRA's requirement to use AMP to calculate federal upper limits on cost-sharing for certain prescription drugs. We cannot predict the full impact of these changes, which become effective on October 1, 2007, on our business, nor can we predict whether there will be additional federal legislative or regulatory proposals to modify current Medicaid rebates.

          Other recent developments regarding the Medicaid drug rebate program may also affect our ability to market and sell our products. For instance, many states are seeking rebates in excess of the amounts required by federal law. A number of states are participating in multi-state pooling supplemental rebate agreements in an effort to increase purchasing power to generate larger rebates and discounts from pharmaceutical companies. Other cost-containment measures, such as restrictions on access to certain medications, have been proposed and, in some instances, enacted by states. In addition, more generally, the Medicare Prescription Drug Law has required that, since January 1, 2006, individuals who are dually eligible for Medicare and Medicaid obtain their prescription medications through the Medicare Part D prescription drug benefit, rather than through the Medicaid program.

          We are also required by federal law to provide rebates and discounts under other pharmaceutical pricing programs and agreements. For example, to obtain coverage of our products by the Medicaid drug rebate program, we are required to provide comparable discounts for pharmaceutical products under the Public Health Service, or PHS, pharmaceutical pricing program, operated by the Health Resources and Services Administration. The PHS pricing program requires pharmaceutical manufacturers to sell certain outpatient drugs at discounted prices to qualified public health entities, such as community health clinics and other entities that receive health services grants from the PHS as well as to "disproportionate share" hospitals that serve a high percentage of low-income Medicare beneficiaries. Manufacturers are prohibited from selling drugs to these entities at a price greater than AMP less the Medicaid unit rebate amount for the drug for the most recent quarter.

          In addition, we are also required to provide minimum discounts to certain federal government entities that purchase drugs from the Federal Supply Schedule for pharmaceuticals, or FSS, which is administered by the U.S. Department of Veterans Affairs, or VA. The FSS consists of a list of individual drugs and their prices. To list its drugs on the FSS, a drug manufacturer enters an FSS contract with the VA, which includes terms and conditions — including reduced pricing — negotiated between the VA and the manufacturer. All federal governmental agencies purchase brand-name drugs at discounts from the FSS for pharmaceuticals. The VA-negotiated price paid by regular FSS purchasers is based on the price a manufacturer charges its most-favored commercial customer under comparable terms and conditions. Certain federal agencies — the VA, the U.S. Department of Defense, the PHS and the Coast Guard — can purchase pharmaceuticals at an even greater discount based on a defined "non-federal average manufacturer price" (non-FAMP), which manufacturers are required to report on a quarterly basis to the VA.

Anti-Kickback and Fraud Laws

          We are subject to various federal and state laws pertaining to health care "fraud and abuse." The federal Anti-Kickback Statute makes it illegal for any person, including a pharmaceutical company (or a party acting on its behalf), to knowingly and willfully solicit, offer, receive or pay any remuneration, directly or indirectly, in exchange for, or to induce, the referral of business, including the purchase, order or prescription of a particular drug, or arranging for the purchase, ordering, or prescription of a particular drug for which payment may be made under federal healthcare programs such as Medicare and Medicaid. In 1996, under the Health Insurance Portability and Accountability Act (HIPAA), the Anti-Kickback Statute was expanded to be made applicable to most federal and state-funded health care programs. The definition of "remuneration" has been broadly interpreted to include any item or service of value, including but not limited to gifts, discounts, the furnishing of free supplies or equipment, commercially unreasonable credit arrangements, cash payments, waivers of payments or providing anything at less than its fair market value. Several courts have interpreted the Anti-Kickback Statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of business reimbursable by a federal healthcare program, the statute has been violated. Penalties for violations include criminal penalties, civil sanctions and administrative actions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federally-funded healthcare programs. In addition, some kickback allegations have been held to violate the federal False Claims Act, which is discussed in more detail below.

          The federal Anti-Kickback Statute is broad and prohibits many arrangements and practices that may be lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous and beneficial arrangements, Congress created several exceptions in the Social Security Act and has authorized the U.S. Department of Health and Human Services (HHS) to publish regulatory "safe harbors" that exempt certain practices from enforcement action under the Anti-Kickback Statute prohibitions. For example, there are safe harbors available for certain discounts to purchasers, personal services arrangements and various other types of arrangements. However, safe harbor protection is only available for transactions that satisfy all of the narrowly defined safe harbor provisions applicable to the particular remunerative relationship. We seek to comply with such safe harbors whenever possible. Conduct and business arrangements that do not strictly comply with all the provisions of an applicable safe harbor, while not necessarily illegal, face an increased risk of scrutiny by government enforcement authorities and an ongoing risk of prosecution.

          In addition, many states have adopted laws similar to the federal Anti-Kickback Statute. Some of these state prohibitions apply to referral of patients for healthcare services reimbursed by any third-party payor, not only the Medicare and Medicaid programs or other governmental payors. At least one state, California, also has adopted a law requiring pharmaceutical companies to implement compliance programs to prevent and deter conduct that may violate fraud and abuse laws that comply with the voluntary industry guidelines and OIG compliance guidance. While we believe we have structured our business arrangements to comply with these laws, it is possible that the government could find that such arrangements violate these laws, which could have a material adverse effect on our business, results of operations and financial condition.

          HIPAA created two new federal crimes: health care fraud and false statements relating to health care matters. The health care fraud statute prohibits knowingly and willfully executing a scheme to defraud any health care benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from federal and state health care programs such as Medicare and Medicaid. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. A violation of this statute is a felony and may result in fines or imprisonment. Additionally, HIPAA granted expanded enforcement authority to HHS and the U.S. Department of Justice (DOJ) and provided enhanced resources to support the activities and responsibilities of the OIG and DOJ by authorizing large increases in funding for investigating fraud and abuse violations relating to health care delivery and payment.

  False Claims Laws

          Pursuant to various federal and state false claims laws, the submission of false or fraudulent claims for payment may lead to civil money penalties, criminal fines and imprisonment, and/or exclusion from participation in Medicare, Medicaid and other federally funded health care programs. These false claims statutes include the federal False Claims Act, which allows the federal government or private individuals to bring suit alleging that an entity or person knowingly submitted (or caused another person or entity to submit or conspired to submit) a false or fraudulent claim for payment to the federal government or knowingly used (or caused to be used) a false record or statement to obtain payment from the federal government. The federal False Claims Act may also be violated if a person files a false statement in order to reduce, avoid, or conceal an obligation to pay money to the federal government. Several pharmaceutical companies have settled claims based on the federal False Claims Act for conduct involving, among other examples, providing free product to purchasers with the expectation that federally-funded health programs would be billed for the product, or instances in which a manufacturer has marketed its product for unapproved and non-reimbursable purposes. A person who files suit may be able to share in amounts recovered by the government in connection with such suits. Such suits, known as qui tam actions, have increased significantly in recent years and have increased the risk that a health care company will have to defend a false claims action, enter into settlements that may include corporate integrity agreements requiring disclosures to the federal government, pay fines or be excluded from the Medicare and/or Medicaid programs as a result of an investigation arising out of such an action. In addition, a number of states have enacted similar laws prohibiting the submission of false or fraudulent claims to a state government. We are not aware of any qui tam actions pending against us. However, no assurance can be given that such actions may not be filed against us in the future, or that any non-compliance with such laws would not have a material adverse effect on our business, results of operations and financial condition.

          The foregoing description of laws and regulations affecting health care companies is not meant to be an all-inclusive discussion of aspects of federal and state regulation which may affect our business, results of operations and financial condition. Health care companies operate in a complicated regulatory environment. These or other statutory or regulatory initiatives may affect our revenues or operations. We have a compliance officer and retain, when necessary, special counsel for guidance on applicable laws and regulations (including fraud and abuse laws). However, no assurance can be given that our practices, if reviewed, would be found to be in compliance with applicable fraud and abuse laws (including false claims laws and anti-kickback prohibitions), as such laws ultimately may be interpreted, or that any non-compliance with such laws or government investigations of alleged non-compliance with such laws would not have a material adverse effect on our business, results of operations and financial condition.

Employees

          As of June 30, 2007, we had approximately 1,000 employees, 875 of whom are in sales and marketing, approximately 50 of whom are in research and development and the remainder of whom are in administration, finance and legal. None of our employees are represented by collective bargaining agreements. We have not experienced any work stoppages and believe our relationship with our employees to be good.

Facilities

          We lease our principal executive offices in Liberty Corner, New Jersey, which consist of approximately 96,260 square feet. This lease expires in July 2011, but may be extended at our option for two additional five year terms.

Legal Proceedings

          On January 26, 2006, the Office of Inspector General of the Department of Health and Human Services issued a subpoena duces tecum to us seeking the production of documents and materials related to, among other things, the marketing and pricing of identified pharmaceuticals manufactured by particular third parties and rebates paid to the federal government and state governments. We initiated discussions with the government in connection with its investigation and cooperated fully in responding to the subpoena. Our production of documents and materials in response to the subpoena is complete and we are currently responding to periodic requests for information from the government.

          On November 8, 2006, and as amended in January 2007, Reliant received a Notice of Paragraph IV Certification on behalf of Par Pharmaceutical, Inc. (Par) which has filed an Abbreviated New Drug Application submitted under § 505(j) of the Federal Food, Drug and Cosmetic Act seeking approval to engage in the manufacture, use and sale of generic Propafenone HCl capsules, including generic 225 mg, 325 mg, and 425 mg Propafenone HCl capsules (which the Company manufactures and markets under the branded name Rythmol SR) prior to the expiration of the Company's U.S. Patent No. 5,681,588 (the 588 Patent), which expires on October 28, 2014.

          Subsequently, on December 19, 2006, we filed suit against Par for patent infringement in the United States District Court for the District of Delaware. On January 26, 2007, we filed an Amended Complaint. The Complaint and Amended Complaint seek a judgment that Par has infringed the `588 patent and that the effective date of approval of Par's ANDA shall not be earlier than the expiration date of the `588 patent, which is October 28, 2014. On February 9, 2007, Par filed its Answer and Counterclaims, denying infringement, alleging that the `588 Patent is invalid and unenforceable, and seeking unspecified costs, attorneys' fees and expenses. We filed an Answer to Counterclaims on March 1, 2007 and the Court has scheduled a Markman Hearing for April 2, 2008. Discovery is expected to begin in the near future and a trial date has not been set. We intend to vigorously protect and defend our intellectual property interests. As a result of our filing suit for patent infringement, the FDA will stay its approval of Par's ANDA until 30 months following the date we received the Paragraph IV certification or until a court decides that our patents are invalid, unenforceable or not infringed, whichever is earlier. Patent litigation involves complex legal and factual questions and we can provide no assurance concerning the outcome or the duration of this lawsuit. If the ANDA is approved by the FDA and/or Par is successful in challenging the `588 Patent, Par would be permitted to sell a generic Propafenone HCl product.

          On August 16, 2007, Gerd Petrik filed a lawsuit against us for federal trademark infringement, false designation of origin and Florida common law trademark infringement with respect to the Rythmol trademark in the United States District Court Middle District of Florida. Mr. Petrik is the owner of the federally registered traded Rythmol and his predecessor-in-interest granted a license for the use of the Rythmol trademark within the United States to a predecessor-in-interest of Abbott GmbH & Co. KG. Abbott GmbH & Co. KG subsequently granted a sublicense to Abbott Laboratories for the use of the Rythmol trademark within the United States. On December 3, 2003, Abbott Laboratories sublicensed the Rythmol trademark to us and also sold to us certain assets relating to that business. Mr. Petrik alleges that his license with Abbott GmbH & Co. KG, as governed by Swiss law, prohibited the sublicensing of the Rythmol trademark to Abbott Laboratories and Abbott Laboratories second level sub-license to us without the consent of Mr. Petrik, which neither Abbott GmbH & Co. KG nor Abbott Laboratories obtained. Accordingly, Mr. Petrik alleges that the sublicense to us was in violation of the terms of Mr. Petrik's license with Abbott GmbH & Co. KG. As a consequence of this violation, he claims that we do not have the right to use the Rythmol trademark. In his complaint, Mr. Petrik seeks (1) that all products and/or merchandise bearing the Rythmol mark in our possession, custody or control be destroyed; (2) that we be prohibited from marketing or selling products and/or merchandise bearing the "Rythmol" mark or any variation thereof; (3) that we, our agents, servants, employees and affiliates, and all persons in active concert or participation with us, be permanently enjoined and restrained from manufacturing, distributing, marketing, advertising, promoting or selling any products or merchandise utilizing the "Rythmol" mark or any similar mark; (4) that we be found liable and ordered to pay for all damages sustained by Mr. Petrik by reason of our federal trademark infringement, false designation of origin and Florida common law trademark infringement/unfair competition; (5) that we disgorge all of our profits from the use of the Rythmol mark; and (6) treble damages for any award of damages and profits and reasonable attorneys' fees.

          Shortly after being served with the complaint, we tendered written notice of the action to Abbott Laboratories and requested that it indemnify, defend and hold us harmless with respect to the claims asserted by Mr. Petrik pursuant to our sublicense agreement. Abbott Laboratories has not yet responded to this request.

          We are in the process of preparing a response to Mr. Petrik's complaint.

          In addition to the matters described above, we are involved in various legal proceedings and other regulatory matters arising out of the normal course of business. We do not believe that any of these proceedings would have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

          The following table sets forth information with respect to our current executive officers and directors.

Name	Age	Position
Executive Officers
Bradley T. Sheares, Ph.D.	50	Chief Executive Officer and Director
Robert R. Ferguson III	58	Chief Financial Officer
Vincent J. Angotti.	39	Senior Vice President, Sales and Marketing
Steven B. Ketchum, Ph.D.	43	Senior Vice President, Research and Development and Medical Affairs
Peter L. Garrambone, Jr.	52	Senior Vice President, Business Development
Eric P. Pomerantz	50	General Counsel and Secretary
Directors
Fred B. Craves, Ph.D.	62	Chairman of the board of directors
Mark S. Hoplamazian	43	Director
Margaret Jordan	64	Director
William E. Mayer	67	Director
David V. Milligan, Ph.D.	67	Director
Richard Pops	45	Director
Michael A. Rocca	62	Director
Bradley T. Sheares, Ph.D.	50	Chief Executive Officer and Director
James C. Smith	66	Director
Michael B. Solomon	60	Director
August M. Watanabe, M.D.	66	Director

Executive Officers

          Bradley T. Sheares, Ph.D. joined us as Chief Executive Officer in January 2007. Prior to joining us, Dr. Sheares spent over 19 years at Merck & Co., Inc., a global pharmaceuticals company. From 2001 to 2006, he served as President of the U.S. Human Health division of Merck, where he had commercial responsibility for its portfolio of prescription medicines for the treatment of chronic and acute diseases in the United States. During his tenure as President, Dr. Sheares was a member of Merck's Management Committee, which was responsible for formulating global business strategies, operations management and the development and implementation of corporate policies. Prior to this position, Dr. Sheares served as Vice President, Hospital Marketing and Sales for U.S. Human Health. Dr. Sheares is a member of the board of directors of Honeywell International, a diversified technology and manufacturing company, and The Progressive Corporation, an insurance holding company.

          Robert R. Ferguson III has served as our Chief Financial Officer since January 2005. Prior to joining us, Mr. Ferguson served as a business consultant, primarily to the aviation industry, from November 2003 to December 2004. From February 1997 to October 2003, Mr. Ferguson served as Chairman of the Board, President and Chief Executive Officer of Midway Airlines Corporation, an airline company. Midway Airlines Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in August 2001, which was converted to a Chapter 7 bankruptcy case in October 2003. From November 1994 to January 1997, Mr. Ferguson served as a business consultant with Belmont Aviation, L.L.C., an airline consulting enterprise, and from August 1991 to October 1994, Mr. Ferguson served as Chief Executive Officer and Vice Chairman of Continental Airlines, Inc., an airline company, and President, Chief Executive Officer and Chief Financial Officer of Continental Airlines Holdings, an airline holding company.

          Vincent J. Angotti has served as our Senior Vice President, Sales and Marketing since October 2006. From June 2006 to October 2006, he served as our Vice President, Sales and Marketing. From October 2002 to June 2006, he served as our Vice President of Sales. From January 2001 to October 2002, he served as our Executive Director of Sales. Prior to joining us, Mr. Angotti served in various capacities in sales, management, operations and training and development for Novartis AG, a pharmaceuticals company, from 1991 to January 2001. His last position at Novartis AG was as Executive Director of Sales Operations.

          Steven B. Ketchum, Ph.D. has served as our Senior Vice President, Research and Development and Medical Affairs since May 2005. Prior to joining us, Dr. Ketchum served in several positions of increasing responsibility with IntraBiotics Pharmaceuticals, Inc., a research-based biotechnology company, from June 2002 to April 2005. His last position at IntraBiotics was as Senior Vice President, Operations and Regulatory Affairs. Prior to joining IntraBiotics, Dr. Ketchum served in various capacities in regulatory affairs at Alza Corporation, a research-based pharmaceutical company, from November 1994 to May 2002. His last position at Alza was as Senior Director, Regulatory Affairs.

          Peter L. Garrambone, Jr. has served as our Senior Vice President, Business Development since May 2007. Prior to joining us, he spent 24 years at Pfizer Inc., a pharmaceutical company, where he held a number of business development, financial and strategic planning positions in its corporate, human pharmaceutical and medical device organizations. Most recently, Mr. Garrambone was Senior Vice President Corporate Strategic Planning where he led Pfizer's corporate business development and strategic planning efforts. He oversaw numerous biotech company and product rights acquisitions as well as business divestitures.

          Eric P. Pomerantz has served as our General Counsel and Secretary since May 2007. Prior to joining us, Mr. Pomerantz served since October 2002 as Vice President, General Counsel and Secretary of Sandoz Inc., a generics pharmaceutical company. From May 1997 to October 2002, Mr. Pomerantz served as Vice President, General Counsel and Secretary of Novartis Animal Health US, Inc., the U.S. animal pharmaceutical business of Novartis AG, and from June 1996 to May 1997, he served as division counsel of Novartis AG, a pharmaceutical company, in Basel, Switzerland. From November 1992 until June 1996 Mr. Pomerantz served as litigation counsel to Ciba-Geigy Corporation, a predecessor to Novartis Corporation, a subsidiary of Novartis AG. Mr. Pomerantz was an Assistant District Attorney in the Office of the District Attorney in New York County, New York from January 1989 to November 1992 and August 1982 to November 1987. While serving with the New York County District Attorney's Office, he also practiced in various legal capacities with the Office of the Special Narcotics Prosecutor of the City of New York. In 1988, Mr. Pomerantz served as an assistant attorney general with the New York Department of Law in the Environmental Crimes Unit.

Directors

          Fred B. Craves, Ph.D. has served as our Chairman of our board of directors since July 2007. From our inception in August 1999 to July 2007 Dr. Craves served as our Vice Chairman of our board of directors. Dr. Craves is the founder, managing director and serves as a member of the board of directors of Bay City Capital LLC, a manager of investment funds in the life sciences industry, which was founded in June 1997. Before founding Bay City Capital, Dr. Craves spent over 20 years leading and managing pharmaceutical companies. Dr. Craves is a member of the board of directors of Poniard Pharmaceuticals, a biopharmaceutical company focused on oncology, and VIA Pharmaceuticals, a drug development company. He also serves as a member of the J. David Gladstone Institutes' Advisory Council and is a member of the Board of Trustees of Loyola Marymount University in Los Angeles.

          Mark S. Hoplamazian has been a member of our board since our inception in August 1999. He is the President and Chief Executive Officer of Global Hyatt Corporation, having served in that capacity since December 2006 and as Interim President since July 2006. From April 2004 to December 2006 he served as President of The Pritzker Organization, LLC, a private investment firm, where he managed their merchant banking and asset management activities. From July 2000 to April 2004, Mr. Hoplamazian served as a non-employee Vice President and Assistant Secretary of Reliant. Mr. Hoplamazian has also worked in various other positions at predecessors of The Pritzker Organization, LLC since 1989. From 1985 to 1987, Mr. Hoplamazian served as a financial analyst at The First Boston Corporation (now Credit Suisse), a global investment bank.

          Margaret Jordan has been a member of our board since December 2005. She is the President and Chief Executive Officer of Dallas Medical Resource, a consortium of business and healthcare leaders organized to address issues of importance to the healthcare community, having served in that capacity since 1995. From 2000 to 2006, Ms. Jordan served as Vice President of Corporate Affairs for Texas Health Resources, a nonprofit hospital and healthcare system. Prior to 2000, Ms. Jordan was President and CEO of her own international consulting practice. She has also served as Vice President of Healthcare and Employee Services for Southern California Edison Company and Vice President and Regional Manager for the Kaiser Foundation Health Plan of Texas, Inc. In addition, she has served in management roles with the U.S. Public Health Service and San Francisco General Hospital Medical Center. Ms. Jordan serves as a director of the American Hospital Association, a national organization that serves hospitals, healthcare networks and patients, the Public Health Institute, a nonprofit public health organization in California, and the Federal Reserve Bank of Dallas. Ms. Jordan also serves as director of Mentor Corporation, a supplier of surgical aesthetics products.

          William E. Mayer has served as a member of our board since August 2005. He is a founding Partner of Park Avenue Equity Partners, having served in that capacity since February 1999. From 1996 to 1999, he was the founding partner of Development Capital, a company that invested in private and public companies. Mr. Mayer also previously served as Professor and Dean of the College of Business and Management at the University of Maryland and President and Chief Executive Officer of The First Boston Corporation (now Credit Suisse), an investment bank. Mr. Mayer serves as a director of Lee Enterprises, Incorporated, a newspaper, classified and specialty publisher, and BlackRock Kelso Capital Corporation, a provider of financing solutions to middle-market companies, and as a trustee of the Columbia Group of Mutual Funds.

          David V. Milligan, Ph.D. has been a member of our board since our inception in August 1999. Since May 1998, he has served as a Vice President of Bay City Capital LLC, a manager of investment funds in the life sciences industry. Dr. Milligan served as Senior Vice President and Chief Scientific Officer of Abbott, a broad-based health care company, when he retired in 1996. During his 17 years in Abbott, he led the diagnostic products research and development organization and later assumed responsibility for pharmaceutical research and development. Prior to joining Abbott, Dr. Milligan held a variety of management positions with Xonics Medical Systems, a medical device company, Litton Dental Products, a dental product company and Litton Medical Systems, a medical systems company, as well as the 3M Company, a diversified technology company. Dr. Milligan serves as the non-executive vice-chairman of Caliper Life Sciences, a provider of laboratory automation solutions. He also serves on the board of directors of Pathway Diagnostics, a biomarker development company and WebLOQ, a small, private company developing internet security solutions.

          Richard Pops has been a member of the board since June 2006. He was previously a member from December 2001 to May 2005. Mr. Pops has been the Chairman of the board of directors of Alkermes, Inc., a biotechnology company, since April 2007 and was the Chief Executive Officer of Alkermes from February 1991 through March 2007. Prior to joining Alkermes, he was employed by PaineWebber, Inc. in New York, a stock brokerage firm, as Vice President of PaineWebber Development Corporation, providing product development financing for biotechnology and high-technology companies. Mr. Pops currently serves on the board of directors of Alkermes, Inc., Neurocrine Biosciences, Inc., a biopharmaceuticals company, CombinatoRx, Inc., a biopharmaceuticals company, Acceleron Pharma, Inc., a biotherapeutics company, Sirtris Pharmaceuticals, Inc., a biopharmaceuticals company, the Biotechnology Industry Organization (BIO), a biotechnology trade organization, New England Healthcare Institute, a non-profit health policy research organization, and the Pharmaceutical Research and Manufacturers of America (PhRMA), an organization representing pharmaceutical research and biotechnology companies. He also serves as a member of the advisory board of Polaris Venture Partners, a venture capital firm.

          Michael A. Rocca has served as a member of our board since August 2005. From 1994 to 2000, Mr. Rocca served as Senior Vice President and Chief Financial Officer of Mallinckrodt Inc., a pharmaceutical and medical device manufacturer. Mr. Rocca retired in 2000 from Mallinckrodt. Prior to 1994, Mr. Rocca served in a variety of capacities for Honeywell Inc., a diversified technology and manufacturing company. His last position at Honeywell was as Vice President and Treasurer. Mr. Rocca also serves on the board of directors of the following public companies: St. Jude Medical Inc., a developer, manufacturer and distributor of cardiovascular medical devices; and Lawson Software, Inc., a manufacturer of enterprise software. Mr. Rocca serves as Chairman of each of St. Jude Medical Inc.'s and Lawson Software, Inc.'s audit committees.

          James C. Smith has been a member of our board since March 2004. From January 2001 until its sale in January 2005, Mr. Smith served as Chairman of the board of directors of First Health Group Corp., a national health benefits company. Prior to that time, Mr. Smith served as Chief Executive Officer and President of First Health Group Corp. from January 1984 through December 2001. Mr. Smith serves as Chairman of the board of directors of Gartner, Inc., a technology research and advisory firm, and is a member of its audit committee. Mr. Smith also serves on the board of directors of CIC Investments, a private equity investment group, Azima Health Services, a provider of advanced information services and management advisory services to the healthcare industry, and Solacium, a residential treatment enterprise.

          Michael B. Solomon has been a member of our board since May 2004. Mr. Solomon is Managing Principal of Gladwyne Partners, LLC, a private equity fund manager. Prior to founding Gladwyne Partners in July 1998, Mr. Solomon was affiliated with Lazard Frères & Co. LLC, a global investment bank. Mr. Solomon joined Lazard Frères in 1981 and became a partner in 1983. Mr. Solomon serves on the board of directors of World Wrestling Entertainment, Inc., an integrated media and entertainment company, where he also serves on the audit and compensation committees, and The Electric Sheep Company, Inc., a privately held creator of interactive experiences for 3D virtual worlds.

          August M. Watanabe, M.D. has been a member of our board since April 2004. From 1994 to June 2003, Dr. Watanabe served as Executive Vice President, Science and Technology and as Director of Eli Lilly and Company, a global pharmaceuticals company, and President of Eli Lilly and Company Research Laboratories, the research division of Eli Lilly and Company. He joined Eli Lilly and Company as Vice President of Lilly Research Laboratories in 1990. Prior to joining Eli Lilly and Company, Dr. Watanabe had been a full-time faculty member (from 1971 to 1990) of the Department of Medicine of Indiana University School of Medicine. He is Chairman of the board of BioCrossroads, a partner in Twilight Venture Partners (TVP), and a director of QuatRx Corporation, a biotechnology company, Endocyte Corporation, a biotechnology company, Kalypsys Inc., a privately-owned drug discovery company, Ambrx Inc., a biopharmaceutical company and Marcadia Biotech, a biopharmaceutical company.

Certain Rights of Invemed

          Pursuant to an agreement entered into in connection with its purchase of Series D convertible, redeemable preferred units, Invemed Catalyst Fund, L.P. has the right, for so long as it owns at least 350,000 shares of our common stock on an as-converted basis (as may be adjusted for stock splits and other items), to appoint a non-voting representative to attend board meetings and receive all information received by board members in general. After completion of this offering, we are also required to include Invemed's designee on the slate of nominees approved by our board of directors and to use our reasonable best efforts to cause Invemed's designee to be elected as a board member, unless our board of directors determines in good faith, with the advice of outside counsel, that it would be inconsistent with their fiduciary duties to take such actions. Invemed designated Michael B. Solomon to serve as its designee on our board of directors. After completion of this offering, so long as Invemed owns at least 350,000 shares of our common stock on an as-converted basis (as may be adjusted for stock splits and other items), in the event that Invemed's designee ceases to serve as a board member, we will use our reasonable best efforts to cause any vacancy resulting from the departure of the Invemed designee to be filled by another Invemed designee.

Board of Directors

          Upon completion of this offering, our board of directors will consist of eleven members, a majority of whom will be "independent" as defined under the applicable rules of the SEC and the New York Stock Exchange. The board of directors has determined that all of our directors, other than Dr. Sheares, are "independent" directors. The number of persons constituting our board of directors may be fixed from time to time by resolution of our board of directors, but under our amended and restated bylaws, cannot be less than one. Our amended and restated bylaws provide that the authorized number of directors may be changed only by a resolution adopted by a majority of our directors. Any additional directorships resulting from an increase in the number of directors may only be filled by a majority vote of the directors then in office. All members of our board of directors will stand for election each year.

Committees of Our Board

          Upon completion of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and governance committee. Our board of directors may also establish from time to time any other committees that it deems necessary or advisable. Under our amended and restated bylaws, the composition of each committee must comply with the listing requirements and other rules of the New York Stock Exchange.

  Audit Committee

          Our audit committee consists of Messrs. Rocca, Smith and Solomon, with Mr. Rocca serving as Chairman. We believe that each of the members of our audit committee is financially literate and able to read and understand our financial statements. Our board of directors has also determined that each of Messrs. Rocca, Smith and Solomon is independent within the meaning of the independent director standards of the SEC and the New York Stock Exchange, and has designated Mr. Rocca as an audit committee financial expert. The audit committee has oversight responsibilities regarding:

  •
  the integrity of our financial statements and our financial reporting and disclosure practices;

  •
  the soundness of our system of internal controls regarding financing and accounting compliance;

  •
  the independent registered public accounting firm's qualifications and independence;

  •
  the performance of our internal audit function and independent registered public accounting firm;

  •
  our compliance with legal and regulatory requirements in connection with the foregoing;

  •
  compliance with our Code of Business Conduct and Ethics to the extent the Code of Business Conduct and Ethics addresses financial and accounting related matters; and

  •
  addressing requests for waivers of conflict of interest situations and addressing certain concerns related to accounting, internal accounting controls and auditing matters as provided in our Corporate Governance Principles.

          Our board of directors has adopted a written charter for our audit committee, which will be available upon completion of the offering on our website at www.reliantrx.com.

  Compensation Committee

          Our compensation committee consists of Messrs. Hoplamazian and Smith and Drs. Milligan and Watanabe, with Mr. Hoplamazian serving as Chairman. Our board of directors has determined that each of Messrs. Hoplamazian and Smith and Drs. Milligan and Watanabe is independent within the meaning of the independent director standards of the SEC and the New York Stock Exchange. The compensation committee is authorized to discharge the board's responsibilities relating to:

  •
  the establishment and maintenance of compensation and benefit policies designed to attract, motivate and retain personnel with the requisite skills and abilities to enable us to achieve superior operating results;

  •
  the compensation of our executives; and

  •
  the issuance of an annual report on executive and chief executive officer compensation for inclusion in our annual proxy statement, once required.

          Our board of directors has adopted a written charter for our compensation committee, which will be available upon completion of the offering on our website at www.reliantrx.com.

  Nominating and Governance Committee

          Our nominating and governance committee consists of Messrs. Mayer and Hoplamazian, Dr. Craves and Ms. Jordan, with Mr. Mayer serving as Chairman. Our board of directors has determined that each of Messrs. Mayer and Hoplamazian, Dr. Craves and Ms. Jordan is independent within the meaning of the independent director standards of the SEC and the New York Stock Exchange. The nominating and governance committee is authorized to:

  •
  assist the board in identifying individuals qualified to become board members and to recommend to the board director nominees;

  •
  to recommend to the board a set of corporate governance guidelines;

  •
  to recommend to the board director nominees for each board committee;

  •
  to review and make recommendations to the board concerning board committee structure, operations and board reporting;

  •
  to evaluate board and management performance; and

  •
  to oversee compliance with our Code of Business Conduct and Ethics other than with respect to financial and accounting related matters.

          Upon our initial public offering, the committee will assist the board of directors in the selection of nominees for election as directors at our annual meeting of the stockholders and will establish policies and procedures regarding the consideration of director nominations from stockholders. Our board of directors has adopted a written charter for our nominating and governance committee, which will be available upon completion of the offering on our website at www.reliantrx.com.

Code of Business Conduct and Ethics

          We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees. Any waiver of the provisions of the Code of Business Conduct and Ethics for executive officers and directors may be made only by the audit committee and, in the case of a waiver for members of the audit committee, by the board of directors. Any such waivers must be promptly disclosed to our stockholders. A copy of our Code of Business Conduct and Ethics will be available upon completion of the offering on our website at www.reliantrx.com.

Compensation Committee Interlocks and Insider Participation

          None of the members of our compensation committee has at any time been one of our employees. Except for Mark S. Hoplamazian, who served as a non-employee Vice President and Assistant Secretary from July 2000 to April 2004, none of the members of our compensation committee has at any time been one of our officers. None of our executive officers currently serves, or in the past served, as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our board of directors or our compensation committee.

Compensation of Directors

          We use a combination of cash and stock-based incentive compensation to attract and retain qualified candidates to serve on the board of directors. In setting director compensation, we consider the significant amount of time that directors expend in fulfilling their duties as well as the skill level we require of members of the board of directors.

  Cash Compensation

          Our directors who are also our employees do not receive and will not receive any additional compensation for their services as our directors. For the fiscal year ended December 31, 2006, members of the board of directors who are not our employees are entitled to receive annual cash compensation of $30,000. In addition, each non-employee director receives $2,500 per meeting and $1,000 per telephonic meeting attended of the board of directors and committees on which they serve. Directors serving on the audit committee receive additional annual compensation of $5,000 and the Chairman receives additional annual compensation of $12,500. Directors serving on the compensation committee and the nominating and governance committee receive no additional compensation, other than the chairmen of these committees, who receive additional annual compensation of $7,500. All of our directors are reimbursed for reasonable expenses incurred for attending board of director meetings, committee meetings and business meetings and for attending corporate functions on our behalf.

  Stock Compensation

          Each eligible non-employee director who first becomes a member of the board of directors is automatically granted the right to receive 15,000 shares of our common stock either in the form of restricted stock or deferred stock on the thirty-first day following their election as a director.

          Each July 1, each non-employee director is automatically granted the right to receive (i) 6,000 shares of our common stock in the form of restricted stock or deferred stock, if such director has been a director since the prior July 1, or (ii) if such director has not served as a director for a period of twelve months, then a pro rata portion of 6,000 shares based on the number of months out of twelve that such director served from appointment to July 1 of the year immediately following appointment.

          Each non-employee director elects whether to receive their grants in the form of restricted stock or deferred stock. Once an election is made it may be revoked and changed only for grants made in subsequent calendar years.

          Restricted shares provide that prior to an initial public offering of our common stock such shares vest upon the earlier of (i) the date the board member is not reappointed to the board of directors for reasons other than for cause, (ii) death or (iii) a change of control. If the director resigns from the board of directors, or is not reappointed or re-elected for cause or their board of directors service is terminated for cause, the restricted shares are forfeited. Subsequent to this offering, such shares will be fully vested and nonforfeitable upon grant.

          Deferred stock entitles the director to receive shares of our common stock upon the earlier of their termination as a director for any reason other than cause, or a change of control. The deferred stock is forfeited should the director be terminated for cause, or terminated for any reason within twelve months of the date of grant. Holders of deferred stock also are entitled to receive dividend equivalents on their deferred stock should we pay dividends.

          The following table provides information related to the compensation of our non-employee directors for fiscal 2006.

Director Compensation

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($)(1) (c)	Total ($) (h)
Margaret Jordan(2)	$43,000	$31,500	$74,500
William E. Mayer(3)	$45,000	$49,500	$94,500
David V. Milligan, Ph.D.(4)	$43,000	$130,500	$173,500
Richard Pops(5)	$24,583	$4,500	$29,083
Michael A. Rocca(6)	$55,500	$49,500	$105,000
James C. Smith(7)	$47,000	$130,500	$177,500
Michael B. Solomon(8)	$48,000	$130,500	$178,500
August M. Watanabe(9)	$41,000	$130,500	$171,500
Fred B. Craves, Ph.D.(10)	—	$130,500	$130,500
Mark S. Hoplamazian(11)	—	$130,500	$130,500

Footnotes to Director Compensation Table

(1)
Amounts in this column represent the dollar amount recognized for financial statement reporting purposes with respect to restricted stock grants under FAS 123R, calculated as required by SEC rules disregarding the impact of estimated forfeitures and using the assumptions set forth in Note 2 to the consolidated financial statements.

(2)
Ms. Jordan held a total of 18,500 restricted shares at December 31, 2006. The grant date fair value of her restricted share grants during 2006 was $333,000.

(3)
Mr. Mayer held a total of 20,500 restricted shares at December 31, 2006. The grant date fair value of his restricted share grants during 2006 was $369,000.

(4)
Dr. Milligan held a total of 15,500 outstanding stock options and 12,000 restricted shares at December 31, 2006. The grant date fair value of his restricted share grants during 2006 was $216,000. All options held by Mr. Milligan were granted prior to 2006 as a result of his previous service on the board of directors and are fully vested.

(5)
Mr. Pops was reappointed to our board of directors on June 6, 2006. Mr. Pops had previously served as a director on our board of directors from December 2001 to May 2005. Mr. Pops received a pro-rated restricted share grant of 500 shares upon rejoining the board of directors. The grant date fair value of his restricted share grant was $9,000. Mr. Pops also holds a total of 10,750 fully vested options granted in previous years as a result of his prior service on the board of directors. Pursuant to an agreement between Mr. Pops and Alkermes, Inc., all compensation received by Mr. Pops for his service as our director is received on behalf of Alkermes. The other directors served for all of fiscal 2006.

(6)
Mr. Rocca held a total of 20,500 restricted shares at December 31, 2006. The grant date fair value of his restricted share grants during 2006 was $369,000.

(7)
Mr. Smith held a total of 35,000 outstanding stock options and 12,000 restricted shares at December 31, 2006. The grant date fair value of his restricted share grants during 2006 was $216,000. All options held by Mr. Smith were granted prior to 2006 as a result of his previous service on the board of directors and are fully vested.

(8)
Mr. Solomon held a total of 37,500 outstanding stock options and 12,000 restricted shares at December 31, 2006. The grant date fair value of his restricted share grants during 2006 was $216,000. All options held by Mr. Solomon were granted prior to 2006 as a result of his previous service on the board of directors and are fully vested.

(9)
Dr. Watanabe held a total of 35,000 outstanding stock options and 12,000 restricted shares at December 31, 2006. The grant date fair value of his restricted share grants during 2006 was $216,000. All options held by Dr. Watanabe were granted prior to 2006 as a result of his previous service on the board of directors and are fully vested.

(10)
Through December 31, 2006, Dr. Craves had elected not to receive cash consideration for his service on the board of directors. Dr. Craves held a total of 15,500 outstanding stock options and 12,000 restricted shares at December 31, 2006. The grant date fair value of his restricted share grants during 2006 was $216,000. All options held by Dr. Craves were granted prior to 2006 as a result of his previous service on the board of directors and are fully vested.

(11)
Through December 31, 2006, Mr. Hoplamazian had elected not to receive cash consideration for his service on the board of directors. Mr. Hoplamazian held a total of 18,000 outstanding stock options and 12,000 restricted shares at December 31, 2006. The grant date fair value of his restricted share grants during 2006 was $216,000. All options held by Mr. Hoplamazian were granted prior to 2006 as a result of his previous service on the board of directors and are fully vested.

COMPENSATION DISCUSSION AND ANALYSIS

          The following discussion and analysis of compensation arrangements of our named executive officers for 2006 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Philosophy and Overview of Compensation

          Our executive compensation philosophy is intended to provide compensation opportunities that:

  •
  Attract and retain individuals of superior ability and managerial talent;

  •
  Ensure senior officer compensation is aligned with our corporate strategies, business objectives and the long-term interests of our stockholders;

  •
  Increase the incentive to achieve key strategic and financial performance measures by linking incentive award opportunities to the achievement of performance goals in these areas; and

  •
  Enhance the officers' incentive to increase our stock price and maximize stockholder value, as well as promote retention of key people, by providing a portion of total compensation opportunities for senior management in the form of direct ownership in Reliant through restricted stock and stock options.

Total Compensation

          The compensation package offered to each executive officer comprises the following elements:

  •
  Base salary;

  •
  Annual variable performance bonus awards payable in cash;

  •
  Discretionary long-term equity incentive awards; and

  •
  Employee benefits and perquisites.

These elements are described in more detail below.

The Role of the Compensation Committee

          The compensation committee has the primary authority to determine our compensation philosophy and to establish compensation for our executive officers. In determining each level of compensation and the total remuneration of our executive officers, the compensation committee reviewed a variety of reference sources as discussed below.

          Our Chief Executive Officer aids the compensation committee by providing annual recommendations regarding the compensation of all executive officers, other than himself. The performance of our Chief Executive Officer and senior executive management team as a group is reviewed annually by the compensation committee.

          The compensation levels for each of our NEOs was generally established at the time the NEO was hired by Reliant. In determining the compensation levels, the compensation committee considered the individual's compensation at his prior place of employment, the compensation levels of other executive officers at Reliant with a goal of achieving internal pay consistency and the committee's past experiences with the hiring of key executives. An individual executive's level of responsibility and his or her years of experience were additional factors considered by the compensation committee. Salaries are increased on an annual basis based on what the compensation committee perceives to be market level raises and to reflect any changes in duties and responsibilities.

          We compete with many larger companies for top executive talent. The compensation committee seeks to award compensation at a level that will attract talent away from our competitors, which includes larger public companies with the ability to provide greater stock compensation, deferred compensation and other incentives. Variations in cash compensation may occur as dictated by the experience level of the individual and market factors such as:

  •
  our proximity to the New York metropolitan area which generally requires higher salaries to attract talent,

  •
  our proximity to the U.S. headquarters and operations of many pharmaceutical companies, which also may require us to pay higher salaries in order to attract talent, and

  •
  the general performance of the pharmaceutical sector, which may increase the supply or demand for talented employees in the marketplace.

          In addition, actual cash compensation may vary due to the amount, if any, of annual cash bonus an executive receives. As discussed below the bonus amount has been discretionary based on the compensation committee's subjective determination of our overall performance and each executive's individual performance.

Base Compensation

          As discussed above, we provide our NEOs with a base salary to compensate them for services rendered during the fiscal year. Base salary ranges for our NEOs are determined for each executive based on his or her position of responsibility and by using market data, but may vary based on:

  •
  industry experience, knowledge and qualifications;

  •
  the salary levels in effect for comparable positions within our peer group and competitors; and

  •
  internal comparability considerations.

          Salary levels are typically considered annually as part of our performance review process as well as upon a promotion or other change in job responsibility. Merit-based increases to salaries of our NEOs are based on the performance of each executive officer (other than the Chief Executive Officer) as well as market positioning considerations, as assessed by the Chief Executive Officer and approved by the compensation committee. The compensation committee assesses these same factors with respect to the Chief Executive Officer.

Annual Cash Bonus Compensation

          We do not have any formal bonus program with specified performance targets, which if met would result in a formula bonus payout to our NEOs. Rather, the compensation committee, in its discretion, after reviewing our overall financial performance and our performance with respect to our business plan, establishes a bonus pool, which is allocated by our Chief Executive Officer among all employees, other than himself, without the requirement of further compensation committee approval. Our Chief Executive Officer then recommends to the compensation committee the bonus levels for our executive officers and the final bonus is determined by the compensation committee based on its subjective assessment of the executive's performance. Based on the amount of executive officer bonuses approved by the compensation committee, the approved bonus pool is expanded or contracted accordingly. Our Chief Executive Officer's bonus is determined in the sole subjective discretion of the compensation committee based on its subjective assessment of his performance, our overall financial performance and our performance with respect to our business plan. Bonuses for 2007 will be determined in the same manner. However, in 2007 we have initiated a review of our compensation practices. Such review has not been completed and at this time the compensation committee has made no decisions regarding any of our compensation practices. Accordingly, we may re-evaluate our bonus practices for future years.

          The compensation committee historically has set general guidelines based on our business plan, as to areas of performance it may take into consideration when determining bonuses. However, no such guidelines were set for 2007. In 2006 the general guidelines included the following objectives:

  •
  Completion of response to November 2004 FDA Lovaza approvable letter;

  •
  Execution of certain clinical/regulatory activities relating to Lovaza;

  •
  Completion of Sarbanes-Oxley compliance to permit IPO or Equity/Debt financing;

  •
  Achievement of budgeted net sales target;

  •
  Achievement of positive cash flow;

  •
  Acquisition of patent protected fenofibrate product;

  •
  Resolve DynaCirc CR manufacturing issues;

  •
  Obtain successful bio-equivalent study outcome with respect to Propranolol LA; and

  •
  Develop senior level succession plan.

          Based on the fact that we started to produce net income in the second quarter of 2006 and had stronger balance sheet and cash positions than in prior years, as well as meeting certain other objectives for 2006, the compensation committee approved a bonus pool of $5.2 million for 2006. The compensation committee delegated to Dr. Mario the responsibility for allocating bonuses to employees, including the other NEOs from such bonus pool. Dr. Mario established guidelines for allocating the bonus pool as a means of fairly distributing the bonus pool among various levels of employees. Under these guidelines, the other NEOs bonuses were targeted between 50-75% of their salary. However, as these were just guidelines, actual bonuses paid could be more or less than the targeted amount. In fact, based on Dr. Mario's subjective assessment of their individual performance, Messrs. Angotti, Butler and Zakrewski and Dr. Ketchum's 2006 bonuses represented 75% of their annualized salary, and Mr. Ferguson's was approximately 86% of his annualized salary.

          In November 2005, we entered into the amended employment agreement with Dr. Mario, which increased both his salary and bonus potential, but with a greater emphasis on bonus based on our financial performance. This emphasis on bonus was reflective of our cash constraints at such time.

          In 2006, once our cash constraints were eased, the compensation committee approved an increase of Dr. Mario's salary from $600,000 to $800,000 and to decrease his bonus objective from 165% to 100% of salary. However, his employment agreement was not formally amended to reflect those changes. Dr. Mario's bonus for 2006 was 100% of his base salary, and was based on the compensation committee's subjective determination of his overall performance based on the general guidelines, as well as the overall financial performance of the company, including its stronger balance sheet and positive cash flow beginning in the second quarter of 2006.

          See the Summary Compensation Table for the actual bonus awards for each NEO for the year ended December 31, 2006.

          We maintain an Executive Bonus Plan, in which our senior executive officers are eligible to participate, as selected by the compensation committee. The Executive Bonus Plan was adopted as a means of providing deductible bonus compensation under Section 162(m) of the Internal Revenue Code, as amended after we become a public company. To date we have not paid any bonuses under such plan and do not intend to do so until after we become a public company.

          Under the terms of the Executive Bonus Plan, a participant may receive a bonus payment under the plan based upon the attainment of performance objectives which are established by the compensation committee in advance and relate to one or more of the following corporate business criteria: (i) net operating income (either before or after interest, taxes, depreciation and amortization), (ii) economic value-added (as determined by the compensation committee), (iii) sales or revenue, (iv) net income (either before or after taxes), (v) cash flow (including, but not limited to, operating cash flow and free cash flow), (vi) return on capital, (vii) return on invested capital, (viii) return on stockholders' equity, (ix) return on assets, (x) stockholder return, (xi) return on sales, (xii) gross or net profit margin, (xiii) productivity, (xiv) expense, (xv) operating margin, (xvi) operating efficiency, (xvii) customer satisfaction, (xviii) working capital efficiency, (xix) earnings per share, (xx) price per share of common stock, (xxi) market share, (xxii) gross profit and (xxiii) gross profit margin, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.

          The compensation committee may also, in its discretion, set additional conditions and terms for the payment of bonuses, including the achievement of other financial, strategic or individual goals, which may be objective or subjective, as it deems appropriate. Performance objectives may be set for performance periods of one, two or three fiscal years. Unless such requirement is waived by the compensation committee, a participant must be employed on the last day of the performance period in order to receive a bonus for that performance period.

          The compensation committee may, in its discretion, reduce the amount of bonus otherwise payable to a participant under any previously established bonus formula. However, the compensation committee has no discretion to increase the amount of a participant's bonus above the formula amount. In no event will a bonus payable to any participant under the Executive Bonus Plan with respect to any performance period exceed $2,000,000.

          Bonuses under the Executive Bonus Plan may be paid in cash or the equivalent value of our common stock as determined by the compensation committee at the time the bonus is awarded. If paid in our common stock, the administrator may impose additional vesting or other similar restrictions on such stock; however, any such vesting restrictions may not exceed a period of four years.

Discretionary Long-Term Equity Incentive Awards

          Our executive officers, along with all of our other employees, are eligible to receive periodic awards of stock options. These awards are generally granted on an annual basis, in the first fiscal quarter, after the determination of our financial performance for the prior fiscal year. The amount of the award is based on the current salary grade of the employee. Otherwise we do not analyze the proportion that equity compensation grants represent as either a proportion of cash or total compensation. The compensation committee determines and approves all annual awards of stock options. Additional grants, other than the annual award to executives and non-executives, may be made following a significant change in job responsibility or in recognition of a significant achievement.

          In January 2006, Messrs. Ferguson, Angotti, Zakrzewski and Ketchum received restricted stock grants of 30,000, 12,500, 5,000 and 5,000 shares, respectively. Such grants were made in lieu of cash bonuses for 2005 due to our cash constraints at such time. In March 2006, Messrs. Angotti and Ketchum also received grants of stock options to purchase 10,000 shares each as part of the annual equity grant to all employees. The level of each NEO's restricted stock grant was determined based on the recommendations of Dr. Mario based on his subjective determination of each executive's performance, other than Mr. Butler.

          Restricted stock was granted in 2006 to executive officers, as we believe it more efficiently uses shares than options to provide the same long-term value, and we did not have sufficient shares under our equity incentive plans at that time to make option grants to our executive officers as well as the normal annual grants to all other employees. In addition, the compensation committee wanted to reward executives for their continued efforts and encourage them to remain with the company. The compensation committee determined that those objectives would best be served by grants of restricted stock with four years annual time based vesting.

          Mr. Butler's grant of 15,000 shares of restricted stock was separately negotiated, as he was scheduled to retire in 2006. His grant was intended to incentivize him to find, train and successfully transition leadership to a successor. Accordingly, although his grant vested over the normal four years, if he remained employed through September 30, 2006, and successfully identified, trained and transitioned leadership to a successor, as determined in the discretion of the compensation committee, then his restricted stock grant would fully vest upon his retirement, death or disability. If he did not accomplish those goals, then his restricted stock would be forfeited if he retired before it was normally scheduled to vest.

          Dr. Mario received no grants in 2006 as he previously received additional equity grants in November 2005 in connection with the amendment of his employment agreement.

          See Grants of Plan Based Awards table for number of shares subject to option and restricted stock grants for each named executive officer in 2006.

          Stock options granted under the various stock plans generally have a four year vesting schedule designed to provide an incentive for continued employment. The options generally expire ten years from the date of the grant. This provides a reasonable time frame during which executive officers and other employees who receive grants can benefit from the appreciation of our shares. The exercise price of options is typically set at 100% of the fair market value of the underlying stock on the date of grant.

One-time Retention Incentives

          In July 2006, we entered into letter agreements with a number of our key employees, including each of the NEOs except Dr. Mario and Mr. Butler. These agreements were implemented as additional incentives for these key employees to remain employed in good standing in light of Dr. Mario's anticipated resignation as our Chief Executive Officer, and the resulting search for a new chief executive officer, which resulted in the hiring of Dr. Sheares. The agreements provided for certain retention or stay bonus payments in cash if such employee remains employed, with specified conditions, through July 31, 2007. Under these agreements, Messrs. Ferguson, Angotti and Dr. Ketchum received $350,000, $250,000 and $250,000, respectively, for continuing employment with us through July 31, 2007. These agreements also provide for severance benefits, consisting of one year's base salary and medical benefit continuation, should such employee be terminated by us without cause or if such employee leaves our employment for good reason during the benefit period. Additionally, these agreements provide for an extension of the period in which the individual may exercise stock options post-termination if their employment was so terminated prior to January 31, 2008.

          The compensation committee determined that these agreements were necessary to retain Messrs. Ferguson, Angotti and Dr. Ketchum in a period of uncertainty involving, succession planning and the search for and hiring of a new chief executive officer. Each of these executive's positions could have been or could be significantly impacted by a change in chief executive officer. In particular, Mr. Angotti had no other severance protection. Accordingly the agreements were designed to provide both a retention incentive through the bonus payable at July 31, 2007 if they remained employed, and to provide severance protection in the event that the executive's employment was terminated by the new chief executive officer. The level of benefits was suggested by Dr. Mario and reviewed and approved by the compensation committee as being appropriate based on their knowledge of the pharmaceutical industry and general compensation practices. The agreements provided such protection only through January 31, 2008, as it was anticipated that a new chief executive officer would be hired and any decisions regarding his executive staffing would be completed by such time.

          Mr. Butler did not receive an agreement as he was already scheduled to retire in September of 2006 and the compensation committee did not perceive any need for a retention incentive.

Other Elements of Compensation and Perquisites

          In order to attract, retain and pay market levels of compensation, upon their employment with us we provide our NEOs relocation benefits, including a housing allowance, in addition to receiving benefits available to all of our employees. The allowance is intended to partially defray the additional cost of housing in the New Jersey area as compared to the executive's prior housing costs.

Employment Agreements and Severance Payments

          We have entered into employment agreements with our executive officers at the time of their initial hire setting forth their initial base salary, bonus potential and setting forth any severance that is payable. Some of those agreements have been amended and renegotiated. All of these agreements were individually negotiated and therefore are not always consistent in the salary levels, bonus potentials and severance terms. In part, this is as a result of the growth and development of the company and its human resource practices over time, with agreements entered into earlier being less uniform than agreements entered into more recently. Additionally, the differences in agreements is reflective of the competitive market for the executive's talent and what was necessary for us to pay in compensation in order to attract and retain such individual.

Dr. Mario

          In November 2005, but effective as of July 1, 2005, we entered into a three year employment agreement, as amended, with our then Chairman and CEO, Dr. Ernest Mario. In setting Dr. Mario's compensation, the compensation committee sought to tie a significant percentage of his compensation to our long-term goals and included the following principal elements of compensation:

  •
  base salary, initially at $600,000 per year in 2005;

  •
  a performance bonus opportunity up to a maximum of 165% of salary;

  •
  a stock option grant of options to purchase 200,000 shares of our common stock, vesting over four years;

  •
  a restricted stock grant of 425,000 shares of restricted common stock, vesting annually over three years beginning July 1, 2006;

  •
  housing near our corporate headquarters in Liberty Corner, New Jersey;

  •
  personal and business use of our aircraft; and

  •
  the use of car service for business-related transportation, including to and from his primary residence.

Additionally, in the event that a liquidity event, as defined, had not occurred before June 30, 2008 and either (i) Dr. Mario was employed on June 30, 2008, or (ii) Dr. Mario's employment had been terminated by us without cause or by Dr. Mario for good reason, then effective as of July 1, 2008 we were obligated to grant and issue to Dr. Mario 333,000 shares of restricted common stock, which shares would be fully vested.

          In the event of a transaction during the employment period resulting in a change of control, Dr. Mario was entitled to a bonus equal to 1.0% of the net proceeds actually received by our stockholders in connection with such liquidity event with respect to their capital stock.

          The agreement was terminable either by us or Dr. Mario at any time upon at least 30 days' notice. If we terminated the agreement without cause or if Dr. Mario terminated the agreement for good reason, the restricted stock and all of Dr. Mario's options would vest and he would be entitled to any accrued but unpaid salary through the date of termination, as well as his grant of 333,000 shares of common stock on June 30, 2008.

          In April 2006, the Board and Dr. Mario agreed to a successor planning process for Dr. Mario, including a CEO search process. As a result, effective January 15, 2007, Dr. Mario resigned as our Chief Executive Officer, but continued as our Chairman of the board of directors until June 30, 2007.

          Dr. Mario terminated his employment with us and resigned as one of our directors effective June 30, 2007. In connection with Dr. Mario's termination of employment with us, we entered into a separation agreement with him. Dr. Mario would not have been entitled to any severance or other benefits under his employment agreement upon his voluntary resignation. However, since his separation from the company was a mutual decision, the Board and Dr. Mario agreed that this separation agreement would provide Dr. Mario with the economic equivalent of what he would have received if he had remained employed through the expiration of his employment agreement on June 30, 2008, and received bonuses at 100% of his base salary. In exchange, Dr. Mario would release us from all claims, covenant not to sue us with respect to any released claims, and cooperate in any legal matters involving us about which he had personal knowledge. Accordingly, such separation agreement provided for the following payments and benefits:

  •
  Cash payments of $1.25 million payable in 24 equal installments paid in accordance with our normal payroll practices beginning on July 15, 2007. This cash payment, along with the value of the aircraft transferred as described below, equals the amount of cash salary and bonus at 100% of salary, that Dr. Mario would have received if he remained employed through June 30, 2008. These payments were structured to be made over the same two year period;

  •
  The 949,936 vested options to purchase our common stock at $20.00 per share will remain exercisable until their respective expiration dates. If not extended, Dr. Mario would have been required to exercise 749,936 of these options within 30 days of his termination or they would have expired. Accordingly, the exercise of 749,936 options to purchase shares of our common stock were extended so as not to disadvantage him and force him to exercise the options;

  •
  In the event a transaction resulting in a change of control occurs prior to July 1, 2008, Dr. Mario will be entitled to receive a bonus equal to 1.0% of the net proceeds actually received by our stockholders in connection with such liquidity event with respect to their capital stock; provided, that if such a liquidity event does not occur before June 30, 2008, Dr. Mario shall receive 333,000 shares of fully vested restricted common stock, which shares shall be transferable upon grant. In the event that any portion of the payment constitutes an "excess parachute payment" within the meaning of Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended, Dr. Mario is entitled to receive an additional amount equal to 20% of such excess parachute payment. This is equivalent to what Dr. Mario would have received if he remained employed through June 30, 2008, or was terminated without cause under his employment agreement;

  •
  The assignment to Dr. Mario of our 3/16th NetJets fractional ownership interest, valued at $1.4 million, in a Citation Excel aircraft. Dr. Mario was interested in retaining use of the aircraft. Accordingly, the Board determined that transferring the aircraft to Dr. Mario in lieu of additional severance was economically advantageous to the company, as it reduced the amount of cash payable to him; and

  •
  A stock grant of 425,000 shares of our common stock, which will be granted upon the earlier of January 31, 2009 or a transaction resulting in a change of control. Dr. Mario forfeited 425,000 shares of restricted stock according to their terms upon termination of his employment. Under the tax laws, it was not possible to allow Dr. Mario to continue vesting in these shares of restricted stock as he would if he remained employed under his employment agreement without him incurring tax. Accordingly, in order to put him in the same economic position, we agreed to grant him an equivalent number of shares in the future.

          We are not obligated to make the payments described above if Dr. Mario breaches the agreement in any material way. Additionally, in specified breach situations, Dr. Mario is obligated to repay us for all amounts previously paid under the agreement in excess of $100.

Dr. Sheares

          On January 15, 2007, we announced the appointment of Bradley T. Sheares, Ph.D. as Chief Executive Officer and director. We have entered into a five year employment agreement with Dr. Sheares. His employment agreement includes the following principal elements of compensation:

  •
  an annual base salary of $1,000,000;

  •
  a performance bonus opportunity with a target of 100% of salary, up to a maximum of 150%;

  •
  a stock option grant of 400,000 shares of our common stock at an exercise price at $22, vesting annually over four years;

  •
  a stock option grant of 100,000 shares of our common stock at an exercise price at $22, vesting in 20,000 share increments annually over five years based upon achievement of performance targets set each year by the compensation committee. For 2007, options for 10,000 shares of our common stock will vest based on achievement of a net product sales target for Lovaza between July 1, 2007 and June 30, 2008, and 10,000 shares of our common stock will vest based on an EBITDA target for the same period. If such targets are not met, the options will not vest and will be forfeited. No performance targets have been set for any other years but will be determined each year by the compensation committee with Dr. Sheares no later than January 31 of each year;

  •
  a restricted stock grant of 200,000 shares of restricted common stock, vesting annually over four years;

  •
  housing near our corporate headquarters in Liberty Corner, New Jersey; and

  •
  the use of car service for business-related transportation, including to and from his primary residence.

          If the agreement is terminated prior to a change of control or following the six month anniversary of the consummation of a change of control, Dr. Sheares is entitled to a lump sum payment equal to two times his base salary as in effect on the date of termination. If a change of control occurs within the three month period after the termination date, Dr. Sheares shall be paid an additional lump sum payment equal to his base salary as in effect on the termination date. If the agreement is terminated on or within six months after a change of control, Dr. Sheares will be entitled to a lump sum payment equal to three times his base salary as in effect on the date of termination. Upon a change of control, all options granted under the agreement (other than the 100,000 options that vest upon the achievement of performance targets) and restricted shares granted under the agreement shall become fully vested and exercisable.

          All stock options (other than the 100,000 options that vest upon the achievement of performance targets) and restricted shares granted under the agreement that are non-exercisable or non-vested, as applicable, on any termination date (other than in connection with a change of control) shall become exercisable and vested on the termination date to the extent the options and/or restricted shares would have become exercisable and vested had Dr. Sheares remained continuously employed through the second anniversary of such termination date.

          If the agreement is terminated prior to a change of control, Dr. Sheares will be entitled to continue participation in our group health plan for 24 months following the termination date. If the agreement is terminated on or after a change of control, Dr. Sheares shall be entitled to continue participation in our group health plan for 36 months following the termination date. Upon his employment, Dr. Sheares elected not to participate in our group health plan.

          In the event we provide (i) written notice at least six months before the fifth anniversary of the effective date of his employment, or (ii) written notice at least six months before any subsequent anniversary of the effective date of his employment thereafter of our intent not to extend the employment period for an additional one-year term, Dr. Sheares shall be entitled to a lump sum payment equal to his base salary on the termination date.

Mr. Ferguson

          In January 2005, we entered into an at-will employment agreement with Robert R. Ferguson III as our Chief Financial Officer. Under that agreement, Mr. Ferguson is entitled to receive:

  •
  an annualized base salary ($325,000 in 2005);

  •
  a bonus potential of up to 60% of his base salary; and

  •
  a grant of options to purchase 200,000 shares of common stock, with an exercise price of $20.00 per share, which vest annually over four years.

Mr. Ferguson's employment may be terminated by us at any time. However, in the event we terminate him without cause or if he terminates with good reason, he is entitled to receive one year's salary as severance, payable over twelve months, and continued medical coverage for one year.

Dr. Ketchum

          In April 2005, we entered into an at-will employment agreement with Steven B. Ketchum, Ph.D. as our Senior Vice President, Research and Development and Medical Affairs. Under this agreement, Dr. Ketchum is entitled to receive:

  •
  an annualized base salary ($300,000 during 2005);

  •
  a bonus potential of up to 70% of his base salary;

  •
  a one-time signing bonus of $100,000; and

  •
  a grant of options to purchase 200,000 shares of common stock, with an exercise price of $20.00 per share, which vest annually over four years.

Dr. Ketchum's employment may be terminated by us at any time. However, in the event we terminate him without cause, he is entitled to receive one year's salary as severance, payable over twelve months, and continued medical coverage for one year.

Mr. Garrambone

          In April 2007, we entered into an at-will employment agreement with Peter L. Garrambone as our Senior Vice President, Business Development. Under this agreement, Mr. Garrambone is entitled to receive:

  •
  an annualized base salary ($350,000 during 2007);

  •
  a bonus potential of up to 75% of his base salary;

  •
  a grant of options to purchase 90,000 shares of common stock, with an exercise price of $22.00 per share, which vest annually over four years; and

  •
  10,000 shares of restricted stock, which vest annually over four years.

Mr. Garrambone's employment may be terminated by us at any time. However, in the event we terminate him without cause, he is entitled to receive one year's salary as severance, payable over twelve months, and continued medical coverage for one year.

Mr. Pomerantz

          In March 2007, we entered into an at-will employment agreement with Eric P. Pomerantz as General Counsel and Secretary. Under this agreement, Mr. Pomerantz is entitled to receive:

  •
  an annualized base salary ($350,000 during 2007);

  •
  a bonus potential of up to 75% of his base salary;

  •
  a one-time signing bonus of $50,000;

  •
  a grant of options to purchase 90,000 shares of common stock, with an exercise price of $22.00 per share, which vest annually over four years; and

  •
  10,000 shares of restricted stock, which vest annually over four years.

Mr. Pomerantz' employment may be terminated by us at any time. However, in the event we terminate him without cause, he is entitled to receive one year's salary as severance, payable over twelve months, and continued medical coverage for one year.

Mr. Zakrzewski

          In January 2005, we entered into an at-will employment agreement with Joseph S. Zakrzewski as our Chief Operating Officer. Under this agreement, Mr. Zakrzewski was entitled to receive:

  •
  an annualized base salary ($450,000 in 2005);

  •
  a bonus potential of up to 75% of his base salary; and

  •
  a grant of options to purchase 300,000 shares of common stock, with an exercise price of $20.00 per share, which vest annually over four years.

          If Mr. Zakrzewski's employment was terminated by us without cause or by him for good reason, as each are defined in his agreement, and provided he executed a release of claims, he would be entitled to receive one year salary as severance and continued medical coverage for one year.

          If prior to the first year anniversary of Mr. Zakrzewski's employment, a change in control occurred at a price per share of less than $26.67, we were obligated to pay Mr. Zakrzewski an incremental amount not to exceed $2,000,000 (equal to the product of (i) 300,000 and (ii) the difference between $26.67 and the change of control price). If a change in control occurred at a price per share of less than $23.33 after the first anniversary but prior to the second anniversary of Mr. Zakrzewski's employment, we were obligated to pay Mr. Zakrzewski an incremental amount not to exceed $1,000,000 (equal to the product of (i) 300,000 and (ii) the difference between $23.33 and the change of control price). The change-of-control provisions of Mr. Zakrzewski's employment agreement expired in January 2007.

          During the first quarter of 2007, it was mutually agreed that Mr. Zakrzewski would leave the company. Accordingly, Mr. Zakrzewski resigned effective April 30, 2007. Under the terms of his employment agreement he would not have been entitled to any severance upon his voluntary resignation. However, since his termination was by mutual consent, we agreed to enter into a separation agreement which would provide him with the benefits he would have received under his employment agreement and the one-time retention agreement discussed above. Such separation agreement provides for the following payments and benefits:

  •
  In addition to payment of all compensation through Mr. Zakrzewski's termination date of April 30, 2007, he is entitled to any unused vacation pay, and cash payments totaling $965,000, payable as follows:

  •
  $500,000 payable in 24 installments over a twelve-month period beginning May 15, 2007. This is essentially his one year severance, plus an additional month's salary to account for the short notice associated with his departure. Under his employment agreement he would have received $460,000 payable over one year;

  •
  $350,000 payable in two installments on May 15, 2007 and August 1, 2007. This is the amount of retention bonus he would have received under his one-time retention agreement; and

  •
  $115,000 lump sum payment to be paid on or prior to March 15, 2008. This is the equivalent of a pro rata bonus for 2007 at 75% of his base salary.

  •
  Continued medical and dental coverage for Mr. Zakrzewski and his dependents under our group health plans at no cost until the earlier of April 30, 2008 or the date Mr. Zakrzewski becomes covered under any other health plan or policy. This is consistent with what he would have received under his employment agreement if he had been terminated without cause.

  •
  Extension of the exercise period of his 150,000 vested options as of April 30, 2007, such that (i) 50,000 vested options shall be exercisable at any time during the remainder of their ten-year term; (ii) 25,000 vested options must be exercised on or after January 1, 2008, but on or before December 31, 2008; (iii) 25,000 vested options must be exercised on or after January 1, 2009, but on or before December 31, 2009; (iv) 25,000 vested options must be exercised on or after January 1, 2010, but on or before December 31, 2010; and (v) 25,000 vested options must be exercised on or after January 1, 2011, but on or before December 31, 2011. This provides Mr. Zakrzewski with the same benefits he would have received under his retention agreement.

          At the time of Mr. Zakrzewski's termination it was unclear whether extension of his option would result in a deferral of compensation under Section 409A of the Internal Revenue Code. The option exercise periods were therefore structured in order to make the option exercises compliant with Section 409A of the Internal Revenue Code. If such option extension did result in a deferral of compensation, and the option exercises did not comply with Section 409A of the Internal Revenue Code, then Mr. Zakrzewski would be subject to an additional 20% excise tax on his options.

          In exchange for such payments and benefits, Mr. Zakrzewski executed a general release of all claims he may have had against us and agreed not to sue us with respect to any released claims. In addition, Mr. Zakrzewski agreed to cooperate in any legal matters involving us about which he has personal knowledge. We are not obligated to make the payments described above if Mr. Zakrzewski breaches the agreement in any material way. Additionally, in specified breach situations, Mr. Zakrzewski is obligated to repay us for all amounts previously paid under the agreement in excess of $100.

Mr. Butler

          In September 2003, we entered into an at-will employment agreement with James R. Butler as Executive Director, Field Force Strategies. In September 2005, we promoted Mr. Butler to Senior Vice President — Sales and Marketing. Under this agreement, Mr. Butler was entitled to receive:

  •
  an annualized base salary ($150,000 in 2004; $250,000 effective September 2005 and $350,000 effective December 2005);

  •
  a bonus potential of up to 75% of his base salary;

  •
  a one-time signing bonus of $30,000; and

  •
  a grant of options to purchase 8,000 shares of common stock, with an exercise price of $20.00 per share, which vest annually over four years.

Mr. Butler retired as our Senior Vice President — Sales and Marketing effective September 30, 2006. We entered into a nine-month consulting agreement with Mr. Butler effective October 1, 2006. Under this agreement, Mr. Butler was entitled to receive $22,000 per month throughout the term of the agreement. Mr. Butler's options continued to vest until termination of his consulting agreement on June 30, 2007, at which time he had 30 days to exercise his outstanding vested options.

Vesting Upon Change of Control

  Options

          Our equity incentive plans, as amended, provide for certain vesting of options in the event of a change in control. Generally, for employees below senior vice president, 50% of all existing unvested options vest upon a change of control and the remaining 50% vest if, within the 12 month period following the change of control, the employee (a) has his/her base compensation lowered by more than 15%; (b) has a material reduction in his/her duties and responsibilities; (c) has a substantive reduction in title other than as apart of a change in titles across departments or across all executive officers; (d) is terminated by us other than for cause; or (e) is relocated more than 50 miles from his/her current location of employment for more than one year. For senior vice presidents and above other than our Chief Executive Officer (including all of our named executive officers other than Dr. Sheares) and two other non-executive officers, all unvested options vest upon a change of control, all options granted under Dr. Sheares employment agreement (other than the 100,000 options that vest upon the achievement of performance targets) vest upon a change of control.

          The Board determined that most employees' positions below the senior vice president level were less likely to be impacted by a change in control, and therefore full vesting upon change in control was not necessary. Rather, such employees would benefit from a change in control, only to the extent of one half of their options. However, if these employees were terminated within 12 months of a change in control, either in a non-cause termination or constructively, then they should receive the benefit of their options and fully vest. The Board determined that senior vice presidents and above, as well as two non-executive officers would be significantly at risk in a change in control and such individuals would be substantially involved with and/or key to any change in control process. Accordingly, the Board wanted to reward such individuals with full vesting in the event of a change in control. With respect to the 100,000 options granted to Dr. Sheares that vest upon the achievement of performance targets, the compensation committee intended these options to reward superior operating performance and therefore determined that these options should not vest as a result of a change of control.

  Restricted Stock

          For all employees other than our Chief Executive Officer, 50% of all existing unvested restricted stock vest upon a change of control and the remaining 50% vest if, within the 12 month period following the change of control, the employee (a) has his/her base compensation lowered by more than 15%; (b) has a material reduction in his/her duties and responsibilities; (c) has a substantial reduction in title other than as part of a change in titles across departments or across all executive officers; (d) is terminated by us other than for cause; or (e) is relocated more than 50 miles from his/her current location of employment for more than one year. All of Dr. Sheares' restricted shares granted under his employment agreement fully vest upon a change of control.

  Stock Appreciation Rights

          Under the terms of our stock appreciation rights plans, all stock appreciation rights held by active employees will fully vest and become exercisable upon a change in control, unless the stock appreciation rights are assumed in the change in control. If the stock appreciation rights are assumed in the change in control, they continue to vest and become exercisable in the normal course.

Policies with Respect to Equity Compensation Awards

          We grant all equity incentive awards based on the fair market value as of the date of grant. In connection with each grant, the board of directors made a good faith determination of the fair value of our common stock as of the grant date. Such determination was made with the aid of periodic appraisals received from an independent valuation firm. Factors considered by the directors in establishing the fair value of the common stock at the various grant dates have included the following:

  •
  The significant risks associated with our early stage of development;

  •
  Available cash, financial condition and results of operations;

  •
  Operational and infrastructure issues;

  •
  The most recent sales of our convertible, redeemable preferred stock to unaffiliated third parties;

  •
  The preferential rights of the outstanding convertible, redeemable preferred stock with respect to liquidation preferences, voting control and anti-dilution rights and the rights (i.e., participation rights) to participate on an as if converted basis in distributions following a liquidation or sale once their liquidation preference is repaid;

  •
  The lack of a liquid market (and the time frame in which a liquid market was likely to develop) for our common stock and other securities;

  •
  Market conditions for life science company stocks in general;

  •
  Our revenues and losses at the relevant time;

  •
  The costs and results of clinical trials for our product candidates;

  •
  The uncertainty of clinical results for ongoing clinical trials and the importance of those trials to our business;

  •
  The number of our product candidates in-licensed; and

  •
  The regulatory status of the product candidates.

          Option awards under the compensation programs discussed above are made at regular compensation committee meetings and at special meetings as needed. For example, a special meeting may be called if a regular meeting is cancelled or following the annual performance review process. The effective date for such grants is the date of such meeting. We may also make grants of equity incentive awards at the discretion of the compensation committee or the board of directors in connection with the hiring or promotion of new NEOs and other key employees.

Policies Regarding Tax Deductibility of Compensation

          Within our performance-based compensation program, we aim to compensate our NEOs in a manner that is tax-effective. Because we are not currently a public registrant, Section 162(m) of the Code, which restricts the ability of publicly held companies to take a federal income tax deduction for compensation paid to certain of their executive officers to the extent that compensation exceeds $1.0 million in any fiscal year, does not apply. This limitation also does not apply to compensation that is performance-based. Once our registration statement becomes effective, we will be subject to certain transition rules under Section 162(m). We believe that our compensation programs have been designed to be compliant with Section 162(m).

Summary Compensation Table

          The total compensation paid to our Chief Executive Officer, Chief Financial Officer, each of our four most highly compensated executive officers for 2006 other than the Chief Executive Officer and Chief Financial Officer for services rendered in 2006 is summarized as follows:

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Stock Awards(2) ($)	Option Awards(2) ($)	All Other Compensation(3) ($)	Total ($)
Vincent J. Angotti, Senior Vice President — Sales and Marketing	2006	$275,000	$225,000	$56,250	$7,998	$18,287	$582,535
Robert R. Ferguson III, Chief Financial Officer	2006	$350,000	$300,000	$135,000	$—	$62,209	$847,209
Steven B. Ketchum, Ph.D., Senior Vice President — Research and Development and Medical Affairs	2006	$323,125	$225,000	$22,500	$7,998	$17,405	$596,028
James R. Butler, Former Senior Vice President — Sales and Marketing	2006	$262,500	$150,000	$270,000	$—	$98,138	$780,638
Ernest Mario, Ph.D., Former Chairman and CEO	2006	$716,667	$800,000	$2,550,000	$452,701	$228,972	$4,748,340
Joseph S. Zakrzewski, Former Chief Operating Officer	2006	$460,000	$350,000	$22,500	$—	$17,405	$849,905

Footnotes to Summary Compensation Table

(1)
Represents the annual discretionary cash bonus earned in 2006, but paid in 2007.

(2)
Represents the restricted stock and stock option expense for each NEO for fiscal 2006, determined under Statement of Financial Accounting Standards (SFAS) 123 (revised 2004), Share-Based Payment (SFAS 123R)). Effective January 1, 2006, we adopted SFAS 123(R) using the modified prospective transition method. Prior to January 1, 2006, we followed Accounting Principles Board (APB) Opinion 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for our stock-based compensation. Under APB 25, because the exercise price of our employee stock options equaled or exceeded the market price of the underlying stock on the date of grant, no compensation expense was recognized.

We have elected the modified prospective transition method for adopting SFAS 123R. Under this method, the provisions of SFAS 123R apply to all awards granted or modified after the date of adoption. In addition, the unrecognized expense of awards not yet vested at the date of adoption, determined under the original provisions of SFAS 123, shall be recognized in results from operations in the periods after the date of adoption. Results for prior periods have not been restated. The fair value of our stock options was estimated using the Minimum Value Method until May 20, 2005, when we filed our initial registration statement on Form S-1 (which was later withdrawn). The Minimum Value Method considers a number of variables, including the exercise price and the expected life of the option, the current price of the common stock, the expected dividend yield of the underlying common stock and the risk-free interest rate during the expected term of the option. Subsequent to May 20, 2005, the fair value of stock options was estimated using the Fair Value Method, which considers the variables used in the Minimum Value Method as well as stock volatility. No compensation expense will be recognized for awards in which the fair value was measured using the Minimum Value Method.

The fair value for options that were awarded to the directors and officers was estimated at the date of grant using the Black-Scholes option valuation model with the following weighted average assumptions:

	2006	2005
Dividend Yield	0.0%	0.0%
Volatility	55.0% to 57.3%	55.00%
Risk-free Interest Rate	4.3% to 4.8%	3.8% to 4.4%
Weighted Average Expected Life	5.1 to 6.3 years	5.1 to 5.3 years

The dividend yield is assumed to be zero as we do not anticipate dividend payments in the foreseeable future.

The risk-free interest rate is derived from the U.S. Treasury yield curve in effect at the time of grant.

The expected term of the options is the estimated weighted average period until exercise or cancellation of vested options (forfeited unvested options were not considered). Due to our limited history of stock option exercises, the expected life of the 2006 stock option grants is based on the plain vanilla method per SAB 107, Share-Based Payment, which represents the vesting period plus the grant life divided by 2.

Volatility is a measure of the expected amount of variability in the stock price over the expected life of an option expressed as a standard deviation. SFAS 123(R) requires an estimate of future volatility. Because there has been no public market for our common stock, in selecting this assumption, we used the historical volatility in the common stock price of a peer group over a period equal to the expected term.

(3)
Represents the following for each NEO:

For Dr. Mario, the amount represents $225,734 of incremental cost we incurred as a result of the personal use of the company's aircraft by Dr. Mario and his family. The incremental cost of Dr. Mario's personal use of the company's aircraft represents the actual amount invoiced to the company under its NetJets aircraft agreements for each of Dr. Mario's personal flights. Additionally, we paid $2,286 in life insurance premiums and $952 in disability premiums for the benefit of Dr. Mario. Dr. Mario does not participate in our medical insurance plan.

For Mr. Ferguson, the amount represents $36,500 of housing allowance, $12,392 of commuting expenses, $774 in life insurance premiums, $952 in disability premiums and $11,591 in medical insurance premiums.

  For Mr. Zakzrewski, the amount represents $180 in life insurance premiums, $952 in disability premiums and $16,273 in medical insurance premiums.

  For Mr. Angotti, the amount represents $162 in life insurance premiums, $952 in disability premiums, $16,273 in medical insurance premiums and $900 of taxes associated with our President's Club award trip.

  For Mr. Ketchum, the amount represents $180 in life insurance premiums, $952 in disability premiums and $16,273 in medical insurance premiums.

  For Mr. Butler, the amount represents $37,630 in relocation expenses, $21,111 in commuting expenses, $36,968 of taxes associated with such relocation and commuting expenses paid by us on Mr. Butler's behalf, $1,715 in life insurance premiums and $714 in disability premiums. Mr. Butler does not participate in our medical insurance plan.

Narrative to Summary Compensation Table

          See Compensation Discussion and Analysis above for complete description of compensation plans pursuant to which the amounts listed under the Summary Compensation Table and Grants of Plan-Based Awards Table were paid or awarded and the criteria for such payment.

Grants of Plan-Based Awards in Fiscal Year 2006

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units		All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/Share)		Grant Date Fair Value of Option or Restricted Stock Award(1)
Vincent J. Angotti	1/3/2006 3/24/2006	12,500 —		— 10,000	$	— 20.00	$ $	225,000 102,100
Robert R. Ferguson III	1/3/2006	30,000		—		—		$540,000
Steven B. Ketchum, Ph.D.	1/3/2006 3/24/2006	5,000 —		— 10,000	$	— 20.00	$ $	90,000 102,100
James R. Butler	1/3/2006	15,000	(2)	—		—		$270,000
Ernest Mario, Ph.D.	—	—		—		—		—
Joseph S. Zakrzewski	1/3/2006	5,000		—		—		$90,000

(1)
Grant date fair value as recognized for financial reporting purposes. See footnote 2 to Summary Compensation Table for discussion of assumptions used in calculating grant date fair value.

(2)
If Mr. Butler remains employed through September 30, 2006, and successfully identifies, trains and transitions leadership to a successor, as determined in the discretion of the compensation committee, then his restricted stock grant fully vests upon his retirement, death or disability. Otherwise Mr. Butler's grant vests annually over four years beginning on the date of grant.

Narrative to Grants of Plan-Based Awards Table

          See Compensation Discussion and Analysis above for a complete description of the options and restricted stock grants. Except as otherwise noted, all stock options and restricted stock grants vest over four years beginning on the grant date.

Outstanding Equity Awards at Fiscal Year-End

          The following table provides information on all restricted stock, stock option and SAR awards (if any) held by our NEOs as of December 31, 2006. All outstanding equity awards are in shares of our common stock.

	Options					Restricted Stock
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Option Exercise Price ($)		Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Vincent J. Angotti	3,000 5,000 22,500 12,500 —	— — 7,500 37,500 10,000	$ $ $ $ $	10.00 20.00 20.00 20.00 20.00	12/15/11 12/12/12 12/17/13 3/16/15 3/24/16	12,500	$275,000
Robert R. Ferguson III	50,000	150,000		$20.00	3/16/15	30,000	$660,000
Steven B. Ketchum, Ph.D.	50,000 —	150,000 10,000	$ $	20.00 20.00	5/16/15 3/24/16	5,000	$110,000
James R. Butler(2)	30,000 18,750 400 1,600	— — 400 1,600	$ $ $ $	20.00 20.00 20.00 20.00	7/30/07 7/30/07 7/30/07 7/30/07	15,000	$330,000
Dr. Ernest Mario, Ph.D.	412,452 150,000 50,000	137,484 50,000 150,000	$ $ $	20.00 20.00 20.00	4/29/13 12/17/13 11/15/15	425,000	$9,350,000
Joseph S. Zakrzewski	75,000	225,000		$20.00	3/16/15	5,000	$110,000

(1)
Each option grant to the NEOs vest in equal annual installments over a period of four years on each anniversary of the grant date. Except as noted for Mr. Butler below, the grant date is the date ten years earlier than the Option Expiration Date. Mr. Butler's unvested options were granted on December 17, 2003 and March 16, 2006, respectively.

(2)
Mr. Butler, our former Senior Vice President of Sales and Marketing, retired on September 30, 2006. Effective October 1, 2006, Mr. Butler entered into a nine month consulting agreement. Under the terms of his consulting agreement, each of his outstanding options will continue to vest until termination of his consulting agreement on June 30, 2007, at which time he had 30 days to exercise his outstanding vested options.

(3)
Each restricted share grant vests in equal annual installments over a period of four years on each anniversary of the grant date. In addition, Mr. Butler's restricted shares vest in full upon his retirement, death or disability if he remained employed through September 30, 2006 and successfully identifies, trains and transitions leadership to a successor, as determined in the discretion of the compensation committee. The grant date for Messrs. Angotti, Ferguson, Ketchum, Butler and Zakrzewski's restricted shares was January 3, 2006. The grant date for the 425,000 restricted share grant to Dr. Mario was November 15, 2005.

Option Exercises and Stock Vested During Fiscal Year 2006

          None of our NEOs exercised options or vested in restricted stock awards in 2006.

Potential Payments Upon Termination of Change of Control

          The following table sets forth amounts that would be paid to our named executive officers employed on December 31, 2006, if the following events occurred on December 31, 2006 (i) an involuntary termination of employment by us without cause, (ii) a change of control without a termination of employment and (iii) a change of control followed by an immediate termination of employment either by us without cause or by the employee for good reason.

		Change-of-Control
Name	Termination without Change of Control(1)	No Termination(2)		Employment Termination(3)
Vincent J. Angotti, Senior Vice President, Sales and Marketing	$550,000	$117,302		$751,677
Robert R. Ferguson III Chief Financial Officer	$700,000	$202,500		$1,105,000
Steven B. Ketchum, Ph.D., Senior Vice President, Research and Development and Medical Affairs	$575,000	$66,677		$675,427
Ernest Mario, Ph.D., Former Chairman and CEO (4)	$5,108,688	$10,297,734		$15,406,422
Joseph S. Zakrzewski, Former Chief Operating Officer (5)	$810,000	$432,750	(5)	$1,276,500	(5)

(1)
For all individuals with the exception of Dr. Mario and Mr. Zakrzewski the amount disclosed represents one year of base salary as of December 31, 2006 and payment of the retention bonus in accordance with the one-time retention incentives discussed above.

(2)
Pursuant to the provisions of our stock option and restricted stock plans, immediately upon a change of control, all of the above individuals' unvested stock options and 50% of the above individuals' outstanding shares of restricted common stock vest immediately upon a change of control. The amounts in this column represent the acceleration of the unrecognized stock compensation expense that would be recognized for each NEO upon a change of control determined under Statement of Financial Accounting Standards (SFAS) 123 (revised 2004).

(3)
Pursuant to the provisions of our stock option plan, each of the individuals above, with the exception of Dr. Mario, will have their unvested stock options vest immediately upon a change of control. Additionally 50% of their outstanding shares of restricted common stock vest immediately upon a change of control and the remaining 50% vest if, within the 12 month period following the change of control, the employee (a) has his base compensation lowered by more than 15%; (b) has a material reduction in his duties and responsibilities; (c) has a substantial reduction in title other than as part of a change in titles across departments or across all executive officers; (d) is terminated by us other than for cause; or (e) is relocated more than 50 miles from his current location of employment for more than one year. The amounts in this column represent the acceleration of the unrecognized stock compensation expense that would be recognized for each NEO upon a change of control determined under Statement of Financial Accounting Standards (SFAS) 123 (revised 2004).

(4)
Pursuant to our three year amended and restated employment agreement with Dr. Ernest Mario, Ph.D., if certain events which would result in a sale of our equity or assets in one transaction or a series of transactions occurs during the term of his agreement, Dr. Mario will receive a bonus equal to 1% of the net proceeds received by our stockholders. The amounts in the columns titled "Change of Control" reflect a payment of $10,297,734 assuming we received $22.00 per fully diluted share (the fair value as determined by us on December 31, 2006). Additionally, upon Dr. Mario's termination of employment all of his outstanding stock options and restricted shares would vest in full and amounts in the columns titled "Termination" and

  "Change of Control—Employment Termination" includes the acceleration of $5,108,688 of unrecognized stock compensation expense, consisting of $1,283,688 related to the acceleration of vesting with respect to his outstanding unvested stock options at December 31, 2006 and $3,825,000 related to the acceleration of vesting with respect to the 425,000 shares of restricted common stock issued to Dr. Mario in November 2005 pursuant to the provisions of Statement of Financial Accounting Standards (SFAS) 123 (revised 2004). As described above, Dr. Mario terminated his service with us on June 30, 2007. In connection with such termination, we entered into a separation agreement which is described in detail under "Employment Agreements and Severance Payments" above. Under the separation agreement, Dr. Mario received a total of $1.25 million in cash, a NetJets fractional ownership interest valued at $1.4 million and a right to receive either 333,000 shares of our common stock or 1% of net proceeds received in any liquidity event, as well as a future grant of 425,000 shares of our common stock. We recognized additional compensation expense equal to $21.4 million, which was the total of $1.25 million in cash, $0.3 of employment tax liabilities associated with the agreement, a $1.4 million write down of our NetJets fractional ownership, $18.2 million in stock-based compensation expense relating to the restricted share grants to be made to Dr. Mario in the future, $5.1 million in stock-based compensation expense relating to the vesting of options (referenced in the table under "Termination") and a reversal of a $4.9 million compensation expense already taken upon forfeiture of Dr. Mario's 425,000 shares of restricted common stock.

(5)
Pursuant to our at-will employment agreement with Joseph Zakrzewski, if he were terminated without cause he would receive one year's base salary and continued medical insurance for one year. In addition, if prior to the second anniversary of Mr. Zakrzewski's employment, a change of control occurs at a price per share of less than $23.33, we will pay Mr. Zakrzewski an incremental amount not to exceed $1,000,000 (equal to the product of (i) 300,000 and (ii) the difference between $23.33 and the change of control price). At December 31, 2006 the fair market value of our common stock was $22.00 per share. As a result, the columns under "Change of Control" above include $399,000 payable pursuant to the foregoing described provision. The change of control provisions of Mr. Zakrzewski's employment agreement expired in January 2007. However, as indicated above, Mr. Zakrzewski's employment was mutually terminated effective April 30, 2007 and in connection therewith we entered into a severance agreement with him which is described in detail above under "Employment Agreements and Severance Payments." Under such agreement, Mr. Zakrzewski received $965,000 cash severance and the exercise period for his options was extended. As a result, we took a compensation charge equal to $1.9 million consisting of the cash severance, employment tax liabilities associated therewith and a stock-based compensation charge resulting from the extension of the exercise period of his options.

Employee Benefit Plans

  Current Equity Plans

          We have two employee benefit plans, pursuant to which we provide current equity compensation to our employees — our 2007 Incentive Award Plan and our Stock Appreciation Rights Plan (SAR Plan). We have also made grants of options and restricted stock under our 2004 Equity Incentive Plan and the Reliant Pharmaceuticals, LLC Equity Incentive Plan (collectively, the Prior Option Plans), and grants of stock appreciation rights under the Reliant Pharmaceuticals, LLC Unit Appreciation Rights Plan (Prior Rights Plan, and collectively with the Prior Option Plans, the Prior Equity Plans), which currently remain outstanding, although no future awards will be made under such plans.

2007 Incentive Award Plan

          Our board of directors adopted our 2007 Incentive Award Plan on February 14, 2007, and our stockholders approved the 2007 Incentive Award Plan on March 5, 2007. The 2007 Incentive Award Plan will terminate on the earlier of ten years after stockholder approval or when the board of directors terminates the 2007 Incentive Award Plan. The 2007 Incentive Award Plan provides for the grant of incentive stock options, as defined under section 422 of the Code, nonstatutory stock options, restricted stock awards and other forms of equity awards. Incentive stock options may be granted to employees, including officers. All other awards may be granted to employees, including officers, non-employee directors and consultants.

          Share Reserve.    The 2007 Incentive Award Plan provides for 2,800,000 shares of our common stock, plus any shares which may be forfeited under outstanding options or restricted stock under the Prior Option Plans, to be reserved and available for issuance upon grant or exercise of awards under the 2007 Incentive Award Plan, plus an annual increase on the first day of each year beginning in 2008 and ending in 2017, equal to the lesser of (i) 3,000,000 shares, (ii) 3% of our outstanding common stock on an as converted basis on the last day of the immediate preceding fiscal year or (iii) such smaller amount as may be determined by the board of directors. As of August 31, 2007, 5,842,986 options to purchase shares of our common stock at a weighted average exercise price of $19.73 were outstanding under the 2007 Incentive Award Plan and the Prior Option Plans. Once the 2007 Incentive Award Plan becomes subject to Section 162(m) of the Code, no more than 1,000,000 shares may be granted pursuant to awards which are intended to be performance-based compensation within the meaning of Code Section 162(m) to any one participant in a twelve-month period and $2,000,000 is the maximum amount that may be paid in cash upon settlement of any performance-based award during any calendar year. The shares subject to the 2007 Incentive Award Plan, the limitations on the number of shares that may be awarded under the 2007 Incentive Award Plan and shares and option prices subject to awards outstanding under the 2007 Incentive Award Plan will be adjusted as the plan administrator deems appropriate to reflect stock dividends, stock splits, combinations or exchanges of shares, merger, consolidation, spin-off, recapitalization or other distributions of our assets.

          Shares withheld for taxes, shares used to pay the exercise price of an option in a net exercise and shares tendered to us to pay the exercise price of an option may be available for future grants of awards under the 2007 Incentive Award Plan. In addition, shares subject to stock awards that have expired, been forfeited or otherwise terminated under either the 2007 Incentive Award Plan or Prior Equity Plans (excluding stock appreciation rights granted under the Prior Equity Plans) without having been exercised may be subject to new awards. Shares issued under the 2007 Incentive Award Plan may be previously authorized but unissued shares or reacquired shares bought on the open market or otherwise.

          Administration.    The compensation committee of our board of directors administers the 2007 Incentive Award Plan as the "plan administrator." The plan administrator determines recipients, grant dates, the numbers and types of equity awards to be granted and the terms and conditions of the equity awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the purchase price for rights to purchase restricted stock and the performance criteria for any grants intended to be performance-based compensation under Section 162(m) of the Code. The plan administrator may also amend the terms of the 2007 Incentive Award Plan and outstanding equity awards. Amendments to the 2007 Incentive Award Plan are subject to stockholder approval to the extent required by law or New York Stock Exchange rules or regulations. In addition, our stockholders must approve any amendment which increases the number of shares available under the 2007 Incentive Award Plan, would permit the granting of options with an exercise price below fair market value on the date of grant, would permit the plan administrator to extend the exercise period for an option beyond ten years from the date of grant or results in a material increase in benefits or a change in eligibility requirements.

          Stock Options.    Stock options are granted pursuant to stock option agreements. The plan administrator determines the exercise price for a stock option. However, the exercise price for an option cannot be less than the fair market value of our common stock on the date of grant. Options granted under the 2007 Incentive Award Plan vest and become exercisable at the rate and/or pursuant to other conditions specified in the respective option agreements.

          The plan administrator determines the term of stock options granted under the 2007 Incentive Award Plan. However, the term of an option may not exceed ten years and all options terminate if the optionee's service is terminated for cause. Acceptable consideration for the purchase of common stock issued under the 2007 Incentive Award Plan will be determined by the plan administrator and may include cash, common stock previously owned by the optionee for longer than six months, a broker-assisted exercise, the net exercise of the option, a loan and other legal consideration approved by the plan administrator.

          Generally, an optionee may not transfer a stock option other than by will or the laws of descent and distribution. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death, and optionees may, with the plan administrator's express approval, transfer non-qualified stock options to family members for estate planning purposes.

          Limitations on Incentive Stock Option Grants.    Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power unless the following conditions are satisfied: (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and (b) the term of the incentive stock option does not exceed five years from the date of grant.

          Restricted Stock Awards.    Restricted stock awards are made through a restricted stock award agreement. Prior to vesting, restricted stock may not be transferred other than by will or by the laws of descent and distribution. The plan administrator at the time of grant or thereafter shall determine the restrictions which will be applicable to the restricted stock. Generally such restrictions will include vesting based on continued employment, but vesting may also occur on satisfaction of certain performance criteria. Unless the plan administrator provides otherwise at the time of grant or thereafter, any restricted stock which remains subject to restrictions at the time the recipient terminates their service with us (either as an employee, consultant or director) will be forfeited. The plan administrator may provide that restricted stock not be forfeited if termination is due to certain specified events.

          Other Equity Awards.    The 2007 Incentive Award Plan also provides for the award of performance shares, performance-based awards, dividend equivalents, stock payments and deferred stock. Performance shares and performance-based awards are paid or may be awarded based on satisfaction of performance criteria, which may include the following: net earnings, sales or revenues, operating earnings, operating cash flow, return on net assets, return on stockholders' equity, return on assets, return on capital, stockholder returns, gross or net profit margin, earnings per share, price per share, market share, product acquisitions, product development and achievement of special project objectives, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group. Dividend equivalents provide the recipient with the right to receive payments in the form of stock or cash equal to any dividends paid on our common stock. Stock payments and deferred stock provide for payment in the form of our common stock. Payment with respect to other equity awards will be made in cash, common stock or a combination of both.

          Director Grants.    As discussed above under the heading "Director's Compensation", the 2007 Incentive Award Plan provides for automatic grants of restricted stock or deferred stock to our non-employee directors. Each eligible non-employee director who first becomes a member of the Board is automatically granted the right to receive 15,000 shares of our common stock either in the form of restricted stock or deferred stock on the thirty-first day following their election as a director.

          Each July 1, each non-employee director is automatically granted the right to receive (i) 6,000 shares of our common stock in the form of restricted stock or deferred stock, if such director has been a director since the prior July 1, or (ii) if such director has not served as a director for a period of twelve months, then a pro rata portion of 6,000 shares based on the number of months out of twelve that such director served from appointment to July 1 of the year immediately following appointment.

          Each non-employee director elects whether to receive their grants in the form of restricted stock or deferred stock. Once an election is made it may be revoked and changed only for grants made in subsequent calendar years.

          Restricted shares provide that prior to an initial public offering of our common stock such shares vest upon the earlier of (i) the date the Board member is not reappointed to the Board for reasons other than for cause, (ii) death or (iii) a change of control. If the director resigns from the Board, or is not reappointed or re-elected for cause or their Board service is terminated for cause, the restricted shares are forfeited. Subsequent to an initial public offering of our common stock such shares will be fully vested and nonforfeitable upon grant.

          Deferred Stock entitles the director to receive shares of our common stock upon the earlier of their termination as a director for any reason other than cause, or a change of control. The deferred stock is forfeited should the director be terminated for cause, or terminated for any reason within twelve months of the date of grant. Holders of deferred stock also are entitled to receive dividend equivalents on their deferred stock should we pay dividends.

          Termination for Cause.    Unless otherwise provided in an award agreement, all awards terminate upon termination of the recipient's service for cause.

Stock Appreciation Rights Plan

          The compensation committee of our board of directors administers the SAR Plan. The SAR Plan provides for the grant of stock appreciation rights to employees, directors or consultants and provides for the recipient to receive the positive difference between the fair market value of our common stock subject to the stock appreciation right on the date it is exercised and a base price, which is set on the date of grant. The stock appreciation rights may be subject to vesting, as set by the compensation committee at the time of grant. Once vested, stock appreciation rights may be exercised only while the recipient is an employee, or for up to thirty days after termination due to reasons other than death or disability, and 12 months following termination due to death or disability. Prior to the consummation of the exchange offer described below, a stock appreciation right may be settled solely in cash, or by the offset of any outstanding indebtedness of the holder to us.

          In February 2007 and March 2007, our board of directors and stockholders, respectively, approved an amendment to the SAR Plan effective immediately prior to the consummation of this offering, to add the ability to settle stock appreciation rights in stock.                          shares of our common stock have been reserved for issuance under the SAR Plan upon exercise of stock appreciation rights. To date, no stock appreciation rights may be settled in shares of our common stock.

          The number and kind of shares subject to the SAR Plan and stock appreciation rights, as well as the base price may be adjusted to reflect any stock dividends, stock splits, combinations or exchanges of shares, merger, consolidation, spin-off, recapitalization or other distributions of our assets. In addition, upon such events the compensation committee may provide in its sole discretion for (i) the purchase of the stock appreciation right for the amount of cash or promissory note equal to the amount the holder would otherwise be entitled to if they had exercised the stock appreciation right on the date of the event, (ii) the full vesting of the stock appreciation rights, or (iii) the assumption of the stock appreciation rights by any successor. The SAR Plan provides for the assumption of the stock appreciation rights in the event of a change of control. If the surviving or acquiring entity does not assume the stock appreciation rights upon a change of control, then all of the stock appreciation rights will vest and become exercisable at least 10 days prior to the closing of such an event. Any unexercised stock appreciation rights will thereafter be terminated.

Stock Appreciation Rights — Exchange Offer

          Our board of directors has approved an offer to be made to all holders of stock appreciation rights granted under the SAR Plan and the Prior Rights Plan to exchange their current stock appreciation rights, which have base prices ranging from $20.00 to $24.00 and settle only in cash, for the right to receive an equal number of stock appreciation rights with the same base price and upon the same vesting terms, with credit for vesting under the SAR Plan and Prior Rights Plan, which will settle in stock only. This exchange offer will be made following the consummation of this offering. We have reserved                          shares of our common stock for payment of the settlement of stock appreciation rights under the SAR Plan and the Prior Rights Plan.

Prior Plans

          We have also granted options, restricted units and appreciation rights to our employees and directors pursuant to the Prior Equity Plans.

          On April 1, 2004, we converted from a limited liability company to a corporation. Upon the conversion, options, units and rights granted under the Reliant Pharmaceuticals, LLC Equity Incentive Plan (LLC Plan) and the Prior Rights Plan were converted into options to purchase our common stock, restricted stock and stock appreciation rights subject to the terms and conditions of the grant agreements and the LLC Plan and Prior Rights Plan pursuant to which they were granted. However, upon such conversion no further grants are permitted to be made under the LLC Plan or the Prior Rights Plan. On August 31, 2007, 1,888,536 options to purchase shares of our common stock at a weighted average exercise price of $17.19 remained outstanding under the Prior Equity Plans, and 463,849 stock appreciation rights with a base price of $20.00 were outstanding under the Prior Rights Plan.

          Upon our conversion to a corporation we adopted our 2004 Equity Incentive Plan (2004 Plan). The terms of the 2004 Plan are substantially similar to the 2007 Plan described above. Upon adoption of the 2007 Plan no further awards are permitted under the 2004 Plan. 5,693,600 shares were reserved for issuance under the 2004 Plan. As of August 31, 2007, options to purchase 2,667,750 shares, with a weighted average exercise price of $20.37, and 411,250 shares of restricted stock, which remain subject to forfeiture, remained outstanding under the 2004 Plan.

          Administration.    The compensation committee of our board of directors administers all of the Prior Equity Plans. In doing so, the compensation committee determined the recipients, grant dates, the numbers of options, restricted units or appreciation rights granted, the exercise price of options and the base price of appreciation rights and such other terms and conditions which are applicable to the options, restricted units and appreciation rights granted under the Prior Equity Plans. The compensation committee has the right to amend the Prior Rights Plan and the 2004 Plan. Our board of directors has the right to amend the Prior Equity Plans. By their terms the Prior Equity Plans are terminated, although options and rights granted under such plans prior to such termination remain outstanding.

          Eligibility.    Employees, consultants and members of the board of managers of Reliant Pharmaceuticals, LLC were eligible for grants of options, restricted stock, restricted units, appreciation rights and other forms of equity awards available under the Prior Equity Plans.

          Adjustments to Options and Appreciation Rights upon Certain Events.    The number and kind of securities subject to outstanding options or appreciation rights and the exercise price of the options or base price of the appreciation rights may be adjusted in the sole discretion of the compensation committee to reflect any dividends, distributions, capital contributions, recapitalization, reclassification, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of our assets, or exchange of our securities, issuance of warrants or other rights to purchase our securities, or other similar corporate transaction or events. In addition, upon such events the compensation committee may provide in its sole discretion for (i) the purchase of an option or stock appreciation right for the amount of cash (or promissory notes in the case of appreciation rights) equal to the amount to which the holder would otherwise be entitled if they had exercised the option or appreciation right on the date of the event, (ii) full vesting in options or appreciation rights, (iii) the assumption of options or appreciation rights by any successor or (iv) options will not be exercisable and will terminate upon such an event, as long as such option was exercisable for some period of time prior to the event. The Prior Equity Plans also provide for the assumption of the options and appreciation rights in the event of a change of control. If the surviving or acquiring entity does not assume the options or appreciation rights upon such events, then all of the options and appreciation rights will vest and become exercisable at least 10 days prior to the closing of such an event. Any unexercised options or appreciation rights will thereafter be terminated.

          Options.    No options granted under the Prior Option Plans were granted with an exercise price of less than fair market value on the date of grant. Options may be exercised by delivering cash, check, property (including underlying shares) which the compensation committee determines has a fair market value equal to the exercise price, or any combination thereof. Options granted under the LLC Plan may be exercised at any time after the grant. The shares subject to such options will remain subject to vesting in accordance with the terms of the option. Unless otherwise specifically provided in an option agreement, all options are forfeited regardless of prior vesting upon termination for cause, as defined in the LLC Plan. Additionally, unless the option agreements provide otherwise all options remain exercisable following termination of the individual's service as an employee, consultant or member of the board of managers for thirty days, unless such termination is by reason of death or disability, in which case the options remain exercisable for a period of up to twelve months following such termination. Options generally are not transferable, other than by will or the laws of descent and distribution. However, with the consent of the compensation committee, options granted under the Prior Option Plans may be transferred to family members for estate planning purposes. Pursuant to an amendment to their option agreements, the options held by all employees with the title of Senior Vice President or above will vest in full upon a change of control. All other employees will vest in fifty percent of the unvested portion of their options upon a change of control under the terms of their option agreements. In addition, if the employee is terminated without cause or the employee terminates as a result of a constructive termination, within twelve months of a change of control, the employee will become fully vested in all options.

          Restricted Units.    Restricted units/shares granted under the Prior Option Plans were subject to such terms and conditions as the compensation committee determined at the time of grant, including certain repurchase provisions in the event of a termination of service as an employee, consultant or member of our board prior to vesting. Restricted units/shares were generally not transferable other than by will or the laws of descent and distribution. However, the compensation committee did allow restricted units/shares granted under the Prior Option Plans to be transferred to family members for estate planning purposes.

          Appreciation Rights.    Appreciation rights granted under the Prior Rights Plan granted the holder thereof the right to receive from Reliant Pharmaceuticals, LLC an amount in cash equal to the difference between the base price and the fair market value of the Class One Common Units of Reliant Pharmaceuticals, LLC. Each appreciation right has been converted into the right to receive the difference between the original base price at grant and the fair market value of our common stock at the time the appreciation right is settled. Appreciation rights may not be exercised prior to vesting. Once vested, unless otherwise specified in the appreciation rights agreement, appreciation rights may only be exercised while the individual to whom such right was granted remains an employee, consultant or on our board or during a period of thirty days following their termination of service as an employee, consultant or member of the board of directors, unless such termination is by reason of death or disability in which case the appreciation rights remain exercisable for a period of up to twelve months following such termination. Appreciation rights are not transferable other than by will or the laws of descent and distribution.

401(k) Plan

          All our full- and part-time employees in the United States over the age of 21 are eligible to participate in our 401(k) Plan. Subject to certain limitations imposed by federal tax laws, employees may contribute up to 25% of their salary (including bonuses and/or commissions) per year. Our board of directors has discretion to permit us to match contributions made by our employees. To date we have not made any matching contributions.

Limitation of Liability and Indemnification of Officers and Directors

          As permitted by the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

  •
  any transaction from which the director derived an improper personal benefit.

          These limitations of liability do not generally affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law and we may advance expenses to our directors, officers and employees in connection with a legal proceeding, subject to limited exceptions.

          As permitted by the Delaware General Corporation Law, our bylaws provide that:

  •
  we shall indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

  •
  we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

          We have purchased a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

          At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

          Except as otherwise noted, we describe below transactions and series of similar transactions that have occurred this year or during our last three fiscal years to which we were a party or will be a party in which:

  •
  the amounts involved exceeded or will exceed $120,000; and

  •
  a director, executive officer, holder of more than 5% of our voting securities or any member of their immediate family had or will have a direct or indirect material interest.

Preferred Stock Issuances

          From April 11, 2000 through September 27, 2004, we issued four series of convertible, redeemable preferred stock to various investors. Such issuances included:

  •
  425,000 shares of Series A convertible, redeemable preferred stock at a price of $10.00 per share issued on April 11, 2000 for aggregate consideration of $4,250,000;

  •
  13,499,998 shares of Series B convertible, redeemable preferred stock at a price of $10.00 per share issued from July 21, 2000 to April 12, 2004 for aggregate consideration of $135,000,000 and shares of common stock, par value $1.00 per share, of Versant Reliant Corporation as described below. See "— Agreement and Plan of Merger with Versant Reliant Corporation";

  •
  8,057,625 shares of Series C convertible, redeemable preferred stock at a price of $20.00 per share issued from December 17, 2001 to June 25, 2003 for aggregate consideration of $161,152,540, shares of common stock, par value $1.00 per share, of Versant Reliant Corporation as described below and includes the exchange for the forgiveness of $50,000,000 of existing secured indebtedness. See "— Agreement and Plan of Merger with Versant Reliant Corporation"; and

  •
  13,685,692 shares of Series D convertible, redeemable preferred stock at a price of $20.00 per share issued from September 25, 2003 to September 27, 2004 for aggregate cash consideration of $207,793,002.75 and in exchange for the forgiveness of $65,920,837.25 of existing secured indebtedness.

The foregoing description takes into account the conversion of Reliant Pharmaceuticals, Inc. into a Delaware limited liability company on July 6, 2000 and the conversion from a Delaware limited liability company to a Delaware corporation on April 1, 2004 as described below. See "Corporate History and Restructuring and "— Conversion of Reliant Pharmaceuticals, LLC Units for Series A Convertible, Redeemable Preferred Stock, Series B Convertible, Redeemable Preferred Stock, Series C Convertible, Redeemable Preferred Stock, Series D Convertible, Redeemable Preferred Stock and Common Stock in Reliant Pharmaceuticals, Inc."

          Purchasers of our preferred stock included, among other investors, certain of our executive officers, directors and holders of more than 5% of our capital stock or entities affiliated with them.

The following table presents the number of shares of preferred stock purchased by each of these related parties.

	Shares of Convertible, Redeemable Preferred Stock
Name of Purchaser:
	Series A		Series B	Series C	Series D
Former Executive Officer:
Stefan Aigner, M.D.	—		269,800	60,017	—
Family Members and Entities Affiliated with Directors and Executive Officers:
Estate of J. Carter Bacot(1)	—		50,000	4,262	15,000
Craves Family, L.L.C.(2)	—		220,000	18,751	25,000
Invemed Catalyst Fund, L.P.(3)	—		750,000	—	1,125,000
Middlemarch, L.L.C.(4)	—		—	93,000	250,000
The Mildred Place Trust(5)	—		50,000	4,262	12,500
Milligan Enterprises, LLC(6)	—		100,000	8,523	—
David V. Milligan Trust(6)	—		—	7,404	—
James C. Smith and Norma I. Smith JTWROS	—		20,000	1,705	100,000
Vince Club Trust(7)	—		50,000	4,262	50,000
Other 5% Securityholders:
Alkermes, Inc.	—		—	5,000,000	—
The Bay City Capital Fund I, L.P.	425,000	(8)	—	—	—
The Bay City Capital Fund II, L.P.	—		2,079,000	—	—
The Bay City Capital Fund II Coinvestment Fund, L.P.	—		124,712	—	—
The Bay City Capital Fund III, L.P.	—		—	1,250,000	1,669,525	(9)
The Bay City Capital Fund III Coinvestment Fund, L.P.	—		—	10,630	—
PharmBay Investors, L.L.C.	—		7,205,288	1,250,000	2,180,060	(10)
Versant Reliant Corporation(11)	—		750,000	153,420	—

(1)
Held by the estate of Mr. Bacot, the father-in-law of Stefan Aigner, M.D., our former Executive Vice President, Business Development.

(2)
Fred B. Craves, Ph.D., our Chairman, is the manager of the Craves Family L.L.C.

(3)
Michael B. Solomon, one of our directors, is the managing member of Gladwyne Catalyst GenPar, LLC, a managing member of Invemed Catalyst GenPar, LLC, the general partner of the Invemed Catalyst Fund, L.P. Mr. Solomon was designated to serve as Invemed's designee on our board of directors pursuant to an agreement entered into in connection with Invemed's purchase of our Series D convertible, redeemable preferred stock. Pursuant to our agreement with Invemed, so long as it owns at least 350,000 shares of our common stock on an as-converted basis (as may be adjusted for stock splits and other items), it may appoint a non-voting representative to attend board meetings and receive all information received by board members in general. After completion of this offering, we are also required to include Invemed's designee on the slate of nominees approved by our board of directors and to use our reasonable best efforts to cause Invemed's designee to be elected as a board member, unless our board of directors determines in good faith, with the advice of outside counsel, that it would be inconsistent with their fiduciary duties to take such actions. After completion of this offering, so long as Invemed owns at least 350,000 shares of our common stock on an as-converted basis (as may be adjusted for stock splits and other items), in the event that Invemed's designee ceases to serve as a board member, we will use our reasonable best efforts to cause any vacancy resulting from the departure of the Invemed designee to be filled by another Invemed designee.

(4)
Christopher B. Mario is the son of our former Chairman, Ernest Mario, Ph.D., and the manager of Middlemarch, L.L.C. The Mario 2002 Grandchildren's Trust owns 56.26% and each of Dr. Mario's three children owns 14.58% of the membership interests in Middlemarch, L.L.C.

(5)
The Mildred Place Trust is a trust established for the benefit of Mark S. Hoplamazian, one of our directors, and members of his immediate family.

(6)
David V. Milligan, Ph.D., one of our directors, exercises voting and investment power over Milligan Enterprises, LLC and serves as a trustee for the David V. Milligan Trust.

(7)
Mark S. Hoplamazian, one of our directors, is the sole trustee of the Vince Club Trust.

(8)
On May 9, 2000, The Bay City Capital Fund I, L.P. transferred all of its shares of our Series A convertible, redeemable preferred stock to The Bay City Capital Fund II, L.P. On June 30, 2002, The Bay City Capital Fund II, L.P. transferred 26,088 shares of our Series A convertible, redeemable preferred stock to The Bay City Capital Fund II Coinvestment Fund, L.P. Dr. Craves, our Chairman, is the chairman and a manager of Bay City Capital LLC. Dr. Craves also owns 20.0588% of the membership interests in Bay City Capital LLC. Bay City Capital LLC is the manager of Bay City Capital Management II LLC. Bay City Capital Management II LLC is the general partner of The Bay City Capital Fund II, L.P. and The Bay City Capital Fund II Coinvestment Fund, L.P.

(9)
Issued in exchange for $33,390,500 of our existing secured debt (including $990,500 of accrued but unpaid interest). Pursuant to a participation agreement and letter agreement, The Bay City Capital Fund III, L.P. transferred 69,953 shares of our Series D convertible, redeemable preferred stock to The Bay City Capital Fund III Coinvestment Fund, L.P. Dr. Craves, our Chairman, is the chairman and a manager of Bay City Capital LLC. Dr. Craves also owns 20.0588% of the membership interests in Bay City Capital LLC. Bay City Capital LLC is the manager of Bay City Capital Management III LLC. Bay City Capital Management III LLC is the general partner of The Bay City Capital Fund III, L.P. and The Bay City Capital Fund III Coinvestment Fund, L.P.

(10)
Issued in exchange for $23,601,197.25 of our existing secured debt (including $1,101,197.25 of accrued but unpaid interest) and $20,000,002.75 of cash.

(11)
We currently hold these shares in treasury. See "— Agreement and Plan of Merger with Versant Reliant Corporation."

Common Stock Issuances

          Prior to January 1, 2004, we issued 469,974 restricted Class One Common Units to Ernest Mario, Ph.D., of which, on June 25, 2003, Dr. Mario transferred 192,478 restricted Class One Common Units to the Mario 2002 Grandchildren's Trust, 82,490 restricted Class One Common Units to the Mario 2002 Children's Trust, 19,250 restricted Class One Common Units to the Goffredo 2003 Irrevocable Trust, 19,250 restricted Class One Common Units to the Samantha Cohan 2003 Irrevocable Trust and 19,250 restricted Class One Common Units to the Alexandra Cohan 2003 Irrevocable Trust. All 469,974 restricted Class One Common Units issued to Dr. Mario converted into an equal number of shares of common stock on April 1, 2004 in connection with our conversion from a Delaware limited liability company to a Delaware corporation. On May 1, 2004, Dr. Mario transferred 96,079 restricted Class One Common Units to the Mario 2002 Grandchildren's Trust pursuant to a restricted stock transfer agreement between Dr. Mario, the Mario 2002 Grandchildren's Trust and us. On May 1, 2004, Dr. Mario transferred 41,177 restricted Class One Common Units to the Mario 2002 Children's Trust pursuant to a restricted stock transfer agreement between Dr. Mario, the Mario 2002 Grandchildren's Trust and us. On November 15, 2005, we issued 425,000 shares of restricted common stock to Dr. Mario under the terms of his amended and restated employment agreement and the 2004 Equity Incentive Plan, which vest over a three year period in equal annual installments on July 1 of each year, commencing on July 1, 2006. In connection with his separation agreement, Dr. Mario forfeited all 425,000 shares of restricted common stock. A stock grant of 425,000 shares of our common stock will be granted to Dr. Mario upon the earlier of January 31, 2009 or a transaction resulting in a change of control. In addition, in the event a transaction resulting in a change of control occurs prior to July 1, 2008, Dr. Mario will be entitled to receive a bonus equal to 1% of the net proceeds actually received by our stockholders in connection with such liquidity event with respect to their capital stock; provided, that if such liquidity event does not occur before June 30, 2008, Dr. Mario shall receive 333,000 shares of fully vested restricted common stock. In the event that any portion of the payment constitutes an "excess parachute payment" within the meaning of Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended, Dr. Mario is entitled to receive an additional amount equal to 20% of such excess parachute payment.

          On January 3, 2006, we issued 30,000 shares of restricted stock to Mr. Ferguson, 15,000 shares of restricted stock to Mr. Butler, 12,500 shares of restricted stock to Mr. Angotti, and 5,000 shares of restricted stock to each of Dr. Ketchum and Mr. Zakrewski, under a one-time performance award approved by our board of directors on August 9, 2005, all of which vest over a four-year period in equal annual installments on January 3 of each year.

          On April 15, 2006, we granted 6,000 shares of restricted stock to each of Messrs. Smith, Solomon and Hoplamazian and Drs. Watanabe, Milligan and Craves under the terms of the 2004 Equity Incentive Plan and 15,000 shares of restricted stock to each of Messrs. Mayer and Rocca and Ms. Jordan as new directors of Reliant. On July 1, 2006, we granted 6,000 shares of restricted stock to each of Messrs. Smith, Solomon and Hoplamazian and Drs. Watanabe, Milligan and Craves, 5,500 shares of restricted stock to Messrs. Mayer and Rocca, 3,500 shares of restricted stock to Ms. Jordan and 500 shares of restricted stock to Mr. Pops under the 2004 Equity Incentive Plan.

          On February 14, 2007, we issued 200,000 shares of restricted stock to Dr. Sheares under the terms of his employment agreement, which vest over a four-year period in equal annual installments on January 15, of each year. See "Compensation Discussion and Analysis — Employment Agreements and Severance Payments."

          On May 1, 2007, we issued 10,000 shares of restricted stock to each of Mr. Pomerantz and Mr. Garrambone under the terms of their employment agreements, which vest over a four year period in equal annual installments on May 1, 2007, of each year. See "Compensation Discussion and Analysis — Employment Agreements and Severance Payments."

          On July 1, 2007, we granted 6,000 shares of restricted stock to each of Messrs. Mayer, Pops, Rocca, Smith, Solomon, Watanabe, Hoplamazian, Drs. Milligan and Craves and Ms. Jordan under the terms of the 2007 Incentive Award Plan.

Issuance of Warrants

          On April 13, 2005, in connection with our third-lien term loan, we issued warrants to purchase 620,313 shares of our common stock at an exercise price of $20.00 per share to the lenders of such indebtedness, including the following directors, executive officers, holders of more than 5% of our capital stock or entities affiliated with them: Ernest Mario, Ph.D., James C. Smith and Norma I. Smith, JTWROS, The Bay City Capital Fund II, L.P., The Bay City Capital Fund II Coinvestment Fund, L.P., The Bay City Capital Fund III, L.P., The Bay City Capital Fund III Coinvestment Fund, L.P., Craves Family, L.L.C., PharmBay Investors, L.L.C. and P.G. Gigi Trust M. Each warrant also contains provisions for the adjustment of the aggregate number of shares issuable upon the exercise of the warrant in the event of any stock dividend or split, consolidation, reorganization or reclassification. In addition, the shares of our common stock issuable upon any exercise of the warrants provide their holders with rights to have those shares registered with the SEC, as discussed more fully below under "Description of Capital Stock — Registration Rights." These warrants have net exercise provisions under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. The warrants expire on April 13, 2015.

Stock Option Grants

          Since January 1, 2004, we have granted options to purchase an aggregate of 2,040,500 shares of common stock, with a weighted-average exercise price of $20.82, to our current and former executive officers and current and former directors.

Conversion of Reliant Pharmaceuticals, LLC Units for Series A Convertible, Redeemable Preferred Stock, Series B Convertible, Redeemable Preferred Stock, Series C Convertible, Redeemable Preferred Stock, Series D Convertible, Redeemable Preferred Stock and Common Stock in Reliant Pharmaceuticals, Inc.

          On April 1, 2004, Reliant Pharmaceuticals, LLC entered into a restructuring transaction to, among other things, effectuate the conversion of Reliant Pharmaceuticals, LLC into a Delaware corporation. As a result of the conversion, Reliant Pharmaceuticals, LLC changed its name to "Reliant Pharmaceuticals, Inc." and all Class One Common Units and Series A preferred units, Series B preferred units, Series C preferred units and Series D preferred units automatically converted into an equal number of shares of common stock and convertible, redeemable preferred stock of like class and series. Upon the consummation of this offering, all shares of our convertible, redeemable preferred stock will automatically convert into shares of common stock.

Consulting and Non-Competition Agreements

          Effective October 1, 2006, we entered into a consulting agreement with James R. Butler, our former Senior Vice President — Sales and Marketing. Pursuant to the terms of the agreement, Mr. Butler received payments of $44,000 in 2006 and an additional $154,000 in 2007, for consulting services performed through the expiration of the agreement.

          In addition, effective July 1, 2007, we entered into a consulting agreement with Lionel Carnot, who is an Investment Partner at Bay City Capital LLC, and on July 25, 2007 we granted Mr. Carnot options to purchase 25,000 shares of our common stock at an exercise price of $24.00 per share. The options vest in equal installments annually over a four year period, commencing on the anniversary date of the grant. The options fully vest upon a change of control. Pursuant to the terms of the agreement, Mr. Carnot is entitled to receive $1,000 per day, which for purposes of this agreement is defined as no less than 8 hours, for consulting services performed at the prior request of the Company's CFO.

Agreement and Plan of Merger with Versant Reliant Corporation

          On April 12, 2004, pursuant to an agreement and plan of merger, our wholly owned subsidiary, RP SUB No. 1, Inc., merged with and into Versant Reliant Corporation, the surviving corporation in the merger, after which the surviving corporation changed its name to "RP SUB No. 1, Inc." Prior to the merger, Versant Reliant Corporation held 750,000 shares of our Series B convertible, redeemable preferred stock and 153,420 shares of our Series C convertible, redeemable preferred stock, which shares are now held by RP SUB No. 1, Inc. At the effective time of the merger, each issued and outstanding share of common stock, par value $1.00 per share, of Versant Reliant Corporation (Versant Common Stock), converted into 265.957446808 shares of our Series B convertible, redeemable preferred stock and 54.404255319 shares of our Series C convertible, redeemable preferred stock. At the time of the merger, there were 2,820 issued and outstanding shares of common stock of Versant Reliant Corporation held by four stockholders. As a result, immediately following the merger, holders of certificates previously representing shares of Versant Common Stock exchanged such certificates for certificates representing in the aggregate 749,998 shares of our Series B convertible, redeemable preferred stock and 153,418 shares of our Series C convertible, redeemable preferred stock, plus aggregate cash consideration of $60.00 in lieu of fractional shares. It is intended that the merger qualify for tax-free treatment under Section 368(a) of the Code. On February 5, 2007, RP SUB No. 1, Inc. was merged with and into us, and as a result, all shares of preferred stock held by RP SUB No. 1, Inc. were cancelled.

Registration Rights Agreement

          After this offering, pursuant to the terms of a second amended and restated registration rights agreement, as amended, the holders of shares of our common stock issued upon conversion of our convertible, redeemable preferred stock or exercise or exchange of our warrants will be entitled to request certain registration rights, subject to any lock-up arrangements. See "Description of Capital Stock — Registration Rights."

Employment Agreements

          We have entered into employment agreements with our current executive officers. See "Compensation Discussion and Analysis — Employment Agreements and Severance Payments."

One-time Retention Incentives

          In July 2006, we entered into letter agreements with a number of our key employees, including Messrs. Ferguson, Zakrzewski, Angotti and Dr. Ketchum. See "Compensation Discussion and Analysis — One-time Retention Incentives."

Other Transactions with Our Current and Former Executive Officers and Directors

          Dr. Mario is the non-executive Chairman of the Board of Pharmaceutical Product Development, Inc., parent of PPD Medical Communications and PPD Development, LLC. In December 2000, we entered into an agreement with PPD Medical Communications pursuant to which PPD Medical Communications prepares on our behalf standard medical information letters related to our products in response to medical inquiries. We compensate PPD Medical Communications on an hourly basis for these services. In February 2001, we entered into an agreement with PPD Medical Communications pursuant to which PPD Medical Communications provides us with health care professionals who are responsible for responding to medical inquiries regarding our products. We also compensate PPD Medical Communications on an hourly basis for these services. In addition, in February 2003, we entered into a services agreement pursuant to which PPD Medical Communications responds to certain regulatory-related medical inquiries related to our products. We compensate PPD Medical Communication on an hourly basis for these services. In December 2001, we entered into an agreement with PPD Development, LLC pursuant to which PPD Development, LLC provides clinical research services. We compensate PPD Development, LLC on an hourly basis for these services. In addition, in January 2005, we entered into an agreement with PPD Development, LLC pursuant to which PPD Development, LLC agreed to conduct a physician education program in conjunction with the Rythmol observational registry. In 2004, 2005, 2006 and the six months ended June 30, 2007, we paid approximately $551,000, $891,000, $1,213,000 and $593,000, respectively, for these services to PPD Medical Communications and $445,000, $2,776,000, $1,810,000 and $1,394,000, respectively, for these services to PPD Development, LLC. We believe the terms obtained and the consideration paid in connection with the agreements described above were comparable to the terms available or the amounts that would be paid in arms'-length transactions.

          On April 13, 2005, we entered into a $49.625 million third-lien term loan, of which $20.0 million was funded on the closing date. The third-lien term loan lenders included the following directors, executive officers and holders of more than 5% of our capital stock (or entities affiliated with them):

  •
  Ernest Mario, Ph.D.;

  •
  James C. Smith and Norma I. Smith, JTWROS;

  •
  Craves Family LLC, a limited liability company for which Fred B. Craves, Ph.D., serves as manager;

  •
  P.G. Gigi Trust M, a trust for which Mark S. Hoplamazian, serves as a co-trustee;

  •
  PharmBay Investors, L.L.C., a limited liability company. Thomas J. Pritzker, a former director, is one of three trustees of various trusts that own a majority of the limited liability interests in Pharmbay Investors, L.L.C. Mr. Pritzker is also a beneficiary of certain of such trusts; and

  •
  The Bay City Capital Fund II, L.P., The Bay City Capital Fund II Coinvestment Fund, L.P., The Bay City Capital Fund III, L.P. and The Bay City Capital Fund III Coinvestment Fund, L.P., and Bay City Capital LLC. Bay City Capital LLC, a limited liability company, has sole voting and investment power over the shares held of record by The Bay City Capital Fund II, L.P., The Bay City Capital Fund II Coinvestment Fund, L.P., The Bay City Capital Fund III, L.P. and The Bay City Capital Fund III Coinvestment Fund, L.P. Mr. Pritzker is a manager of Bay City Capital LLC and is a co-trustee of various trusts that indirectly own membership interests of Bay City Capital LLC. Mr. Priztker is also a beneficiary of certain of such trusts. Dr. Craves is the chairman and a manager of Bay City Capital LLC and owns 20.0588% of its membership interests.

In March 2006, we borrowed an additional $12.6 million under the third-lien term loan. The outstanding indebtedness under the third-lien term loan accrued interest at a rate per annum equal to 14%. In connection with advancing the loans under the third-lien term loan, we also issued warrants to purchase an aggregate of 620,313 shares of our common stock at an exercise price of $20.00 per share to such lenders. The warrants expire on April 13, 2015. In August 2006, we fully repaid the outstanding indebtedness as well as all accrued and unpaid interest on the third-lien term loan and paid a 4% prepayment penalty.

          On December 29, 2005 and March 29, 2007, we amended the Secured Promissory Note, dated as of May 14, 2001, made by Mr. Angotti in our favor for the original principal amount of $200,000 to provide that the outstanding balance shall be due and payable in full on the earliest to occur of March 31, 2008 and any acceleration of the outstanding balance pursuant to the terms of the Secured Promissory Note. All outstanding amounts under the Secured Promissory Note have been paid.

          Richard Pops has been a director of Alkermes, Inc. since February 1991 and has been chairman of the board of directors of Alkermes since April 2007. Mr. Pops served as Chief Executive Officer of Alkermes from February 1991 to April 2007.

Separation Agreements

          Joseph J. Krivulka resigned as our President effective November 12, 2004. In connection with Mr. Krivulka's termination of employment with us, we entered into an agreement with him, which provided for the following payments and benefits in lieu of payments under Mr. Krivulka's employment agreement:

  •
  Cash payments totaling $762,500, which were paid as follows:

  •
  $300,000 was paid on November 30, 2004;

  •
  $100,000 was paid on March 31, 2005;

  •
  $100,000 was paid on June 30, 2005;

    •
    $62,500 was paid on September 30, 2005; and

    •
    $200,000 was paid on March 15, 2005.

  •
  Continued medical and dental coverage under our group health plans at no cost until the earlier of December 31, 2005 or the date Mr. Krivulka became covered under any other health plan or policy.

  •
  Acceleration of the vesting of options to purchase 32,500 shares of our common stock to November 12, 2004, as a result of which Mr. Krivulka had 117,500 vested options on November 12, 2004.

  •
  Extension of the exercise period of his vested options to remain exercisable for the remainder of their ten-year term. Mr. Krivulka's options have also been collaterally assigned to secure a loan to Mr. Krivulka.

  •
  A life policy in the amount of $6.0 million until January 30, 2008.

          In exchange for such payments and benefits, Mr. Krivulka executed a general release of all claims he may have had against us and agreed not to sue us with respect to any released claims. In addition, Mr. Krivulka agreed to cooperate in any legal matters involving us about which he has personal knowledge.

          Keith S. Rotenberg, Ph.D. resigned as our Senior Vice President, Research and Development effective March 31, 2005. In connection with Dr. Rotenberg's termination of employment with us, we entered into an agreement with him, which provided for the following payments and benefits in lieu of payments under Dr. Rotenberg's employment agreement:

  •
  Cash payments totaling $114,583, which were paid in 10 equal monthly installments of $11,458 beginning on April 29, 2005.

  •
  Continued medical and dental coverage under our group health plans at no cost until the earlier of August 31, 2005 or the date Dr. Rotenberg became covered under any other health plan or policy.

  •
  Amendment of the Secured Promissory Note dated as of February 28, 2001, in the original principal amount of $200,000, made by Dr. Rotenberg in our favor to provide that the outstanding balance that would otherwise have been payable within 90 days of his employment termination would be due and payable in full on the earliest to occur of February 28, 2006 or any acceleration of the outstanding balance pursuant to the terms of the Secured Promissory Note. On March 29, 2007, we amended the Secured Promissory Note to extend the date to March 31, 2008. Dr. Rotenberg's outstanding balance as of June 30, 2007 was $101,359.21.

          In exchange for such payments and benefits, Dr. Rotenberg executed a general release of all claims he may have had against us and agreed not to sue us with respect to any released claims. In addition, Dr. Rotenberg agreed to cooperate in any legal matters involving us about which he has personal knowledge.

          Martin Driscoll resigned as our Senior Vice President, Sales and Marketing effective August 15, 2005. In connection with Mr. Driscoll's termination of employment with us, we entered into an agreement with him, which provided for the following payments and benefits in lieu of payments under Mr. Driscoll's employment agreement:

  •
  Cash payments totaling $275,000, which were paid in semi-monthly installments beginning on September 30, 2005.

  •
  Continued medical and dental coverage under our group health plans at no cost until the earlier of August 15, 2006 or the date Mr. Driscoll became covered under any other health plan or policy.

          In exchange for such payments and benefits, Mr. Driscoll executed a general release of all claims he may have had against us and agreed not to sue us with respect to any released claims. In addition, Mr. Driscoll agreed to cooperate in any legal matters involving us about which he has personal knowledge.

          Stefan Aigner, M.D. resigned as our Executive Vice President of Business Development effective January 31, 2006. In connection with Dr. Aigner's termination of employment with us, we entered into an agreement with him, which provided for the following payments and benefits in lieu of payments under Dr. Aigner's employment agreement:

  •
  Cash payments totaling $420,000, which were paid as follows:

  •
  $120,000 was paid on February 15, 2006;

  •
  $100,000 was paid on March 31, 2006;

  •
  $100,000 was paid on June 30, 2006; and

  •
  $100,000 was paid on September 30, 2006.

  •
  Continued medical and dental coverage under our group health plans at no cost until the earlier of January 31, 2007 or the date Dr. Aigner became covered under any other health plan or policy.

  •
  Extension of the exercise period of his 65,000 vested options as of January 31, 2006, such that all vested options are exercisable at any time during the remainder of their ten-year term.

  •
  Term life policies in the aggregate amount of $4.0 million until January 30, 2008.

          In exchange for such payments and benefits, Dr. Aigner executed a general release of all claims he may have had against us and agreed not to sue us with respect to any released claims. In addition, Dr. Aigner agreed to cooperate in any legal matters involving us about which he has personal knowledge.

          In connection with Mr. Zakrzewski's termination of employment with us, we entered into a separation agreement with him, which provided for the following payments and benefits in lieu of payments under Mr. Zakrzewski's employment agreement:

  •
  In addition to payment of all compensation through Mr. Zakrzewki's termination date of April 30, 2007, he is entitled to any unused vacation pay, and cash payments totaling $965,000, payable as follows:

  •
  $500,000 payable in bi-weekly installments over a twelve-month period beginning May 15, 2007;

  •
  $350,000 payable in two installments on May 15, 2007 and August 1, 2007; and

  •
  $115,000 lump sum payment to be paid on or prior to March 15, 2008.

  •
  Continued medical and dental coverage under our group health plans at no cost until the earlier of April 30, 2008 or the date Mr. Zakrzewski becomes covered under any other health plan or policy.

  •
  Extension of the exercise period of his 150,000 vested options as of April 30, 2007, such that (i) 50,000 vested options shall be exercisable at any time during the remainder of their ten-year term; (ii) 25,000 vested options must be exercised on or after January 1, 2008, but on or before December 31, 2008; (iii) 25,000 vested options must be exercised on or after January 1, 2009, but on or before December 31, 2009; (iv) 25,000 vested options must be exercised on or after January 1, 2010, but on or before December 31, 2010; and (v) 25,000 vested options must be exercised on or after January 1, 2011, but on or before December 31, 2011.

          In exchange for such payments and benefits, Mr. Zakrzewski executed a general release of all claims he may have had against us and agreed not to sue us with respect to any employment related matters. In addition, Mr. Zakrzewski agreed to cooperate in any legal matters involving us about which he has personal knowledge.

          Dr. Mario resigned as our Chief Executive Officer on January 15, 2007 and as one of our directors effective June 30, 2007. In connection with Dr. Mario's termination of employment with us, we entered into a separation agreement with him, which provided for the following payments and benefits in lieu of payments under Dr. Mario's employment agreement:

  •
  Cash payments of $1.25 million payable in 24 equal installments paid in accordance with our normal payroll practices beginning on July 15, 2007;

  •
  The 949,936 vested options to purchase our common stock at $20.00 per share and 469,974 shares of fully vested restricted common stock Dr. Mario currently owns will remain exercisable until their respective expiration dates;

  •
  In the event a transaction resulting in a change of control occurs prior to July 1, 2008, Dr. Mario will be entitled to receive a bonus equal to 1.0% of the net proceeds actually received by our stockholders in connection with such liquidity event with respect to their capital stock; provided, that if such a liquidity event does not occur before June 30, 2008, Dr. Mario shall receive 333,000 shares of fully vested restricted common stock, which shares shall be transferable upon grant. In the event that any portion of the constitutes an "excess parachute payment" within the meaning of sections 280G and 4999 of the Internal Revenue Code of 1986, as amended, Dr. Mario is entitled to receive an additional amount equal to 20% of such excess parachute payment;

  •
  The assignment to Dr. Mario of our 3/16th NetJets fractional ownership interest, valued at $1.4 million, in a Citation Excel aircraft; and

  •
  Stock grant of 425,000 shares of our common stock, which will be granted upon the earlier of January 31, 2009 or a transaction resulting in a change of control.

          In exchange for such payments and benefits, Dr. Mario forfeited 425,000 shares of our restricted common stock issued to Dr. Mario pursuant to his employment agreement, executed a general release of all claims he may have had against us and agreed not to sue us with respect to any released claims. In addition, Dr. Mario agreed to cooperate in any legal matters involving us about which he has personal knowledge. We are not obligated to make the payments described above if Dr. Mario breaches the agreement in any material way. Additionally, in specified breach situations, Dr. Mario is obligated to repay us for all amounts previously paid under the agreement in excess of $100.

Related Party Transaction Policy

          We have adopted a written policy regarding the review, approval and ratification of related party transactions. The principle elements of this policy are as follows:

  •
  For each related party transaction (other than pre-approved transactions as discussed below), the audit committee reviews the relevant facts and circumstances, takes into account the conflicts of interest and corporate opportunity provisions of our Code of Business Conduct and Ethics and either approves or disapproves the related party transaction.

  •
  Any related party transaction shall be consummated and shall continue only if the audit committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy.

  •
  If advance audit committee approval of a related party transaction requiring the audit committee's approval is not feasible, then the transaction may be preliminarily entered into by management upon prior approval of the transaction by the Chair of the audit committee subject to ratification of the transaction by the audit committee at the audit committee's next regularly scheduled meeting; provided that if ratification shall not be forthcoming, management shall make all reasonable efforts to cancel or annul such transaction.

  •
  Management shall present to the audit committee each proposed related party transaction, including all relevant facts and circumstances relating thereto, shall update the audit committee as to any material changes to any approved or ratified related party transaction and shall provide a status report at least annually at a regularly scheduled meeting of the audit committee of all then-current related party transactions.

  •
  No director may participate in approval of a related party transaction for which he or she is a related party.

Certain transactions either occurring in the ordinary course of business or concerning executive or director compensation are designated pre-approved transactions under the policy, and as such are deemed to be approved or ratified, as applicable.

PRINCIPAL AND SELLING STOCKHOLDERS

          The following table sets forth information regarding the beneficial ownership of shares of our common stock as of August 31, 2007 for:

  •
  each person known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

  •
  each of our named executive officers;

  •
  each of our directors;

  •
  all directors and current executive officers as a group; and

  •
  each selling stockholder.

          Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting and investment power with respect to the securities. Except as otherwise provided by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock used to calculate the percentage ownership of each listed person includes the shares of common stock underlying options or warrants held by such persons that are currently exercisable or exercisable within 60 days of August 31, 2007, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

          Percentage of beneficial ownership before the offering is based on 41,695,784 shares of common stock outstanding, consisting of 6,027,469 shares of common stock outstanding as of August 31, 2007, and 35,668,315 shares issuable upon the conversion of all outstanding shares of convertible, redeemable preferred stock immediately prior to the consummation of this offering. Percentage of beneficial ownership after the offering is based on                          shares of common stock outstanding, consisting of 6,027,469 shares of common stock outstanding as of August 31, 2007, 35,668,315 shares issuable upon the conversion of all outstanding shares of convertible, redeemable preferred stock immediately prior to the consummation of this offering, and                           shares offered by this prospectus.

          Unless otherwise provided, the address of each individual listed below is c/o Reliant Pharmaceuticals, Inc., 110 Allen Road, Liberty Corner, New Jersey 07938.

				Percentage Beneficially
Name of Beneficial Owner	Number of Shares		Shares to be Sold in the Offering	Owned Before Offering	After Offering
5% and Selling Stockholders:
PharmBay Investors, L.L.C.	11,235,990	(1)	—	26.8%		%
Bay City Capital LLC	8,285,175	(2)	—	19.8%
Alkermes, Inc.	5,017,250	(3)		12.0%
Joseph J. Krivulka	1,499,443	(4)		3.6%
Stefan Aigner, M.D.	829,170	(5)		*	*

Directors, Named Executive Officers and Current Executive Officers:
Bradley T. Sheares, Ph.D.	200,000	(6)	—	*	*
Robert R. Ferguson III	130,000	(7)	—	*	*
Joseph S. Zakrzewski	51,250	(8)	—	*	*
Vincent J. Angotti	90,500	(9)	—	*	*
Steven B. Ketchum, Ph.D.	107,500	(10)	—	*	*
Peter L. Garrambone, Jr	10,000	(11)	—	*	*
Eric P. Pomerantz	10,000	(12)	—	*	*
James R. Butler	67,750	(13)	—	*	*
Fred B. Craves, Ph.D.	303,501	(14)	—	*	*
Mark S. Hoplamazian	159,012	(15)	—	*	*
Margaret Jordan	24,500	(16)	—	*	*
Ernest Mario, Ph.D.	1,444,910	(17)	—	3.4%
William E. Mayer	76,500	(18)	—	*	*
David V. Milligan, Ph.D.	236,298	(19)	—	*	*
Richard Pops	17,250	(20)	—	*	*
Michael A. Rocca	26,500	(21)	—	*	*
James C. Smith	180,955	(22)	—	*	*
Michael B. Solomon	1,930,500	(23)	—	4.6%	*
August Watanabe, M.D.	53,000	(24)	—	*	*
All directors and current executive officers as a group (16 persons)	3,496,016	(25)		8.4%		%

*
Less than 1%.

(1)
Includes warrants to purchase 183,975 shares of common stock. The address of PharmBay Investors, L.L.C. is 71 W. Wacker Drive, Suite 4600, Chicago, IL 60606. Pharmbay Investors, L.L.C. is member managed. No member, acting individually, has voting control or investment discretion with respect to the securities owned.

(2)
Bay City Capital LLC is the manager of Bay City Capital Management II LLC and Bay City Capital Management III LLC. Bay City Capital Management II LLC is the general partner of The Bay City Capital Fund II, L.P., which owns of record 4,524,903 shares of common stock of Reliant and warrants to purchase 70,694 shares of common stock, and The Bay City Capital Fund II Coinvestment Fund, L.P., which owns of record 295,555 shares of common stock of Reliant and warrants to purchase 4,623 shares of common stock. Bay City Capital Management III LLC is the general partner of The Bay City Capital Fund III, L.P., which owns of record 3,196,406 shares of common stock of Reliant and warrants to purchase 50,978 shares of common stock of Reliant, and The Bay City Capital Fund III Coinvestment Fund, L.P., which owns of record 139,786 shares of common stock of Reliant and warrants to purchase 2,230 shares of common stock of Reliant. Bay City Capital LLC has sole voting and investment power over the shares held of record by The Bay City Capital Fund II, L.P., The Bay City Capital Fund II Coinvestment Fund, L.P., The Bay City Capital Fund III, L.P. and The Bay City Capital Fund III Coinvestment Fund, L.P. Bay City Capital LLC is managed by a board of managers currently comprised of four managers, none of whom, acting individually, has voting control or investment discretion with respect to the securities owned. Fred B. Craves, Ph.D., our

  Chairman, is the chairman of and a manager of Bay City Capital LLC. Dr. Craves also owns 20.0588% of the membership interests in Bay City Capital LLC. Dr. Craves disclaims beneficial ownership of the shares held by The Bay City Capital Fund II, L.P., The Bay City Capital Fund II Coinvestment Fund, L.P., The Bay City Capital Fund III, L.P. and The Bay City Capital Fund III Coinvestment Fund, L.P., except to the extent of his proportionate pecuniary interest therein. The address of Bay City Capital LLC is 750 Battery Street, San Francisco, CA 94111.

(3)
Includes 6,500 shares of common stock held of record and options to purchase 10,750 shares of common stock which are exercisable within 60 days of August 31, 2007 and held by Richard Pops. Pursuant to a written agreement between Alkermes and Mr. Pops, any equity securities (or cash) paid to Mr. Pops for his service as a director of Reliant are received on behalf of Alkermes. Therefore, shares of Reliant stock held by Mr. Pops are beneficially owned by Alkermes. The address of Alkermes, Inc. is 88 Sidney Street, Cambridge, Massachusetts 02139.

(4)
Represents 1,381,943 shares of common stock held of record and options to purchase 117,500 shares of common stock which are exercisable within 60 days of August 31, 2007. Mr. Krivulka resigned as our President effective November 12, 2004. In connection with his resignation we entered into an agreement with Mr. Krivulka pursuant to which he released us from all claims that he may have had. In accordance with the terms of the agreement, we agreed to pay him $762,500 and continue paying an annual premium of $12,500 on a life insurance policy on Mr. Krivulka's life, which Mr. Krivulka has previously collaterally assigned to secure a loan. Our obligation to make such premium payments cease upon maturity of the loan, which is December 31, 2007, unless otherwise accelerated. Finally, we agreed to accelerate the vesting of options to purchase 32,500 shares of our common stock to November 12, 2004, as a result of which, Mr. Krivulka has 117,500 vested options. These vested options shall be exercisable for the remainder of their 10-year term. Mr. Krivulka's options have been collaterally assigned to secure a loan to Mr. Krivulka. Mr. Krivulka's address is c/o Triax Pharmaceuticals, Inc., 20 Commerce Drive, Cranford, New Jersey 07016.

(5)
Represents 764,170 shares of common stock held of record and options to purchase 65,000 shares of common stock which are exercisable within 60 days of August 31, 2007. Dr. Aigner resigned as our Executive Vice President of Business Development effective January 31, 2006. See "Certain Relationships And Related Party Transactions — Other Transactions with Our Current and Former Executive Officers and Directors — Separation Agreements." Dr. Aigner's address is 30 Stockmar Drive, Basking Ridge, New Jersey 07920.

(6)
Represents 200,000 shares of common stock held of record.

(7)
Represents 30,000 shares of common stock held of record and options to purchase 100,000 shares of common stock which are exercisable within 60 days of August 31, 2007.

(8)
Represents 1,250 shares of common stock held of record and options to purchase 50,000 shares of common stock which are exercisable within 60 days of August 31, 2007. Mr. Zakrzewski resigned as our Chief Operating Officer effective April 30, 2007 and is no longer one of our executive officers. See "Certain Relationships And Related Party Transactions — Other Transactions with our Current and Former Executive Officers and Directors — Separation Agreements." The address of Mr. Zakrzewski is 3 Trout Brook Court, Chester, New Jersey 07930.

(9)
Represents 32,500 shares of common stock held of record and options to purchase 58,000 shares of common stock which are exercisable within 60 days of August 31, 2007.

(10)
Represents 5,000 shares of common stock held of record and options to purchase 102,500 shares of common stock which are exercisable within 60 days of August 31, 2007.

(11)
Represents 10,000 shares of common stock held of record.

(12)
Represents 10,000 shares of common stock held of record.

(13)
Represents 15,000 shares of common stock held of record and options to purchase 52,750 shares of common stock which are exercisable within 60 days of August 31, 2007. Mr. Butler resigned as our Senior Vice President — Sales and Marketing effective September 30, 2006 and is no longer one of our executive officers. See "Compensation Discussion and Analysis — Employment Agreements and Severance Payments." The address of Mr. Butler is 914 Oak Ridge Drive, Linville, North Carolina 28646.

(14)
Represents (i) 18,000 shares of common stock held of record and options to purchase 15,500 shares of common stock which are exercisable within 60 days of August 31, 2007 and (ii) 263,751 shares of common stock held of record and warrants to purchase 6,250 shares of common stock owned by the Craves Family, L.L.C., for which Dr. Craves serves as manager and has sole voting and investment power over the shares.

(15)
Represents (i) 104,262 shares of common stock held of record by the Vince Club Trust, a trust for which Mr. Hoplamazian serves as sole trustee and has sole voting and investment power over the shares, (ii) warrants to purchase 18,750 shares of common stock owned by P. G. Gigi Trust M, a trust for which Mr. Hoplamazian serves as co-trustee, (iii) 18,000 shares of common stock held of record and (iv) options to purchase 18,000 shares of common stock which are exercisable within 60 days of August 31, 2007. Mr. Hoplamazian disclaims beneficial ownership of the shares held by the Vince Club Trust and the warrants held by P. G. Gigi Trust M. Mr. Hoplamazian and members of his immediate family are beneficiaries of The Mildred Place Trust, which owns of record 66,762 shares of our common stock. Mr. Hoplamazian does not possess voting or investment power over these shares.

(16)
Represents 24,500 shares of common stock held of record.

(17)
Represents (i) warrants to purchase 25,000 shares of common stock; (ii) options to purchase 949,936 shares of common stock which are exercisable within 60 days of August 31, 2007; (iii) 288,557 shares of common stock held of record by the Mario 2002 Grandchildren's Trust; (iv) 123,667 shares of common stock held of record by the Mario 2002 Children's Trust; (v) 19,250 shares held of record by the Goffredo 2003 Irrevocable Trust; (vi) 19,250 shares held of record by the Samantha Cohan 2003 Irrevocable Trust; and (vii) 19,250 shares held of record by the Alexandra Cohan 2003 Irrevocable Trust. Dr. Mario is the sole trustee of each of the Mario 2002 Grandchildren's Trust, Mario 2002 Children's Trust, Goffredo 2003 Irrevocable Trust, Samantha Cohan 2003 Irrevocable Trust and Alexandra Cohan 2003 Irrevocable Trust and has sole voting and investment power of the shares held by each of these trusts. In addition to the shares listed in the table above, Middlemarch, L.L.C. owns of record 343,000 shares of common stock. The address of Dr. Mario is 350 S. River Road, New Hope, PA 18938.

(18)
Represents 76,500 shares of common stock held of record by William E. Mayer Holdings, Inc. Mr. Mayer is the controlling stockholder of William E. Mayer Holdings, Inc. and has sole voting and investment power over the shares held thereby.

(19)
Represents (i) 108,523 shares of common stock held of record by Milligan Enterprises, LLC, (ii) 94,275 shares of common stock held of record by the David V. Milligan Trust, (iii) 18,000 shares of common stock held of record and (iv) options to purchase 15,500 shares of common stock exercisable within 60 days of August 31, 2007. Dr. Milligan is the manager of Milligan Enterprises, LLC and is the trustee of the David V. Milligan Trust and has sole voting and investment power over the shares held by each of these entities.

(20)
Represents 6,500 shares of common stock held of record and options to purchase 10,750 shares of common stock which are exercisable within 60 days of August 31, 2007. Pursuant to an agreement between Mr. Pops and Alkermes, Inc., all shares held by Mr. Pops which he received in connection with his service as our director is held on behalf of Alkermes.

(21)
Represents 26,500 shares of common stock held of record.

(22)
Represents (i) 121,705 shares of common stock held of record and warrants to purchase 6,250 shares of common stock owned by James C. Smith and Norma I. Smith, JTWROS (ii) 18,000 shares of common stock held of record and (iii) options to purchase 35,000 shares of common stock which are exercisable within 60 days of August 31, 2007.

(23)
Represents (i) 1,875,000 shares of common stock held of record by Invemed Catalyst Fund, L.P. (ii) 18,000 shares of common stock held of record and (iii) options to purchase 37,500 shares of common stock which are exercisable within 60 days of August 31, 2007. Mr. Solomon is the managing member of Gladwyne Catalyst GenPar, LLC, a managing member of Invemed Catalyst GenPar, LLC, the general partner of the Invemed Catalyst Fund, L.P. Mr. Solomon has an agreement with the Invemed Catalyst Fund to give the fund all shares of restricted common stock upon vesting and all shares received upon exercise of vested options. Mr. Solomon disclaims beneficial ownership of the shares held by Invemed Catalyst Fund, L.P., except to the extent of his pecuniary interest therein.

(24)
Represents (i) 18,000 shares of common stock held of record and (ii) options to purchase 35,000 shares of common stock which are exercisable within 60 days of August 31, 2007.

(25)
Includes options to acquire 427,750 shares of common stock and warrants to purchase 31,250 shares of common stock, which are exercisable within 60 days of August 31, 2007. This number does not include shares of common stock or options to purchase shares of common stock held by Messrs. Mario, Zakrzewski or Butler, our former Chairman, Chief Operating Officer and Senior Vice President — Sales and Marketing, respectively.

CORPORATE HISTORY AND RESTRUCTURING

          On August 31, 1999, Reliant Pharmaceuticals, Inc. was formed as a Delaware corporation under the name of "Bay City Pharmaceuticals, Inc." On April 17, 2000, Bay City Pharmaceuticals, Inc. changed its name to "Reliant Pharmaceuticals, Inc." On July 6, 2000, Reliant Pharmaceuticals, Inc. entered into a restructuring transaction to, among other things, effectuate the conversion of Reliant Pharmaceuticals, Inc. into a Delaware limited liability company. As a result of the conversion, Reliant Pharmaceuticals, Inc. changed its name to "Reliant Pharmaceuticals, LLC", and its shares of common stock and convertible, redeemable preferred stock automatically converted into an equal number of common units and preferred units. On April 1, 2004, Reliant Pharmaceuticals, LLC entered into a restructuring transaction to, among other things, effectuate the conversion of Reliant Pharmaceuticals, LLC into a Delaware corporation. As a result of the conversion, Reliant Pharmaceuticals, LLC changed its name to "Reliant Pharmaceuticals, Inc." and its common units and preferred units automatically converted into an equal number of shares of common stock and convertible, redeemable preferred stock. For tax purposes we converted from a Delaware limited liability company to a Delaware corporation effective June 29, 2003.

DESCRIPTION OF INDEBTEDNESS

          The following summary of our indebtedness and the provisions of each debt instrument summarized below, do not purport to be complete and are subject to, and qualified in their entirety by reference to each of the debt instruments, which we have included as exhibits to the registration statement of which this prospectus is a part.

Revolving Credit Facility

          On August 19, 2004, we entered into a $25.0 million secured revolving credit facility with Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., as lender and agent. The credit facility was amended in October 2004, April 2005 and March 2007. Pursuant to the March 2007 amendment, the credit facility was increased to $40.0 million and the maturity date was extended to March 31, 2012. Subject to certain exceptions set forth in the revolving credit agreement, amounts drawn under the facility are limited to 85% of the amount of eligible accounts receivable minus reserves then reasonably established by Merrill Lynch Capital.

          Amounts drawn under the revolving credit facility bear interest at LIBOR plus 2.25%. The facility is secured by liens on existing and future acquired accounts receivable and proceeds thereof. The proceeds of borrowings under the revolving credit facility may be used for any valid corporate purpose.

          We are required to pay the following fees under our revolving credit facility: (1) an unused line fee in an amount equal to (a) the revolving loan commitment less the average daily balance of the revolving loan outstanding during the preceding month, multiplied by (b) forty-two one hundredths of one percent (0.42%) per annum; (2) a collateral management fee on the first day of each calendar month in the amount of $1,500; and (3) only in the event we permanently prepay the obligations and the commitments are terminated before September 9, 2008, a deferred commitment fee equal to (a) $400,000 before March 9, 2008 and (b) $200,000 on or after March 9, 2008 and before September 9, 2008.

          Our revolving credit facility contains a number of negative covenants restricting, among other things, indebtedness, liens, restricted payments (including dividends), mergers and acquisitions, sales and purchases of assets, modifications to material contracts, transactions with affiliates, conduct of business and bank accounts. Our revolving credit facility also contains a financial covenant that requires our average monthly total revenues, calculated on a trailing twelve month basis, to not equal less than $11.6 million per month for a period of three consecutive months.

          Our revolving credit facility contains events of default, including the following:

  •
  failure to make payments when due;

  •
  defaults under other material agreements or instruments governing indebtedness of certain minimum amounts;

  •
  loss of material contracts;

  •
  noncompliance with covenants;

  •
  breaches of representations and warranties;

  •
  breaches of covenants;

  •
  bankruptcy and dissolution;

  •
  judgments and attachments in excess of specified amounts;

  •
  occurrence of ERISA defaults resulting or expected to result in liability in excess of specified amounts;

  •
  material qualifications in accountants' report which would reasonably be expected to have a material adverse effect;

  •
  impairment of security interests in collateral; and

  •
  a change of control.

Term Loan Credit Facility

          We entered into a senior secured term loan credit facility on March 9, 2007, which allows us to borrow up to $215.0 million from the lenders thereunder. The following is a summary of the principal terms of the senior secured term loan credit facility.

          Structure.    The term loan credit facility consists of (1) a $170.0 million term loan and (2) a $45.0 million delayed draw term loan, with Goldman Sachs Credit Partners L.P. as lead arranger, sole bookrunner, syndication agent, administrative agent, collateral agent and a lender, and various other lenders. The term loan credit facility contains financial covenants that require us to comply with an interest coverage ratio and a leverage ratio.

          Use of Proceeds.    A portion of the $170.0 million in the initial proceeds of the term loan credit facility funded on March 9, 2007 was used to refinance our prior secured term loan credit facilities under which approximately $113.9 million was outstanding as of March 9, 2007 (consisting of principal and accrued interest) and to pay fees and expenses incurred in connection with the term loan credit facility. The delayed draw portion of the term loan credit facility was fully drawn on June 5, 2007. As of June 30, 2007, we had $214.5 million outstanding on the term loan credit facility of which we expect to pay between $115.0 million and the entire outstanding balance as of the consummation of the offering with the net proceeds of this offering. The remaining proceeds under the funded and unfunded portions of the term loan credit facility will be used for general corporate purposes, working capital, permitted acquisitions and fees and expenses related thereto.

          Guarantors.    Subject to certain exceptions, each existing and subsequently acquired or organized U.S. subsidiary has or will guarantee the term loan credit facility.

          Security.    The obligations under the term loan credit facility and the obligations of guarantors under the guarantees are secured by security interests in substantially all of our and substantially all of each guarantor's assets, subject to an intercreditor agreement.

          Maturity.    We must repay in full all amounts outstanding under the term loan credit facility on March 31, 2012. We are required to make quarterly principal payments in the amount equal to 0.25% of the outstanding principal.

          Interest.    All amounts outstanding under the term loan credit facility will accrue interest, at our option, at either the greater of the prime rate or the federal funds effective rate plus 0.5%, plus 2.25% per annum (subject to adjustment) or the LIBOR plus 3.25% (subject to adjustment) per annum.

          Interest on overdue amounts under the term loan credit facility following an event of default will accrue at a rate equal to the applicable interest rate on such loans plus an additional 2.0% per annum.

          Interest Rate Swaps.    Pursuant to the terms of our March 9, 2007 term loan credit facility, we were obligated, if commercially reasonable, to enter into one or more interest rate swaps or hedging arrangements by June 7, 2007 so that at least 40% of our aggregate principal amount of indebtedness outstanding under our term loan credit facility is subject to a fixed rate interest rate (for a period of two years) to protect against exposure to interest rate fluctuations.

          Optional and Mandatory Prepayments.    Any permitted prepayments on the term loan credit facility made prior to the first anniversary of the closing date are to be made at a price equal to 101% of the amounts to be repaid. Prepayments on any of the term loan credit facility after the first anniversary of the closing date through the maturity date shall not be subject to any prepayment premium.

          We are required to make mandatory prepayments on the term loan credit facility (subject to the restrictions referenced above and certain exceptions) upon receipt of:

  •
  net asset sale proceeds; provided that if there is no event of default, we shall have the option to commit to reinvest such proceeds within one year after receipt (and if so committed, to invest within 18 months after receipt thereof); provided further, that if the aggregate proceeds from the closing date through the date of determination do not exceed $2 million for any fiscal year, we have no obligation to prepay the loans or reinvest the proceeds;

  •
  net insurance/condemnation proceeds, provided, so long as no event of default shall have occurred and be continuing, we have the option to commit to invest, within one year after receipt thereof (and, if so committed, to invest within 18 months after receipt thereof), any net insurance/condemnation proceeds, up to an aggregate amount for all such invested net insurance/condemnation proceeds after the closing date not to exceed $35,000,000;

  •
  cash proceeds from a capital contribution to, or the issuance of any capital stock, except for (a) equity securities issued in an initial public offering, (b) capital stock issued in connection with warrants outstanding as of December 31, 2006, and (c) capital stock or options issued pursuant to any employee stock arrangement, stock option compensation plan, employment agreement or similar such plans;

  •
  cash proceeds from the issuance of otherwise unpermitted debt; and

  •
  any consolidated excess cash flow (as defined below) for any fiscal year, provided, that only an amount equal to 50% of such consolidated excess cash flow (less certain prepayments) shall be required to repay borrowings under the term loan credit facility.

          "Consolidated Excess Cash Flow" is defined in the term loan credit facility as, for any period, an amount (if positive) equal to: (i) the sum, without duplication, of the amounts for such period of (a) consolidated adjusted EBITDA (as defined in the term loan credit facility), plus (b) the consolidated working capital adjustment (as defined in the term loan credit facility), minus (ii) the sum, without duplication, of the amounts for such period paid in cash from operating cash flow of (a) scheduled repayments of indebtedness as defined in the term loan credit facility) for borrowed money and capital leases (as defined in the term loan credit facility) (excluding repayments of revolving loans except to the extent the commitments in respect thereof are permanently reduced in connection with such repayments and excluding imputed interest expense in respect of capital leases), (b) consolidated capital expenditures (as defined in the term loan credit facility) (net of any proceeds of (y) any related financing with respect to such expenditures and (z) any sales of assets used to finance such expenditures), (c) consolidated cash interest expense (as defined in the term loan credit facility), (d) provisions for taxes based on our income and our subsidiaries (as defined in the term loan credit facility) paid in cash during such period, (e) cash (as defined in the term loan credit facility) payments made by us and our consolidated subsidiaries as part of the purchase price for a permitted acquisition and expenses incurred to consummate such permitted acquisition (as defined in the term loan credit facility), and (f) fees and expenses incurred during such period in connection with the negotiation, execution and delivery of the credit documents (as defined in the term loan credit facility), the working capital facility credit agreement, the working capital facility security agreement (as defined in the term loan credit facility) and any proposed IPO and fees, penalties and expenses incurred under the existing specified indebtedness (as defined in the term loan credit facility), minus (iii) a milestone cash payment of $25,000,000 to be paid in 2007.

          Fees.    We are required to pay an annual administrative fee in the amount of $125,000 under the term loan credit facility.

          Financial Covenants.    Our term loan credit facility contains financial covenants that require us to maintain:

  •
  an interest coverage ratio (as defined in the term loan credit facility), measured quarterly;

  •
  a leverage ratio (as defined in the term loan credit facility), measured quarterly; and

  •
  a maximum consolidated capital expenditures (as defined in the term loan credit facility), measured annually.

          The term loan credit facility also contains covenants, including limitations with respect to the following:

  •
  other indebtedness;

  •
  liens;

  •
  investments;

  •
  guarantees;

  •
  restricted payments (including dividends and distributions on, and redemptions and refinancings of, capital stock and cash payments on certain other debt (other than scheduled payments));

  •
  mergers and acquisitions;

  •
  sales of assets;

  •
  sales and lease-backs;

  •
  modifications to material contracts;

  •
  incurrence of obligations under additional material contracts;

  •
  formation of subsidiaries;

  •
  business activities similar or related to those at the closing date;

  •
  transactions with stockholders and affiliates; and

  •
  negative pledges.

          Events of Default.    The term loan credit facility contains events of default, including the following:

  •
  failure to make payments when due;

  •
  defaults under other material agreements or instruments governing indebtedness of certain minimum amounts;

  •
  noncompliance with covenants;

  •
  breaches of representations and warranties;

  •
  breaches of covenants;

  •
  bankruptcy and dissolution;

  •
  judgments and attachments in excess of specified amounts;

  •
  occurrence of ERISA defaults resulting or expected to result in liability in excess of specified amounts;

  •
  discontinuation of guarantee by guarantor subsidiaries;

  •
  impairment of security interests in collateral; and

  •
  a change of control.

DESCRIPTION OF CAPITAL STOCK

          The following is a summary of the material rights of our capital stock and related provisions of our amended and restated certificate of incorporation and amended and restated bylaws to be effective after the completion of this offering. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation, amended and restated bylaws and second amended and restated registration rights agreement, which we have included as exhibits to the registration statement of which this prospectus is a part.

          After completion of this offering, our authorized capital stock will consist of 400 million shares of common stock, par value $0.01 per share, and 70 million shares of preferred stock, par value $0.01 per share. Immediately following the completion of this offering, an aggregate of                          shares of common stock will be issued and outstanding and no shares of preferred stock will be issued and outstanding.

Common Stock

          Upon completion of this offering, assuming no exercise of any outstanding options or warrants, there will be                          shares of common stock outstanding, consisting of:

  •
  6,027,469 shares of common stock outstanding as of August 31, 2007;

  •
  35,668,315 shares of common stock issued upon conversion of all outstanding shares of our convertible, redeemable preferred stock; and

  •
  shares of common stock issued in this offering.

          As of August 31, 2007, there were options outstanding to purchase 5,842,986 shares of our common stock and warrants outstanding to purchase 620,313 shares of our common stock. In addition, upon completion of this offering we will have up to                          shares of common stock reserved for future issuance upon settlement of stock appreciation rights. We currently have approximately 215 record holders of our common stock.

  Voting Rights

          The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

  Dividends

          The holders of our common stock are entitled to dividends as our board of directors may declare from time to time from legally available funds, subject to limitations under Delaware law and the preferential rights of the holders of any outstanding shares of preferred stock. In addition, the payment of cash dividends is restricted by the covenants in our credit facilities.

  Liquidation

          Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and subject to prior distribution rights granted to the holders of any outstanding shares of preferred stock.

  No Preemptive or Similar Rights

          Our common stock is not entitled to preemptive rights, conversion or other rights to subscribe for additional securities and there are no redemption or sinking fund provisions applicable to our common stock.

  Fully Paid and Non-assessable

          All of the outstanding shares of common stock are, and the shares offered by us in this offering will be, fully paid and non-assessable.

Preferred Stock

          Immediately prior to the consummation of this offering, all outstanding shares of our convertible, redeemable preferred stock will automatically convert into 35,668,315 shares of common stock.

          Following this offering, our board of directors will be authorized, without any further action by our stockholders, but subject to the limitations imposed by the Delaware General Corporation Law, to issue up to 70 million shares of preferred stock in one or more classes or series. Our board of directors may fix the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of our company.

Warrants

          As of August 31, 2007, there were warrants outstanding to purchase 620,313 shares of our common stock at an exercise price of $20.00 per share. Each warrant also contains provisions for the adjustment of the aggregate number of shares issuable upon the exercise of the warrant in the event of any stock dividend or split, consolidation, reorganization or reclassification. In addition, the shares of our common stock issuable upon any exercise of the warrants provide their holders with rights to have those shares registered with the SEC, as discussed more fully below. These warrants have net exercise provisions under which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Warrants outstanding to purchase 620,313 shares of our common stock terminate on April 13, 2015.

Registration Rights

  Convertible, Redeemable Preferred Stock and Warrants

          Under our second amended and restated registration rights agreement, as amended, following the consummation of this offering, the holders of shares of our common stock issued upon conversion of our convertible, redeemable preferred stock or exercise or exchange of our warrants may request that we use our reasonable best efforts to register their shares, subject to a 180-day lock-up arrangement, with the SEC so that those shares may be publicly resold, or to include their shares in any registration statement as described below.

  Demand Registration Rights

          At any time beginning 180 days after the consummation of this offering, the holders of a majority of the common stock issued upon the conversion of our Series A and Series B convertible, redeemable preferred stock and of any of our shares of common stock issuable upon the exercise or exchange of a warrant, taken together, have the right to request that we file up to three registration statements and we will use our reasonable best efforts to include in such registration all registrable stock for which we have received a proper request for registration.

          At any time beginning 180 days after the consummation of this offering, the holders of at least forty percent of our common stock issued upon conversion of either the Series C convertible, redeemable preferred stock or Series D convertible, redeemable preferred stock may request that we file up to two registration statements (one reserved for each series), so long as the anticipated aggregate offering price of the common stock issued upon conversion of the Series C convertible, redeemable preferred stock and Series D convertible, redeemable preferred stock is at least $25,000,000, and we will use our reasonable best efforts to include in such registration all registrable stock for which we have received a proper request for registration.

  Form S-3 Registration Rights

          If we are eligible to file a "short-form" registration statement on Form S-3, holders of at least thirty percent of our common stock issued upon conversion of our convertible, redeemable preferred stock or exercise or exchange of our warrants then outstanding may request that we file a registration statement on Form S-3, so long as the anticipated aggregate offering price exceeds $2,000,000, and we will use our reasonable best efforts to include in such registration all registrable stock for which we have received a proper request for registration.

  Shelf Registration Rights

          If we are eligible to file a "short-form" registration statement on Form S-3, holders of at least 1,750,000 shares of our common stock issued upon conversion of our convertible, redeemable preferred stock or exercise or exchange of our warrants may request that we file a shelf registration statement pursuant to Rule 415 under the Securities Act. Such registration rights will expire 3 years after the date such shelf registration becomes effective. These registration rights will terminate earlier for a particular stockholder if that holder, following the date the shelf registration becomes effective, beneficially owns less than one percent of our issued and outstanding common stock and such holder may sell its shares without the restrictive legend required under Rule 144 promulgated under the Securities Act.

  "Piggyback" Registration Rights

          At any time following this offering, if we register any securities for public sale, we will use our reasonable best efforts to include shares of our common stock issued upon conversion of our convertible, redeemable preferred stock or exercise or exchange of our warrants with respect to which we have received a written request for inclusion.

  Expenses of Registration

          We will pay all expenses relating to piggyback registrations and all expenses relating to demand registration and Form S-3 registrations so long as the aggregate amount of securities to be sold under each such registration statement exceeds the threshold amounts discussed above. However, we will not pay for the expenses of any demand or Form S-3 registration if the request is subsequently withdrawn by the majority of stockholders initiating these registration rights, subject to limited exceptions.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Bylaws

  Authorized but Unissued or Undesignated Capital Stock

          After completion of this offering, our authorized capital stock will consist of 400 million shares of common stock and 70 million shares of preferred stock. Immediately following the completion of

this offering, an aggregate of                          shares of common stock will be issued and outstanding and no shares of preferred stock will be issued and outstanding. Our board of directors will have the ability to issue, without further action by our stockholders, up to 70 million shares of undesignated preferred stock in one or more transactions. In this regard, our amended and restated certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the authority of our board of directors described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control of our company.

  Special Meetings of Stockholders

          Our amended and restated bylaws provide that special meetings of our stockholders may be called only by our chief executive officer, a majority of our board of directors or by the holders of a majority of our issued and outstanding shares of capital stock entitled to vote at such meeting. As a result, stockholders must rely on management or the holders of a majority of our capital stock to call a special meeting or wait until the next annual meeting to hold a vote on extraordinary matters like a significant transaction.

  Advance Notice Requirements for Stockholder Proposals and Director Nominations

          Our amended and restated bylaws provide that stockholders seeking to bring business before a meeting of stockholders or to nominate candidates for election as directors must provide timely notice of their proposal in writing. To be timely, a stockholders' notice must be delivered to each stockholder entitled to vote at such meeting not less than ten nor more than 60 days before the date of the meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholders' notice. These provisions may preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

  Removal of Directors; Vacancies

          Our amended and restated bylaws provide that directors may be removed, with or without cause, upon by affirmative vote of holders of at least a majority of the shares of stock entitled to vote generally in the election of directors. Our amended and restated bylaws also provide that any vacancies on our board of directors and newly created directorships will be filled by the affirmative vote of a majority of the remaining directors, although less than a quorum, or by a sole remaining director.

  No Cumulative Voting

          Our amended and restated certificate of incorporation does not provide for cumulative voting for our directors. The absence of cumulative voting may make it more difficult for stockholders owning less than a majority of our common stock to elect any directors to our board.

  Limitations on Liability of Directors

          Delaware law authorizes corporations to limit the personal liability of directors to corporations and stockholders for monetary damages for breaches of directors' fiduciary duties. Our amended and restated certificate of incorporation limits, to the fullest extent permitted by Delaware law, the liability of our directors (in their capacity as directors but not in their capacity as officers) to us or our stockholders for monetary damages for any breach of fiduciary duty as a director.

  Indemnification of Directors and Officers

          Subject to certain limitations, our amended and restated bylaws provide that or directors and officers shall be indemnified and provide for the advancement to them of expenses incurred in connection with actual or threatened proceedings and claims arising out of their status as such to the fullest extent permitted by Delaware law. We are also expressly authorized to purchase and maintain directors' and officers' insurance providing indemnification for our directors and officers. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

          The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

          Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

          There is currently no pending material litigation or proceeding involving any of our directors, officers, employees or agents for which indemnification is sought.

  Amendments to our Amended and Restated Bylaws

          Our amended and restated certificate of incorporation grants our board of directors the authority to amend and repeal our amended and restated bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation.

Certain Rights of Invemed

          Pursuant to an agreement entered into in connection with its purchase of Series D convertible, redeemable preferred units, Invemed Catalyst Fund, L.P. has the right, for so long as it owns at least 350,000 shares of our common stock on an as-converted basis (as may be adjusted for stock splits and other items), to appoint a non-voting representative to attend board meetings and receive all information received by board members in general. After completion of this offering, we are also required to include Invemed's designee on the slate of nominees approved by our board of directors and to use our reasonable best efforts to cause Invemed's designee to be elected as a board member, unless our board of directors determines in good faith, with the advice of outside counsel, that it would be inconsistent with their fiduciary duties to take such actions. Invemed designated Michael B. Solomon to serve as its designee on our board of directors. After completion of this offering, so long as Invemed owns at least 350,000 shares of our common stock on an as-converted basis (as may be adjusted for stock splits and other items), in the event that Invemed's designee ceases to serve as a board member, we will use our reasonable best efforts to cause any vacancy resulting from the departure of the Invemed designee to be filled by another Invemed designee.

Listing

          We have applied to have our common stock approved for listing on the New York Stock Exchange under the symbol "RRX."

Transfer Agent and Registrar

          The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

          Upon the completion of this offering, we will have                          shares of common stock outstanding, assuming no exercise of the underwriters' option to purchase additional shares.

          The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of August 31, 2007, after giving effect to the automatic conversion of all outstanding shares of convertible, redeemable preferred stock into 35,668,315 shares of common stock immediately prior to the consummation of this offering. This number excludes:

  •
  84,200 shares of common stock issuable upon exercise of options outstanding as of August 31, 2007, at an exercise price of $24.00 per share, none of which was exercisable as of that date;

  •
  1,702,500 shares of common stock issuable upon exercise of options outstanding as of August 31, 2007, at an exercise price of $22.00 per share, none of which was exercisable as of that date;

  •
  3,524,936 shares of common stock issuable upon exercise of options outstanding as of August 31, 2007, at an exercise price of $20.00 per share, of which options to purchase 2,488,499 shares were currently exercisable;

  •
  531,350 shares of common stock issuable upon exercise of options outstanding as of August 31, 2007, at an exercise price of $10.00 per share, all of which were exercisable as of that date;

  •
  620,313 shares of common stock issuable upon exercise of warrants outstanding at an exercise price of $20.00 per share, all of which are currently exercisable;

  •
  425,000 shares of common stock to be issued to our former Chairman pursuant to his separation agreement on the earlier of a change of control or January 31, 2009;

  •
  up to 1,809,092 additional shares of common stock reserved for future grants as of August 31, 2007, under the 2007 Incentive Award Plan; plus any additional shares added to the 2007 Incentive Award Plan beginning in 2008 under the evergreen feature of such plan. See "Compensation Discussion and Analysis — Employee Benefit Plans — 2007 Incentive Award Plan-Share Reserve"; and

  •
  up to                          shares of common stock reserved for future issuance upon settlement of stock appreciation rights. See "Compensation Discussion and Analysis — Stock Appreciation Rights — Exchange Offer."

          Of the outstanding shares, the                          shares sold in this offering and any shares issued upon exercise of the underwriters' option to purchase additional shares will be freely tradable without restriction under the Securities Act, except that any shares held by our "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed "restricted securities" as defined under Rule 144. Restricted securities may be sold in the public market only if registered under the Securities Act or pursuant to an exemption from such registration, including the exemptions under Rules 144, 144(k) and 701 under the Securities Act, which rules are summarized below.

          Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:

Number of Shares	Date
After 180 days from the date of this prospectus, the 180-day lock-up is released and these shares will be freely tradable under Rule 144 (subject, in some cases, to volume limitations) or Rule 144(k)

After 180 days from the date of this prospectus, the 180-day lock-up will be released and these shares will be freely tradable under Rule 701 (subject, in some cases, to repurchase by us and volume limitations)
After 180 days from the date of this prospectus, these restricted securities will have been held for less than one year and will not yet be freely tradable under Rule 144

Rule 144

          In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of any prior owner other than one of our "affiliates," would be entitled to sell those shares. Persons who have owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately                          shares immediately after this offering; or

  •
  the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale;

provided that requirements concerning the availability of public information, manner or sale and notice of sale are satisfied.

          In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to publicly sell shares of our common stock which are not restricted securities.

Rule 144(k)

          Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an "affiliate" of us, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

          Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of the company during the immediately preceding 90 days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

Stock Options

          As of August 31, 2007, options to purchase a total of 5,842,986 shares of common stock were outstanding, of which 3,019,849 were vested. We intend to file a registration statement on Form S-8 under the Securities Act to register all shares of common stock issuable under our 2007 Incentive Award Plan, 2004 Equity Incentive Plan and the Prior Equity Plans. Accordingly, shares of common stock underlying these options will be eligible for sale in the public markets, subject to vesting restrictions or the lock-up agreements described below.

Lock-Up Agreements

          We and our directors, executive officers and holders of substantially all of our common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing benefit plans.

          The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Registration Rights

          Beginning 180 days following the consummation of this offering, the holders of                          shares of common stock, including shares issuable upon exercise of certain warrants, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See "Description of Capital Stock — Registration Rights."

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO
NON-U.S. HOLDERS OF OUR COMMON STOCK

          The following discussion describes the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the acquisition, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all the potential U.S. federal income tax consequences relating thereto, nor does it address any tax consequences arising under any state, local or foreign tax laws, the federal estate tax or gift tax rules, or any other U.S. federal tax laws. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the IRS) all as in effect as of the date of this offering. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court.

          This discussion is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of that holder's particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including, without limitation, U.S. expatriates, partnerships and other pass-through entities, "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," corporations that accumulate earnings to avoid U.S. federal income tax, banks, financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment, persons deemed to sell the common stock under the constructive sale provisions of the Code.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS, THE FEDERAL ESTATE OR GIFT TAX RULES, AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

          For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a "U.S. person" or a partnership for U.S. federal income tax purposes. A U.S. person is any of the following:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (2) has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

          If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them.

Distributions on our Common Stock

          Payments on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder's adjusted tax basis in the common stock, but not below zero. Any remaining excess will be treated as capital gain.

          Dividends paid to a non-U.S. holder of our common stock that are not effectively connected with a U.S. trade or business conducted by such holder generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder's qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. Non-U.S. holders that do not timely provide us or our paying agent with the required certification, but which qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

          If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on the common stock are effectively connected with such holder's U.S. trade or business, the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form) prior to the payment of such dividends.

          Any dividends paid on our common stock that are effectively connected with a non-U.S. holder's U.S. trade or business (or if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a resident of the United States, unless an applicable tax treaty provides otherwise. A non-U.S. holder that is a foreign corporation also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

Gain on Disposition of our Common Stock

          A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States, or if required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

  •
  the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

          Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to U.S. federal income tax on an net income basis in the same manner as if such holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a branch profits tax equal to 30% (or such lower rate specified by an applicable tax treaty) of a portion of its effectively connected earnings and profits for the taxable year. Non-U.S. holders are urged to consult any applicable tax treaties that may provide for different rules.

          Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate, but may be offset by U.S. source capital losses.

          Any gain to a non-U.S. holder upon the sale or disposition of our common stock also will be subject to U.S. federal income tax if, for such purposes, our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation (USRPHC) during the relevant statutory period. Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we currently are not and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. In the event we do become a USRPHC, as long as our common stock is regularly traded on an established securities market, our common stock will be treated as U.S. real property interests only with respect to a non-U.S. holder that actually or constructively holds more than 5 percent of our common stock.

Information Reporting and Backup Withholding

          We must report annually to the IRS and to each non-U.S. holder the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder's conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at 28%, however, generally will not apply to payments of dividends to a non-U.S. holder of our common stock provided the non-U.S. holder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI, or certain other requirements are met.

          Payments of the proceeds from a disposition by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to those payments if the broker does not have documentary evidence that the beneficial owner is a non-U.S. holder, an exemption is not otherwise established, and the broker is:

  •
  a U.S. person;

  •
  a controlled foreign corporation for U.S. federal income tax purposes;

  •
  a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period; or

  •
  a foreign partnership if at any time during its tax year (1) one or more of its partners are U.S. persons who hold in the aggregate more than 50 percent of the income or capital interest in such partnership or (2) it is engaged in the conduct of a U.S. trade or business.

          Payment of the proceeds from a non-U.S. holder's disposition of our common stock made by or through the U.S. office of a broker generally will be subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury, such as by providing a valid IRS Form W-8BEN or W-8ECI, or otherwise establishes an exemption from information reporting and backup withholding.

          Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS, THE FEDERAL ESTATE OR GIFT TAX RULES, AND ANY OTHER U.S. FEDERAL TAX LAWS.

UNDERWRITING

          We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.
Banc of America Securities LLC
Lazard Capital Markets LLC

Total

          The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

          If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional                          shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

          The following table summarizes the per share and total compensation and estimated expenses we and the selling stockholders will pay. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase             additional shares:

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

          Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

          We and our directors, executive officers and holders of substantially all of our common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

          The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

          Prior to this offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

          We have applied to list the common stock on the New York Stock Exchange under the symbol "RRX". In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders and thereby establish at least 1,100,000 shares in the public float having a minimum aggregate market value of $60 million.

          In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

          The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

          Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

European Economic Area

          In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

            (a)   to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

            (b)   to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

            (c)   to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

            (d)   in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

          For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

          Each underwriter has represented and agreed that:

            (a)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

            (b)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

          The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

          This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

          The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

          The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

          We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

          Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. On September 3, 2004, we entered into a credit and guarantee agreement with an affiliate of Goldman, Sachs & Co., as a lender. On April 13, 2005, we entered into a first-lien term loan and a second-lien term loan with such affiliate, as lender and a third-lien term loan with such affiliate, as initial administrative and collateral agent. In addition such affiliate, is the lender, administrative agent, syndication agent and collateral agent under our term loan credit facility, entered into on March 7, 2007. We have entered into various interest rate swap agreements with such affiliate. To date, we have paid such affiliate an aggregate of approximately $36.0 million, for services performed in connection with such transactions. In addition, to the extent any of the proceeds of this offering are applied to repay loans outstanding under our term loan credit facility, such affiliate will receive a portion of the amounts so repaid under such facility. The Goldman Sachs Group, Inc., an affiliate of Goldman, Sachs & Co., also owns 375,000 shares of our Series D Preferred Stock.

          On August 19, 2004, we entered into a revolving credit facility with an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, as agent and lender. To date, we have paid the affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, an aggregate of approximately $1.0 million, for services performed under our revolving credit facility. We also have various investment accounts with an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, for which we pay customary fees.

          We have an investment account with J.P. Morgan Securities Inc. and all of our of bank accounts are with an affiliate of J.P. Morgan Securities Inc., for which we pay customary fees. We also have an account with an affiliate of J.P. Morgan Securities Inc. that is used as collateral for a stand by letter of credit in the amount of $2.0 million in favor of our landlord, for which we pay customary fees.

          Prior to January 2006, we had an account with an affiliate of Banc of America Securities LLC that was used as collateral for a stand by letter of credit in the amount of $2.0 million in favor of our landlord, for which we pay customary fees.

          Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC equal to approximately 50% of the aggregate fee we pay to Lazard Capital Markets LLC in connection with the offering.

LEGAL MATTERS

          The validity of the common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Chicago, Illinois. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York. Certain partners of Latham & Watkins LLP own 1,250 shares of our common stock, 313 warrants to purchase shares of our common stock or are beneficiaries of trusts that own 106,762 shares of our common stock or warrants to purchase shares of our common stock.

EXPERTS

          Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the SEC under the Securities Act a registration statement on Form S-1 relating to the shares of common stock we are offering by this prospectus. This prospectus, which constitutes part of the registration statement filed with the SEC, does not contain all the information included in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, you should refer to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and, where the contract, agreement or other document is an exhibit to the registration statement, any statement with respect to such contract, agreement or document is qualified by the provisions of such exhibit. You may examine and copy the registration statement, including the exhibits, at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can obtain a copy of all or a portion of the registration statement by mail from the Public Reference Section of the SEC at the same address, upon payment of prescribed fees. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains periodic reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http:/ /www.sec.gov.

          As a result of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referenced above. We maintain a website at http://www.reliantrx.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website.

Reliant Pharmaceuticals, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Reliant Pharmaceuticals, Inc.

          We have audited the accompanying consolidated balance sheets of Reliant Pharmaceuticals, Inc. as of December 31, 2005 and 2006, and the related consolidated statements of operations, changes in members'/stockholders' deficit and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Reliant Pharmaceuticals, Inc. at December 31, 2005 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

          As discussed in Note 2 to the consolidated financial statements, on January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, applying the modified prospective method.

/s/Ernst & Young LLP
MetroPark, New Jersey March 9, 2007

Reliant Pharmaceuticals, Inc.

Consolidated Balance Sheets

(in thousands)

	December 31
	2005	2006
Assets
Current assets:
Cash and cash equivalents	$24,700	$45,952
Cash and cash equivalents — restricted	1,022	—
Accounts receivable, net of allowance for doubtful accounts of $350 and $120 as of December 31, 2005 and 2006, respectively	24,268	45,606
Inventory, net of reserves of $963 and $750 as of December 31, 2005 and 2006, respectively	34,199	40,907
Promotion revenue receivable	4,563	4,180
Prepaid expenses and other current assets	9,055	9,407

Total current assets	97,807	146,052
Fixed assets, net of accumulated depreciation of $5,527 and $5,979 as of December 31, 2005 and 2006, respectively	8,258	6,391
Intangible assets, net of accumulated amortization of $89,188 and $73,080 as of December 31, 2005 and 2006, respectively	72,879	48,580
Other long-term assets	5,849	3,809

Total assets	$184,793	$204,832

Liabilities, convertible, redeemable preferred stock and stockholders' deficit
Current liabilities:
Short-term borrowings	$8,703	$—
Current portion of long-term debt	1,200	1,200
Accounts payable	11,773	11,684
Accrued expenses	59,745	63,900
Other current liabilities	4,506	13,331

Total current liabilities	85,927	90,115
Long-term debt	160,759	110,299
Other long-term liabilities	9,196	4,157
Commitments and contingencies
Common stock subject to repurchase (1,100,362 and 550,181 shares subject to repurchase at December 31, 2005 and 2006, respectively)	19,807	12,104
Convertible, redeemable preferred stock; $.01 par value; 70,000,000 shares authorized:
Series A convertible, redeemable preferred stock; 425,000 shares authorized, issued and outstanding at December 31, 2005 and 2006 (liquidation preference — $7,481)	6,639	7,311
Series B convertible, redeemable preferred stock; 14,250,000 shares authorized and 13,499,998 shares issued and outstanding at December 31, 2005 and 2006 (liquidation preference — $228,356)	206,912	226,945
Series C convertible, redeemable preferred stock; 8,211,047 shares authorized and 8,057,625 shares issued and outstanding at December 31, 2005 and 2006 (liquidation preference — $245,713)	223,967	244,269
Series D convertible, redeemable preferred stock; 19,172,842 shares authorized and 13,685,692 shares issued and outstanding at December 31, 2005 and 2006 (liquidation preference — $358,066)	325,454	355,271

Total convertible, redeemable preferred stock	762,972	833,796
Stockholders' deficit:
Common stock; $.01 par value; 100,000,000 shares authorized and 4,023,023 and 5,623,288 shares issued and outstanding at December 31, 2005 and 2006, respectively	40	56
Additional paid-in capital	—	—
Deferred compensation	(6,375)	—
Subscription and loans receivables	(3,103)	(3,262)
Accumulated other comprehensive income	198	328
Accumulated deficit	(844,628)	(842,761)

Total stockholders' deficit	(853,868)	(845,639)

Total liabilities, convertible, redeemable preferred stock and stockholders' deficit	$184,793	$204,832

See accompanying notes.

Reliant Pharmaceuticals, Inc.

Consolidated Statements of Operations

(in thousands except share and per share data)

	Year ended December 31
	2004	2005	2006
Revenues:
Net product sales	$117,224	$134,806	$312,619
Promotion revenues	105,108	84,522	53,055
Royalty revenue	—	352	1,794

Total revenues	222,332	219,680	367,468
Costs and expenses:
Cost of products sold	21,259	37,379	75,197
Cost of promotion revenues	88,129	65,085	61
Sales and marketing	111,757	138,438	189,229
Sales team restructuring	—	2,326	(85)
General and administrative	34,171	33,288	35,046
Amortization of intangible assets	29,252	31,145	23,720
Research and development	34,908	24,789	29,500

Total costs and expenses	319,476	332,450	352,668

(Loss) income from operations	(97,144)	(112,770)	14,800
Other expense (income), net	27	(9,368)	15
Interest expense	4,204	28,480	34,642
Interest income	(989)	(1,613)	(1,677)

Loss before income tax (benefit) provision	(100,386)	(130,269)	(18,180)
Income tax (benefit) provision	(267)	40	125

Loss from continuing operations	(100,119)	(130,309)	(18,305)
(Loss) income from discontinued operations, net of tax of $2,575 in 2006	(6,048)	(934)	87,866

(Loss) income before cumulative effect of accounting change	(106,167)	(131,243)	69,561
Cumulative effect of accounting change	—	—	(4,447)

Net (loss) income	$(106,167)	$(131,243)	$65,114

Dividend accretion on preferred stock	(64,454)	(63,319)	(70,822)

Net loss attributable to common stockholders	$(170,621)	$(194,562)	$(5,708)

Net loss attributable to common stockholders per share — basic and diluted
Loss from continuing operations		$(41.72)	$(18.10)
(Loss) income from discontinued operations		(0.20)	17.84

Loss before cumulative effect of a change in accounting principle		(41.92)	(0.26)
Cumulative effect of a change in accounting principle		—	(0.90)

Net loss attributable to common stockholders		$(41.92)	$(1.16)

Weighted-average shares outstanding — basic and diluted		4,640,763	4,925,296

Unaudited pro forma net loss attributable to common stockholders per share — basic and diluted
Loss from continuing operations	$(36.93)
Loss from discontinued operations	(1.36)

Loss before cumulative effect of a change in accounting principle	(38.29)
Cumulative effect of a change in accounting principle	—

Net loss attributable to common stockholders^	$(38.29)

Unaudited pro forma weighted-average shares outstanding — basic and diluted	4,455,948

Unaudited adjusted pro forma net loss attributable to common stockholders per share — basic and diluted
Loss from continuing operations			$(0.45)
(Loss) income from discontinued operations			2.16

Loss before cumulative effect of a change in accounting principle			1.71
Cumulative effect of a change in accounting principle			(0.11)

Net loss attributable to common stockholders			$1.60

Unaudited adjusted pro forma weighted-average shares outstanding — basic and diluted			40,593,611

See accompanying notes.

Reliant Pharmaceuticals, Inc.

Consolidated Statements of Changes in Members'/Stockholders' Deficit

Years ended December 31, 2004, 2005 and 2006

(in thousands, except for units and shares)

	Common Units		Common Shares						Accumulated Other Comprehensive Income
					Additional Paid-In Capital	Deferred Compensation	Subscriptions and Loans Receivables			Members'/ Stockholders' Deficit
	Units	Amount	Shares	Amount				Deficit
Balance, December 31, 2003	3,030,365	$3,824	—	$—	$—	$(4)	$(4,221)	$(481,927)	$—	$(482,328)
Accretion of common stock subject to repurchase	—	—	—	—	—	—	—	(165)	—	(165)
Stock-based compensation expense	—	—	—	—	—	3	—	—	—	3
Interest on subscriptions and loans receivables, net	—	—	—	—	—	—	(183)	—	—	(183)
Proceeds from subscriptions and loans receivables	—	—	—	—	—	—	18	—	—	18
Reserve for loans receivables	—	—	—	—	—	—	2,082	—	—	2,082
Conversion from limited liability company to corporation	(3,030,365)	(3,824)	3,030,365	30	3,794	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(106,167)	—	(106,167)
Series A, B, C and D preferred dividends/accretion	—	—	—	—	(3,794)	—	—	(60,660)	—	(64,454)

Balance, December 31, 2004	—	—	3,030,365	30	—	(1)	(2,304)	(648,919)	—	(651,194)
Comprehensive loss:
Net loss	—	—	—	—	—	—	—	(131,243)	—	(131,243)
Deferred gain on interest rate swap	—	—	—	—	—	—	—	—	198	198

Total comprehensive loss	—	—	—	—	—	—	—	—	—	(131,045)

Accretion of common stock subject to repurchase	—	—	—	—	—	—	—	(19,642)	—	(19,642)
Expiration of common stock repurchase right	—	—	550,181	6	77	—	—	—	—	83
Exercise of employee options	—	—	17,477	—	175	—	—	—	—	175
Compensation related to modifications of stock-based awards granted to employees	—	—	—	—	960	—	—	—	—	960
Stock-based compensation expense	—	—	—	—	—	1,276	—	—	—	1,276
Interest on subscriptions and loans receivables, net	—	—	—	—	—	—	(88)	—	—	(88)
Proceeds from subscriptions and loans receivables	—	—	—	—	—	—	294	—	—	294
Issuance of warrants	—	—	—	—	8,827	—	—	—	—	8,827
Compensation related to issuance of restricted shares	—	—	425,000	4	8,456	(7,650)	—	—	—	810
Decrease in reserve for loans receivables	—	—	—	—	—	—	(1,005)	—	—	(1,005)
Series A, B, C and D preferred dividends/accretion	—	—	—	—	(18,495)	—	—	(44,824)	—	(63,319)

Balance, December 31, 2005	—	—	4,023,023	40	—	(6,375)	(3,103)	(844,628)	198	(853,868)
Comprehensive income:
Net income	—	—	—	—	—	—	—	65,114	—	65,114
Deferred gain on interest rate swap	—	—	—	—	—	—	—	—	130	130

Total comprehensive income	—	—	—	—	—	—	—	—	—	65,244

Elimination of deferred compensation upon adoption of FASB 123R	—	—	—	—	(6,375)	6,375	—	—	—	—
Accretion of common stock subject to repurchase	—	—	—	—	—	—	—	(2,201)	—	(2,201)
Exercise of warrants	—	—	833,334	8	—	—	—	—	—	8
Expiration of common stock repurchase right	—	—	550,181	6	9,898	—	—	—	—	9,904
Exercise of employee options	—	—	1,750	—	18	—	—	—	—	18
Compensation related to modifications of stock-based awards granted to employees	—	—	—	—	605	—	—	—	—	605
Stock-based compensation expense	—	—	—	—	1,589	—	—	—	—	1,589
Interest on subscriptions and loans receivables, net	—	—	—	—	—	—	(244)	—	—	(244)
Proceeds from subscriptions and loans receivables	—	—	—	—	—	—	85	—	—	85
Compensation related to issuance of restricted shares	—	—	215,000	2	4,041	—	—	—	—	4,043
Series A, B, C and D preferred dividends/accretion	—	—	—	—	(9,776)	—	—	(61,046)	—	(70,822)

Balance, December 31, 2006	—	$—	5,623,288	$56	$—	$—	$(3,262)	$(842,761)	$328	$(845,639)

Reliant Pharmaceuticals, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year ended December 31
	2004	2005	2006
Cash flows from operating activities
Net (loss) income	$(106,167)	$(131,243)	$65,114
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangible assets	29,280	31,478	23,931
Amortization of original issue discount — term loan	271	3,315	5,721
Amortization of deferred financing costs	461	3,572	2,182
Amortization of deferred royalty	128	17	—
Depreciation	1,668	2,683	1,605
Interest earned on subscriptions and loans receivables	(183)	(88)	(244)
Net provision for doubtful accounts	225	224	(230)
Net provision for loans receivables	2,082	(1,005)	—
Loss on fixed assets	1,233	364	95
Stock-based compensation	—	—	5,145
Compensation charge upon issuance of common stock	3	1	—
Compensation charge for modifications of options granted to employees	—	960	605
Compensation charge for issuance of restricted shares	—	2,085	4,043
Gain on sale of Axid® OS	—	(9,581)	—
Gain on sale of Antara	—	—	(74,653)
Cumulative effect accounting change upon adoption of SFAS 123R	—	—	4,447
Changes in operating assets and liabilities:
Increase in accounts receivable	(16,351)	(6,351)	(21,108)
Increase in inventory	(13,363)	(10,923)	(10,298)
Decrease in promotional revenue receivables	13,304	3,915	383
Increase in prepaid expenses and other current assets	(3,146)	(9)	(1,151)
Decrease (increase) in other long-term assets	23	26	(12)
Increase (decrease) in accounts payable	8,599	(10,663)	(89)
(Decrease) increase in accrued expenses	(23,865)	16,835	1,877
Increase (decrease) in deferred revenue	866	(10,866)	—
(Decrease) increase in other current liabilities	(10,638)	(86)	822
(Decrease) increase in other long-term liabilities	(2,343)	7,727	(5,039)

Net cash (used in) provided by operating activities	(117,913)	(107,613)	3,146
Cash flows from investing activities
Proceeds from sale of Antara	—	—	82,376
Proceeds from sale of Axid[nc_cad,226] OS	—	15,897	—
Payment for buy-out of Axid[nc_cad,226] OS minimum royalty	—	(6,000)	—
Payments for the acquisitions of intangible assets	(15,500)	(640)	—
Capital expenditures	(4,824)	(3,330)	(510)

Net cash (used in) provided by in investing activities	(20,324)	5,927	81,866
Cash flows from financing activities
Net (repayments) borrowings under revolving credit facility	9,770	(1,067)	(8,703)
Proceeds from issuance of term loan, net of original issue discount	93,100	—	—
Debt issuance costs	(3,281)	(4,442)
Proceeds from issuance of long-term debt	—	170,000	12,625
Repayments of principal on long-term debt	—	(900)	(68,807)
Repayment of term loan	—	(95,000)	—
Proceeds from sale of Series D convertible, redeemable preferred stock, net	2,266	—	—
Repayments of subscriptions and loans receivables, net of repurchases of common stock	18	294	85
Proceeds from exercise of employee options	—	175	18

Net cash provided by (used in) financing activities	101,873	69,060	(64,782)

Net (decrease) increase in cash and cash equivalents	(36,364)	(32,626)	20,230
Cash and cash equivalents, beginning of year	94,712	58,348	25,722

Cash and cash equivalents, end of year	$58,348	$25,722	$45,952

Supplemental disclosure of cash flow information
Cash paid for taxes	$298	$3	$1,139
Cash paid for interest	$2,639	$11,211	$32,999

See accompanying notes.

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

December 31, 2006

(in thousands, except for units, shares and per share data)

1. The Company

          Reliant Pharmaceuticals, Inc. (the "Company" or "Reliant") is a privately owned U.S. based branded pharmaceutical company with integrated sales, marketing and development expertise. The Company focuses on selling promotionally sensitive pharmaceutical products to the high prescribing primary care, cardiovascular and specialist physician markets in the United States. The Company acquires rights to branded pharmaceutical products that typically have regulatory exclusivity or patent protection. The Company enhances the value of its product portfolio by applying highly focused marketing campaigns and by implementing strategies to extend the life cycle of the products it sells. In addition, the Company acquires rights to and develops product candidates in mid-to-late-stage clinical development, which typically have marketing exclusivity or long-term patent protection.

          The Company's business is subject to significant risks including, but not limited to, (i) its ability to obtain funding, (ii) its uncertainty of future profitability, (iii) uncertainties associated with obtaining and enforcing its patents, (iv) uncertainties associated with utilizing and licensing the patent rights of others, (v) manufacturing uncertainties, (vi) the risks inherent in its clinical development efforts, (vii) the lengthy, expensive and uncertain process of seeking regulatory approvals, (viii) uncertainties regarding government reforms and product pricing and reimbursement levels, (ix) technological change and competition, (x) dependence on collaborative partners and other third-parties and (xi) concentration of revenue sources within a small number of products.

2. Significant Accounting Policies

Principles of Consolidation

          These consolidated financial statements include the accounts of Reliant and its wholly-owned subsidiaries. All intercompany transactions have been eliminated in consolidation.

Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates. Significant estimates and assumptions by management affect: the Company's allowance for doubtful accounts, the carrying value of inventory, the carrying value of long-lived assets (including intangible assets), the amortization period of long-lived assets, the capitalization and amortization of software development costs, the carrying value of deferred tax assets and certain accrued expenses, including Medicare, Medicaid, managed care and other commercial contractual program rebates, returns, chargebacks, coupons, discounts and allowances. The Company is not aware of reasonably likely events or circumstances which, if they were to occur, would result in different amounts being reported which would have a material impact on its financial statements.

Revenue Recognition

          The Company recognizes revenue in accordance with the U.S. Securities and Exchange Commission's Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, as

amended by Staff Accounting Bulletin No. 104, Revenue Recognition(together, "SAB 101") and Statement of Financial Accounting Standards ("SFAS") No. 48, Revenue Recognition When Right of Return Exists ("SFAS 48"). SAB 101 provides that revenue should not be recognized until it is realized or realizable and earned. Revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred, risk of loss has passed or services have been rendered; (3) the seller's price to the buyer is fixed and determinable; and (4) collectibility is reasonably assured. SFAS 48 provides that revenue from sales transactions where the buyer has the right to return the product shall be recognized at the time of sale only if (1) the seller's price to the buyer is substantially fixed or determinable at the date of sale, (2) the buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product, (3) the buyer's obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product, (4) the buyer acquiring the product for resale has economic substance apart from that provided by the seller, (5) the seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer and (6) the amount of future returns can be reasonably estimated. The Company recognizes revenue when title passes to the customer. In the case of shipments made to wholesalers that do not meet the revenue recognition criteria of SFAS 48 and SAB 101, the Company does not recognize revenue upon shipment of product. For these product sales, the Company invoices the wholesaler and records deferred revenue at gross invoice sales price. The Company recognizes the deferred revenue (net of discounts, rebates, sales allowances and accruals for returns) when the product is utilized by the end-user, as quantified using data from third-party information sources. The Company continues to recognize revenue on these shipments on this basis until such time as all of the revenue recognition criteria of SFAS 48 and SAB 101 are met. As of December 31, 2005 and 2006, deferred product revenue was zero.

          Promotion revenues, which are based on sales reported by third-parties, are recognized by the Company once contractual sales performance measures have been met (see also Note 3).

Accruals for Rebates, Returns, Chargebacks, Coupons and Co-Pay Discount Debit Cards

          The Company accrues for rebates, returns and chargebacks in the same period the related sale is recognized and, in the case of coupons and co-pay discount debit cards, when the coupons and co-pay discount debit cards are issued. The accruals reduce revenues and are included in accrued expenses or contra-accounts receivable in the case of chargebacks. Accrued rebates include amounts due under Medicare, Medicaid, managed care and other commercial contractual programs. The Company estimates accrued rebates based on a percentage of selling price determined from historical experience. With respect to accruals for estimated Medicare, Medicaid and managed care rebates, the Company evaluates its historical rebate payments by product as a percentage of historical sales, product pricing and current contracts. At the time of rebate payments, which generally occur after the related sales, the Company records a reduction to accrued expenses and, at the end of each quarter, adjusts accrued expenses for any differences between estimated and actual payments. Medicaid pricing programs involve particularly difficult interpretations of relevant statutes and regulatory guidance, which are complex and, in certain respects, ambiguous. Moreover, prevailing interpretations of these statutes and guidance can change over time. Returns are accrued based on historical experience, projected future prescriptions of the products and the amount and expiry of inventory estimated to be in the distribution channel. Chargeback accruals are based on an estimate of claims not yet submitted by customers, using historical experience. Coupons and co-pay discount debit cards are accrued based on historical redemption rates for similar programs. In all cases, judgment is required in estimating these reserves, and actual claims for rebates, returns, chargebacks, coupons and co-pay discount debit cards could be materially different from the estimates.

Advertising and Promotional Costs

          Advertising and promotional costs are expensed as incurred. These costs are included as either a cost of promotion revenues or sales and marketing expense, as appropriate. Advertising costs for the years ended December 31, 2004, 2005 and 2006 were $244, $1,368 and $3,332, respectively.

Research and Development Costs

          Research and development costs are expensed as incurred. Upfront and milestone payments made to third-parties in connection with research and development collaborations are expensed as incurred up to the point of regulatory product approval. Payments made to third-parties subsequent to regulatory product approval are capitalized and amortized over the remaining useful life of the asset. These amounts are included in intangible assets.

Cash and Cash Equivalents

          Cash equivalents consist of highly liquid investments with original maturities of three months or less. Cash and cash equivalents are stated at cost, which approximates market value. Restricted cash represents cash which is contractually required to be used to re-pay short-term borrowings.

Accounts Receivable

          The Company records its allowance for doubtful accounts by applying historical collection percentages to its aged accounts receivable balances. The Company ages its accounts receivable based on its terms of sales.

Inventory

          Finished goods and work-in-process inventory is valued at the lower of first-in, first-out ("FIFO") cost or market. Raw materials are valued at actual cost. Management estimates the market value or net sales value based on current realization trends. If, on a product basis, the projected net realizable value is less than cost, a provision is made to reflect the lower value of the inventory.

          The Company considers projected demand for its products and product expiry dates in calculating the amount of its inventory reserves. Product demand is projected by estimating future prescriptions based on current and historical trends, market conditions, competitive products and other relevant information.

Product Samples

          Product samples held for distribution to third-parties are included within prepaid expenses and other current assets. Product sample costs are charged to sales and marketing expense or cost of promotion revenues in the accompanying consolidated statements of operations upon distribution to a third party. The Company records allowances for samples which are not expected to be utilized by the end consumer.

Fixed Assets

          Fixed assets are carried at historical cost. Expenditures for maintenance and repairs are charged to expense as incurred.

          Depreciation is provided over the estimated useful lives of the assets using the straight-line method for financial statement purposes and accelerated methods for tax purposes. The estimated useful lives range from three to seven years for computer, office and distribution equipment, furniture and fixtures, aircraft interest, vehicles and machinery and equipment. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the assets.

          The Company capitalizes certain computer software and development costs incurred in connection with developing or obtaining computer software for internal use in accordance with SOP 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use. Capitalized software costs are amortized over the estimated useful lives of the software, which generally range from three to five years.

          In the event that facts and circumstances indicate that the carrying amount of fixed assets may be impaired, evaluation of recoverability is performed using the estimated future undiscounted cash flows associated with the asset compared to the asset's carrying amount to determine if a write-down is required. To the extent such projection indicates that the undiscounted cash flows are not expected to be adequate to recover the carrying amount, the asset is written down to its fair value.

Deferred Financing Costs

          Costs incurred in securing the Company's revolving credit facilities and long-term debt (see also Note 11) have been recorded as deferred financing costs and are included within other assets in the accompanying consolidated balance sheets. Such amounts are being amortized using the straight-line method, which approximates the effective interest method, over the terms of the related financing. The amortization of deferred financing costs is included in interest expense in the accompanying consolidated statements of operations.

Intangible Assets

          Acquired intangible assets, which consist of product licenses and patents, are recorded at either cost or the net present value of the payments. These intangible assets are amortized on a straight-line basis over their remaining useful lives, ranging from three to seven years.

          In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets("SFAS 144"), the Company first considers whether indicators of impairment of long-lived assets are present. If indicators of impairment are present, the Company determines whether the sum of the expected undiscounted future cash flows is less than the assets' carrying value. If the sum of the expected undiscounted future cash flows is less than the assets' carrying value, an impairment loss would be recognized based on the excess of the carrying amount of the assets over their respective fair values.

Business Concentrations

          Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents and accounts receivable. The Company maintains cash balances and cash equivalents in financial institutions with strong credit ratings. Generally, amounts invested with financial institutions are in excess of FDIC insurance limits. As of December 31, 2005 and 2006, the Company had not experienced any losses on its cash and cash equivalents.

          A significant portion of the Company's sales are to wholesalers in the pharmaceutical industry. The Company monitors the creditworthiness of customers to whom it grants credit terms and has not experienced significant credit losses. The Company does not normally require collateral or any other security to support credit sales.

          The Company's top three customers accounted for 74%, 78% and 83% of gross product sales for the years ended December 31, 2004, 2005 and 2006, respectively and 74% and 84% of the gross accounts receivable balance as of December 31, 2005 and 2006, respectively. The Company's largest customer accounted for 31%, 40% and 39% of gross product sales for the years ended December 31, 2004, 2005 and 2006, respectively and 24% and 44% of the gross accounts receivable balance as of December 31, 2005 and 2006, respectively.

          Approximately 82% and 93% of net product sales for the years ended December 31, 2005 and 2006, respectively, were derived from the sale of Lovaza, DynaCirc CR and Rythmol SR. Lovaza net sales represented 14% and 49% of net product sales for the years ended December 31, 2005 and 2006, respectively.

          The Company depends entirely on third parties to manufacture and supply the Company's products and does not currently maintain an alternative manufacturing source for the Rythmol brand or the active pharmaceutical ingredient used in manufacturing Lovaza.

Stock-Based Compensation

          The Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment("SFAS 123R"), effective January 1, 2006. SFAS 123R requires the recognition of the fair value of stock-based compensation in results from operations. Stock-based compensation consists of stock options, restricted stock awards and stock appreciation rights ("SARs"). Stock options are granted to employees at exercise prices equal to or greater than the fair market value of the Company's stock at the dates of grant. Generally, all awards fully vest four years from the grant date and have a term of 10 years. Restricted stock awards are granted to the members of the Board of Directors and key employees. SAR awards allow the holder to receive, upon exercise of the SAR, cash in an amount equal to the difference between a specified base price and the fair market value of a common share on the exercise date. The base price per SAR may not be less than the estimated fair market value of the underlying common share on the date of grant. The provisions of SFAS 123R require such share-based compensation that is settled in cash to be accounted for as a liability and such awards must be marked to fair value each reporting period.

          The Company recognizes stock-based compensation expense over the requisite service period of the individual grantees, which generally equals the vesting period. The Company provides newly issued shares to satisfy stock option exercises and for the issuance of restricted stock awards.

          Prior to January 1, 2006, the Company followed Accounting Principles Board ("APB") Opinion 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its stock-based compensation. Under APB 25, because the exercise price of the Company's employee stock options and SARs equaled or exceeded the market price of the underlying stock on the date of grant, no compensation expense was recognized.

          The Company has elected the modified prospective transition method for adopting SFAS 123R. Under this method, the provisions of SFAS 123R apply to all awards granted or modified after the date of adoption. In addition, the unrecognized expense of awards not yet vested at the date of adoption, determined under the original provisions of SFAS 123, shall be recognized in results from operations in the periods after the date of adoption. Results for prior periods have not been restated. The fair value of the Company's stock options was estimated using the Minimum Value Method until May 20, 2005 when the Company filed its initial registration statement on Form S-1. The Minimum Value Method considers a number of variables, including the exercise price and the expected life of the option, the current price of the common stock, the expected dividend yield of the underlying common stock and the risk-free interest rate during the expected term of the option. Subsequent to May 20, 2005, the fair value of stock options was estimated using the Fair Value Method, which considers the variables used in the Minimum Value Method as well as stock volatility. No compensation expense will be recognized for awards in which the fair value was measured using the Minimum Value Method.

          Upon adoption of SFAS 123R on January 1, 2006, the Company recorded a charge and related liability of $4,447 related to the fair value of the vested portion of outstanding SARs. Such charge is classified as a cumulative effect change in accounting principle in the accompanying consolidated statements of operations. Additionally, on January 1, 2006, the Company reversed deferred compensation and additional paid-in capital of $6,375 recorded in stockholders' equity as the provisions of SFAS 123R require deferred compensation previously recorded to be reversed and recorded prospectively over the requisite service period. The Company recognized stock-based compensation costs in the amount of $3,046 and $9,793 in the years ended December 31, 2005 and 2006, respectively. The compensation expense for the year ended December 31, 2005 primarily consisted of $2,086 for restricted stock and $960 for the modification of previously issued stock options. The compensation expense for the year ended December 31, 2006 consists of $3,556 for SARs, $4,043 for restricted stock, $1,589 for stock options and $605 for the modification of previously issued stock options. A full valuation allowance was recorded against the related deferred tax benefits resulting from the stock-based compensation expense.

          As a result of the adoption of SFAS 123R, the incremental impact on stock compensation expense caused the Company's loss before income taxes and loss from continuing operations for the year ended December 31, 2006, to be $4,500 higher and net income to be $4,500 lower than if the Company had continued to account for its equity compensation programs under APB 25.

          The Company will continue to use a Black-Scholes option valuation model for estimating the fair value of stock options and SARs. The dividend yield is assumed to be zero as the Company does not anticipate dividend payments in the foreseeable future. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect at the time of grant. Due to the Company's limited history of stock option exercises, the expected life of the 2006 stock option grants is based on the plain vanilla method per SAB 107, Share-Based Payment, which represents the vesting period plus the grant life divided by 2.

          Because our common stock is not yet publicly traded, we do not have sufficient information available on which to base a reasonable and supportable estimate of the expected volatility of our share prices (for example there is no external market for our shares, there have been no recent private transactions in our shares and there have been only a limited number of new equity issuances). Accordingly, the Company concluded upon the adoption of SFAS 123R on January 1, 2006, that it did not have the ability to reasonably estimate the expected volatility of its share price.

          As a result, the Company identified similar public entities within the pharmaceutical industry in order to estimate the volatility of its own stock by considering the historical volatility of the stock of these similar entities. The Company identified a group of public companies that had the following characteristics similar to us: (a) stage of development, (b) levels of profitability, (c) revenues, (d) revenue and earnings driven by a small number of key products, (e) significant revenue and income growth, (f) significant sales and marketing infrastructure, (g) modest financial leverage and (h) a focus on acquiring branded marketed products and reformulation rather than scientific research to develop new compounds. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies. The Company intends to continue to consistently apply this process using the same or similar entities until a sufficient amount of historical information regarding the volatility of its own share price becomes available, or unless circumstances change such that the identified entities are no longer similar to the Company.

          The weighted average fair value of the options granted during the year ended December 31, 2006 was $10.22. The weighted average fair value of the vested SARS as of December 31, 2006 was $10.72. These values were determined using the following assumptions:

	Options	SARS
Dividend Yield	0.0%	0.0%
Volatility	55.0% to 57.3%	48.0% to 53.4%
Risk-free Interest Rate	4.3% to 4.8%	4.6%
Weighted Average Expected Life	5.1 to 6.3 years	3.0 to 6.3 years

          The Company issued 215,000 restricted shares with a fair value of $18.00 per share during the year ended December 31, 2006 and recorded compensation expense of $4,043 related to such grants and a previous restricted share grant.

          As of December 31, 2006, the total remaining unrecognized compensation cost related to non-vested stock options and restricted stock amounted to approximately $4,812 and $5,391, respectively, which will be amortized over the weighted-average remaining requisite service periods of 3.0 years and 2.4 years, respectively.

          A summary of the status of the Company's nonvested stock options as of December 31, 2006 and changes during the year ended December 31, 2006 is as follows:

	Options	Weighted- Average Grant Date Fair Value Options
Nonvested at January 1, 2006	2,526,249	$1.03
Granted	662,200	10.22
Vested	(793,777)	0.81
Forfeited	(333,950)	3.38

Nonvested at December 31, 2006	2,060,722	$3.70

          A summary of the status of the Company's nonvested SARs as of December 31, 2006 and changes during the year ended December 31, 2006 is as follows:

SARs
Nonvested at January 1, 2006	798,881
Granted	522,050
Vested	(271,807)
Forfeited	(220,985)

Nonvested at December 31, 2006	828,139

          At December 31, 2006, additional stock options or restricted stock grants may be granted under the 2004 Reliant Equity Incentive Plan for not more than 800,542 shares (see also Note 23(d)).

          The following table illustrates the effect on net loss if the compensation cost for the Company's stock option grants had been determined based on the fair value at the grant dates for awards using straight-line expense attribution consistent with the fair value method of SFAS 123, Accounting for Stock-Based Compensation, for the years ended December 31, 2004 and 2005:

	2004	2005
Net loss as reported	$(106,167)	$(131,243)
Add: Stock-based compensation expense included in reported net loss	—	119
Deduct: Total stock-based employee compensation expense determined under fair value based method for options	—	2,312

Pro forma net loss	$(106,167)	$(133,436)

          The pro forma effect on the net loss for the years ended December 31, 2004 and 2005 is not necessarily indicative of the pro forma effect on future years' operating results.

          The fair value of stock options was estimated using the Minimum Value Method until May 20, 2005 when the Company filed its initial registration statement on Form S-1, which was subsequently withdrawn in November 2005. The Minimum Value Method considers a number of variables, including the exercise price and the expected life of the option, the current price of the common stock, the expected dividend yield of the underlying common stock and the risk-free interest rate during the expected term of the option. Subsequent to May 20, 2005, the fair value of stock options was estimated using the Fair Value Method, which considers the variables used in the Minimum Value Method as well as stock volatility.

Financial Instruments

          The carrying amounts of cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable and long-term debt approximate fair market value.

          In order to protect against exposure to interest rate fluctuations, the Company periodically enters into interest rate swap transactions to convert variable rate debt to fixed rate debt (see also Note 11(c)). The Company recognizes the interest rate swaps on the balance sheet at fair value in other assets or other liabilities and changes in fair value are recognized in stockholders' equity through other comprehensive income. The critical terms of the interest rate swaps and the hedged items are identical and as such, there is no hedge ineffectiveness.

Income Taxes

          Income taxes are accounted for using the asset and liability method in accordance with SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using currently enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income or expense in the period that includes the enactment date of the rate change. A valuation allowance is established to reduce the deferred tax assets to the amounts expected to be realized.

Net Loss Per Share

          The basic and diluted net loss per common share for the year ended December 31, 2005 and 2006 are computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding.

          The following table shows the adjustments to loss from continuing operations for the periods shown to arrive at the corresponding loss from continuing operations attributable to common stockholders:

	Year Ended December 31,
	2005	2006
Loss from continuing operations	$(130,309)	$(18,305)
Add: dividend accretion on preferred stock	(63,319)	(70,822)

Loss from continuing operations attributable to common stockholders	$(193,628)	$(89,127)

Weighted average shares outstanding — basic and diluted	4,640,763	4,925,296

Loss from continuing operations attributable to common stockholders per share	$(41.72)	$(18.10)

          The effect of the following dilutive potential common shares have been excluded from earnings per share as the impact of including such shares in the computation would be anti-dilutive:

	Year Ended December 31,
	2005	2006
Stock Options	4,166,611	4,345,786
Warrants	1,453,647	620,313

Total	5,620,258	4,966,099

Unaudited Pro Forma and Adjusted Pro Forma Information

          On April 1, 2004, the Company converted from a Delaware limited liability company to a Delaware corporation. Accordingly, the unaudited pro forma basic and diluted loss per share for 2004 is computed using the weighted-average number of common shares outstanding, including the pro forma effects of the conversion of all outstanding common units into shares of common stock on a one-for-one basis as if the conversion had taken place on January 1, 2004.

          The following table shows the adjustments to loss from continuing operations for the year ended December 31, 2004 to arrive at the corresponding loss from continuing operations attributable to common stockholders:

Year Ended December 31, 2004
Loss from continuing operations	$(100,119)
Add: dividend accretion on preferred stock	(64,454)

Loss from continuing operations attributable to common stockholders	$(164,573)

Unaudited pro forma weighted average shares outstanding — basic and diluted	4,455,948

Unaudited pro forma loss from continuing operations attributable to common stockholders per share	$(36.93)

          The effect of 3,028,711 stock options outstanding as of December 31, 2004 and the effect of 833,334 warrants outstanding as of December 31, 2004 have been excluded from the unaudited pro forma earnings per share for the year ended December 31, 2004 as the impact of including such shares in the computation would be anti-dilutive.

          The unaudited adjusted pro forma net loss per share is computed using the weighted-average number of common shares outstanding, including the pro forma effects of the automatic conversion of all outstanding convertible, redeemable preferred stock into 35,668,315 shares of the Company's common stock for the year ended December 31, 2006, effective upon the assumed closing of the Company's proposed initial public offering, as if such conversion had occurred on January 1, 2006.

          The following table shows the adjustments to net loss attributable to common stockholders for the periods shown to arrive at the corresponding adjusted pro forma net loss attributable to common stockholders:

Year Ended December 31,
2006
Net loss from continuing operations attributable to common stockholders	$(89,127)
Add: elimination of dividend accretion on preferred stock	70,822

Adjusted pro forma net loss from continuing operations attributable to common stockholders	$(18,305)

          The following tables show the adjustments to the basic and diluted weighted average number of shares used in computing the adjusted pro forma per share amounts:

Year Ended December 31,
2006
Basic and diluted weighted average number of shares used in computing per share amounts	4,925,296
Add: Shares issued upon conversion of outstanding preferred stock	35,668,315

Basic and Diluted pro forma as adjusted weighted average number of shares used in computing per share amounts	40,593,611

          The effect of the following dilutive potential common shares have been excluded from adjusted pro forma earnings per share as the impact of including such shares in the computation would be anti-dilutive:

Year Ended December 31, 2006
Stock Options	4,345,786
Warrants	620,313

Total	4,966,099

Recent Accounting Pronouncements

          In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007. The adoption of this accounting pronouncement is not expected to have a material effect on the Company's consolidated financial statements.

          In September 2006, the SEC issued Staff Accounting Bulletin (SAB) No. 108 that expresses the staff's views regarding the process of quantifying financial statement misstatements. This bulletin is effective for any interim period of the first fiscal year ending after November 15, 2006. The adoption of this bulletin did not have a material effect on the Company's consolidated financial statements.

          In July 2006, the FASB issued FASB Interpretation No. 48 ("FIN No. 48"), Accounting for Uncertainty in Income Taxes. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The Company is evaluating the future effect of this pronouncement.

          In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaces Accounting Principles Board (APB) Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. This pronouncement applies to all voluntary changes in accounting principle, and revises the requirements for accounting for and reporting a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle, unless it is impracticable to do so. This pronouncement also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of SFAS No. 154. The adoption of this accounting pronouncement did not have a material effect on the Company's consolidated financial statements.

3. Product Licenses/Promotion Agreements

DynaCirc®

          In 2003, the Company exercised an irrevocable option with Novartis Pharmaceuticals Corporation, an indirect subsidiary of Novartis AG (collectively "Novartis") to purchase all of the United States assets related to the DynaCirc® brands of anti-hyperintensive agents for $12,500. Reliant recorded this payment as an intangible asset, allocating the value to the DynaCirc® CR patents. The Company is amortizing the patents through July 2007 (see also Note 7), although the last to expire of the patents is in November 2008. DynaCirc® is a registered trademark of the Company in the U.S.

Axid®

          In October 2000, the Company entered into an agreement with Eli Lilly and Company to acquire certain patent rights, trademarks and copyrights (by way of a license and/or assignment) for the antiulcer agent Axid®. Axid® is a registered trademark of the Company in the U.S. As a result of generic competition, Axid® net product sales were not significant in 2004, 2005 or 2006.

          In June 2005, the Company entered into an asset purchase agreement with Braintree Laboratories, Inc. ("Braintree"). Pursuant to the agreement, the Company sold the patent rights, trademarks, copyrights, and registrations for Axid® Oral Solution ("Axid OS") and granted an exclusive license to use the Axid® OS trademark in order to make, use and distribute Axid® OS in the United States and the Commonwealth of Puerto Rico. The Company received proceeds of $9,000 at the signing of the agreement and received an additional $6,000 in August 2005 upon achievement of a milestone. The Company also receives a royalty on the net product sales of Axid® OS by Braintree. Additionally, the Company received $897 at closing for the transfer of Axid® OS product samples and bulk nizatidine, the active pharmaceutical ingredient used in Axid® OS, on the date of sale. Pursuant to the agreement, the Company may be required to reimburse Braintree up to $750 in connection with certain clinical trials required to be performed by Braintree under the agreement should the cost of such clinical trials exceed certain predetermined amounts. The Company recognized a $9,581 gain on the sale of Axid® OS in 2005 and royalty revenue of $352 and $1,794 for the years ended December 31, 2005 and 2006, respectively.

Lescol®

          In November 2000, the Company entered into a promotion agreement with Novartis to acquire the U.S. marketing rights through December 2005 for the Lescol® and Lescol® XL cholesterol-controlling agents for $40,000. Lescol® is a registered trademark of Novartis. The Company capitalized the present value of the license payments of $39,407 as an intangible asset that was amortized over the initial five-year term of the promotion agreement (see also Note 7). Under this agreement, through December 31, 2005, the Company was entitled to receive a substantial percentage of Lescol® and Lescol® XL net sales recorded by Novartis over and above a contractually specified minimum level of sales. Of the promotion revenues received under the terms of this agreement, $10,000 was deferred and the remainder was included in promotion revenues. The deferred amount was recognized upon contract termination on December 31, 2005 as the Company had achieved all minimum sales requirements.

          The promotion agreement with Novartis was terminated effective as of the close of business on December 31, 2005. Pursuant to the terms of the promotion agreement, the Company received residual payments in the form of promotion revenues equal to 20% of Novartis' reported net sales of Lescol® and Lescol® XL in 2006 and will receive 10% of such net sales in 2007.

          As of December 31, 2005 and 2006, the Company had amounts due from Novartis of $4,563 and $4,180, respectively, for revenue earned under this agreement. These amounts are included in promotion revenue receivable. Promotion revenues earned under this agreement amounted to $105,108, $84,522 and $53,055 for the years ended December 31, 2004, 2005 and 2006, respectively.

          The Company was required to provide promotional, selling and marketing support over the period of the agreement. Direct costs associated with the promotion of Lescol® and Lescol® XL through December 31, 2005 were expensed as incurred and are included in cost of promotion revenues within the accompanying consolidated statements of operations.

InnoPran XL®

          In January 2000, the Company entered into a development, license and supply agreement with Eurand using Eurand's proprietary Diffucaps® technology to develop an extended-release formulation of propranolol hydrochloride for the treatment of hypertension. In March 2003, the FDA approved InnoPran XL® (propranolol hydrochloride) with three years of marketing exclusivity. Reliant began shipping InnoPran XL® in April 2003. InnoPran XL® is a registered trademark of Reliant in the U.S.

          Pursuant to the agreement with Eurand and assuming Reliant continued its licensing exclusivity with Eurand, the Company had minimum royalty commitments totaling $100,919 through 2013 for its InnoPran XL® product. In April 2004, the Company notified Eurand of its intent not to make these minimum royalty payments, thereby relinquishing its contractual exclusive licensing rights with respect to the technology used to manufacture InnoPran XL® under the agreement with Eurand.

Rythmol®

          Effective December 3, 2003, the Company acquired the exclusive U.S. rights to market, sell and distribute the Rythmol® (propafenone HCI) product family from Abbott Laboratories ("Abbott") for $93,000. The Company allocated the purchase price to the patents and is amortizing it over the estimated useful life of five years for Rythmol SR® (see also Note 7). Under the agreement, as amended, the Company is required to purchase all of its requirements of Rythmol® and Rythmol SR® and product samples from Abbott at certain agreed upon prices during the initial term, which expires on December 31, 2010. Management believes that these prices represent market prices for the trade and sample product. Under certain circumstances the initial term can be extended.

          On December 3, 2003, the Company entered into a trademark sublicense agreement with Abbott, which gives the Company the exclusive rights to use the trademarks for Rythmol® and Rythmol SR® in connection with the sales, marketing and distribution of the Rythmol® brands in the U.S. through December 31, 2020. In consideration for these rights and licenses, Reliant is required to pay Abbott a royalty on net sales of Rythmol® and Rythmol SR® in the U.S. In addition, through 2010, provided worldwide sales of Rythmol® and Rythmol SR® exceed certain annual thresholds, Reliant is required to pay Abbott a proportionate share of an additional royalty (the "Additional Royalty"). The Additional Royalty is capped at 5% of worldwide sales over certain thresholds. In addition, provided the worldwide sales of Rythmol® and Rythmol SR® exceed certain thresholds for the five calendar years from 2006 through and including 2010, Reliant will be required to pay Abbott a bonus payment (the "Bonus Payment"). The Bonus Payment will be based on multiplying the U.S. proportionate share of the worldwide sales of Rythmol® and Rythmol SR® by 5,113 Euros (approximately $6,745 at December 31, 2006). The amounts accrued for the Additional Royalty and Bonus Payment are included in other long-term liabilities.

Lovaza®

          In August 2004, the Company entered into a license and supply agreement with Pronova BioPharma Norge AS of Lysaker, Norway ("Pronova") to market, sell and distribute Lovaza®, Pronova's proprietary product for the treatment of hypertriglyceridemia, in the U.S. and Puerto Rico.

The term of the agreement is the longer of (i) 15 years after the date of the first commercial sale of Lovaza® in the U.S., (ii) the commercial introduction of a therapeutically equivalent drug product to Lovaza® in the U.S. and (iii) the expiration of the last to expire of patents related to Lovaza®. The Company is required to purchase certain minimum quantities of trade product at predetermined prices from Pronova during each year of the license term (see also Note 13). The Company is also required to make certain payments to Pronova based on the achievement of predetermined milestones and to pay a royalty on all future sales of the product. In September 2004, the Company paid a $10,000 license payment which was expensed as incurred since FDA approval of the product had not yet been obtained. Such amount is included in research and development expense for the year ended December 31, 2004 in the accompanying consolidated statements of operations.

          On November 10, 2004 the FDA approved Lovaza® as an adjunct to diet in adults with very high triglyceride levels. As a result of the FDA approval, the Company made a $15,000 milestone payment to Pronova in December 2004. The Company has capitalized this license payment as an intangible asset that is being amortized over its estimated useful life of seven years.

          On November 19, 2004, the Company and Pronova agreed to amend the original license and supply agreement to (i) modify the timing of certain milestone payments, (ii) provide for a 50% reimbursement by Pronova of all pre-marketing development costs to be paid by Reliant in order for Reliant to obtain FDA approval of Lovaza® in additional indications and (iii) reduce the minimum purchase commitments of Reliant until the approval of Lovaza® for use in additional indications is received.

          In December 2006, Reliant filed the results of an additional clinical study with the FDA seeking approval for the expanded use of Lovaza® as an adjunct to diet and statin therapy in adults with high triglyceride levels. If approved, Reliant would be required to make a $25,000 milestone payment to Pronova (less the reimbursement of a portion of certain pre-marketing development costs) and would be subject to additional minimum purchase commitments.

          In addition to the payments noted above, the Company is contractually obligated to make certain additional payments including milestone payments, minimum purchase commitments and royalties. As of December 31, 2006, no additional milestones have been achieved and, accordingly, no additional amounts have been accrued or paid.

Propranolol LA

          In June 2000, the Company entered into a development, license and supply agreement with Eurand, for the development of a modified release Propranolol formulation ("Prop LA"). Prop LA is a generic equivalent form of a branded sustained release beta blocker, approved for the treatment of high blood pressure, angina and migraines. Pursuant to the agreement, Reliant acquired a sole and exclusive worldwide royalty-bearing license to develop, market and distribute Prop LA. The initial term of the agreement is ten years from the first commercial sale of the product with automatic two-year renewals if notice of termination is not received from either party. Upon the commercial launch of Prop LA, the Company will be required to pay a royalty on all net sales of this product. In January and February 2007, the Company became aware of two third party generic equivalent sustained release beta blockers which received FDA approval.

4. Inventory

          Inventory consisted of the following:

	December 31
	2005	2006
Raw materials	$8,443	$8,165
Work-in-process	15,003	16,244
Finished goods	11,716	17,248

Gross inventory	35,162	41,657
Less inventory reserves	(963)	(750)

Inventory, net	$34,199	$40,907

5. Prepaid Expenses and Other Current Assets

          Prepaid expenses and other current assets were comprised of the following:

	December 31
	2005	2006
Product samples	$2,360	$3,731
Deposits	2,257	1,276
Prepaid insurance	1,691	1,633
Other	2,747	2,767

Total	$9,055	$9,407

6. Fixed Assets

          Fixed assets consisted of the following:

	December 31
	2005	2006
Capitalized software	$3,777	$3,082
Fractional aircraft interest (Note 14)	1,860	1,860
Computer, office and distribution equipment	2,283	2,384
Furniture, fixtures and leasehold improvements	3,802	3,718
Machinery and equipment	2,061	1,326
Construction in progress	2	—

Gross fixed assets	13,785	12,370
Less: accumulated depreciation	(5,527)	(5,979)

Fixed assets, net	$8,258	$6,391

7. Intangible Assets

          Intangible assets subject to amortization consist of the following:

	December 31, 2005			December 31, 2006
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Patents	$105,500	$(46,932)	$58,568	$105,500	$(68,259)	$37,241
Licenses	56,567	(42,256)	14,311	16,160	(4,821)	11,339

Total intangible assets	$162,067	$(89,188)	$72,879	$121,660	$(73,080)	$48,580

          Amortization expense was $29,280, $31,478 and $23,720 for the years ended December 31, 2004, 2005 and 2006, respectively. The amortization expense for the year ended December 31, 2006 excludes $211 of amortization related to the Antara license as this amount is classified within discontinued operations in the accompanying consolidated statements of operations. Estimated annual amortization expense at December 31, 2006 for each of the five succeeding years is as follows:

Year ending December 31
2007	$22,524
2008	19,383
2009	2,333
2010	2,332
2011	2,008
Thereafter	—

Total	$48,580

8. Accrued Expenses

          Accrued expenses were comprised of the following:

	December 31
	2005	2006
Product returns	$9,622	$9,138
Managed care, Medicaid and other commercial contractual program rebates	13,926	12,792
Brand marketing expenses	1,295	1,041
Sales team bonuses	5,189	6,274
Home office bonuses	2,524	8,509
Benefits	2,456	2,182
Coupon and debit card programs	1,566	596
Accrued interest	3,395	3,601
Inventory purchases	3,038	6,769
Distribution service fees	1,903	4,586
Federal and state income taxes	34	1,650
Restructuring (see also Note 9)	2,326	—
Severance	1,149	592
Other	11,322	6,170

Total	$59,745	$63,900

9. Sales Team Restructuring

          In December 2005 the Company identified certain overcapacity in its field sales team resulting from the termination of the Lescol® promotional agreement as of the close of business on December 31, 2005 (see also Note 3) as well as other changes in the Company's business. Effective December 31, 2005, the field sales team was reduced by approximately 230 positions. Affected employees were extended certain termination benefits, including severance and extended health care benefits during the severance period, which was determined based on the employee's years of service with the Company. As a result of the above, in December 2005, the Company recognized a restructuring charge and corresponding liability in the amount of $2,326 comprised entirely of employee termination costs. As of December 31, 2005, no amounts had been paid to the affected employees. The following represents a summary of the activity associated with the restructuring reserve during the year ended December 31, 2006:

	Severance	Health Care Benefits	Total Reserve
Balance at December 31, 2005	$2,006	$320	$2,326
Payments	(1,933)	(308)	(2,241)
Changes in Estimate	(73)	(12)	(85)

Balance at December 31, 2006	$—	$—	$—

10. Other Current Liabilities

          As of December 31, 2005, other current liabilities was comprised of $3,891 in liabilities for product royalties and other of $615. As of December 31, 2006, other current liabilities was comprised of share-based compensation for cash settled SARs of $8,003, $4,455 in liabilities for product royalties and other of $873.

11. Debt (See also Note 23(b))

          As of December 31, 2005 and 2006, the Company's total debt outstanding consisted of the amounts set forth on the following table:

	December 31
	2005	2006
Short-term borrowings and current portion of long-term debt:
2004 Revolving Credit Facility	$8,703	$—
Current portion of First-Lien Term Loan	1,200	1,200

Total current debt	9,903	1,200
Long-term debt, less current portion:
First-Lien Term Loan	117,900	111,718
Second-Lien Term Loan	30,000	—
Third-Lien Term Loan	20,000	—

Total long-term debt, less current portion	167,900	111,718

Total outstanding indebtedness	177,803	112,918

Less unamortized debt discount	(7,141)	(1,419)

Carrying amount of outstanding debt	$170,662	$111,499

Revolving Credit Facilities

a) The 2004 Facility (See also Note 23(b))

          On August 19, 2004, the Company entered into an agreement for a revolving credit facility of $25,000 (the "2004 Facility") with Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc. ("MLC"), as agent and lender. The 2004 Facility, as amended, expires on August 19, 2007 and is secured by a first priority security interest in the Company's accounts receivable. Amounts available for borrowing under the 2004 Facility are based on 85% of the Company's eligible accounts receivable, as defined in the 2004 Facility, reduced by reserves, if any, established by MLC in its commercially reasonable credit judgment. Outstanding borrowings, if any, under the 2004 Facility bear interest at the one-month LIBOR plus 3% per annum (7.3% and 8.3% as of December 31, 2005 and 2006, respectively), payable on a monthly basis. The 2004 Facility also requires the Company to pay an unused line fee of 0.5% per annum. As of December 31, 2006, there were no amounts outstanding under the 2004 Facility and $25,000 available for borrowing. The Company incurred $182 and $147 of interest expense for outstanding borrowings and the unused line fee on the 2004 Facility during the years ended December 31, 2005 and 2006, respectively.

          In the event that the Company permanently prepays the 2004 Facility in full and terminates the 2004 Facility or MLC terminates the 2004 Facility after the occurrence of an event of default, the Company will be obligated to pay MLC a deferred commitment fee of $375 if the 2004 Facility is terminated prior to May 19, 2007. No amount will be payable if the Company voluntarily prepays the 2004 Facility in full or MLC terminates the 2004 Facility due to, and during the continuance of, an event of default after May 19, 2007.

          The Company is required to maintain certain minimum average monthly revenues and to comply with certain additional customary covenants. At December 31, 2005 and 2006, the Company was in compliance with the covenants contained in the 2004 Facility.

          Under the terms of the 2004 Facility the Company was required to maintain a lockbox whereby daily cash collections were first automatically used to pay down any amounts outstanding under the 2004 Facility. This lockbox arrangement remained in use by the Company through January 2006 and remittances received in this lockbox during January 2006 were automatically used to repay all amounts outstanding under the 2004 Facility as of December 31, 2005. Therefore, pursuant to Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins, all outstanding borrowings under the 2004 Facility, totaling $8,703 at December 31, 2005, are reflected in the Company's consolidated balance sheets as short-term borrowings.

          In November 2005, the Company opened a second lockbox with another financial institution and the lockbox arrangement under the 2004 Facility was changed such that the Company could utilize all daily cash collections received in this new lockbox to fund general working capital needs and that such collections no longer were automatically used to pay down amounts outstanding under the 2004 Facility. However, pursuant to this lockbox arrangement, MLC retains the right to activate, at their discretion, a "springing" lockbox arrangement, whereby upon notice, the bank would be required to forward all daily cash collections received in the lockbox to MLC in order to pay down amounts outstanding under the 2004 Facility. The Company began to receive cash receipts in this new lockbox in January 2006. The first lockbox was ultimately closed during the second quarter 2006. As of December 31, 2006, there were no outstanding borrowings under the 2004 Facility.

          The Company has incurred approximately $512 in direct costs in connection with securing and amending the 2004 Facility. Such costs have been recorded by the Company as a deferred financing fee and are included within the balance of other long-term assets in the accompanying consolidated balance sheets and are being amortized to interest expense over the three-year term of the 2004 Facility.

Long-Term Debt

b) 2004 Term Loan

          On September 3, 2004, the Company entered into a credit and guaranty agreement (the "Credit and Guaranty Agreement") with Goldman Sachs Credit Partners L.P. as lender (the "Term Loan Lender") and Credit Suisse First Boston as collateral agent. The Credit and Guaranty Agreement provided for a term loan of $95,000 (the "2004 Term Loan"), less a $1,900 original issue discount. The Company incurred $3,373 and $2,997 in interest expense on outstanding borrowings on the 2004 Term Loan during the years ended December 31, 2004 and 2005, respectively.

          On April 13, 2005, the Company concurrently entered into three separate financing transactions which resulted in the repayment of the outstanding indebtedness as well as all accrued unpaid interest on the 2004 Term Loan. As a result, the Company incurred a charge of $3,618, consisting of the write-off of the unamortized deferred financing fees, original issue discount and prepaid administrative agent fees associated with the 2004 Term Loan. This charge is included in interest expense within the accompanying consolidated statements of operations for the year ended December 31, 2005.

c) First-Lien Term Loan (See also Note 23(b))

          On April 13, 2005 (the "Closing") the Company entered into a first-lien loan and guaranty agreement (the "First-Lien Agreement") with Goldman Sachs Credit Partners L.P. as lender and The Bank of New York as administrative and collateral agent. The First-Lien Agreement provides for a term loan of $120,000 (the "First-Lien Term Loan"). Following the Closing, Goldman Sachs Credit Partners L.P. assigned all of its interest in the First-Lien Term Loan to other lenders. The First-Lien Term Loan has a stated maturity of June 30, 2008 and is secured by a first priority security interest in substantially all of the assets of the Company, with the exception of the Company's accounts receivable and related assets, in which MLC maintains a first priority security interest under the 2004 Facility (and on which the First-Lien Term Loan lenders have a second priority security interest). Upon the Closing, a substantial portion of the proceeds from the First-Lien Term Loan were used to repay the outstanding indebtedness as well as all accrued and unpaid interest under the 2004 Term Loan. Additionally, the Term Loan Lender agreed to waive the call premium required to be paid by the Company upon prepayment of the 2004 Term Loan. The excess proceeds were used for working capital and other general corporate purposes.

          The Company is required to make principal payments of $300 per quarter. The Company has the option to select the interest rate to be applied against its unpaid balance or a portion thereof based on either (i) LIBOR, adjusted for reserves, if any, plus 9.5% per annum (a "Eurodollar Rate" loan) or (ii) the greater of the prime rate or the federal funds effective rate plus 0.5%, plus 8.5% per annum (a "Base Rate" loan). Additionally, when selecting a Eurodollar Rate loan, the Company has the option of selecting an interest period of one, two, three or six months (the "Interest Period"). As of December 31, 2005 and 2006, the Company had elected to pay interest at the one-month and three-month Eurodollar Rate, respectively (13.7% and 14.9% as of December 31, 2005 and 2006, respectively). Interest is due and payable at the end of each Interest Period with respect to a

Eurodollar Rate loan, with the exception of the six-month LIBOR option which is payable at the end of each three-month period, and quarterly for a Base Rate loan. The Company incurred $11,444 and $17,325 in interest expense on outstanding borrowings on the First-Lien Term Loan during the years ended December 31, 2005 and 2006, respectively.

          The First-Lien Agreement also required that, if commercially reasonable, within 90 days of the Closing, the Company enter into one or more interest rate swaps or other hedging arrangements so that at least 50% of the Company's aggregate principal amount outstanding of the Term Loan Credit Facilities are subject to a fixed interest rate to protect against exposure to interest rate fluctuations. On July 12, 2005, the Company entered into an interest rate swap transaction ("Swap A") with a notional value of $35,000 and an effective date of July 14, 2005 with Goldman Sachs Capital Markets, L.P. Pursuant to the interest rate swap agreement for Swap A, the Company pays a fixed interest rate of 4.5% per annum and receives a LIBOR-based floating rate (4.1% and 5.4% as of December 31, 2005 and 2006, respectively). As a result of the repayment of a portion of the Company's long-term debt, the Company entered into a second interest rate swap transaction ("Swap B") on September 25, 2006 with a notional value of $23,000 and an effective date of September 27, 2006 with Goldman Sachs Capital Markets, L.P. Pursuant to the interest rate swap agreement for Swap B, the Company pays a fixed interest rate of 5.4% per annum and receives a LIBOR-based floating rate (5.4% as of December 31, 2006). The interest rate swap agreement for Swap A and Swap B (collectively the "Swaps") each mature on June 30, 2008. As of December 31, 2006, the fixed interest rate coverage was 51% of the amounts outstanding under the Term Loan Credit Facilities. Swap A and Swap B have been designated as a cash flow hedge of future variable rate interest payments associated with the first $35,000 and $23,000, respectively, of outstanding principal on the First-Lien Term Loan. The critical terms of the Swaps and the hedged items are identical and as such, there is no hedge ineffectiveness. The fair value of the Swaps was $198 and $328 as of December 31, 2005 and 2006, respectively and was included in other assets and other comprehensive income in the accompanying consolidated balance sheet. The Company incurred $106 in interest expense on Swap A during the year ended December 31, 2005 and recorded interest income of $219 on the Swaps during the year ended December 31, 2006.

          Under the terms of the First-Lien Term Loan, the Company was also required, within 90 days of the Closing, to establish certain wholly-owned subsidiaries into which certain of the Company's product related agreements were to be assigned. On July 8, 2005, and within the 90 day requirement, the Company established five wholly-owned subsidiaries and assigned certain product-related agreements to such subsidiaries.

          The First-Lien Agreement requires the Company to maintain compliance with certain financial and non-financial covenants, including minimum aggregate total revenues with respect to certain products, and not exceeding certain specified ratios of product shipments to prescription demand. The First-Lien Agreement also contains additional covenants, including limitations with respect to the incurrence of additional debt, investments, guarantees, the making of restricted payments, mergers and acquisitions, sales of assets, sales and lease-backs and transactions with affiliates. At December 31, 2005 and 2006, the Company was in compliance with all covenants contained in the First-Lien Term Loan.

          The Company incurred $3,010 in direct costs in connection with securing the First-Lien Term Loan. Such costs have been recorded by the Company as deferred financing fees and are included within the balance of other long-term assets in the accompanying consolidated balance sheets as of December 31, 2005 and 2006 and are being amortized to interest expense over the 38.5 month term of the First-Lien Term Loan.

d) Second-Lien Term Loan

          On April 13, 2005, the Company entered into a second-lien loan and guaranty agreement (the "Second-Lien Agreement") with Goldman Sachs Credit Partners L.P. as lender and Silver Point Finance, LLC as administrative and collateral agent. The Second-Lien Agreement provided for a term loan of $30,000 (the "Second-Lien Term Loan"). Following the Closing, Goldman Sachs Credit Partners L.P. assigned all of its interest in the Second-Lien Term Loan to other lenders. The Second-Lien Term Loan had a stated maturity of September 30, 2008 and was secured by a second priority security interest in substantially all of the assets of the Company, with the exception of the Company's accounts receivable and related assets, in which MLC maintained a first priority security interest under the 2004 Facility (and on which the Second-Lien Term Loan lenders had a third priority security interest). All amounts outstanding under the Second-Lien Term Loan accrued interest at a fixed rate of 17% per annum, compounded quarterly, due and payable upon maturity or prepayment of the loan. The Company incurred $3,828 and $3,800 in interest expense on outstanding borrowings on the Second-Lien Term Loan during the years ended December 31, 2005 and 2006, respectively. The proceeds received from the Second-Lien Term Loan were used for working capital and other general corporate purposes.

          The Second-Lien Agreement contained certain covenants, including limitations with respect to the incurrence of additional debt, investments, guarantees, the making of restricted payments, mergers and acquisitions, sales of assets, sales and lease-backs and transactions with affiliates. At December 31, 2005, the Company was in compliance with all covenants contained in the Second-Lien Term Loan.

          The Company incurred $1,052 in direct costs in connection with securing the Second-Lien Term Loan. Such costs were recorded by the Company as deferred financing fees and were included within the balance of other long-term assets in the accompanying December 31, 2005 consolidated balance sheet and were being amortized to interest expense over the 41.5 month term of the Second-Lien Term Loan.

e) Third-Lien Term Loan (See also Note 23(b))

          On April 13, 2005 the Company entered into a third-lien loan and guaranty agreement (the "Third-Lien Agreement") with certain existing shareholders of the Company, as lenders, certain other lenders and Goldman Sachs Credit Partners L.P. as initial administrative and collateral agent. The Third-Lien Agreement provides for a term loan of $49,625 (the "Third-Lien Term Loan"). On the Closing Date the Company borrowed $20,000 against the Third-Lien Term Loan. In March 2006, the Company borrowed an additional $12,625. Such amounts were used for working capital and other general corporate purposes. The remaining $17,000 of undrawn commitments will remain available for borrowing until December 30, 2007, unless earlier terminated, at which time such commitments will terminate. The Third-Lien Term Loan has a stated maturity of December 30, 2008 and is secured by a third priority security interest in substantially all of the assets of the Company, with the exception of the Company's accounts receivable and related assets, in which MLC maintains a first priority security interest under the 2004 Facility (and on which the Third-Lien Term Loan lenders had a fourth priority security interest). All amounts outstanding under the Third-Lien Term Loan accrue interest at a fixed rate of 14% per annum, compounded quarterly, due and payable upon maturity or prepayment of the loan. The Company incurred $2,866 and $2,207 in interest expense on outstanding borrowings on the Third-Lien Term Loan during the years ended December 31, 2005 and 2006, respectively. The proceeds received from the Third-Lien Term Loan were used for working capital and other general corporate purposes.

          At Closing, the Company issued to the lenders under the Third-Lien Term Loan, pro rata in accordance with their respective commitments, 620,313 in detachable warrants to purchase common stock (the "Closing Date Warrants"). The Closing Date Warrants are exercisable at $20.00 per share at any time on or prior to the tenth anniversary of the Closing Date of the Third-Lien Term Loan. The fair value of the warrants was approximately $8,827 at the time of issuance. This amount was recorded as a reduction to the carrying amount of the loan and to additional paid-in capital and was being amortized to interest over the 44.5 month term of the Third-Lien Term Loan.

          Additionally, on the earliest to occur of (i) the consummation of a change of control transaction, as defined, and (ii) the maturity date of the Third-Lien Term Loan, the Company will issue to the lenders, pro rata in accordance with their respective commitments, warrants (the "Additional Warrants") to acquire that number of shares of common stock of the Company sufficient to generate a compound annual return to the lenders of 19% (the "Target Return") under the Third-Lien Agreement (including, without limitation, the interest rate received thereunder and any applicable call premium) and including the intrinsic value of the Closing Date Warrants. The negative difference, if any, between the Target Return and the annual return generated in the preceding sentence is referred to as the "Shortfall." The value used in calculating the number of Additional Warrants to be issued will be the Black-Scholes value.

          In the event that the number of shares of common stock underlying the Closing Date Warrants plus the Additional Warrants (the "Total Underlying Shares") exceeds 1,100,000, the number of Additional Warrants shall be automatically reduced to bring the Total Underlying Shares to 1,100,000. The Additional Warrants will be exercisable at any time on or prior to the tenth anniversary of the Closing of the Third-Lien Term Loan at a price to be determined by the Board of Directors at the time of issuance and will be transferable separately from the lender's interest in the Third-Lien Term Loan. To the extent the Company is free to make cash payments to the warrant holders, the Board of Directors, in its discretion, may elect for the Company to make up all or a portion of the Shortfall in cash.

          The Company has accrued additional interest expense for the difference between the stated interest rate of the Third-Lien Term Loan of 14% per annum and the Target Return of 19% related to the Additional Warrants pursuant to the provisions of SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.

          The Third-Lien Agreement contained certain covenants, including limitations with respect to the incurrence of additional debt, investments, guarantees, the making of restricted payments, mergers and acquisitions, sales of assets, sales and lease-backs and transactions with affiliates. At December 31, 2005, the Company was in compliance with all covenants contained in the Third-Lien Term Loan.

          The Company incurred $267 in direct costs in connection with securing the Third-Lien Term Loan. Such costs were recorded by the Company as deferred financing fees and were included within the balance of other long-term assets in the accompanying December 31, 2005 consolidated balance sheet and were being amortized to interest expense over the 44.5 month term of the Third-Lien Term Loan.

          No voluntary or mandatory prepayments were allowed on the Term Loan Credit Facilities prior to the first anniversary of the Closing. Subject to certain exceptions, no prepayments may be made on the Second-Lien Term Loan unless there are no amounts outstanding under the First-Lien Term Loan and no prepayments may be made on the Third-Lien Term Loan unless there are no amounts outstanding on the First and Second-Lien Term Loans. Any permitted prepayments on any of the Term Loan Credit Facilities made after the first anniversary of the Closing, but on or prior to the second anniversary of the Closing are to be made at a price equal to 104% of the amounts to be repaid. Any permitted prepayments on any of the Term Loan Credit Facilities made after the second anniversary of the Closing, but on or prior to the third anniversary of the Closing are to be made at a price equal to 102% of the amounts to be repaid. Prepayments on any of the Term Loan Credit Facilities after the third anniversary of the Closing through the respective maturity date shall not be subject to any prepayment premium.

          Concurrent with the closing of the Antara™ product line sale (see Note 22), in August 2006, the requisite lenders agreed to release their security interest in the Antara™ product line assets and the Term Loan Credit Facilities were amended so that the proceeds received upon the sale would be used to fully repay the outstanding principal and interest under the Second-Lien and Third-Lien Term Loans with the remaining proceeds used to repay a portion of the First-Lien Loan.

          In August and October 2006, the Company utilized the proceeds received from the divestiture of the Antara product line (see Note 22) to fully repay the outstanding indebtedness as well as all accrued and unpaid interest on the Second-Lien and Third-Lien Term Loans as well as $4,982 of outstanding indebtedness on the First-Lien Term Loan. As a result, the Company incurred a charge of $7,656 consisting of the 4% prepayment penalty, the write-off of the unamortized deferred financing fees, original issue discount and prepaid administrative agent fees associated with each of the Term Loan Credit Facilities. This charge is included in interest expense within the accompanying consolidated statements of operations for the year ended December 31, 2006.

          The following represents a summary of the contractual maturities of principal on the Company's outstanding indebtedness at December 31, 2006:

Year ending December 31
2007	$1,200
2008	111,718

Total	$112,918

12. Other Long-Term Liabilities

          As of December 31, 2005, other long-term liabilities consisted of interest payable of $6,693, deferred rent expense of $1,758 and accrued Rythmol® brand royalties of $745. As of December 31, 2006, other long-term liabilities consisted of deferred rent expense of $1,397, accrued Rythmol® brand royalties of $2,582 and accrued interest payable of $178.

13. Commitments and Contingencies

Operating Leases

          In February 2001, the Company entered into a lease agreement, which expires in June 2011, for approximately 52,400 square feet of office space in Liberty Corner, New Jersey. The agreement provides for an escalation in the rent payment in 2006. In November 2003, the Company amended this agreement for an additional 20,300 square feet of office space. This amendment provides for escalation in the rent payment in 2006 and 2009. In October 2004, the Company amended this agreement for an additional 23,560 square feet of office space. This amendment provides for escalation in the rent payment in 2006 and 2009. Additionally, the amendment provides the Company with the use of such leased space for seven months rent-free. The Company is amortizing the benefit of the rent-free period and the escalation in rental payments on a straight-line basis over the term of the lease.

          Reliant has a letter of credit arrangement with a bank pursuant to which the bank issued a letter of credit in the amount of $1,968 in favor of Reliant's landlord. In connection with the issuance of such letter of credit, Reliant provided a security deposit of $1,968 to the bank, which is included in other long-term assets as of December 31, 2005 and 2006. No additional deposit was required to be made by the Company relating to the lease amendments.

          The Company leases vehicles, office equipment and other assets used in the operation of the business under operating leases. Each vehicle is leased for an initial term of twelve months, and thereafter for successive twelve-month renewal terms. Reliant has the right to cancel any vehicle at any time after the end of the first twelve months upon written notice of such cancellation to the lessor. Pursuant to its vehicle leases, the Company is committed to pay $1,454 in 2007. Rental expense on vehicle leases amounted to $3,280, $3,605 and $2,676 for the years ended December 31, 2004, 2005 and 2006, respectively.

          Virtually all leases provide that the Company pays for taxes, maintenance, insurance and other expenses.

          The approximate minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2006, are:

Year ending December 31
2007	$4,616
2008	3,085
2009	3,109
2010	3,087
2011	1,794
Thereafter	—

Total	$15,691

          Rental expense on all operating leases amounted to $6,214, $7,072 and $5,660, for the years ended December 31, 2004, 2005 and 2006, respectively.

Other Commitments

          Pursuant to its licensing and supply agreement with Pronova, the Company is obligated to purchase minimum quantities of inventory from Pronova during the twelve month period following the first commercial sale of Lovaza® and each twelve month period thereafter (each a "Commercialization Year"). Such quantities amount to $3,000 for the first Commercialization Year, $9,500 for the second Commercialization Year, $15,000 for the third Commercialization Year and each year until 2014 and $6,000 in 2014 and beyond. The Company began shipping Lovaza® on September 14, 2005 and as such, Commercialization Year One commenced at that time. The Company purchased inventory quantities sufficient to cover the minimum purchase requirement for Commercialization Year One.

          The Company also has contractual arrangements and purchase commitments for (i) trade products and samples, (ii) arrangements with pharmaceutical product development companies, clinical research organizations and other research service providers to design formulations and perform and service clinical trials with respect to both compounds under development and approved products, and (iii) brand marketing services, other sales and marketing and general administrative services. Pursuant to these arrangements and commitments, the Company has funding commitments in 2007 totaling approximately $25,300.

          In addition to the aggregate minimum commitments noted above, under certain circumstances, the Company may be obligated to pay up to $35,000 over time upon the achievement of specific milestones for certain clinical research and development programs related to Lovaza.

          The Company entered into liquidity option agreements with certain investors in 2000 that were subsequently amended in 2003, 2004 and 2005 (herein referred to as the "Liquidity Option

Agreements"). The Liquidity Option Agreements provide the holder with the right, beginning on January 1, 2005, to require the Company to purchase up to one-third of the holder's then vested shares, in each of the three consecutive years beginning with 2005, at a purchase price per share equal to the fair market value on the date of notice. Notice may only be delivered during the month of January in each of 2005, 2006 and 2007. In the event notice is not provided during the month of January in each of the years indicated above, one-third of the purchase rights will expire.

          At December 31, 2005 and December 31, 2006, there were 1,100,362 and 550,181 shares of common stock and 943,000 and 471,500 shares of Series B, convertible, redeemable preferred stock, respectively subject to the Liquidity Option Agreements. Upon execution of the First-Lien, Second-Lien and Third-Lien Term Loans (collectively the "Term Loan Credit Facilities"), the Liquidity Option Agreements were amended such that each of the holders agreed that they will have no right to payment from the Company under such agreements, until such time as full or partial payment would be permitted under the Term Loan Credit Facilities or all of the Term Loan Credit Facilities are paid in full. However, this restriction does not limit the holder's ability to provide notice and receive payment upon expiry of the Term Loan Credit Facilities. The common stock pursuant to the Liquidity Option Agreements is classified as common stock subject to repurchase in the consolidated balance sheets and changes in the fair value of such common stock are recorded as common stock dividends. The Series B convertible, redeemable preferred stock is described in Note 14.

          None of the holders of the Liquidity Option Agreements provided the Company with notice of their intent to exercise the repurchase right by January 31, 2006. Therefore, on February 1, 2006, the repurchase right with respect to 550,181 common shares and 471,500 Series B, convertible, redeemable preferred shares expired. As a result, the Company has reclassified 550,181 common shares from common stock subject to repurchase to common stock and additional paid in capital at December 31, 2006. On February 1, 2007, the repurchase right with respect to the remaining 550,181 common shares and 471,500 Series B, convertible, redeemable preferred shares expired without exercise.

Legal Proceedings and Other Contingencies

          On January 26, 2006, the Office of Inspector General of the Department of Health and Human Services issued a subpoena duces tecum to the Company seeking the production of documents and materials related to, among other things, the marketing and pricing of identified pharmaceuticals manufactured by particular third parties. The Company initiated discussions with the government in connection with its investigation and cooperated fully in responding to the subpoena.

          The Company's production of documents and materials in response to the subpoena is complete and it is currently responding to periodic requests for information from the government.

          To date, no claims have been asserted against the Company, however if claims are asserted at a future date, which cannot be predicted or reasonably estimated at this time, the Company's business, financial condition, results of operations and cash flows could be materially adversely affected. The government's continued investigation may result in a significant diversion of management's attention and resources, and an increase in professional fees.

          On November 8, 2006, and as amended in January 2007, Reliant received a Notice of Paragraph IV Certification (the Notice) on behalf of Par Pharmaceutical, Inc. (Par) which has filed an Abbreviated New Drug Application submitted under § 505(j) of the Federal Food, Drug and Cosmetic Act seeking approval to engage in the manufacture, use and sale of generic Propafenone HCl capsules, including generic 225 mg, 325 mg, and 425 mg Propafenone HCl capsules (which the Company manufactures and markets under the branded name Rythmol SR) prior to the expiration of the Company's U.S. Patent No. 5,681,588 (the 588 Patent), which expires on October 28, 2014. Subsequently, on December 19, 2006, the Company brought suit against Par alleging infringement of the "588 patent under 35 U.S.C. Section 271(e)(2)(A). On January 26, 2007, the Company filed an Amended Complaint. The Complaint and Amended Complaint seek, inter alia, a judgment that Par has infringed the "588 patent and that the effective date of approval of Par's ANDA shall not be earlier than the expiration of the "588 patent. On February 9, 2007, Par filed its Answer and Counterclaims. Par denies infringement, alleges that the "588 patent is invalid and unenforceable. The Company intends to vigorously defend and protect its intellectual property interests. In addition, the Company recently became aware of a published United States Patent Application, filed by a third party, relating to sustained release capsules for oral administration containing propafenone hydrochloride.

          In addition to the matters described above, the Company is involved in various legal proceedings and other regulatory matters arising out of the normal course of business. At December 31, 2006, the Company does not believe that any of these proceedings would have a material adverse effect on the Company's financial position, results of operations or cash flows.

14. Convertible, Redeemable Preferred Units/Shares (See also Note 23(c))

          From April 11, 2000 through September 27, 2004, the Company issued four series of convertible, redeemable preferred units to various investors. Such issuances included:

  •
  425,000 Series A convertible, redeemable preferred units at a price of $10.00 per unit issued on April 11, 2000 in exchange for the forgiveness of $4,250 of existing secured indebtedness;

  •
  13,499,998 Series B convertible, redeemable preferred units at a price of $10.00 per unit issued from July 21, 2000 to April 12, 2004 for aggregate consideration of $135,000;

  •
  8,057,625 Series C convertible, redeemable preferred units at a price of $20.00 per unit issued from December 17, 2001 to June 25, 2003 for aggregate consideration of $161,152, which includes the exchange for the forgiveness of $50,000 of existing secured indebtedness; and

  •
  13,685,692 Series D convertible, redeemable preferred units at a price of $20.00 per unit issued from September 25, 2003 to September 27, 2004 for aggregate cash consideration of $207,793 and in exchange for the forgiveness of $65,921 of existing secured indebtedness.

          On April 1, 2004, Reliant Pharmaceuticals, LLC entered into a restructuring transaction to among other things effectuate the conversion of Reliant from a Delaware limited liability company into a Delaware corporation. As a result of the conversion, all issued and outstanding preferred units automatically converted into an equal number of shares of preferred stock.

          The Series A, B, C and D Preferred Shares are convertible into common shares at a 1-to-1 ratio (subject to adjustment) (i) at the option of the holder at any time, (ii) upon a Qualified IPO (as defined in the Company's Certificate of Designations and Stockholders' Agreement) or (iii) upon the occurrence of certain other specified events. The conversion is subject to adjustment pursuant to the Company's Certificate of Designations and Stockholders' Agreement for distributions made in common shares, subdivision or splitting its common shares and the issuance of common shares or options or warrants for common shares at a price per share that is less than the applicable conversion price.

          Each Series A, B, C and D Preferred Share has voting rights equal to the largest number of whole common shares into which it is convertible. The Series D Preferred Shares rank senior to the Series A, B and C Preferred Shares and the common shares. The Series C Preferred Shares rank senior to the Series A and B Preferred Shares and the common shares. The Series A and B Preferred Shares rank on par with each other and are senior to the common shares.

          The Series A, B, C and D Preferred Shares are entitled to receive a preferred return at an annual rate of 8.5%, compounded quarterly, of the capital contributed to acquire each Series A, B, C and D Preferred Share when and if declared by the Board of Directors. The Series A, B, C and D Preferred Shares, net of the issuance costs and the fair value of certain warrants issued in connection with the Series C issuance (see also Note 16) are being accreted up to the initially stated liquidation preference. The accretion is being recorded as preferred dividends.

          At the option of holders of a specified percentage interest of each Series of Preferred Shares, 50% of the then outstanding Series A, B, C and D Preferred Shares are redeemable by the electing holders for $496,715 on December 31, 2008 and the remaining 50% are redeemable for $537,795 on December 31, 2009 (see also Note 23(c)).

          As described in the Company's Certificate of Designations, upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (each, a "Liquidation Event"), the holders of the Series D Preferred Shares shall be entitled, before any distribution or payment is made, to the extent proceeds are available, to be paid an amount equal to $20 per share plus all accumulated and unpaid preferred returns to the date of final distribution (the "Series D Liquidation Preference"). Once the Series D Preferred Share holders have been paid, to the extent proceeds are available, the holders of the Series C Preferred Shares shall be entitled to be paid an amount equal to $20 per share plus all accumulated and unpaid preferred returns to the date of final distribution (the "Series C Liquidation Preference"). Once the Series C Preferred Share holders have been paid, to the extent proceeds are available, the Series A and B Preferred Shares shall be entitled to be paid, in accordance with their proportionate ownership of their respective shares, an amount equal to $10 per share plus all accumulated and unpaid preferred returns, to the date of final distribution (the "Series A/B Liquidation Preference"). Once the liquidation preferences have been paid to all of the preferred shareholders, the remaining assets will be distributed to all of the common shareholders in accordance with their overall percentage interests.

          At December 31, 2005 and 2006, the Company had a subscription receivable of $1,248 and $1,350, respectively, related to a note from a former member of the Company's Board. The interest rate on this note accrues at the prime rate as determined by a major bank (the prime lending rate was 7.25% and 8.25% as of December 31, 2005 and 2006, respectively). In December 2004, the Company undertook a review of the collectibility of the note. Given the limited information available to the Company regarding the financial status of the former Board member, the Company is uncertain that such note will be paid when due. Therefore, in December 2004 the Company recorded a 100% reserve against the outstanding principal and interest due of $1,173. The Company continued to record a 100% reserve against additional accrued interest related to the note in 2005 and 2006.

15. Common Units/Shares and Restricted Stock Grants

          On April 1, 2004, Reliant Pharmaceuticals, LLC entered into a restructuring transaction to among other things effectuate the conversion of Reliant from a Delaware limited liability company into a Delaware corporation. As a result of the conversion, all issued and outstanding common units automatically converted into an equal number of shares of common stock.

          As a result of certain Liquidity Option Agreements (see also Note 13) entered into in 2000, 1,650,543 restricted common units were classified as common units subject to repurchase in the consolidated balance sheets. At December 31, 2005 and 2006, all 1,650,543 common units subject to repurchase were fully vested. On February 1, 2006, the repurchase right with respect to 550,181 common units expired. As a result, the Company has reclassified 550,181 common shares from common stock subject to repurchase to common stock and additional paid-in capital at December 31, 2006. On February 1, 2007, the repurchase right with respect to the remaining 550,181 common shares and 471,500 Series B convertible, redeemable preferred shares expired without exercise.

          In November 2005, the Company entered into a three year amended and restated employment agreement with an officer (see also Note 18). Under this agreement, as amended, this officer was granted 425,000 shares of restricted common stock subject to vesting over a period of three years in equal annual installments on each July 1 commencing on July 1, 2008. The Company recognized total deferred compensation of $7,650 related to such grant in the year ended December 31, 2005, which is being amortized to earnings through general and administrative expense in the accompanying consolidated statements of operations over the term of the three year employment agreement. A total of $1,275 in compensation expense related to the grant was recognized in the year ended December 31, 2005. On January 1, 2006, the Company reversed the deferred compensation and additional paid-in capital of $6,375 recorded in stockholders' equity as the provisions of SFAS 123R require deferred compensation previously recorded to be reversed and recorded prospectively over the requisite service period. The Company recognized $2,550 in total compensation expense with respect to this grant in 2006.

          Beginning in August 2005, each eligible non-employee director who first became a member of the Company's Board of Directors was granted 15,000 shares of the Company's common stock, which were fully vested at grant, but not transferable while the individual serves as a member of the Company's Board of Directors. Following each annual meeting of the Company's stockholders, each non-employee director that continued as a non-employee director was automatically granted an additional option to purchase 6,000 shares of the Company's common stock, which were fully vested at grant, but neither the options nor the shares issued upon exercise of such options are transferable while the individual serves as a member of the Company's Board of Directors. In 2005, three new members were appointed to the Company's Board of Directors. As a result, these members became entitled to the above restricted share grants and as such, the Company recognized a stock compensation charge of $810 during the year ended December 31, 2005. Such charge was recorded within general and administrative expenses in the accompanying consolidated statements of operations.

          In March 2006, the restricted shares to be granted to new members of the Company's Board of Directors as well as the annual restricted share grants to members of the Company's Board of Directors were amended such that the board members may elect to receive their grants in either the form of restricted stock or deferred stock.

          Holders of restricted stock are entitled to all rights as a stockholder in the Company. The vesting provisions of the restricted shares provide that such shares will vest upon the earlier of (i) the date the board member is not reappointed to the board for reasons other than for cause, (ii) death of the board member, or (iii) a change of control, as defined. If the holder resigns from the Board, or is not reappointed or re-elected for cause or their board service is terminated for cause, the restricted shares are forfeited.

          Deferred Stock does not entitle the holder to rights as a shareholder. The provisions of the deferred stock entitle the board member to receive shares of stock upon the earlier of their termination as a director for any reason other than cause, or a change of control, as defined. The deferred stock will be forfeited should the director be terminated for cause, or terminated for any reason within twelve months of the date of grant. Holders of deferred stock also are entitled to receive dividends on their deferred stock should the Company pay dividends.

          During the year ended December 31, 2006, a total of 87,000 restricted shares were granted to eligible non-employee members of the Company's Board of Directors. The compensation expense associated with such grants amounted to $918 for the year ended December 31, 2006. Such charge was recorded within general and administrative expenses in the accompanying consolidated statements of operations. The remaining compensation expense will be charged to expense over the remaining service period through June 2007. As of December 31, 2006, no deferred stock has been issued by the Company.

          Additionally, during the year ended December 31, 2006, a total of 83,000 restricted shares were granted to key employees. The compensation expense associated with such grants amounted to $576 for the year ended December 31, 2006. Such charge was recorded within general and administrative expenses in the accompanying consolidated statements of operations. The remaining compensation expense will be charged to expense over the remaining service period through December 2009.

16. Equity Incentive and Stock Appreciation Rights Plans and Warrants (See also Note 23(d))

          The Company granted options to employees under an Equity Incentive Plan to purchase common stock in the Company. Options granted under the Equity Incentive Plan are granted at an exercise price per share not less than the estimated fair market value of the share at the date of grant and have a maximum term of ten years. Options granted under the Equity Incentive Plan generally vest ratably over four years on the anniversary of the grant date. In December 2005, the vesting provisions of all outstanding stock options were amended to provide for accelerated vesting upon a change of control. As of December 31, 2006, 800,542 shares remain available for future grants under the Equity Incentive Plan (see also Note 23(d)).

          In 2000 and 2001, the Company made available to certain employees, who were granted options, a loan in the amount of 100% of the total exercise price up to a maximum amount of $1,000 to affect the early exercise of all or a portion of such option holders' options. These loans provided for exercise with 50/50 recourse/non-recourse notes, accruing interest at the prime rate (7.25% and 8.25% as of December 31, 2005 and 2006, respectively). The loans are full recourse with respect to interest. In 2001 and 2002, employees exercised 387,700 options and 2,500 options, respectively, in the amounts of $3,877 and $25, respectively, with the full exercise price of these options being paid for through loans from the Company. In 2004, 2005 and 2006, $18, $294 and $85, respectively, of interest and principal on these loans were repaid. As of December 31, 2005 and 2006, the Company had loans due from former employees, aggregating $1,922 and $2,466 of principal and interest, respectively. Of the outstanding principal and interest due from former employees at December 31, 2005 and 2006, the Company had full recourse with respect to $1,111 and $1,481 of the outstanding loan balance, respectively. Given the limited information available to the Company regarding the financial status of these individuals due to their termination of employment with the Company, as of December 31, 2004, the Company was no longer able to conclude as to whether these individuals had sufficient net assets, other than the shares of Company stock exercised pursuant to such loans (which were valued at less than the carrying value of the notes), to repay these loans. Additionally, since the date each of these individuals terminated their employment, no additional payments had been received on these loans. As such, the Company concluded that the recourse portion of such loans should be reserved. Therefore, in 2004, the Company recorded a reserve of $909 for the recourse portion of such loans. Such reserve was reflected within general and administrative expense in the accompanying consolidated statements of operations.

          During 2005, the fair value of the Company's common shares, as determined by management, increased from $0.15 per share to $18.00 per share. The fair value of the Company's common shares, as determined by management at December 31, 2006, was $22.00 per share. As a result, the value of the shares serving as collateral under the loan agreement is now sufficient to support satisfaction of the outstanding loan balance. As a result, the Company believes that the previously recorded reserve is no longer necessary. Therefore, at December 31, 2005, the reserve of $909 was reversed. The Company continues to believe that the loans due from current employees are collectible.

          The activity under the Equity Incentive Plan is as follows:

	Number of Shares	Average Price(1)
Options outstanding, December 31, 2003	3,336,510	$16.60
Granted	329,600	20.00
Exercised	—	—
Cancelled	(637,399)	15.26

Options outstanding, December 31, 2004	3,028,711	17.25
Granted	1,951,400	20.00
Exercised	(17,477)	10.00
Cancelled	(796,023)	17.49

Options outstanding, December 31, 2005	4,166,611	18.52
Granted	662,200	20.00
Exercised	(1,750)	10.00
Cancelled	(481,275)	18.77

Options outstanding, December 31, 2006	4,345,786	$18.72

(1)
Weighted average exercise price.

          Summarized information about stock options outstanding and exercisable at December 31, 2006 is as follows:

	Outstanding			Exercisable
Exercise Price	Number of Shares	Intrinsic Value	Average Life(1)	Number of Shares	Intrinsic Value	Average Life(1)
$10	555,750	$6,669	3.8	555,750	$6,669	3.8
$20	3,790,036	7,580	7.6	1,729,314	3,459	6.8

	4,345,786			2,285,064

(1)
Weighted average contractual life remaining in years.

          In 2002 through 2006, the Company granted stock appreciation rights ("SARs") to certain employees under a Stock Appreciation Rights Plan (the "Rights Plan"). SARs allow the holder to receive, upon exercise of the SAR, cash in an amount equal to the difference between a specified base price and the fair market value of a common share on the exercise date. The base price per SAR was not less than the estimated fair market value of the underlying common share on the date of grant. SARs may have a maximum term of ten years. SARs granted under the Rights Plan generally vest ratably over four years on the anniversary of the grant date. All SARs granted under the Rights Plan were granted at a base price of $20 per SAR.

          The activity under the Rights Plan is as follows:

	Number of SARs	Average Price(1)
Stock appreciation rights outstanding, December 31, 2003	1,049,182	$20.00
Granted	146,650	20.00
Exercised	—	—
Cancelled	(162,234)	20.00

Stock appreciation rights outstanding, December 31, 2004	1,033,598	20.00
Granted	676,500	20.00
Exercised	—	—
Cancelled	(442,202)	20.00

Stock appreciation rights outstanding, December 31, 2005	1,267,896	20.00
Granted	522,050	20.00
Exercised	—	—
Cancelled	(400,859)	20.00

Stock appreciation rights outstanding, December 31, 2006	1,389,087	$20.00

(1)
Weighted average exercise price.

          Of the total SARs outstanding, 560,948 were vested and 828,139 were unvested as of December 31, 2006. The weighted average remaining contractual life of SARs outstanding was 7.8 years as of December 31, 2006. As a result of the adoption of SFAS 123R effective January 1, 2006, the Company has recorded compensation expense and a corresponding liability in the amount of $8,003 related to the vested portion of outstanding SARS as of December 31, 2006. Such liability is classified within other current liabilities in the accompanying consolidated balance sheet. There was no compensation expense recognized pursuant to the Rights Plan in 2004 or 2005 because the base price of these SARs was not less than the fair market value of the underlying shares in such years.

          Warrants have been issued to certain investors, officers and directors of the Company in connection with certain past and current financing arrangements. A summary of warrant activity follows:

	Number of Warrants	Average Price(1)
Warrants outstanding, December 31, 2003	833,334	$0.01
Granted	125,000	0.01
Exercised	—	—
Cancelled	(125,000)	0.01

Warrants outstanding, December 31, 2004	833,334	0.01
Granted	620,313	20.00
Exercised	—	—
Cancelled	—	—

Warrants outstanding, December 31, 2005	1,453,647	8.54
Granted	—	—
Exercised	(833,334)	(0.01)
Cancelled	—	—

Warrants outstanding, December 31, 2006	620,313	$20.00

(1)
Weighted average exercise price.

          In conjunction with the Series C financing, the Company issued to certain lenders warrants to purchase a total of up to 833,334 shares of common stock at a purchase price per unit of $0.01, as consideration for the exchange of the then outstanding $50,000 bridge loan for Series C Preferred stock. In September 2006, these warrants were exercised and the Company issued 833,334 shares of common stock.

          As discussed in Note 11, in conjunction with the Third-Lien Term Loan the Company issued to the lenders on April 13, 2005, pro rata in accordance with their respective commitments, 620,313 in detachable warrants to purchase common stock. The detachable common stock warrants are exercisable at $20.00 per share at any time on or prior to April 13, 2015.

17. Income Taxes

          The net income tax provision (benefit) for the years ended December 31, 2005 and 2006 is summarized as follows:

	December 31
	2005	2006
Current:
Federal	$—	$1,900
State	40	800

Total current	40	2,700
Deferred:
Federal	113,513	91,712
State	24,296	17,264
Valuation allowance	(137,809)	(108,976)

Total deferred	—	—

Total income tax provision	$40	$2,700

          A reconciliation of the difference between the federal statutory rate and the effective income tax rate as a percentage of income before taxes for the years ended December 31, 2005 and 2006 is as follows:

	December 31
	2005		2006
	Amount	Tax Rate	Amount	Tax Rate
Federal statutory rate	$(44,609)	(34.00)%	$23,735	35.00%
State income taxes, net of federal income tax benefit	26	0.02	520.76
Meals and entertainment	1,158	0.88	1,030	1.51
Other	1,314	1.00	(784)	(1.16)
Valuation allowance	42,151	32.13	(21,801)	(32.15)

Effective income tax rate	$40	0.03%	$2,700	3.96%

          Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes at December 31, 2005 and 2006 were as follows:

	December 31
	2005		2006
	Assets	Liabilities	Assets	Liabilities
Current:
Inventory related	$2,360	$—	$2,626	$—
Prepaid expenses	—	921	—	961
Accrued product returns	2,231	—	2,782	—
Accrued rebates	1,165	—	1,225	—
Other accrued expenses	1,800	—	2,493	—
Other	660	—	6,069	—

Subtotal	8,216	921	15,195	961
Valuation allowance	(7,295)	—	(14,234)	—

Total current deferred taxes	921	921	961	961

Net current deferred taxes	$—	$—	$—	$—

Long-term:
Net operating loss carryforwards	$116,970	$—	$78,336	$—
Fixed assets	—	500	—	770
Intangible assets	12,344	—	13,347	—
State credits	44	—	44	—
Other	1,657	—	3,785	—

Subtotal	131,015	500	95,512	770
Valuation allowance	(130,515)	—	(94,742)	—

Total long-term deferred taxes	500	500	770	770

Net long-term deferred taxes	$—	$—	$—	$—

          A valuation allowance equal to 100% of the net deferred tax assets has been established because of the uncertainty of realization of the deferred tax assets due to the absence of earnings history. The Company's valuation allowance relates primarily to net operating loss carryforwards. The Company's valuation allowance decreased by $28,834 from 2005 to 2006.

          As of December 31, 2006, the Company had net operating loss carryforwards for federal income tax purposes of approximately $190,268 that begin to expire in 2023. As of December 31, 2006, the Company also had net operating loss carryforwards for state income tax purposes of approximately $130,243 that expire in various years through 2024. A portion of these net operating loss carryforwards may be subject to an annual limitation regarding their utilization against taxable income in future periods due to "change of ownership" provisions of the Internal Revenue Code and similar state provisions. A portion of these carryforwards and tax credits may expire before becoming available to reduce future income tax liabilities.

          The Company recorded an income tax (benefit) provision of ($267), $40 and $125, related to state taxes for 2004, 2005 and 2006, respectively, exclusive of taxes associated with the gain on sale of Antara.

18. Employee Agreements (See also Note 23(a))

          Reliant has entered into agreements with certain of its key executives that provide for accelerated vesting of options and restricted shares and in certain circumstances, the payment of a bonus, upon a change in control.

          During the first quarter of 2005, the Company entered into employment arrangements with two officers of the Company. These arrangements have termination clauses that, under certain circumstances, entitle the employees to receive severance benefits upon termination. Additionally, one of the employment arrangements includes a provision that should a change of control (as defined in the employment agreement) occur during the first two years of the individual's employment with the Company and the price per share of the Company's common stock is below certain thresholds, the officer is entitled to receive an incremental payment. On February 1, 2007, this provision expired with no payment required to be made by the Company.

          In November 2005, the Company entered into a three year amended and restated employment agreement with an officer of the Company. Under this agreement, this officer was granted 425,000 shares of restricted common stock that will vest over a period of three years in equal annual installments on each June 30 commencing on June 30, 2008 (see also Notes 15). In addition, this officer received a grant of options to purchase 200,000 shares of the Company's common stock at an exercise price of $20.00 per share. The options are exercisable only to the extent vested, and they vest ratably over a four year period on each July 1 commencing on July 1, 2006. Both the restricted stock and the options will vest upon a change of control. In the event that a change of control of the Company has not occurred prior to June 30, 2008, and this officer is either employed on June 30, 2008, or has been terminated without cause or has terminated for good reason, the Company also agreed to grant the officer 333,000 shares of its common stock on June 30, 2008, which shares shall be fully vested and transferable on such date. The agreement further provides that if certain events which would result in a sale of the Company's equity or assets in one transaction or a series of transactions occur during the term of the agreement, the officer will receive a bonus equal to 1% of the net proceeds received by the Company's stockholders. The agreement also provides that the Company will continue to provide the officer transportation services for business and personal use, including the use of a company aircraft and car services, as well as housing while he is in Liberty Corner, New Jersey. The agreement can be terminated either by the Company or the officer at any time upon at least thirty days' notice. If the Company terminates the agreement without cause or if the officer terminates the agreement for good reason, the restricted stock and all of the officer's options will vest and the officer will be entitled to any accrued but unpaid salary through the date of termination, as well as the grant of 333,000 shares of restricted stock. The Company has not recorded compensation expense related to the grant of the 333,000 shares of restricted stock as such grant is contingent upon the occurrence of any one of certain events as discussed above. Should the occurrence of such an event become probable, the Company will record the compensation expense related to this grant.

19. Related Party Transactions

          Dr. Mario, the Company's Chairman and Chief Executive Officer, is the non-executive Chairman of the Board of Pharmaceutical Product Development, Inc., parent of PPD Medical Communications and PPD Development, LLC. In 2004, 2005 and 2006 the Company paid approximately $551, $891 and $1,213, respectively, to PPD Medical Communications and $445, $2,776 and $1,810, respectively, to PPD Development, LLC for services performed by them on behalf of the Company. As of December 31, 2006, the Company was indebted to PPD Development LLC and PPD Medical Communications in the amount of $258 and $185, respectively. The Company believes the terms obtained and the consideration paid in connection with the services provided above were comparable to the terms available or the amounts that would be paid in arm's-length transactions.

20. 401(k) Employee Benefit Plan

          Effective May 29, 2001, the Company established the Reliant Pharmaceuticals 401(k) Plan for all eligible employees. Employees can elect to defer up to 25% of their compensation on a pretax basis, subject to maximum limits as set forth by the IRS. The Company may, but is not required to, provide matching contributions to be determined each year by the Company's Board of Directors. All employee contributions are 100% vested. Employer contributions, if any, vest over a three-year period beginning with the employee's full-time date of hire. The Company made no matching contributions during 2004, 2005 or 2006.

21. Supplemental Disclosure of Non-cash Financing Activities

          In 2005, the Company accrued a contractually required license fee payment of $520 related to Lovaza®. The Company capitalized this payment as an intangible asset that is being amortized over its estimated useful life of approximately six years.

22. Discontinued Operations

          In May 2001, the Company obtained an exclusive license from Ethypharm, SA ("Ethypharm") to market, sell and distribute Ethypharm's proprietary micronized fenofibrate product, Antara, for the treatment of hypercholesterolemia and hypertriglyceridemicia in the U.S., Canada and Mexico. In July 2006, the Company entered into an Asset Purchase Agreement with Oscient Pharmaceuticals Corporation ("Oscient") and Guardian II Acquisition Corporation, a wholly-owned subsidiary of Oscient, pursuant to which the Company agreed to sell the U.S. marketing rights to its Antara product line for $78,000. On August 18, 2006, the transaction was consummated with the Company receiving $78,000 for the product line as well as $4,376 for the carrying value of the Antara inventory and samples on-hand as of the closing date. The proceeds from the sale were used to pay down a significant portion of the Company's outstanding indebtedness (see Note 11).

          The Antara product line had identifiable cash flows that were largely independent of the cash flows of other assets and liabilities. All net sales and direct costs associated with Antara, as well as the gain on sale, net of tax, for both the current and prior periods are presented as discontinued operations in the accompanying financial statements.

          Summarized financial information for discontinued operations is as follows:

	Year ended December 31
	2004	2005	2006
Total net revenues	$—	$23,513	$23,301
Operating expenses	(6,048)	(24,447)	(10,088)
Gain on sale, net of tax	—	—	74,653

Net income (loss)	$(6,048)	$(934)	$87,866

          The gain on sale includes $1,900 and $675 of federal and state alternative minimum tax provisions in the year ended December 31, 2006.

          The consolidated balance sheet at December 31, 2005 includes Antara assets sold to Oscient consisting of $5,678 of inventory and $1,003 of samples. In addition, an intangible asset of $639 and a prepaid fee of $201 related to Antara as of December 31, 2005 were written off against the gain on sale in the third quarter of 2006.

23. Events Subsequent to December 31, 2006

a) Employment Agreement

          In January 2007, the Company entered into a five year employment agreement with a newly hired officer of the Company. Under this agreement, this officer was granted 200,000 shares of restricted common stock that will vest over a period of four years in equal annual installments. This officer also received a grant of options to purchase 400,000 shares of the Company's common stock at an exercise price of $22.00 per share. The options are exercisable only to the extent vested, and they vest ratably over a four year period. In addition, this officer also received a grant of options to purchase 100,000 shares of the Company's common stock at an exercise price of $22.00 per share. The options are exercisable only to the extent vested, and they vest in five equal annual installments on each of the first, second, third, fourth and fifth anniversaries of the effective date of the officers employment with the Company provided certain performance goals, as determined at the reasonable discretion of the Compensation Committee of the Board of Directors, are achieved. The performance goals for each vesting tranche will be determined by the Compensation Committee annually. Failure to meet the performance goals for any year shall result in the forfeiture of the respective vesting tranche. Both the restricted stock and the options will vest upon a change of control. The restricted stock and stock option awards were granted on February 14, 2007.

          The agreement also provides that the Company will provide the officer with the use of a car service for business-related transportation as well as housing while he is in Liberty Corner, New Jersey. The agreement can be terminated either by the Company or the officer at any time upon at least thirty days' notice. If the Company terminates the agreement without cause or if the officer terminates the agreement for good reason, the restricted stock and all of the officer's options are subject to certain additional vesting provisions and the executive is entitled to receive certain severance benefits.

b) Financing Transactions

2007 Term Loan

          On March 9, 2007, (the "Closing Date") the Company entered into a credit and guaranty agreement (the "2007 Credit and Guaranty Agreement") with Goldman Sachs Credit Partners L.P., as lender, administrative agent, syndication agent and collateral agent. The 2007 Credit and Guaranty Agreement provides for a term loan in a principal amount not to exceed $215,000 (the "2007 Term Loan"), of which $170,000 was borrowed on the Closing Date and $45,000 will remain available for borrowing (the "Delayed Draw Loans") until September 30, 2007, unless earlier terminated at which time such commitments will terminate (the "Delayed Draw Expiration Date"). Following the Closing Date, Goldman Sachs Credit Partners L.P. assigned all of its interest in the 2007 Term Loan to other lenders. The 2007 Term Loan matures on March 31, 2012 and is secured by a first priority security interest in substantially all of the assets of the Company, with the exception of the Company's accounts receivable and related assets, in which MLC maintains a first priority security interest under the 2004 Facility (and on which the 2007 Term Loan lenders have a second priority security interest). On the Closing Date a substantial portion of the proceeds from the 2007 Term Loan were used to repay the outstanding indebtedness, all accrued and unpaid interest and the related prepayment penalty under the First-Lien Term Loan as well as all transaction fees and expenses associated with securing the 2007 Credit and Guaranty Agreement. Additionally the $17,000 of undrawn commitments under the Third-Lien Term Loan were terminated. The excess proceeds from the 2007 Term Loan will be used for working capital and other general corporate purposes.

          Beginning on June 30, 2007, the Company is required to make quarterly principal payments equal to 0.25% of the total amount borrowed. The Company has the option to select the interest rate to be applied against its unpaid balance or a portion thereof based on either (i) LIBOR, adjusted for reserves if any, plus 3.25% (the "Applicable Margin") per annum (a "2007 Eurodollar Rate" loan) or (ii) the greater of the prime rate or the federal funds effective rate plus 0.5% plus 2.25% per annum (a "2007 Base Rate" loan). Additionally, when selecting a 2007 Eurodollar Rate loan the Company has the option of selecting an interest period of one, two, three or six months (or, with the consent of each participating lender, nine or twelve months) (the "Interest Period"). Interest is due and payable at the end of each Interest Period with respect to a 2007 Eurodollar

Rate loan, with the exception of the six, nine or twelve month LIBOR option which is payable at the end of each three-month period, and quarterly for a 2007 Base Rate Loan.

          The 2007 Credit and Guaranty agreement also requires the Company to pay a commitment fee on the undrawn Delayed Draw Loans equal to 1/2 a percent of the Applicable Margin with respect to the 2007 Eurodollar Rate Loans based on the average daily unused amount of the committed Delayed Draw Loans of each lender during the period from and including the Closing Date through the Delayed Draw Expiration Date.

          Should the Company voluntarily prepay the 2007 Term Loan, or a portion thereof, anytime prior to the first anniversary of the Closing Date, with the proceeds of new term loans having interest rate spreads that are lower than the interest spreads in the 2007 Term Loan, the Company shall pay to the lenders a call premium equal to 1% of the principal amount prepaid. Prepayments made subsequent to the first anniversary of the Closing Date through the termination of the 2007 Term Loan shall not be subject to any call premiums.

          The 2007 Credit & Guaranty Agreement also requires that within 90 days of the Closing Date, the Company enter into one or more interest rate swaps or other hedging arrangements so that at least 40% of the Company's aggregate principal amount of outstanding indebtedness are subject to a fixed interest rate to protect against exposure to interest rate fluctuations.

          The 2007 Credit & Guaranty Agreement requires the Company to maintain compliance with certain financial and non-financial covenants. The agreement also contains additional covenants including limitations with respect to the incurrence of additional debt, investments, guarantees, the making of restricted payments, mergers and acquisitions, sales of assets, sales and lease-backs and transactions with affiliates.

Amendment to the 2004 Facility

          Also on March 9, 2007, the Company and MLC agreed to amend the 2004 Facility. The amendment to the 2004 Facility extends the termination date for the facility to March 31, 2012 and increases the maximum amount available for borrowing to $40,000, subject to available collateral. Additionally the amendment reduces the interest rate on the 2004 Facility to one-month LIBOR plus 2.25% per annum, payable on a monthly basis and reduces the unused line fee to 0.42% per annum.

          In the event that the Company permanently prepays the 2004 Facility, as amended, in full and terminates the 2004 Facility or MLC terminates the 2004 Facility after the occurrence of an event of default, the Company will be obligated to pay MLC a deferred commitment fee of $400 if the 2004 Facility is terminated prior to March 8, 2008 or $200 if the 2004 Facility is terminated between March 9, 2008 and September 8, 2008. No amounts will be payable if the Company voluntarily prepays the 2004 Facility in full or if the MLC terminates the 2004 Facility due to, and during the continuance of, an event of default after September 8, 2008. In the event that MLC exercises its right to implement reserves or new eligibility criteria not specifically provided for in the 2004 Facility and the effect of the implementation of such reserves or new eligibility criteria is to reduce the amount available for borrowing by more than 20% in comparison to the amount available for borrowing without the effect of such reserves, the Company shall be permitted to voluntarily and permanently prepay and terminate the 2004 Facility in full without incurring any fees.

c) Preferred Share Redemption Dates

          In March 2007, the Company's Certificate of Designations was amended such that the redemption dates of each Series of Preferred Shares were deferred. As a result of the amendment, 50% of the then outstanding Series A, B, C and D Preferred Shares are now redeemable by the electing holders on September 30, 2012 and the remaining 50% are now redeemable on September 30, 2013, respectively.

d) 2007 Incentive Award Plan

          In March 2007, the Company's shareholders approved the 2007 Incentive Award Plan. The 2007 Incentive Award Plan provides the ability for the Company to grant the following types of stock-based compensation awards: (a) stock options, (b) restricted stock, (c) stock settled stock appreciation rights, (d) performance based stock awards, (e) performance stock unit awards, (f) dividend equivalent awards, (g) stock payment awards, (h) deferred stock awards, (i) restricted stock units and (j) performance bonus awards.

          The number of shares available for future grant under the 2007 Incentive Award Plan includes (a) shares cancelled or forfeited under prior plans, (b) 2,800,000 shares for 2007 and (c) a 10-year evergreen feature which increases the number of shares available for future grant under the 2007 Incentive Award Plan in each year from 2008 through 2017 in an amount equal to the lesser of (i) 3,000,000 shares, (ii) 3% of the shares of stock outstanding on an as converted basis and (iii) such lower amount as determined by the Board.

Reliant Pharmaceuticals, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 31, 2006	June 30, 2007	Pro-forma June 30, 2007
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$45,952	$152,607	$152,607
Accounts receivable, net of allowance for doubtful accounts of $120 and $160 as of December 31, 2006 and June 30, 2007, respectively	45,606	46,864	46,864
Inventory, net of reserves of $750 and $951 as of December 31, 2006 and June 30, 2007, respectively	40,907	65,393	65,393
Promotion revenue receivable	4,180	1,400	1,400
Prepaid expenses and other current assets	9,407	9,900	9,900

Total current assets	146,052	276,164	276,164
Fixed assets, net of accumulated depreciation of $5,979 and $6,630 as of December 31, 2006 and June 30, 2007, respectively	6,391	3,848	3,848
Intangible assets, net of accumulated amortization of $73,080 and $84,910 as of December 31, 2006 and June 30, 2007, respectively	48,580	36,750	36,750
Other long-term assets	3,809	7,182	7,182

Total assets	$204,832	$323,944	$323,944

Liabilities, convertible, redeemable preferred stock and stockholders' deficit
Current liabilities:
Current portion of long-term debt	$1,200	$2,150	$2,150
Accounts payable	11,684	8,564	8,564
Accrued expenses	63,900	79,338	79,338
Other current liabilities	13,331	19,089	19,089

Total current liabilities	90,115	109,141	109,141
Long-term debt	110,299	212,313	212,313
Other long-term liabilities	4,157	2,485	2,485
Commitments and contingencies
Common stock subject to repurchase (550,181 and zero shares subject to repurchase at December 31, 2006 and June 30, 2007, respectively)	12,104	—	—
Convertible, redeemable preferred stock; $.01 par value; 70,000,000 shares authorized:
Series A convertible, redeemable preferred stock; 425,000 shares authorized, issued and outstanding at December 31, 2006 and June 30, 2007 (liquidation preference — $7,802) and zero shares outstanding on a pro-forma basis	7,311	7,652	—
Series B convertible, redeemable preferred stock; 14,250,000 shares authorized and 13,499,998 shares issued and outstanding at December 31, 2006 and June 30, 2007 (liquidation preference — $238,164) and zero shares outstanding on a pro-forma basis	226,945	234,811	—
Series C convertible, redeemable preferred stock; 8,211,047 shares authorized and 8,057,625 shares issued and outstanding at December 31, 2006 and June 30, 2007 (liquidation preference — $256,267) and zero shares outstanding on a pro-forma basis	244,269	254,979	—
Series D convertible, redeemable preferred stock; 19,172,842 shares authorized and 13,685,692 shares issued and outstanding at December 31, 2006 and June 30, 2007 (liquidation preference — $373,446) and zero shares outstanding on a pro-forma basis	355,271	370,954	—

Total convertible, redeemable preferred stock	833,796	868,396	—
Stockholders' deficit:
Common stock; $.01 par value; 400,000,000 shares authorized and 5,623,288 and 5,967,469 shares issued and outstanding at December 31, 2006 and June 30, 2007, respectively and 41,635,784 shares outstanding on a pro-forma basis	56	60	417
Additional paid-in capital	—	2,074	870,113
Subscription and loans receivables	(3,262)	(3,161)	(3,161)
Accumulated other comprehensive income	328	(226)	(226)
Accumulated deficit	(842,761)	(867,138)	(867,138)

Total stockholders' (deficit) equity	(845,639)	(868,391)	5

Total liabilities, convertible, redeemable preferred stock and stockholders' (deficit) equity	$204,832	$323,944	$323,944

See accompanying notes.

Reliant Pharmaceuticals, Inc.

Consolidated Statements of Operations

(in thousands, except share and per share data)

(Unaudited)

	Six months ended June 30,
	2006	2007
Revenues:
Net product sales	$131,281	$217,221
Promotion revenues	24,551	11,612
Royalty revenue	754	1,195

Total revenues	156,586	230,028
Costs and expenses:
Cost of products sold	32,850	51,572
Sales and marketing	92,597	109,969
General and administrative	17,386	43,913
Amortization of intangible assets	11,830	11,830
Research and development	12,655	19,477

Total costs and expenses	167,318	236,761

Loss from operations	(10,732)	(6,733)
Other expense(income), net	15	14
Interest expense	16,583	15,971
Interest income	(515)	(2,588)

Loss before income tax provision	(26,815)	(20,130)
Income tax provision	20	1,634

Loss from continuing operations	(26,835)	(21,764)
Income (loss) from discontinued operations, net of tax	10,725	(39)

Loss before cumulative effect of accounting change	(16,110)	(21,803)
Cumulative effect of accounting change	(4,447)	—

Net loss	(20,557)	(21,803)

Dividend accretion on preferred stock	(33,174)	(34,601)

Net loss attributable to common stockholders	$(53,731)	$(56,404)

Net loss attributable to common stockholders per share — basic and diluted
Loss from continuing operations	$(12.77)	$(10.13)
Income (loss) from discontinued operations	2.28	(0.01)

Loss before cumulative effect of a change in accounting principle	(10.49)	(10.14)
Cumulative effect of a change in accounting principle	(0.95)	—

Net loss attributable to common stockholders	$(11.44)	$(10.14)

Weighted-average shares outstanding — basic and diluted	4,699,971	5,565,602

Adjusted pro-forma net loss attributable to common stockholders per share — basic and diluted
Loss from continuing operations		$(0.53)
Income (loss) from discontinued operations		—

Loss before cumulative effect of a change in accounting principle		(0.53)
Cumulative effect of a change in accounting principle		—

Net loss attributable to common stockholders		$(0.53)

Adjusted pro-forma weighted-average shares outstanding — basic and diluted		41,233,917

See accompanying notes.

Reliant Pharmaceuticals, Inc.
Consolidated Statements of Changes in Stockholders' Deficit
Six-Months ended June 30, 2007 (Unaudited)
(in thousands, except for shares)

	Common Shares					Accumulated Other Comprehensive Income
			Additional Paid-In Capital	Subscriptions and Loans Receivables	Accumulated Deficit		Stockholders' Deficit
	Shares	Amount
Balance, December 31, 2006	5,623,288	$56	$—	$(3,262)	$(842,761)	$328	$(845,639)
Cumulative effect of adoption of FIN 48	—	—	—	—	(2,574)	—	(2,574)
Termination of interest rate swap	—	—	—	—	—	(328)	(328)
Comprehensive loss:
Net loss	—	—	—	—	(21,803)	—	(21,803)
Deferred loss on interest rate swaps	—	—	—	—	—	(226)	(226)

Total comprehensive loss	—	—	—	—	—	—	(22,029)

Expiration of common stock repurchase right	550,181	6	12,098	—	—	—	12,104
Expiration of preferred stock repurchase right	—	—	2,397	—	—	—	2,397
Stock compensation expense	—	—	3,365	—	—	—	3,365
Exercise of employee stock options	2,750	—	35	—	—	—	35
Reversal of excess interest payable on third lien term loan	—	—	178	—	—	—	178
Compensation related to modifications of stock-based awards granted to employees	—	—	5,315	—	—	—	5,315
Interest on subscriptions and loans receivables, net	—	—	—	(127)	—	—	(127)
Proceeds from subscriptions and loans receivables	—	—	—	228	—	—	228
Forfeiture of unvested restricted shares	(428,750)	(4)	(4,887)	—	—	—	(4,891)
Compensation related to issuance of restricted shares	220,000	2	20,571	—	—	—	20,573
Series A, B, C and D preferred dividends/accretion	—	—	(36,998)	—	—	—	(36,998)

Balance, June 30, 2007	5,967,469	$60	$2,074	$(3,161)	$(867,138)	$(226)	$(868,391)

Reliant Pharmaceuticals, Inc.

Consolidated Statements of Cash Flows

(in thousands)

(Unaudited)

	Six months ended June 30,
	2006	2007
Cash flows from operating activities
Net loss	$(20,557)	$(21,803)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangible assets	11,996	11,830
Amortization of debt discount — term loan	1,190	1,419
Amortization of deferred financing costs	751	1,849
Depreciation	1,289	1,121
Interest earned on subscriptions and loans receivables	(116)	(127)
Net provision for doubtful accounts	55	41
Loss on fixed assets	67	1,427
Stock-based compensation, net of forfeitures	3,913	26,631
Cumulative effect accounting change upon adoption of SFAS 123R	4,447	—
Changes in operating assets and liabilities:
Increase in accounts receivable	(13,581)	(1,299)
Increase in inventory	(3,845)	(24,486)
Decrease in promotional revenue receivables	1,386	2,780
Decrease (increase) in prepaid expenses and other current assets	1,025	(409)
Increase in other long-term assets	(8)	(922)
Decrease in accounts payable	(4,005)	(3,120)
(Decrease) increase in accrued expenses	(1,217)	12,858
Increase in other current liabilities	3,815	3,489
Increase (decrease) in other long-term liabilities	5,634	(1,720)

Net cash (used in) provided by operating activities	(7,761)	9,559
Cash flows from investing activities
Capital expenditures	(377)	(5)

Net cash used in investing activities	(377)	(5)
Cash flows from financing activities
Repayments under revolving credit facility	(8,703)	—
Debt issuance costs	—	(4,707)
Proceeds from issuance of long-term debt	12,625	215,000
Repayments of principal on long-term debt	(600)	(113,455)
Repayments of subscriptions and loans receivables	85	228
Proceeds from exercise of employee options	18	35

Net cash provided by financing activities	3,425	97,101

Net (decrease) increase in cash and cash equivalents	(4,713)	106,655
Cash and cash equivalents, beginning of period	25,722	45,952

Cash and cash equivalents, end of period	$21,009	$152,607

Supplemental disclosure of cash flow information
Cash paid for taxes	$—	$2,180
Cash paid for interest	$8,769	$15,305

See accompanying notes.

Reliant Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

(in thousands, except for share and per share data)

(Unaudited)

1. Description of business and basis of presentation

          The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the rules and regulations of the SEC for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the fiscal year. The consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes thereto for the year ended December 31, 2006 included elsewhere in this registration statement. All terms used but not defined elsewhere herein have the meaning ascribed to them in the Company's December 31, 2006 audited financial statements.

2. Significant Accounting Policies

Basis of Presentation

          These consolidated financial statements include the accounts of Reliant and its wholly-owned subsidiaries. All intercompany transactions have been eliminated in consolidation.

          Reference is made to the significant accounting policies of the Company described in the notes to the Company's consolidated financial statements for the year ended December 31, 2006 that are included elsewhere in this registration statement.

Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Income Taxes

          The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"), on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized a $2,574 increase in the liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 accumulated deficit. The Company did not adjust the liability for unrecognized tax benefits during the six months ended June 30, 2007. The balance at June 30, 2007 consists of tax positions for which the ultimate deductibility is uncertain and therefore the disallowance of such tax positions would negatively affect the annual effective tax rate.

          The Company recognizes the interest and penalties accrued related to unrecognized tax benefits in income tax expense. During the six months ended June 30, 2007, the Company recognized approximately $709 in interest and penalties. The Company had accrued approximately $723 for the payment of interest and penalties at June 30, 2007.

          The Company and its subsidiaries file Federal income tax returns in the U.S. and income tax returns in various state jurisdictions within the U.S. With few exceptions, the Company remains subject to U.S. federal, state and local income tax examinations by tax authorities for all tax years since its inception.

Recent Accounting Pronouncements

          In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS No. 157"). This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007. The adoption of this accounting pronouncement is not expected to have a material effect on the Company's consolidated financial statements.

          In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS No. 159"). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value and requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Early adoption is permitted. The Company is currently evaluating the impact of SFAS No. 159 on its consolidated results of operations and financial position.

3. Stock-based Compensation

          The Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment ("SFAS 123R"), effective January 1, 2006. SFAS 123R requires the recognition of the fair value of stock-based compensation in results from operations.

          The Company recognizes stock-based compensation expense over the requisite service period of the individual grantees, which generally equals the vesting period. The Company provides newly issued shares to satisfy stock option exercises and for the issuance of restricted stock awards.

          The Company recognized stock-based compensation costs in the amount of $3,913 and $26,631 in the six months ended June 30, 2006 and 2007, respectively. The compensation expense for the six months ended June 30, 2006 consists of $923 for SARs, $1,774 for restricted stock, $769 for stock options and $447 for the modification of previously issued stock options. The compensation expense for the six months ended June 30, 2007 consists of $2,269 for SARs, $15,682 for restricted stock, $3,365 for stock options and $5,315 for the modification of previously issued stock options. The restricted stock expense for the six months ended June 30, 2007 includes $13,305 in charges for restricted stock grants pursuant to a separation agreement with a former officer (see note 11). Additionally, the expense for the modification of stock options includes $4,256 related to such agreement. A full valuation allowance was recorded against the related deferred tax benefits resulting from the stock-based compensation expense.

          The Company utilizes a Black-Scholes option valuation model for estimating the fair value of stock options and SARs. The dividend yield is assumed to be zero as the Company does not anticipate dividend payments in the foreseeable future. The risk-free interest rate is derived from the U.S. Treasury yield curve in effect at the time of grant. Due to the Company's limited history of stock option exercises, the expected life of the stock option grants is based on the plain vanilla method per SAB 107, Share-Based Payment, which represents the vesting period plus the grant life divided by 2.

          Because our common stock is not yet publicly traded, we do not have sufficient information available on which to base a reasonable and supportable estimate of the expected volatility of our share prices (for example there is no external market for our shares, there have been no recent private transactions in our shares and there have been only a limited number of new equity issuances). Accordingly, the Company concluded upon the adoption of SFAS 123R on January 1, 2006, that it did not have the ability to reasonably estimate the expected volatility of its share price.

          As a result, the Company identified similar public entities within the pharmaceutical industry in order to estimate the volatility of its own stock by considering the historical volatility of the stock of these similar entities. The Company identified a group of public companies that had the following characteristics similar to us: (a) stage of development, (b) levels of profitability, (c) revenues, (d) revenue and earnings driven by a small number of key products, (d) significant revenue and income growth, (e) significant sales and marketing infrastructure, (f) modest financial leverage and (g) a focus on acquiring branded marketed products and reformulation rather than scientific research to develop new compounds. The expected volatility of options granted has been determined using an average of the historical volatility measures of this peer group of companies. The Company intends to continue to consistently apply this process using the same or similar entities until a sufficient amount of historical information regarding the volatility of its own share price becomes available, or unless circumstances change such that the identified entities are no longer similar to the Company.

          The Company issued 1,804,700 stock options and 478,600 SARs with an exercise price of $22.00 during the six months ended June 30, 2007. The weighted average fair value of the individual options granted during the six months ended June 30, 2007 was $12.63. The fair value of the vested SARs as of June 30, 2007 ranged from $10.00 to $14.25. These values were determined using the following assumptions:

Dividend yield	0.0%
Volatility	47.4 to 53.1%
Risk-free interest rate	4.6 to 5.0%
Weighted-average expected life — Stock options	6.3 years
Weighted-average expected life — SARS	2.7 to 6.3 years

          The Company issued 220,000 restricted shares with a weighted average fair value of $22.18 during the six months ended June 30, 2007. Additionally, 425,000 previously issued restricted shares were forfeited pursuant to the aforementioned separation agreement (see note 11). At

June 30, 2007 there are 431,250 restricted shares outstanding at a weighted average fair value of $20.13 per share.

          As of June 30, 2007, the total remaining unrecognized compensation cost related to nonvested stock options and restricted stock amounted to $17,842 and $5,065, respectively, which will be amortized over the weighted-average remaining requisite service periods of 3.6 years and 3.3 years, respectively.

          In March 2007, the Company's shareholders approved the 2007 Incentive Award Plan. The 2007 Incentive Award Plan provides the ability for the Company to grant the following types of stock-based compensation awards: (a) stock options, (b) restricted stock, (c) stock settled stock appreciation rights, (d) performance based stock awards, (e) performance stock unit awards, (f) dividend equivalent awards, (g) stock payment awards, (h) deferred stock awards, (i) restricted stock units and (j) performance bonus awards.

          The number of shares available for future grant under the 2007 Incentive Award Plan includes (a) shares cancelled or forfeited under prior plans, (b) 2,800,000 shares for 2007 and (c) a 10-year evergreen feature which increases the number of shares available for future grant under the 2007 Incentive Award Plan in each year from 2008 through 2017 in an amount equal to the lesser of (i) 3,000,000 shares, (ii) 3% of the shares of stock outstanding on an as converted basis and (iii) such lower amount as determined by the Board.

          As of June 30, 2007, additional stock-based compensation awards may be granted under the 2007 Incentive Award Plan for not more than 2,357,317 shares.

4. Net Loss from Continuing Operations Per Common Share

          The basic and diluted net loss per common share for the six-months ended June 30, 2006 and 2007 is computed by dividing the net loss applicable to common shareholders by the weighted average number of common shares outstanding.

          The following table shows the adjustments to loss from continuing operations for the periods shown to arrive at the corresponding loss from continuing operations applicable to common shareholders:

	Six Months Ended June 30,
	2006	2007
	(unaudited)
Loss from continuing operations	$(26,835)	$(21,764)
Add: dividend accretion on preferred stock	(33,174)	(34,601)

Loss from continuing operations attributable to common stockholders	$(60,009)	$(56,365)

Weighted average shares outstanding	4,699,971	5,565,602

Loss from continuing operations attributable to common stockholders per share	$(12.77)	$(10.13)

5. Unaudited Pro-forma Information

          The unaudited pro-forma balance sheet, unaudited adjusted pro-forma net loss attributable to common stockholders per share and the unaudited adjusted pro-forma weighted-average common shares outstanding used in computing per share amounts have been presented to give effect to the pro-forma effects of the automatic conversion of all outstanding convertible, redeemable preferred stock into 35,668,315 shares of the Company's common stock for the six months ended June 30, 2007, effective upon the assumed closing of the Company's proposed initial public offering, as if such conversion had occurred on January 1, 2007.

          The following table shows the adjustments to net loss applicable to common stockholders for the periods shown to arrive at the corresponding adjusted pro-forma net loss attributable to common stockholders:

Six Months Ended June 30, 2007
Net loss from continuing operations applicable to common stockholders	$(56,365)
Add: elimination of dividend accretion on preferred stock	34,601

Adjusted pro forma net loss from continuing operations applicable to common shareholders	$(21,764)

          The following table shows the adjustments to the basic and diluted weighted average number of shares used in computing the adjusted pro-forma per share amounts:

Six Months Ended June 30, 2007
Basic and diluted weighted average number of shares used in computing per share amounts	5,565,602
Add:
Shares issued upon conversion of outstanding preferred stock	35,668,315

Basic and Diluted pro forma as adjusted weighted average number of shares used in computing per share amounts	41,233,917

          The effect of 5,779,761 stock options outstanding as of June 30, 2007 and the effect of 620,313 warrants outstanding as of June 30, 2007 have been excluded from earnings per share (see Note 4) and adjusted pro-forma earnings per share as the impact of including such shares in the computation would be anti-dilutive.

6. Inventory

          Inventory consisted of the following:

	December 31, 2006	June 30, 2007
Raw materials	$8,165	$4,337
Work-in-process	16,244	26,147
Finished goods	17,248	35,860

Gross inventory	41,657	66,344
Less inventory reserves	(750)	(951)

Inventory, net	$40,907	$65,393

          The increase in the inventory balance is due to the buildup of Lovaza (previously labeled as Omacor) inventories. Approximately $51,244 of the inventory on hand at June 30, 2007 is Lovaza product.

7. Intangible Assets

          Intangible assets subject to amortization consist of the following:

	December 31, 2006			June 30, 2007
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Patents	$105,500	$(68,259)	$37,241	$105,500	$(78,923)	$26,577
Licenses	16,160	(4,821)	11,339	16,160	(5,987)	10,173

Total intangible assets	$121,660	$(73,080)	$48,580	$121,660	$(84,910)	$36,750

          Amortization expense was $11,830 in the six months ended June 30, 2006 and 2007. The amortization expense for the six months ended June 30, 2006 excludes $166 of amortization related to the Antara license as this amount is classified within discontinued operations in the accompanying consolidated statements of operations.

          Estimated annual amortization expense at June 30, 2007 for each of the five succeeding years is as follows:

Year ending December 31

Remainder of 2007	$10,694
2008	19,383
2009	2,333
2010	2,332
2011	2,008
Thereafter	—

Total	$36,750

8. Accrued Expenses

          Accrued expenses were comprised of the following:

	December 31, 2006	June 30, 2007
Product returns	$9,138	$11,247
Managed care, Medicaid and other commercial contractual program rebates	12,792	19,514
Brand marketing expenses	1,041	3,097
Sales team bonuses	6,274	5,489
Home office bonuses	8,509	7,053
Benefits	2,182	2,556
Coupon and debit card programs	596	1,461
Accrued interest	3,601	1,097
Inventory purchases	6,769	7,954
Distribution service fees	4,586	5,648
State income taxes	1,650	3,632
Severance	592	2,321
Other	6,170	8,269

Total	$63,900	$79,338

9. Debt

          As of December 31, 2006 and June 30, 2007, the Company's total debt outstanding consisted of the amounts set forth in the following table:

	December 31, 2006	June 30, 2007
Short-term borrowings and current portion of long-term debt:
Current portion of 2007 Term Loan	$—	$2,150
Current portion of First-Lien Term Loan	1,200	—

Total current debt	1,200	2,150
Long-term debt, less current portion:
2007 Term Loan	—	212,313
First-Lien Term Loan	111,718	—

Total long-term debt, less current portion	111,718	212,313

Total outstanding indebtedness	112,918	214,463

Less unamortized debt discount — Third-Lien Term Loan	(1,419)	—

Carrying amount of outstanding debt	$111,499	$214,463

First-Lien Term Loan

          On April 13, 2005 the Company entered into a first-lien loan and guaranty agreement (the "First-Lien Agreement") with Goldman Sachs Credit Partners L.P. as lender and the Bank of New York as administrative and collateral agent. The First-Lien Agreement provided for a term loan of

$120,000 (the "First-Lien Term Loan"). The Company incurred $8,475 and $2,944 in interest expense on outstanding borrowings on the First-Lien Term Loan during the six months ended June 30, 2006 and 2007, respectively.

          On March 9, 2007, the Company entered into a financing transaction which resulted in the repayment of all outstanding indebtedness as well as all accrued and unpaid interest on the First-Lien Term Loan. As a result, the Company incurred a charge of $5,749 consisting of a prepayment penalty of $4,517 and $1,232 relating to the write-off of the unamortized deferred financing fees and prepaid administrative agent fees associated with the First-Lien Term Loan. This charge is included in interest expense for the six months ended June 30, 2007. Additionally, the Company terminated two interest rate swap agreements with an aggregate notional amount of $58,000 resulting in a gain of $328, which is included in interest expense for the six months ended June 30, 2007.

Second-Lien Term Loan

          On April 13, 2005, the Company entered into a second-lien term loan and guaranty agreement (the "Second-Lien Agreement") with Goldman Sachs Credit Partners L.P. as lender and Silver Point Finance, LLC as administrative and collateral agent. The Second-Lien Agreement provided for a term loan of $30,000 (the "Second-Lien Term Loan"). In August 2006, the Company repaid all outstanding indebtedness as well as all accrued and unpaid interest on the Second-Lien Term Loan. The Company incurred $2,911 in interest expense on outstanding borrowings on the Second-Lien Loan during the six months ended June 30, 2006.

Third-Lien Term Loan

          On April 13, 2005 the Company entered into a third-lien loan and guaranty agreement (the "Third-Lien Agreement") with certain existing shareholders of the Company, as lenders, certain other lenders and Goldman Sachs Credit Partners L.P. as initial administrative and collateral agent. The Third-Lien Agreement provided for a term loan of $49,625 (the "Third-Lien Term Loan"). As of December 31, 2006 no amounts were outstanding under the Third-Lien Term Loan and $17,000 of undrawn commitments remained available for borrowing until December 30, 2007, unless earlier terminated. The Company incurred $2,906 in interest expense on outstanding borrowings on the Third-Lien Loan during the six months ended June 30, 2006.

          On March 9, 2007, the Company entered into a financing transaction which resulted in the termination of the remaining undrawn commitments on the Third-Lien Term Loan. As a result, the Company incurred a charge of $1,152 consisting of the write-off of the unamortized debt discount associated with the grant of detachable stock warrants in connection with the Third-Lien Loan. This charge is included in interest expense for the six months ended June 30, 2007.

          Based on the amounts received by the lenders to date (including, the 14% stated interest rate on the Third-Lien Loan, the 4% prepayment penalty received by the lenders upon the repayment of all outstanding borrowings in August 2006 and the intrinsic value of the initial warrants issued at the inception of the Third-Lien Term Loan on the termination date) no Additional Warrants were required to be issued by the Company upon termination of the Third-Lien Term Loan.

2007 Term Loan

          On March 9, 2007, (the "Closing Date") the Company entered into a credit and guaranty agreement (the "2007 Credit and Guaranty Agreement") with Goldman Sachs Credit Partners L.P., as lender, administrative agent, syndication agent and collateral agent. The 2007 Credit and Guaranty Agreement provides for a term loan in a principal amount not to exceed $215,000 (the "2007 Term Loan"), of which $170,000 was borrowed on the Closing Date and $45,000 was borrowed on June 5, 2007. Following the Closing Date, Goldman Sachs Credit Partners L.P. assigned all of its interest in the 2007 Term Loan to other lenders. The 2007 Term Loan matures on March 31, 2012 and is secured by a first priority security interest in substantially all of the assets of the Company, with the exception of the Company's accounts receivable and related assets, in which MLC maintains a first priority security interest under the 2004 Facility (and on which the 2007 Term Loan lenders have a second priority security interest). On the Closing Date a substantial portion of the proceeds from the 2007 Term Loan were used to repay the outstanding indebtedness, all accrued and unpaid interest and the related prepayment penalty under the First-Lien Term Loan as well as all transaction fees and expenses associated with securing the 2007 Credit and Guaranty Agreement. Additionally the $17,000 of undrawn commitments under the Third-Lien Term Loan were terminated. The excess proceeds from the 2007 Term Loan will be used for working capital and other general corporate purposes.

          Beginning on June 30, 2007, the Company is required to make quarterly principal payments equal to 0.25% of the total amount borrowed. The Company has the option to select the interest rate to be applied against its unpaid balance or a portion thereof based on either (i) LIBOR, adjusted for reserves if any, plus 3.25% (the "Applicable Margin") per annum (a "2007 Eurodollar Rate" loan) or (ii) the greater of the prime rate or the federal funds effective rate plus 0.5% plus 2.25% per annum (a "2007 Base Rate" loan). Additionally, when selecting a 2007 Eurodollar Rate loan the Company has the option of selecting an interest period of one, two, three or six months (or, with the consent of each participating lender, nine or twelve months) (the "Interest Period"). As of June 30, 2007, the Company has elected to pay interest at the three-month Eurodollar Rate (8.61% as of June 30, 2007). Interest is due and payable at the end of each Interest Period with respect to a 2007 Eurodollar Rate loan, with the exception of the six, nine or twelve month LIBOR option which is payable at the end of each three-month period, and quarterly for a 2007 Base Rate Loan. The Company incurred $5,088 in interest expense on outstanding borrowings on the 2007 Term Loan during the six months ended June 30, 2007.

          Should the Company voluntarily prepay the 2007 Term Loan, or a portion thereof, anytime prior to the first anniversary of the Closing Date, with the proceeds of new term loans having interest rate spreads that are lower than the interest spreads in the 2007 Term Loan, the Company shall pay to the lenders a call premium equal to 1% of the principal amount prepaid. Prepayments made subsequent to the first anniversary of the Closing Date through the termination of the 2007 Term Loan shall not be subject to any call premiums.

          The 2007 Credit & Guaranty Agreement also required that within 90 days of the Closing Date, the Company enter into one or more interest rate swaps or other hedging arrangements so that at least 40% of the Company's aggregate principal amount of outstanding indebtedness are subject to a fixed interest rate to protect against exposure to interest rate fluctuations. Effective June 7, 2007 the Company entered into six separate interest rate swap transactions with Goldman Sachs Capital Markets, L.P. having an aggregate notional value of $190,000. Pursuant to the interest rate swap agreements, the Company pays a fixed interest rate of 5.40% per annum with respect to swaps having an aggregate notional value of $100,000 and pays a fixed interest rate of 5.415% per annum with respect to the remainder of the swaps and receives a LIBOR-based floating rate. Interest rate swaps with an aggregate notional value of $100,000 mature on December 9, 2007 and the remainder of the swap agreements mature on March 31, 2012. As of June 30, 2007 the fixed interest rate coverage was 89% of the Company's outstanding debt.

          The 2007 Credit & Guaranty Agreement requires the Company to maintain compliance with certain financial and non-financial covenants. The agreement also contains additional covenants including limitations with respect to the incurrence of additional debt, investments, guarantees, the making of restricted payments, mergers and acquisitions, sales of assets, sales and lease-backs and transactions with affiliates. At June 30, 2007, the Company was in compliance with all covenants contained in the 2007 Term Loan.

          The Company incurred $4,707 in direct costs in connection with securing the 2007 Term Loan. Such costs were recorded by the Company as deferred financing fees and are included within the balance of prepaid expenses and other current assets and other long-term assets in the accompanying June 30, 2007 balance sheet and are being amortized to interest expense over the 61 month term of the 2007 Term Loan.

The 2004 Facility

          On August 19, 2004, the Company entered into an agreement for a revolving credit facility of $25,000 (the "2004 Facility") with Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc. ("MLC"), as agent and lender. On March 9, 2007, the Company and MLC agreed to amend the 2004 Facility. The amendment to the 2004 Facility extends the termination date for the facility to March 31, 2012 and increases the maximum amount available for borrowing to $40,000, subject to available collateral. Additionally the amendment reduced the interest rate on the 2004 Facility to one-month LIBOR plus 2.25% per annum, payable on a monthly basis and reduced the unused line fee to 0.42% per annum. As of December 31, 2006 and June 30, 2007, there were no amounts outstanding under the 2004 Facility and $25,000 and $28,047 available for borrowing.

          At June 30, 2007, the Company was in compliance with the covenants contained in the 2004 Facility.

10. Discontinued Operations

          In July 2006, the Company entered into an Asset Purchase Agreement with Oscient Pharmaceuticals Corporation ("Oscient") and Guardian II Acquisition Corporation, a wholly-owned subsidiary of Oscient, pursuant to which the Company agreed to sell the U.S. marketing rights to its Antara product line for $78,000. On August 18, 2006, the transaction was consummated with the Company receiving $78,000 for the product line as well as $4,376 for the carrying value of the

Antara inventory and samples on-hand as of the closing date. The proceeds from the sale were used to pay down a significant portion of the Company's outstanding indebtedness.

          The Antara product line had identifiable cash flows that were largely independent of the cash flows of the Company's other assets and liabilities. All net sales and direct costs associated with Antara as well as the gain on sale for both the current and prior periods are presented as discontinued operations in the accompanying financial statements. Summarized financial information for discontinued operations is as follows:

	Six months ended June 30,
	2006	2007
Total net revenues	$18,935	$—
Operating expenses	(8,210)	(39)

Net income (loss)	$10,725	$(39)

11. Separation Agreement

          Effective June 30, 2007, Dr. Ernest Mario, the Company's Chairman of the Board of Directors, terminated his employment with the Company and resigned as one of the Company's directors. In connection with his termination of employment, the Company entered into a separation agreement with Dr. Mario which provided for the following payments and benefits in lieu of payments due to him pursuant to the terms of his employment agreement with the Company:

  a)
  Cash payments of $1,250 payable in twenty-four equal installments, beginning on July 15, 2007;

  b)
  The assignment to the title to the Company's 3/16th NetJets fractional ownership interest to Dr. Mario by no later than August 15, 2007;

  c)
  A stock grant of 425,000 shares of the Company's common stock, which will be granted upon the earlier of January 31, 2009 or a transaction resulting in a change of control.

  d)
  In the event a transaction resulting in a change of control occurs prior to July 1, 2008, Dr. Mario will be entitled to receive a bonus equal to 1.0% of the net proceeds actually received by the Company's stockholders in connection with such liquidity event with respect to their capital stock; provided, that if such a liquidity event does not occur before July 1, 2008, Dr. Mario shall receive 333,000 shares of fully vested restricted common stock, which shares shall be transferable upon grant.

          Additionally, pursuant to the original terms of the options granted to Dr. Mario upon execution of his amended and restated employment agreement in November of 2005, the vesting with respect to 100,000 previously unvested stock options was accelerated such that these options became fully vested at June 30, 2007 and 749,936 outstanding options were modified so that they will remain exercisable until their respective expiration dates.

          In exchange for such payments and benefits, Dr. Mario forfeited 425,000 shares of the Company's restricted common stock issued to Dr. Mario pursuant to his employment agreement, executed a general release of all claims he may have had against the Company and agreed not to sue the Company with respect to any employment related matters. The Company is not obligated to make the payments described above if Dr. Mario breaches the agreement in any material way.

          As a result of the above, on June 30, 2007, the Company recognized a charge of $21,432 consisting of the $1,250 in cash compensation to be paid to Dr. Mario, $275 in employer taxes to be incurred as a result of the agreement, a $1,427 write-down of the Company's 3/16th NetJets fractional ownership interest, $18,192 in stock-based compensation expense with respect to the restricted share grants to be issued in (c) and (d) above and $5,179 in stock-based compensation expense with respect to the acceleration of vesting and modification of certain outstanding stock options held by Dr. Mario. The above charges were offset by the reversal of $4,891 of previously recognized compensation expense with respect to the forfeiture of the 425,000 shares of the Company's restricted common stock issued to Dr. Mario pursuant to his employment agreement. The above charges are recognized within General and Administrative Expense in the accompanying Consolidated Statement of Operations for the six months ended June 30, 2007.

12. Commitments and Contingencies

Legal Proceedings

          On January 26, 2006, the Office of Inspector General of the Department of Health and Human Services issued a subpoena duces tecum to the Company seeking the production of documents and materials related to, among other things, the marketing and pricing of identified pharmaceuticals manufactured by particular third parties. The Company initiated discussions with the government in connection with its investigation and cooperated fully in responding to the subpoena.

          The Company's production of documents and materials in response to the subpoena is complete and it is currently responding to periodic requests for information from the government.

          To date, no claims have been asserted against the Company, however if claims are asserted at a future date, which cannot be predicted or reasonably estimated at this time, the Company's business, financial condition, results of operations and cash flows could be materially adversely affected. Additionally, the government's continued investigation may result in a significant diversion of management's attention and resources, and an increase in professional fees.

          On November 8, 2006, and as amended in January 2007, Reliant received a Notice of Paragraph IV Certification (the "Notice") on behalf of Par Pharmaceutical, Inc. ("Par") which has filed an Abbreviated New Drug Application (ANDA) submitted under § 505(j) of the Federal Food, Drug and Cosmetic Act seeking approval to engage in the manufacture, use and sale of generic Propafenone HCl capsules, including generic 225 mg, 325 mg, and 425 mg Propafenone HCl capsules (which the Company manufactures and markets under the brand name Rythmol SR) prior to the expiration of the Company's U.S. Patent No. 5,681,588 (the "588 Patent"), which expires on October 28, 2014. On December 19, 2006, the Company brought suit against Par alleging infringement of the "588 patent under 35 U.S.C. Section 271(e)(2)(A). On January 26, 2007, the

Company filed an Amended Complaint. The Complaint and Amended Complaint seek, inter alia, a judgment that Par has infringed the "588 patent and that the effective date of approval of Par's ANDA shall not be earlier than the expiration of the "588 patent. On February 9, 2007, Par filed its Answer and Counterclaims. Par denies infringement, alleges that the "588 patent is invalid and unenforceable. The Company intends to vigorously defend and protect its intellectual property interests. In addition, the Company is also aware of a published United States Patent Application, filed by a third party, relating to sustained release capsules for oral administration containing propafenone hydrochloride.

          In addition to the matters described above, the Company is involved in various legal proceedings and other regulatory matters arising out of the normal course of business. At June 30, 2007, the Company does not believe that any of these proceedings would have a material adverse effect on the Company's financial position, results of operations or cash flows.

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

          Through and including                          , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                          Shares

Reliant Pharmaceuticals, Inc.

Common Stock

Goldman, Sachs & Co.

Merrill Lynch & Co.

JPMorgan

Banc of America Securities LLC

Lazard Capital Markets

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

          The following table sets forth the various expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee and NASD filing fee.

SEC registration fee		$12,280
NASD filing fee		40,500
New York Stock Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		*

Total	$	*

*
To be filed by amendment

Item 14. Indemnification of Directors and Officers.

          Reliant Pharmaceuticals, Inc. is a Delaware corporation. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit, or proceeding, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A similar standard of care is applicable in the case of actions by or in the right of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action was brought determines that, despite the adjudication of liability but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses that the Delaware Court of Chancery or other court shall deem proper.

          Section 102(b)(7) of the Delaware General Corporation Law provides that a Delaware corporation may in its certificate of incorporation or an amendment thereto eliminate or limit the personal liability of a director to a corporation or its stockholders for monetary damages for violations of the director's fiduciary duty of care, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify and advance expenses to our directors, officers and employees to the fullest extent permitted by Delaware law in connection with any threatened, pending or completed action, suit or proceeding to which such person was or is a party or is threatened to be made a party by reason of the fact that he or she is or was our director, officer or employee, or is or was serving at our request as a director, officer, employee or agent of another corporation or enterprise. In addition, members of our board of directors and compensation committee are also indemnified for actions under our 2004 Equity Incentive Plan.

          We currently have directors' and officers' liability insurance policy to insure our directors and officers against liability for actions or omissions occurring in their capacity as a director or officer, subject to certain exclusions and limitations.

Item 15. Recent Sales of Unregistered Securities.

          The following is a summary of our sales of securities during the past three years that were not registered under the Securities Act of 1933, as amended:

          On September 27, 2004, we issued 17,500 Series D Preferred Stock to an accredited investor at a purchase price of $20.00 per share for aggregate consideration of $350,000.

          On April 13, 2005, we issued warrants to purchase 620,313 shares of our common stock at an exercise price of $20.00 per share to a group of 15 accredited investors in connection with our $49,625,000 third-lien term loan credit facility.

          From August 1, 2004 through August 31, 2007, we issued options to purchase an aggregate of 3,228,500 shares of common stock to employees, officers and directors at a weighted average exercise price of $20.31 per share pursuant to the Reliant Pharmaceuticals, Inc. 2004 Equity Incentive Plan. During this time, we also issued an aggregate of 21,977 shares of our common stock upon the exercise of options previously issued pursuant to the Reliant Pharmaceuticals, LLC Equity Incentive Plan or the Reliant Pharmaceuticals, Inc. 2004 Equity Incentive Plan.

          From March 5, 2007 to August 31, 2007, we issued options to purchase an aggregate of 1,388,900 shares of common stock to employees and officers at a weighted average exercise price of $22.12 per share pursuant to the Reliant Pharmaceuticals, Inc. 2007 Incentive Award Plan. We have issued no shares of our common stock upon the exercise of options previously issued pursuant to the Reliant Pharmaceuticals, Inc. 2007 Incentive Award Plan.

          On November 15, 2005, we issued 425,000 shares of our common stock to an officer, which were subsequently forfeited. On January 3, 2006, we issued 95,500 shares of our common stock to certain employees. On April 15, 2006, we issued an aggregate of 81,000 shares of common stock to our directors. On July 1, 2006, we issued an aggregate of 51,000 shares of common stock to our directors. On February 14, 2007, we issued 200,000 shares of common stock to one officer. On May 1, 2007, we issued an aggregate of 20,000 shares of common stock to two employees. On July 25, 2007, we issued an aggregate of 60,000 shares of common stock to our directors.

          The issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, Rule 506 of Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The purchasers of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution of the securities, and appropriate legends were affixed to the share certificates and instruments issued in such transactions.

          There were no underwriters employed in connection with any of the transactions set forth in Item 15.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement
2.2†‡**	Asset Purchase Agreement, dated as of June 24, 2005, between Reliant Pharmaceuticals, Inc. and Braintree Laboratories, Inc.
2.3†‡**	Asset Purchase Agreement, dated as of July 21, 2006, among Reliant Pharmaceuticals, Inc., Guardian II Acquisition Corporation and Oscient Pharmaceuticals Corporation
3.1**	Form of Amended and Restated Certificate of Incorporation of Reliant Pharmaceuticals, Inc. (to be in effect upon the consummation of this offering)
3.2**	Form of Amended and Restated Bylaws of Reliant Pharmaceuticals, Inc. (to be in effect upon the consummation of this offering)
4.1	Specimen Common Stock Certificate
4.2**	Second Amended and Restated Registration Rights Agreement, dated as of September 25, 2003
4.2(a)**	Amendment No. 1, dated as of May 13, 2005, to Second Amended and Restated Registration Rights Agreement, dated as of September 25, 2003
4.3**	Form of Common Stock Purchase Warrant, effective as of April 13, 2005
5.1*	Opinion of Latham & Watkins LLP
10.1**	Reliant Pharmaceuticals, Inc. 2004 Equity Incentive Plan
10.1(a)**	Amendment No. 1 to Reliant Pharmaceuticals, Inc. 2004 Equity Incentive Plan
10.1(b)**	Amendment No. 2 to Reliant Pharmaceuticals, Inc. 2004 Equity Incentive Plan
10.1(c)**	Form of Option Agreement for employees under 2004 Equity Incentive Plan
10.1(d)**	Form of Option Agreement for directors under 2004 Equity Incentive Plan
10.1(e)**	Form of Restricted Stock Agreement for employees under 2004 Equity Incentive Plan
10.2**	Reliant Pharmaceuticals, Inc. 2007 Incentive Award Plan
10.2(a)**	Form of Option Agreement for employees under 2007 Incentive Award Plan
10.2(b)**	Form of Restricted Stock Agreement for directors under 2007 Incentive Award Plan
10.3**	Reliant Pharmaceuticals, Inc. Executive Bonus Plan
10.4**	Amended and Restated Reliant Pharmaceuticals, Inc. Stock Appreciation Rights Plan
10.4(a)**	Form of Stock Appreciation Rights Agreement
10.5**	Reliant Pharmaceuticals, LLC Equity Incentive Plan

10.5(a)**	Unanimous Written Consent of Board of Managers of Reliant Pharmaceuticals, LLC, dated November 13, 2001, amending the Reliant Pharmaceuticals, LLC Equity Incentive Plan
10.5(b)**	Unanimous Written Consent of the Board of Managers of Reliant Pharmaceuticals, LLC, dated April 29, 2002, amending the Reliant Pharmaceuticals, LLC Equity Incentive Plan, as amended
10.5(c)**	Written Consent of the Board of Managers of Reliant Pharmaceuticals, LLC, dated September 24, 2002, amending the Reliant Pharmaceuticals, LLC Equity Incentive Plan, as amended
10.5(d)**	Unanimous Written Consent of the Board of Directors of Reliant Pharmaceuticals, Inc., dated April 1, 2004, amending the Reliant Pharmaceuticals, LLC Equity Incentive Plan, as amended
10.6**	Amended and Restated Employment Agreement, dated as of November 15, 2005 between Reliant Pharmaceuticals, Inc. and Ernest Mario, Ph.D
10.7**	Employment Agreement, dated as of January 15, 2007 between Reliant Pharmaceuticals, Inc. and Bradley T. Sheares, Ph.D.
10.8**	Letter, dated as of January 17, 2005, from Reliant Pharmaceuticals, Inc. to Joseph Zakrzewski
10.9**	Letter, dated as of January 1, 2005, from Reliant Pharmaceuticals, Inc. to Robert R. Ferguson
10.10**	Letter, dated as of March 30, 2005, from Reliant Pharmaceuticals, Inc. to Steven B. Ketchum
10.11**	Letter, dated as of September 23, 2003, from Reliant Pharmaceuticals, LLC to James R. Butler
10.12**	Letter, dated as of March 30, 2007, from Reliant Pharmaceuticals, Inc. to Eric P. Pomerantz
10.13**	Consulting Agreement, effective as of October 1, 2006, between Reliant Pharmaceuticals, Inc. and James R. Butler
10.14**	Change of Control Agreement, dated as of March 19, 2002, between Reliant Pharmaceuticals, LLC and Vincent Angotti
10.14(a)**	Amendment No. 1, dated as of April 25, 2003, to Change of Control Agreement between Reliant Pharmaceuticals, LLC and Vincent Angotti
10.15**	Letter dated as of July 28, 2006 from Reliant Pharmaceuticals, Inc. to Joe Zakrzewski
10.16**	Letter dated as of July 28, 2006 from Reliant Pharmaceuticals, Inc. to Bob Ferguson
10.17**	Letter dated as of July 28, 2006 from Reliant Pharmaceuticals, Inc. to Vince Angotti
10.18**	Letter dated as of July 28, 2006 from Reliant Pharmaceuticals, Inc. to Steve Ketchum
10.19**	Restricted Unit Agreement, dated as of April 28, 2003, between Reliant Pharmaceuticals, LLC and Ernest Mario, Ph.D.

10.20**	Restricted Unit Agreement, dated as of June 25, 2003, between Reliant Pharmaceuticals, LLC and Ernest Mario, Ph.D.
10.21**	Restricted Unit Agreement, dated as of December 31, 2003, between Reliant Pharmaceuticals, LLC and Ernest Mario, Ph.D.
10.22**	Option Agreement, dated as of December 17, 2003, between Reliant Pharmaceuticals, LLC and Ernest Mario, Ph.D.
10.23**	Restricted Stock Agreement, dated as of November 15, 2005, between Reliant Pharmaceuticals, Inc. and Ernest Mario, Ph.D.
10.23(a)**	Amendment to Restricted Stock Agreement, dated as of June 6, 2006, between Reliant Pharmaceuticals, Inc. and Ernest Mario, Ph.D.
10.23(b)**	Amendment No. 2 to Restricted Stock Agreement, dated as of December 17, 2006, between Reliant Pharmaceuticals, Inc. and Ernest Mario, Ph.D.
10.24**	Stock Option Agreement, dated as of November 15, 2005, Reliant Pharmaceuticals, Inc. and Ernest Mario, Ph.D.
10.25**	Stock Option Agreement, dated as of February 14, 2007, between Reliant Pharmaceuticals, Inc. and Bradley T. Sheares, Ph.D.
10.26**	Stock Option Agreement (Super-performance Option), dated as of February 14, 2007, between Reliant Pharmaceuticals, Inc. and Bradley T. Sheares, Ph.D.
10.27**	Restricted Stock Agreement, dated as of February 14, 2007, between Reliant Pharmaceuticals, Inc. and Bradley T. Sheares, Ph.D.
10.28**	Separation Agreement, dated as of March 20, 2007, between Reliant Pharmaceuticals, Inc. and Joseph Zakrzewski
10.28(a)**	Letter Agreement, dated as of March 30, 2007 between Reliant Pharmaceuticals, Inc. and Joseph Zakrzewski regarding Amendment to Section 11 of Separation Agreement
10.29**	Secured Promissory Note, dated as of May 11, 2001, made by Vincent Angotti in favor of Reliant Pharmaceuticals, LLC
10.29(a)**	First Amendment, dated as of December 29, 2005, to Secured Promissory Note made by Vincent Angotti in favor of Reliant Pharmaceuticals, Inc. (as successor to Reliant Pharmaceuticals, LLC)
10.29(b)**	Second Amendment, dated as of March 29, 2007, to Secured Promissory Note made by Vincent Angotti in favor of Reliant Pharmaceuticals, Inc. (as successor to Reliant Pharmaceuticals, LLC)
10.30**	Collateral Assignment, dated as of May 9, 2001, between Vincent Angotti and Reliant Pharmaceuticals, LLC
10.31**
Credit and Guarantee Agreement, dated as of March 9, 2007, among Reliant Pharmaceuticals, Inc., certain subsidiaries of Reliant Pharmaceuticals, Inc., various lenders party thereto, and Goldman Sachs Credit Partners L.P.
10.32**
Credit Agreement, dated as of August 19, 2004, between Reliant Pharmaceuticals, Inc., the financial institutions from time to time parties thereto and Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc.

10.32(a)**
First Amendment to Credit Agreement, dated as of October 20, 2004, between Reliant Pharmaceuticals, Inc., the financial institutions from time to time parties thereto, Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., and each Credit Party (as defined therein) party thereto
10.32(b)**
Second Amendment to Credit Agreement, dated as of April 13, 2005 between Reliant Pharmaceuticals, Inc., the financial institutions from time to time parties thereto, Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., and each Credit Party (as defined therein) party thereto
10.32(c)**
Third Amendment to Credit Agreement, dated as of March 9, 2007 between Reliant Pharmaceuticals, Inc., the financial institutions from time to time parties thereto, Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., and each Credit Party (as defined therein) party thereto
10.33**	Agreement of Lease, dated as of February 5, 2001, between The Realty Associates Fund V, L.P. and Reliant Pharmaceuticals, LLC
10.33(a)**	First Amendment to Agreement of Lease, dated as of November 5, 2003, between The Realty Associates Fund V, L.P. and Reliant Pharmaceuticals, LLC
10.33(b)**	Second Amendment to Agreement of Lease, dated as of October 7, 2004, between The Realty Associates Fund V, L.P. and Reliant Pharmaceuticals, Inc. (as successor to Reliant Pharmaceuticals, LLC)
10.34†**	Supply Agreement, dated as of September 23, 2003, between Reliant Pharmaceuticals, LLC and Austin Shasun, LLC
10.35†**	Exclusive Sublicense Agreement, dated as of March 11, 2003, between Reliant Pharmaceuticals, LLC and Novartis AG
10.36†**	Supply and Packaging Agreement, dated as of March 19, 2004, between Reliant Pharmaceuticals, LLC and Novartis Consumer Health, Inc.
10.36(a)†**	Amendment No. 1 to Packaging Agreement, dated as of February 23, 2006, between Reliant Pharmaceuticals, Inc. and Novartis Consumer Health, Inc.
10.37†**	License and Supply Agreement, dated as of August 9, 2004, between Reliant Pharmaceuticals, Inc. and Pronova BioPharma Norge AS (f/k/a Pronova Biocare A.S.)
10.37(a)**	Side Letter Agreement, dated as of August 23, 2004, between Reliant Pharmaceuticals, Inc. and Pronova BioPharma Norge AS (f/k/a Pronova Biocare A.S.)
10.37(b)†**	Amendment No. 1 to License and Supply Agreement, dated as of November 19, 2004, between Reliant Pharmaceuticals, Inc. and Pronova BioPharma Norge AS (f/k/a Pronova Biocare A.S.)
10.37(c)**	Amendment No. 2 to License and Supply Agreement, dated as of March 27, 2006, between Reliant Pharmaceuticals, Inc. and Pronova BioPharma Norge AS (f/k/a Pronova Biocare A.S.)
10.38†**	Manufacturing Agreement, dated as of December 3, 2003, between Reliant Pharmaceuticals, LLC and Abbott GmbH & Co. KG

10.38(a)†**
Amendment No. 1, dated as of February 8, 2005, to the Manufacturing Agreement, dated December 3, 2003, between Reliant Pharmaceuticals, Inc. (as successor to Reliant Pharmaceuticals, LLC) and Abbott GmbH & Co. KG
10.38(b)†**	Amendment No. 2, dated as of December 20, 2005, to the Manufacturing Agreement, dated December 3, 2003, between Reliant Pharmaceuticals, Inc. and Abbott GmbH & Co. KG
10.39†**	Development, License and Supply Agreement, dated as of January 27, 2000, between Reliant Pharmaceuticals, Inc. and Eurand America, Inc.
10.39(a)†**
Amendment No. 1, dated as of February 5, 2003, to the Development, License and Supply Agreement, dated as of January 27, 2000, between Reliant Pharmaceuticals, LLC (f/k/a Reliant Pharmaceuticals, Inc.) and Eurand America, Inc.
10.40†	Amended and Restated Manufacturing and Packaging Agreement, dated as of March 9, 2007, between Cardinal Health PTS, LLC and Reliant Pharmaceuticals, Inc.
10.41†**	Manufacturing Services Agreement, dated as of April 6, 2004, between Reliant Pharmaceuticals, Inc. and Patheon Pharmaceuticals, Inc.
10.42†**	Amended and Restated Promotion Agreement, dated as of April 5, 2005, between Reliant Pharmaceuticals, Inc. and Novartis Pharmaceuticals Corporation
10.43†**	Master Services Agreement, dated as of December 11, 2001, between Reliant Pharmaceuticals, LLC and PPD Development, LP, successor in interest to PPD Development, LLC, as amended
10.44†**	Services Agreement, dated as of February 12, 2001, between Reliant Pharmaceuticals, Inc. and ATP, LLC, d/b/a PPD Medical Communications, as amended
10.45†**	Medical Letter Writing Services Agreement, dated as of December 18, 2000, between Reliant Pharmaceuticals, Inc. and ATP LLC, d/b/a PPD Medical Communications, as amended
10.46†**	Product Safety/Pharmacovigilance Services (PSPV) Agreement, dated as of February 25, 2003, between Reliant Pharmaceuticals, LLC and ATP, LLC, d/b/a PPD Medical Communications, as amended
10.47**	Amended and Restated Distribution Agreement, dated as of January 1, 2007, between Reliant Pharmaceuticals, Inc. and Priority Healthcare Distribution, Inc.
10.48†**	Packaging Agreement, dated as of October 30, 2002, between Reliant Pharmaceuticals, LLC and Cardinal Health PTS, LLC
10.48(a)**	First Amendment to Packaging Agreement, dated as of May 10, 2005, between Reliant Pharmaceuticals, Inc. (successor in interest to Reliant Pharmaceuticals, LLC) and Cardinal Health PTS, LLC
10.49**	Letter, dated as of March 30, 2007, from Reliant Pharmaceuticals, Inc. to Peter Garrambone
10.50**	Separation Agreement, dated as of June 28, 2007, between Reliant Pharmaceuticals, Inc. and Ernest Mario, Ph.D.
10.51**	Separation Agreement, dated as of January 31, 2006 between Reliant Pharmaceuticals, Inc. and Stefan Aigner, M.D.

10.52**	Third-Lien Loan and Guaranty Agreement, dated as of April 13, 2005, among Reliant Pharmaceuticals, Inc., certain subsidiaries of Reliant Pharmaceuticals, various lenders and Goldman Sachs Credit Partners L.P.
10.52(a)**	Letter Agreement, dated as of April 13, 2005, among Reliant Pharmaceuticals, Inc., the lenders party to the Third-Lien Loan and Guaranty Agreement and Goldman Sachs Credit Partners L.P.
10.53**	Agreement and Plan of Merger, dated as of April 12, 2004, between Reliant Pharmaceuticals, Inc. and Versant Reliant Corporation
10.54†**	Distribution Services Agreement, dated as of February 1, 2005, by and between Reliant Pharmaceuticals, Inc. and Cardinal Health
10.54(a)†**	Amendment to Distribution Services Agreement, dated as of March 1, 2005, by and between Reliant Pharmaceuticals, Inc. and Cardinal Health
10.55†**	Core Distribution Agreement, dated as of January 1, 2005, by and between Reliant Pharmaceuticals, Inc. and McKesson Corporation
10.56**	Consulting Agreement, dated as of July 1, 2007, between Reliant Pharmaceuticals, Inc. and Lionel Carnot
10.57	Letter Agreement, dated as of September 25, 2003, between Reliant Pharmaceuticals, LLC and Invemed Catalyst Fund, L.P.
10.58	Amended and Restated Reliant Pharmaceuticals, Inc. Unit Appreciation Rights Plan
10.59†*	Services Agreement, dated as of January 31, 2005, between Reliant Pharmaceuticals, Inc. and PPD Development, LP (successor in interest to PPD Development, LLC), as amended
21.1**	List of Subsidiaries
23.1	Consent of Ernst & Young LLP
23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
99.1**	Packaging Insert for Lovaza
99.2**	Packaging Insert for DynaCirc CR
99.3**	Packaging Insert for Rythmol SR
99.4**	Packaging Insert for InnoPran XL

*
To be filed by amendment

**
Previously filed

†
Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 406 under the Securities Act, which portions are omitted and filed separately with the Securities and Exchange Commission.

‡
All schedules to this Exhibit are not material and have been omitted in reliance on Item 601(b)(2) of Regulation S-K. We agree to furnish supplementally a copy of any ommitted schedule to the Securities and Exchange Commission upon request.

Item 17. Undertakings.

          The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          The undersigned Registrant hereby undertakes that:

            (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective;

            (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Liberty Corner, Township of Bernards, State of New Jersey, on October 1, 2007.

Reliant Pharmaceuticals, Inc.
By:
* Bradley T. Sheares, Ph.D. Chief Executive Officer

          Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities approved on the 1st day of October, 2007.

Signature	Title

* Bradley T. Sheares, Ph.D.	Chief Executive Officer (Principal Executive Officer)
/s/ ROBERT R. FERGUSON III Robert R. Ferguson III	Chief Financial Officer (Principal Accounting and Financial Officer)
* Fred B. Craves, Ph.D.	Director
* Mark S. Hoplamazian	Director
* Margaret Jordan	Director
* William E. Mayer	Director
* David V. Milligan, Ph.D.	Director
* Richard Pops	Director

* Michael A. Rocca	Director
* James C. Smith	Director
* Michael B. Solomon	Director
* August M. Watanabe, M.D.	Director
* By:	/s/ ROBERT R. FERGUSON III As Attorney-in-Fact

Exhibit Index

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement
2.2†‡**	Asset Purchase Agreement, dated as of June 24, 2005, between Reliant Pharmaceuticals, Inc. and Braintree Laboratories, Inc.
2.3†‡**	Asset Purchase Agreement, dated as of July 21, 2006, among Reliant Pharmaceuticals, Inc., Guardian II Acquisition Corporation and Oscient Pharmaceuticals Corporation
3.1**	Form of Amended and Restated Certificate of Incorporation of Reliant Pharmaceuticals, Inc. (to be in effect upon the consummation of this offering)
3.2**	Form of Amended and Restated Bylaws of Reliant Pharmaceuticals, Inc. (to be in effect upon the consummation of this offering)
4.1	Specimen Common Stock Certificate
4.2**	Second Amended and Restated Registration Rights Agreement, dated as of September 25, 2003
4.2(a)**	Amendment No. 1, dated as of May 13, 2005, to Second Amended and Restated Registration Rights Agreement, dated as of September 25, 2003
4.3**	Form of Common Stock Purchase Warrant, effective as of April 13, 2005
5.1*	Opinion of Latham & Watkins LLP
10.1**	Reliant Pharmaceuticals, Inc. 2004 Equity Incentive Plan
10.1(a)**	Amendment No. 1 to Reliant Pharmaceuticals, Inc. 2004 Equity Incentive Plan
10.1(b)**	Amendment No. 2 to Reliant Pharmaceuticals, Inc. 2004 Equity Incentive Plan
10.1(c)**	Form of Option Agreement for employees under 2004 Equity Incentive Plan
10.1(d)**	Form of Option Agreement for directors under 2004 Equity Incentive Plan
10.1(e)**	Form of Restricted Stock Agreement for employees under 2004 Equity Incentive Plan
10.2**	Reliant Pharmaceuticals, Inc. 2007 Incentive Award Plan
10.2(a)**	Form of Option Agreement for employees under 2007 Incentive Award Plan
10.2(b)**	Form of Restricted Stock Agreement for directors under 2007 Incentive Award Plan
10.3**	Reliant Pharmaceuticals, Inc. Executive Bonus Plan
10.4**	Amended and Restated Reliant Pharmaceuticals, Inc. Stock Appreciation Rights Plan
10.4(a)**	Form of Stock Appreciation Rights Agreement
10.5**	Reliant Pharmaceuticals, LLC Equity Incentive Plan
10.5(a)**	Unanimous Written Consent of Board of Managers of Reliant Pharmaceuticals, LLC, dated November 13, 2001, amending the Reliant Pharmaceuticals, LLC Equity Incentive Plan
10.5(b)**	Unanimous Written Consent of the Board of Managers of Reliant Pharmaceuticals, LLC, dated April 29, 2002, amending the Reliant Pharmaceuticals, LLC Equity Incentive Plan, as amended

10.5(c)**	Written Consent of the Board of Managers of Reliant Pharmaceuticals, LLC, dated September 24, 2002, amending the Reliant Pharmaceuticals, LLC Equity Incentive Plan, as amended
10.5(d)**	Unanimous Written Consent of the Board of Directors of Reliant Pharmaceuticals, Inc., dated April 1, 2004, amending the Reliant Pharmaceuticals, LLC Equity Incentive Plan, as amended
10.6**	Amended and Restated Employment Agreement, dated as of November 15, 2005 between Reliant Pharmaceuticals, Inc. and Ernest Mario, Ph.D
10.7**	Employment Agreement, dated as of January 15, 2007 between Reliant Pharmaceuticals, Inc. and Bradley T. Sheares, Ph.D.
10.8**	Letter, dated as of January 17, 2005, from Reliant Pharmaceuticals, Inc. to Joseph Zakrzewski
10.9**	Letter, dated as of January 1, 2005, from Reliant Pharmaceuticals, Inc. to Robert R. Ferguson
10.10**	Letter, dated as of March 30, 2005, from Reliant Pharmaceuticals, Inc. to Steven B. Ketchum
10.11**	Letter, dated as of September 23, 2003, from Reliant Pharmaceuticals, LLC to James R. Butler
10.12**	Letter, dated as of March 30, 2007, from Reliant Pharmaceuticals, Inc. to Eric P. Pomerantz
10.13**	Consulting Agreement, effective as of October 1, 2006, between Reliant Pharmaceuticals, Inc. and James R. Butler
10.14**	Change of Control Agreement, dated as of March 19, 2002, between Reliant Pharmaceuticals, LLC and Vincent Angotti
10.14(a)**	Amendment No. 1, dated as of April 25, 2003, to Change of Control Agreement between Reliant Pharmaceuticals, LLC and Vincent Angotti
10.15**	Letter dated as of July 28, 2006 from Reliant Pharmaceuticals, Inc. to Joe Zakrzewski
10.16**	Letter dated as of July 28, 2006 from Reliant Pharmaceuticals, Inc. to Bob Ferguson
10.17**	Letter dated as of July 28, 2006 from Reliant Pharmaceuticals, Inc. to Vince Angotti
10.18**	Letter dated as of July 28, 2006 from Reliant Pharmaceuticals, Inc. to Steve Ketchum
10.19**	Restricted Unit Agreement, dated as of April 28, 2003, between Reliant Pharmaceuticals, LLC and Ernest Mario, Ph.D.
10.20**	Restricted Unit Agreement, dated as of June 25, 2003, between Reliant Pharmaceuticals, LLC and Ernest Mario, Ph.D.
10.21**	Restricted Unit Agreement, dated as of December 31, 2003, between Reliant Pharmaceuticals, LLC and Ernest Mario, Ph.D.
10.22**	Option Agreement, dated as of December 17, 2003, between Reliant Pharmaceuticals, LLC and Ernest Mario, Ph.D.
10.23**	Restricted Stock Agreement, dated as of November 15, 2005, between Reliant Pharmaceuticals, Inc. and Ernest Mario, Ph.D.

10.23(a)**	Amendment to Restricted Stock Agreement, dated as of June 6, 2006, between Reliant Pharmaceuticals, Inc. and Ernest Mario, Ph.D.
10.23(b)**	Amendment No. 2 to Restricted Stock Agreement, dated as of December 17, 2006, between Reliant Pharmaceuticals, Inc. and Ernest Mario, Ph.D.
10.24**	Stock Option Agreement, dated as of November 15, 2005, Reliant Pharmaceuticals, Inc. and Ernest Mario, Ph.D.
10.25**	Stock Option Agreement, dated as of February 14, 2007, between Reliant Pharmaceuticals, Inc. and Bradley T. Sheares, Ph.D.
10.26**	Stock Option Agreement (Super-performance Option), dated as of February 14, 2007, between Reliant Pharmaceuticals, Inc. and Bradley T. Sheares, Ph.D.
10.27**	Restricted Stock Agreement, dated as of February 14, 2007, between Reliant Pharmaceuticals, Inc. and Bradley T. Sheares, Ph.D.
10.28**	Separation Agreement, dated as of March 20, 2007, between Reliant Pharmaceuticals, Inc. and Joseph Zakrzewski
10.28(a)**	Letter Agreement, dated as of March 30, 2007 between Reliant Pharmaceuticals, Inc. and Joseph Zakrzewski regarding Amendment to Section 11 of Separation Agreement
10.29**	Secured Promissory Note, dated as of May 11, 2001, made by Vincent Angotti in favor of Reliant Pharmaceuticals, LLC
10.29(a)**	First Amendment, dated as of December 29, 2005, to Secured Promissory Note made by Vincent Angotti in favor of Reliant Pharmaceuticals, Inc. (as successor to Reliant Pharmaceuticals, LLC)
10.29(b)**	Second Amendment, dated as of March 29, 2007, to Secured Promissory Note made by Vincent Angotti in favor of Reliant Pharmaceuticals, Inc. (as successor to Reliant Pharmaceuticals, LLC)
10.30**	Collateral Assignment, dated as of May 9, 2001, between Vincent Angotti and Reliant Pharmaceuticals, LLC
10.31**
Credit and Guarantee Agreement, dated as of March 9, 2007, among Reliant Pharmaceuticals, Inc., certain subsidiaries of Reliant Pharmaceuticals, Inc., various lenders party thereto, and Goldman Sachs Credit Partners L.P.
10.32**
Credit Agreement, dated as of August 19, 2004, between Reliant Pharmaceuticals, Inc., the financial institutions from time to time parties thereto and Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc.
10.32(a)**
First Amendment to Credit Agreement, dated as of October 20, 2004, between Reliant Pharmaceuticals, Inc., the financial institutions from time to time parties thereto, Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., and each Credit Party (as defined therein) party thereto
10.32(b)**
Second Amendment to Credit Agreement, dated as of April 13, 2005 between Reliant Pharmaceuticals, Inc., the financial institutions from time to time parties thereto, Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., and each Credit Party (as defined therein) party thereto
10.32(c)**
Third Amendment to Credit Agreement, dated as of March 9, 2007 between Reliant Pharmaceuticals, Inc., the financial institutions from time to time parties thereto, Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services Inc., and each Credit Party (as defined therein) party thereto

10.33**	Agreement of Lease, dated as of February 5, 2001, between The Realty Associates Fund V, L.P. and Reliant Pharmaceuticals, LLC
10.33(a)**	First Amendment to Agreement of Lease, dated as of November 5, 2003, between The Realty Associates Fund V, L.P. and Reliant Pharmaceuticals, LLC
10.33(b)**	Second Amendment to Agreement of Lease, dated as of October 7, 2004, between The Realty Associates Fund V, L.P. and Reliant Pharmaceuticals, Inc. (as successor to Reliant Pharmaceuticals, LLC)
10.34†**	Supply Agreement, dated as of September 23, 2003, between Reliant Pharmaceuticals, LLC and Austin Shasun, LLC
10.35†**	Exclusive Sublicense Agreement, dated as of March 11, 2003, between Reliant Pharmaceuticals, LLC and Novartis AG
10.36†**	Supply and Packaging Agreement, dated as of March 19, 2004, between Reliant Pharmaceuticals, LLC and Novartis Consumer Health, Inc.
10.36(a)†**	Amendment No. 1 to Packaging Agreement, dated as of February 23, 2006, between Reliant Pharmaceuticals, Inc. and Novartis Consumer Health, Inc.
10.37†**	License and Supply Agreement, dated as of August 9, 2004, between Reliant Pharmaceuticals, Inc. and Pronova BioPharma Norge AS (f/k/a Pronova Biocare A.S.)
10.37(a)**	Side Letter Agreement, dated as of August 23, 2004, between Reliant Pharmaceuticals, Inc. and Pronova BioPharma Norge AS (f/k/a Pronova Biocare A.S.)
10.37(b)†**	Amendment No. 1 to License and Supply Agreement, dated as of November 19, 2004, between Reliant Pharmaceuticals, Inc. and Pronova BioPharma Norge AS (f/k/a Pronova Biocare A.S.)
10.37(c)**	Amendment No. 2 to License and Supply Agreement, dated as of March 27, 2006, between Reliant Pharmaceuticals, Inc. and Pronova BioPharma Norge AS (f/k/a Pronova Biocare A.S.)
10.38†**	Manufacturing Agreement, dated as of December 3, 2003, between Reliant Pharmaceuticals, LLC and Abbott GmbH & Co. KG
10.38(a)†**
Amendment No. 1, dated as of February 8, 2005, to the Manufacturing Agreement, dated December 3, 2003, between Reliant Pharmaceuticals, Inc. (as successor to Reliant Pharmaceuticals, LLC) and Abbott GmbH & Co. KG
10.38(b)†**	Amendment No. 2, dated as of December 20, 2005, to the Manufacturing Agreement, dated December 3, 2003, between Reliant Pharmaceuticals, Inc. and Abbott GmbH & Co. KG
10.39†**	Development, License and Supply Agreement, dated as of January 27, 2000, between Reliant Pharmaceuticals, Inc. and Eurand America, Inc.
10.39(a)†**
Amendment No. 1, dated as of February 5, 2003, to the Development, License and Supply Agreement, dated as of January 27, 2000, between Reliant Pharmaceuticals, LLC (f/k/a Reliant Pharmaceuticals, Inc.) and Eurand America, Inc.
10.40†	Amended and Restated Manufacturing and Packaging Agreement, dated as of March 9, 2007, between Cardinal Health PTS, LLC and Reliant Pharmaceuticals, Inc.
10.41†**	Manufacturing Services Agreement, dated as of April 6, 2004, between Reliant Pharmaceuticals, Inc. and Patheon Pharmaceuticals, Inc.

10.42†**	Amended and Restated Promotion Agreement, dated as of April 5, 2005, between Reliant Pharmaceuticals, Inc. and Novartis Pharmaceuticals Corporation
10.43†**	Master Services Agreement, dated as of December 11, 2001, between Reliant Pharmaceuticals, LLC and PPD Development, LP, successor in interest to PPD Development, LLC, as amended
10.44†**	Services Agreement, dated as of February 12, 2001, between Reliant Pharmaceuticals, Inc. and ATP, LLC, d/b/a PPD Medical Communications, as amended
10.45†**	Medical Letter Writing Services Agreement, dated as of December 18, 2000, between Reliant Pharmaceuticals, Inc. and ATP LLC, d/b/a PPD Medical Communications, as amended
10.46†**	Product Safety/Pharmacovigilance Services (PSPV) Agreement, dated as of February 25, 2003, between Reliant Pharmaceuticals, LLC and ATP, LLC, d/b/a PPD Medical Communications, as amended
10.47**	Amended and Restated Distribution Agreement, dated as of January 1, 2007, between Reliant Pharmaceuticals, Inc. and Priority Healthcare Distribution, Inc.
10.48†**	Packaging Agreement, dated as of October 30, 2002, between Reliant Pharmaceuticals, LLC and Cardinal Health PTS, LLC
10.48(a)**	First Amendment to Packaging Agreement, dated as of May 10, 2005, between Reliant Pharmaceuticals, Inc. (successor in interest to Reliant Pharmaceuticals, LLC) and Cardinal Health PTS, LLC
10.49**	Letter, dated as of March 30, 2007, from Reliant Pharmaceuticals, Inc. to Peter Garrambone
10.50**	Separation Agreement, dated as of June 28, 2007, between Reliant Pharmaceuticals, Inc. and Ernest Mario, Ph.D.
10.51**	Separation Agreement, dated as of January 31, 2006 between Reliant Pharmaceuticals, Inc. and Stefan Aigner, M.D.
10.52**	Third-Lien Loan and Guaranty Agreement, dated as of April 13, 2005, among Reliant Pharmaceuticals, Inc., certain subsidiaries of Reliant Pharmaceuticals, various lenders and Goldman Sachs Credit Partners L.P.
10.52(a)**	Letter Agreement, dated as of April 13, 2005, among Reliant Pharmaceuticals, Inc., the lenders party to the Third-Lien Loan and Guaranty Agreement and Goldman Sachs Credit Partners L.P.
10.53**	Agreement and Plan of Merger, dated as of April 12, 2004, between Reliant Pharmaceuticals, Inc. and Versant Reliant Corporation
10.54†**	Distribution Services Agreement, dated as of February 1, 2005, by and between Reliant Pharmaceuticals, Inc. and Cardinal Health
10.54(a)†**	Amendment to Distribution Services Agreement, dated as of March 1, 2005, by and between Reliant Pharmaceuticals, Inc. and Cardinal Health
10.55†**	Core Distribution Agreement, dated as of January 1, 2005, by and between Reliant Pharmaceuticals, Inc. and McKesson Corporation
10.56**	Consulting Agreement, dated as of July 1, 2007, between Reliant Pharmaceuticals, Inc. and Lionel Carnot
10.57	Letter Agreement, dated as of September 25, 2003, between Reliant Pharmaceuticals, LLC and Invemed Catalyst Fund, L.P.
10.58	Amended and Restated Reliant Pharmaceuticals, Inc. Unit Appreciation Rights Plan

10.59†*	Services Agreement, dated as of January 31, 2005, between Reliant Pharmaceuticals, Inc. and PPD Development, LP (successor in interest to PPD Development, LLC), as amended
21.1**	List of Subsidiaries
23.1	Consent of Ernst & Young LLP
23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
99.1**	Packaging Insert for Lovaza
99.2**	Packaging Insert for DynaCirc CR
99.3**	Packaging Insert for Rythmol SR
99.4**	Packaging Insert for InnoPran XL

*
To be filed by amendment

**
Previously filed

†
Confidential treatment requested for certain portions of this Exhibit pursuant to Rule 406 under the Securities Act, which portions are omitted and filed separately with the Securities and Exchange Commission.

‡
All schedules to this Exhibit are not material and have been omitted in reliance on Item 601(b)(2) of Regulation S-K. We agree to furnish supplementally a copy of any ommitted schedule to the Securities and Exchange Commission upon request.

QuickLinks

PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
COMPENSATION DISCUSSION AND ANALYSIS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
CORPORATE HISTORY AND RESTRUCTURING
DESCRIPTION OF INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
Report of Independent Registered Public Accounting Firm
Reliant Pharmaceuticals, Inc. Consolidated Balance Sheets (in thousands)
Reliant Pharmaceuticals, Inc. Consolidated Statements of Operations (in thousands except share and per share data)
Reliant Pharmaceuticals, Inc. Consolidated Statements of Changes in Members'/Stockholders' Deficit Years ended December 31, 2004, 2005 and 2006 (in thousands, except for units and shares)
Reliant Pharmaceuticals, Inc. Consolidated Statements of Cash Flows (in thousands)
Reliant Pharmaceuticals, Inc. Notes to Consolidated Financial Statements December 31, 2006 (in thousands, except for units, shares and per share data)
Reliant Pharmaceuticals, Inc. Consolidated Balance Sheets (in thousands, except share and per share data)
Reliant Pharmaceuticals, Inc. Consolidated Statements of Operations (in thousands, except share and per share data) (Unaudited)
Reliant Pharmaceuticals, Inc. Consolidated Statements of Cash Flows (in thousands) (Unaudited)
Reliant Pharmaceuticals, Inc. Notes to Consolidated Financial Statements (in thousands, except for share and per share data) (Unaudited)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution.
  Item 14. Indemnification of Directors and Officers.
  Item 15. Recent Sales of Unregistered Securities.
  Item 16. Exhibits and Financial Statement Schedules.
  Item 17. Undertakings.
SIGNATURES
  Exhibit Index